As filed with the Securities and Exchange Commission on July 6, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Teads B.V.(*)

(Exact name of Registrant as specified in its charter)

(*)

Teads B.V. is a newly formed holding company for the business of Teads S.A., an existing private holding company. We intend to convert the legal form of our Company under Dutch law from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company (naamloze vennootschap) and to change the name from Teads B.V. to Teads N.V. prior to the closing of this offering.

Not Applicable

(Translation of Registrant’s name into English)

Netherlands	7310	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Danzigerkade 15B

1013 AP Amsterdam, the Netherlands

+31 (0)6 2157 3727

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Armando Mariano Gil

Teads INC.

55 5th Avenue, 17th Floor

New York, New York 10003

(408)-712-3198

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Pierre Chappaz

Bertrand Quesada

Caroline Barbery

Teads B.V.

Danzigerkade 15B

1013 AP Amsterdam, the Netherlands

+31 (0)6 2157 3727

Richard Alsop Kristina Trauger Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069 (212) 848-4000	Craig Marcus Michael Kazakevich Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Gaby Smeenk Martin van Olffen De Brauw Blackstone Westbroek Claude Debussylaan 80 1082 MD Amsterdam +31 20 577 1771

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act of 1933.

Emerging Growth Company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Class A common shares, €0.01 par value per share	$100,000,000	$10,910

(1)

Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended. Includes the Class A common shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling shareholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)—DATED                      , 2021

                 Shares

Class A common shares

Teads B.V.

to be converted to and renamed as

Teads N.V.

This is an initial public offering of Class A common shares, par value €0.01 per share (“Class A Shares”), of Teads B.V., which will be converted into a public company (naamloze vennootschap) and renamed Teads N.V. prior to the closing of this initial public offering. The selling shareholders are offering                  Class A Shares. We expect the initial public offering price will be between $         and $         per Class A Share. Currently, no public market exists for our Class A Shares.

We will not receive any of the proceeds from the Class A Shares sold by the selling shareholders.

The selling shareholders have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional                  Class A Shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions.

Upon closing of this offering, we will have two classes of common shares: Class A Shares and Class B common shares (“Class B Shares” and, together with the Class A Shares, the “Common Shares”). The rights of holders of Class A Shares and Class B Shares will be identical except with respect to voting, pre-emptive and conversion rights. Each Class A Share will be entitled to one vote. Each Class B Share will be entitled to 25 votes and will be convertible at any time upon request into 25 Class A Shares of which the converting shareholder will effectively receive one Class A Share. The holder of our outstanding Class B Shares, Altice International S.à r.l., will hold approximately     % of the voting rights of our outstanding share capital immediately following this offering. Patrick Drahi is the indirect controlling shareholder of Altice International S.à r.l.

After the closing of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market (“Nasdaq”). See “Risk Factors” and “Management—Corporate Governance—Controlled Company” for additional information. We have applied to list the Class A Shares on Nasdaq under the symbol “TEAD.”

We are an “emerging growth company” under the U.S. federal securities laws, and as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A Shares involves risks. See “Risk Factors” beginning on page 18 to read about certain factors you should consider before buying our Class A Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Class A Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the Class A Shares against payment on or about                      , 2021.

Goldman Sachs	Morgan Stanley	J.P. Morgan

BNP PARIBAS	Citigroup

JMP Securities	Raymond James	William Blair

Prospectus dated                      , 2021

Re-invent Advertising

My Fragrance
Learn More

The Global Media Platform

Financial Highlights

$540M
2020 Revenue

32%
2020 Adj. EBITDA Margin [1]

32%
Q1'21 Revenue Growth

94%
2020 Customer Retention Rate [2]

99%
2020 Publisher Retention Rate [3]

<5%
2020 Largest Customer Share of Revenue

33%
Large Customer Growth (2017-2020 Compound Annual Growth Rate)

80%
of our 3,100 Publishers are Contractually Exclusive to Us [4]

[1] Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures, please see "Summary Historical Consolidated Financial and Other Data"
[2] For customers who spent above $150,000 with us in the prior period compared to those same customers in the current period irrespective of their spending for each of the years ended Dec 31, 2019 & Dec 31, 2020
[3] For our top 500 publishers
[4] 80% contractual exclusivity for in-article video

Teads The Global Media Platform

We are the Premier End-to-End Platform for Programmatic Advertising for the Quality Open Web

We Connect Leading Advertisers and Agencies with the Highest Quality Publishers

Teads
AD MANAGER
Jewelry Athena Summer'21
150,000 USD
US Fashion Interest
$0.16 | CPCV
US Contextual Luxury
1 creative
$0.16 | CPCV
US Fashion Interest
$0.16 | CPCV
BULK EDIT
UPDATE CAMPAIGN
Wedding planning
Fashion
Education
Teads
FOR PUBLISHERS
CREATE REPORT
Aug 9, 2020
Inventory
Monetization
Teads Ad Manager
Targeting
Predictive AI
Creatives
Teads for Publishers

Teads

The Global Media Platform

Our Platform Reaches
1.9 Billion Users Globally

>100 Billion
Data Points per Day

>15,000
Web and App Properties Represented

Monthly Reach of Internet Population (%) and Number of Unique Users (Millions)

WESTERN EUROPE
87% (286M)
US + CANADA
87% (269M)
CENTRAL & EASTERN EUROPE
26% (59M)
APAC (Ex. China)
78% (809M)
LATAM
86% (289M)
MIDDLE EAST & AFRICA
15% (67M)

Source: Comscore Media Multi-Platform October 2020 (AU, SG, India, MY, ID, HK, VN, PH, BR, MX, US, IT, UK, SP), Mediametrie - Nielsen Multi-Platform Nov 2020 (France), AGOF April 2020 - June 2020 (Germany), Net Metrix NMP 2019-2 (Switzerland), WA plus 2019/2 (Austria), Other markets: Teads internal data estimate0

Teads

The Global Media Platform

We Deliver Exceptional Value to Publishers, Advertisers and Agencies Adidas has renewed its global joint business partnership with Teads for 2021, the fourth consecutive year. Simon Peel Senior Director Global Media Adidas Danone chose Teads as a key partner shifting investment in multiple markets globally, leveraging not only the quality inventory, but creative studio optimizations, and custom audience targeting. Catherine Lautier Global Head of Media Danone VICE is excited to be working alongside Teads, who we have found to deliver reliable and consistent high-quality brand video content through ad formats that perform yet respect our users experience. Alex Payne VP Global Programmatic Solutions Vice Media As we enter our 5th year of partnership, we see the relationship with Teads as an important part of our business mix. Errol Barran Global SVP BBC Global News The Global Media Platform

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have authorized for use with respect to this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our Class A Shares. Our business, financial condition, results of operations or cash flows may have changed since the date of the applicable document.

i

Unless otherwise indicated or where the context otherwise requires, all references in this prospectus to the “Company”, “Teads B.V.”, “Teads”, “we”, “us”, “our” or similar terms refer to (i) Teads S.A. and its subsidiaries, before its business is transferred to Teads B.V.; (ii) Teads B.V. and its subsidiaries after such transfer; and (iii) Teads N.V. and its subsidiaries, after giving effect to the conversion of Teads B.V. into Teads N.V. See “Prospectus Summary—Corporate Reorganization.” References to “Altice International” refer to Altice International S.à r.l.

Industry and Market Data

This prospectus includes market data and forecasts with respect to current and projected market sizes for the digital advertising industry. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third-party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this prospectus are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable.

Some market and industry data, and statistical information and forecasts, are also based on management’s estimates. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Presentation of Financial Information

We present our financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

The financial statements of the Company that are included in this prospectus consist of (i) the statement of financial position as of May 14, 2021 of Altice Temp B.V. (a newly formed company which was renamed Teads B.V. on July 2, 2021); (ii) the consolidated statements of operations for the years ended December 31, 2020 and 2019, the consolidated statements of comprehensive income for the years ended December 31, 2020 and 2019, the consolidated balance sheets as of December 31, 2020 and 2019, the consolidated statements of changes in equity as of December 31, 2020 and 2019 and the consolidated statements of cash flows for the years ended December 31, 2020 and 2019 of Teads S.A.; and (iii) the unaudited condensed interim consolidated statements of operations for the three months ended March 31, 2021 and 2020, the unaudited condensed interim consolidated statements of comprehensive income for the three months ended March 31, 2021 and 2020, the unaudited condensed interim consolidated balance sheet as of March 31, 2021, the unaudited condensed interim consolidated statements of changes in equity as at March 31, 2021 and 2020 and the unaudited condensed interim consolidated statements of cash flows for the three months ended March 31, 2021 and 2020 of Teads S.A. See “Prospectus Summary—Corporate Reorganization.”

We publish our consolidated financial statements in U.S. dollars. In this prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “US$”, “$”, “USD” and “dollars” mean U.S. dollars.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our Class A Shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes contained elsewhere in this prospectus.

Our Mission

Our mission is to provide peace of mind and exceptional results to advertisers, an engaging and respectful experience to consumers and premium monetization for media owners.

Overview

We operate a leading, cloud-based, end-to-end technology platform that enables programmatic digital advertising for a global, curated ecosystem of quality advertisers and their agencies and quality publishers. We operate in the internet ecosystem (the “Open Web”) outside of advertising platforms, like Facebook and Google, which are known as the walled gardens (the “Walled Gardens”). As an end-to-end solution, our platform consists of buy-side, sell-side, creative, data and AI optimization modules. As a result, we have built deep partnerships with both the demand and supply sides of digital advertising. For advertisers and their agencies, our platform offers a single access point to buy the inventory of many of the world’s best publishers. Through exclusive partnerships with these premium publishers, we enable customers to reach 1.9 billion unique monthly users (as of April 2021), while improving the efficiency, quality and cost of digital ad transactions. For about 3,100 publishers, we are a trusted monetization partner, providing the technology required to monetize their most valuable ad inventory programmatically. By connecting both sides through our integrated platform, known as the Teads Global Media Platform, we solve the digital programmatic advertising industry’s most significant problems related to value chain fragmentation, inefficient digital advertising pricing and quality and scale of inventory. We refer to the ecosystem enabled by Teads Global Media Platform as the curated internet (the “Curated Internet”).

Our innovative and comprehensive set of products have been trusted by publishers on the Open Web for almost a decade. In 2012, we pioneered an industry-defining video advertising format known as outstream, which is embedded in-article, specifically in between two paragraphs of editorial text. This invention immediately solved one of the biggest problems in digital advertising related to the lack of quality video inventory. Our platform is also capable of delivering display ads, which are the preferred advertising format for performance-oriented campaigns, as well as other web and app formats.

Through our Curated Internet, we offer advertisers and their agencies access to high-quality inventory at scale, solving a major problem for our customers. Advertisers and their agencies can work directly with us through our self-serve buying interface, Teads Ad Manager, or through third-party demand side platforms (“DSPs”). Regardless of how or where advertisers transact, they have access to our quality inventory sources on behalf of our publisher partners. Teads Ad Manager has the advantage of leveraging our machine learning prediction models, which are focused specifically on our publisher partners and our in-article placements. We use our predictive machine learning algorithms to process large volumes of data based on thousands of campaigns to deliver superior outcomes for customers. As a result, we believe we can offer significant cost efficiencies and greater return on investment (“ROI”) to agencies and advertisers who access our publisher partners’ inventory directly through Teads Ad Manager. On average in 2020, Teads Ad Manager delivered 24% lower cost per thousand impressions (“CPMs”), higher results on customers’ key performance indicators (“KPIs”) (including more than doubling the click-through rate and higher completion rate and viewability), and 100% more scale compared to DSPs.

We enable publishers to monetize their digital advertising inventory through our Teads for Publishers platform, which provides them with direct sale capabilities and is directly connected to our buy-side interface,

Teads Ad Manager. This full monetization platform is comprised of our proprietary supply side platform, based on open source technologies (“SSP”), ad exchange, ad server, video player, ad quality management, a comprehensive self-serve interface, full set of ad formats and audience and other targeting capabilities. As a result, we are deeply embedded with our publisher partners, who rely upon our technology platform to monetize their most valuable sources of ad inventory. We believe this drives publisher stickiness and retention. For the year ended December 31, 2020, the number of our top 500 publishers retained from the prior period end (our “Publisher Retention Rate”) was approximately 99%. We operate exclusive partnerships with over 80% of our publishers for their in-article video inventory, demonstrating the value we deliver. Our longstanding publisher partnerships are aggregated into a highly curated version of the Open Web that includes many of the world’s leading publishers like The BBC, ESPN, Meredith, The Guardian, Bloomberg, The Washington Post, Vogue, L’Equipe, El Mundo, Der Spiegel, South China Morning Post and El Universal. Our Curated Internet reaches 1.9 billion unique monthly users worldwide (as of April 2021) and presents a significant value proposition to advertisers and agencies. As of March 31, 2021, we had about 3,100 editorial publishers on our platform, representing more than 15,000 web and app properties that provide access to more than one trillion ad opportunities every year.

We operate an efficient go-to-market strategy. Our primary customer, in most cases, is the advertising agency, which can represent up to hundreds of advertisers, providing us an efficient point of contact to serve many advertisers. For larger advertisers, we have a dedicated team that advises on utilizing our services for various advertising needs, including leveraging our creative, data and research solutions. In these instances, we work very collaboratively with such advertisers’ agencies. We also deploy a team exclusively focused on partnerships with DSPs. We work with leading global advertisers across various verticals such as technology, automotive, CPG, finance and entertainment. Our number of customers, defined as customers who spent at least $1,000 in the trailing 12-month period, grew to approximately 2,000 as of December 31, 2020. 91% and 94% of our total revenue in the years ended December 31, 2019 and December 31, 2020 came from customers that contributed more than $1,000 in trailing 12-month revenue. The retention rate of customers who spent above $150,000 with us in the prior period compared to those same customers in the current period irrespective of their spending (the “Gross Customer Retention Rate”) was 94% for each of the years ended December 31, 2019 and December 31, 2020.

We have a powerful combination of scale, growth and profitability. Our revenue grew from $509.5 million for the year ended December 31, 2019 to $540.3 million for the year ended December 31, 2020, representing a year-over-year growth rate of 6%, despite a negative impact of the COVID-19 pandemic in the first half of 2020, and from $95.6 million for the three months ended March 31, 2020 to $126.6 million for the three months ended March 31, 2021, representing a period-over-period growth rate of 32%. Our profit for the year ended December 31, 2020 and the three months ended March 31, 2021 was $111.5 million, representing a net profit margin of 20.6%, and $28.0 million, representing a net profit margin of 22.1%, respectively. We generated Adjusted EBITDA* of $173.8 million for the year ended December 31, 2020, representing an Adjusted EBITDA margin of 32.2%, and $38.7 million for the three months ended March 31, 2021, representing an Adjusted EBITDA margin of 31%. For more information on the nature of the impact of the COVID-19 pandemic on our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance—The COVID-19 Pandemic”.

Our Market Opportunity

Per the International Data Corporation (“IDC”), the global advertising market was estimated to be $682 billion in 2020 and is expected to grow at a compounded annual growth rate (“CAGR”) of 3.3% from 2020 through 2024. As consumers have spent increasingly more time online with the rise of mobile devices, social media platforms and the proliferation of online content, the global digital advertising market has experienced rapid growth. Digital advertising growth is expected to outpace the overall advertising market as digital continues

*	Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures, please see “Summary Historical Consolidated Financial and Other Data.”

to take market share from traditional media like print and radio. Of the global advertising market, $319 billion, or 47% was attributed to global digital advertising spend. Digital advertising has increased from 36% of total advertising in 2017 and is expected to grow to 55% of total advertising by 2024. Per IDC, in the U.S., digital advertising was estimated to be $128 billion in 2020 and is expected to grow at a 7.4% CAGR from 2020 through 2024.

We believe our business is positioned to capture this growth opportunity as more ad dollars are allocated to digital. Specifically, we compete for global digital advertising budgets allocated to display and video advertising formats. We define our addressable market as global digital advertising spending, which was estimated at $319 billion in 2020 and is expected to grow at a 7.5% CAGR from 2020 through 2024. We compete with larger advertising platforms like Facebook and Google’s YouTube as well as various competitors who serve the Open Web. Our platform connects advertisers to a highly curated segment of the Open Web that is composed of high-quality publishers and scale inventory. By addressing key issues related to the quality of inventory and ROI, we believe we are helping drive relevance and advertising spend to the Open Web. Although advertising on the Walled Gardens represents a significant amount of global digital ad spend, advertisers are increasingly raising concerns about the lack of transparency and accountability of user-generated content found on these platforms. eMarketer expects that more marketers will restrict advertising spending on Walled Gardens and social media platforms due to brand safety and ethical concerns. According to a survey from eMarketer, the lack of transparency from Walled Gardens is likely to result in decreased advertiser spending in those channels going forward. In a survey of U.S. digital media experts conducted by Integral Ad Science in October 2020, 63% of survey participants expect that insufficient transparency will affect Facebook. Advertisers also cite frustrations about their limited ability to access and use their data outside of Walled Gardens. In contrast, the Open Web allows for access to high-quality, editorial content in an environment where consumers are curious and engaged. As advertisers recognize these differences and as we curate an improved Open Web experience, we believe demand for our solutions will continue to grow.

Within the global digital advertising market, there are several segments that are driving above-market growth for our business:

Shift to Programmatic. Programmatic advertising is the automated buying and selling of digital ads, optimizing performance and pricing through real-time signals. Programmatic advertising has drastically improved the efficiency of buying and selling ads and driven increased adoption of digital advertising. According to IDC, global programmatic digital ad spending was $142 billion in 2020 and is expected to grow at a 10% CAGR from 2020 through 2024. This does not include search advertising. Within programmatic advertising, programmatic digital video advertising spending was estimated at $53 billion in 2020 and is expected to grow at a 12.6% CAGR from 2020 through 2024. Digital advertisers have embraced programmatic advertising, which improves the optimization of both performance and pricing through real-time indicators. Currently, display and video programmatic advertising represents 45% of the total digital advertising market and is expected to increase to 49% by 2024.

Mobile Is the Dominant Format in Digital Advertising. For consumers, mobile is now the primary and preferred device format for consuming digital content and making purchases. According to Statista, there are currently 14 billion mobile devices in use globally, and this is expected to expand at a 6.0% CAGR from 2020 through 2024 to an estimated 17.7 billion devices. As global mobile device growth explodes, facilitated by improved devices and connectivity, growth in mobile advertising is expected to continue. The digital mobile advertising market has grown at a 26% CAGR since 2017 to $197 billion in 2020 according to IDC and is expected to grow at a 12.7% CAGR going forward from 2020 through 2024. Mobile currently contributes 62% of digital advertising but is expected to represent 75% in 2024. Display advertising dollars continue to shift from desktop to mobile with more than 70% of digital display ad dollars flowing to mobile ads according to eMarketer. Mobile also dominates spending within the subcategory of video with its share hovering just under two-thirds of the total according to eMarketer. We believe we are well-positioned to gain from the continual growth of the mobile advertising opportunity because most of our advertising inventory is on mobile devices and in-article placement is especially prominent on mobile devices, taking up a bigger proportion of the screen than the same ad on desktop screens.

Popularity and Increasing Usage of Video Ad Formats. Advertisers continue to see greater value in, and ROI from, video advertising, and are shifting their budget allocation from traditional formats to video formats. According to IDC, in 2020 video advertising was $57 billion of the overall digital advertising market, or 18%. This is expected to increase to 20% of the total digital market by 2024 and grow at an 11% CAGR, which outpaces the market. The popularity of video advertising has only been increased by the COVID-19 pandemic as video helps consumers connect and understand products better virtually. We believe our outstream video ad format has provided the industry with quality video advertising at scale that was previously lacking. Connected TV (“CTV”), although relatively nascent, is a growing piece of the digital video ad market as consumers increasingly shift from linear to streaming video content; the market was estimated to be approximately $8 billion in 2020, per IDC.

Performance Advertising Growth. Performance advertising, as opposed to brand advertising, is used to achieve measurable results, including retaining an audience, generating leads, boosting sales or increasing loyalty, as a direct and immediate result of users seeing and interacting with an ad. Performance advertising can increase the immediate effectiveness of a marketing budget, maximize ROI and allow for more precise measurement of results. In response to tightening budgets during the COVID-19 pandemic, many advertisers shifted their budget allocation to performance advertising, which offered more direct and immediate results. According to IDC, the global performance advertising market was estimated to be $176 billion in 2020 and is expected to grow at an 8.1% CAGR from 2020 through 2024. Today, companies rely on a healthy mix of performance and brand advertising and we offer solutions for both.

Who We Are

Teads S.A. was founded approximately 15 years ago by Pierre Chappaz and Bertrand Quesada. Since then, we have grown to approximately 820 employees as of March 31, 2021 with 36 offices across 23 countries.

We are an innovative company that has enjoyed robust growth since inception. We invented the outstream video advertising format and we believe we are the market leader for in-article video advertising, which has driven our sustained growth. Inserting videos in between two paragraphs of editorial text created a new video ad product that quickly grew to represent a scale source of video advertising inventory and a new opportunity to monetize. Our innovation enabled us to quickly secure exclusive partnerships with many of the world’s leading publishers, which in turn allowed us to build advertising solutions that leading brands and their agencies depend upon. Our exclusive and longstanding publisher partnerships allowed us to build what we believe is the largest global network of premium publishers, allowing us to attract leading advertisers globally who deliver scaled, premium demand to our publisher partners around the globe. Our full-stack, end-to-end technology platform is used by both customers and publishers and bridges either end of the market. Our differentiated two-sided network represents a high barrier to entry while providing a dependable stream of recurring revenue.

We believe our differentiated approach has generated value for our customers, leading to numerous awards, including:

•	Best Brand Positioning/Awareness Campaigns

IAB Mixx Europe, 2020

•	Best Video Ad Tech Innovation

DIGIDAY Global, 2020

•	Best Use of Digital

Festival of Media LATAM 2020

•	Best Places to Work

Inc’s Magazine 2017

Our Core Values

Our culture is defined by a clear set of ten core values, each of which is critical to our success. We believe that these values not only guide our business and define our brand, but also deliver real financial and operational benefits for us, our customers, our publishers partners, our employees and our shareholders:

1.	Innovation: We innovate by creating advertising experiences that respect the user experience and benefit publishers, brands and agencies.

2.	Hard Work: Our main competitors are the digital advertising leaders such as YouTube and Facebook. The only way to win is by working twice as hard as them.

3.	Elegance: We aim to deliver the most elegant solutions in the advertising sector across the world’s most prestigious publishers.

4.	Entrepreneurship: We are a fast growing company built with entrepreneurship at its heart. Everybody at Teads is listened to, respected and rewarded for their contributions.

5.	Passion: We are passionate about technology and advertising, and we believe we can build the most successful independent advertising company in the world.

6.	Trust: We put a lot of trust in our team. We motivate everyone by giving them responsibilities and trusting them to deliver. Trusting each other makes us stronger.

7.	We Love Media: We aim to be a positive force in the media ecosystem, promoting a clean advertising environment through viewability, brand safety and fraud-free inventory.

8.	Social Purpose: In addition to being a positive force in the media industry, we believe in fostering a just and equitable environment at work and in society at large for people of all backgrounds.

9.	Dedication to Customers: We are obsessed with making our customers happy. We work hard to deliver the best technology and the best customer service every single day.

10.	Playing to Win: We consider our business a game that we love to play, and a game we plan to win. And we have fun along the way.

Our Core Strengths

Quality. We are known in the industry as “the” quality provider and quality defines who we are. We invented a solution that provides a quality user experience for consumers on quality publishers, attracting quality advertisers. We power this curated ecosystem with a quality end-to-end solution that incorporates quality data, quality creativity and quality service. We believe this is the key differentiator for Teads in the industry.

Fully Integrated, End-to-End Platform That Provides Greater Efficiency, Effectiveness and Innovation for Our Customers and Publishers. Teads Global Media Platform connects the world’s leading advertisers and their agencies through a single access point to differentiated and exclusive publisher inventory in one end-to-end integrated environment. We offer our customers a comprehensive suite of products, purpose-built to work together seamlessly, leveraging open source tools as well as our proprietary machine learning algorithms across the value chain. This seamless integration, together with the data and insights sourced from our end-to-end model, significantly reduces the complexity and cost to our customers of the otherwise fragmented Open Web experience. We believe our end-to-end solution also allows our product and engineering team to innovate faster than our competition, who must rely on dozens of integrations with third-party technology partners whenever they want to roll out a new innovation. We believe the combination of these advantages increases customer ROI, maximizes publisher monetization and drives our superior financial performance.

Diverse and Engaged Customer Base of Global Advertisers and Premier Agencies. We are deeply integrated in the agency ecosystem, including the largest global agency groups. These agencies typically act as the agency of record for the advertisers, even when the decision making is advertiser-directed. As of

December 31, 2020, we work with approximately 2,000 agencies and advertisers who spend a minimum of $1,000 annually with us. Our advertiser customers are highly diverse by geography and by industry. We enjoy high customer retention; our Gross Customer Retention Rate was 94% in each of the years ended December 31, 2019 and December 31, 2020, a strong performance considering the impact of the COVID-19 pandemic, and we have steadily grown both the number of customer relationships (from approximately 1,150 customers in 2016 to approximately 2,000 in 2020).

Exclusive Partnerships with Premium Publishers at Scale. We benefit from longstanding partnerships with many of the world’s leading publishers, allowing us to reach 1.9 billion unique monthly users worldwide (as of April 2021). As of March 31, 2021, we had about 3,100 editorial publishers on our platform, representing more than 15,000 web and app properties that provide access to more than one trillion ad opportunities every year. Over 80% of our publisher relationships are contractually exclusive to Teads for outstream video advertising. In the year ended December 31, 2020, our Publisher Retention Rate was approximately 99% and we have an average publisher relationship length over five years for our top 50 publishers. Our full-stack monetization capabilities, track record of delivering strong outcomes and the trust that we have earned with our partners are critical to establishing our exclusive engagements.

Comprehensive Suite of Solutions Powered by a Culture of Innovation. We are built upon a history and culture of innovation, having pioneered outstream digital video ads with Teads InRead, which we believe is the market’s leading outstream product. We offer a comprehensive suite of solutions to advertisers and their agencies, comprising our buying interface (Teads Ad Manager), creative tools (Teads Studio), powerful audience targeting capabilities (Teads Audiences), guaranteed outcome pricing options enabled by our innovative prediction models and both branding and performance advertising. For publishers, we offer Teads for Publishers, a full monetization platform that includes our proprietary SSP, ad server, video player and all the solutions that our customers have access to as well. Our innovative culture allows us to continually evolve our products to anticipate the future needs of customers and publishers.

Truly Global Footprint with Opportunities for Growth in All Regions. Unlike many digital advertising companies that tend to be strong in only a few markets with limited presence and penetration in most other markets, we have built strong infrastructure, teams, partnerships and customer bases in most major digital advertising markets globally. Our revenue (after intersegment, i.e. DSP revenue reallocation) is proportionally split to match the size of the market opportunity in each market/region: 40.1% in Canada and the U.S. (“North America”), 46.6% in Europe, the Middle East and Africa (“EMEA”), 6.9% in Asia Pacific, and 6.4% in South America for the year ended December 31, 2020. We are also uniquely positioned as a global premium provider because we have significant premium publisher partnerships in all markets in which we operate, which is a result of strong publisher development teams based locally in each market and region. We believe each region and each market has significant growth potential and we can leverage assets we have built in these markets for growth.

Simplified Approach to Data-Driven Dynamic Creatives. Teads Studio, our main creative tool, offers an integrated creative and data platform to enable advertisers to easily personalize their creatives based on dynamic signals, such as time, location, weather, device or audience segment. Moreover, we offer pre- and post-testing tools to determine the best creative decisions and work closely with creative teams to understand their specific objectives in reaching and engaging the target audience. The scope of our creative capabilities extends to dynamic creative optimization, interactive display and augmented reality – all with a singular focus on driving superior outcomes for our customers and partners.

Highly Scalable, Cloud-Based Technology Platform. Technology is at the heart of our business. Our platform was built in-house by our software engineers, based on open-source technologies and is highly scalable. We host our systems in the cloud, primarily on Amazon AWS and Google Cloud Platform, allowing us to run a highly cost-effective platform that supports campaigns and targets users globally. We collect enormous amounts of data, including more than 100 billion data points per day from our 1.9 billion unique monthly users (as of April 2021). We leverage our scale data and data science capabilities to inform 50 prediction models, which we believe improve advertiser ROI and enable unique advertiser offerings like guaranteed outcome pricing options. Furthermore, our algorithms allow us to predict users’ behavior on our publisher partners’ pages with a sufficient degree of certainty to enable us to sell content on a guaranteed performance basis, which is a key differentiator in the industry.

Innovative, Privacy First Approach to Consumer Targeting Positions Us Favorably for a Cookieless World and Other Industry Changes Related to Identity. Aligned with our respectful user experience in our advertising formats, we take a privacy-first approach to the consumer. As our industry grapples with the challenges of the deprecation of cookies for targeting and tracking, we have taken a proactive approach to building cookieless solutions that respect consumer privacy. There are several structural and operational factors driving our approach. Being integrated with the best content, we have always leveraged the context of an article to ensure relevance to an ad that will appear next to it. By analyzing the content semantically, we can develop audience profiles in real-time without a cookie. Our direct integrations with our publisher partners allows us access to more data signals not tied to a user ID that can feed our advanced machine learning algorithms. We believe we are one of the few in the industry to leverage Google’s Privacy Sandbox solution, which allows us to target users without unique identifiers on the Chrome browser. Google recently announced that they will not use email identifiers in their solutions for the Open Web. Many of our peers had adopted email identifiers as their alternative to cookies, which is undermined by Google’s position. Teads’ cookieless strategy does not rely on email identifiers so we are not affected. We believe our cookieless solutions are very effective. According to Nielsen DAR, using our cookieless technology for real-time demographic targeting demonstrates 25% greater accuracy in comparison to classic cookie-based data segments.

Unique Combination of Scale and Profitability. We have grown our revenue to $540.3 million in 2020 and $126.6 million in the three months ended March 31, 2021, which makes us one of the largest advertising technology companies in the industry. At the same time, we have also achieved a profit for the year/period of $111.5 million in the year ended December 31, 2020, which represents a 20.6% profit margin, and $28.0 million in the three months ended March 31, 2021, which represents a 22.1% profit margin, and an Adjusted EBITDA* of $173.8 million in 2020, which represents 32.2% of our revenue for the corresponding period, and $38.7 million in the three months ended March 31, 2021, which represents 31% of our revenue for the corresponding period. We believe that our performance is made possible by our end-to-end platform, significant scale, long-standing customer and publisher relationships and lean, capital-efficient operations.

Proven, Founder Led Management Team, Backed by Best in Class Organization. Teads S.A. was founded approximately 15 years ago by Pierre Chappaz and Bertrand Quesada, based on a culture of continuous innovation in the advertising industry. Since then, we have expanded to 36 offices in 23 countries, employing approximately 820 employees as of March 31, 2021, and generating $540.3 million of revenue in the year ended December 31, 2020 and $126.6 million of revenue in the three months ended March 31, 2021. The original founding team continues to lead the Company today, and we have complemented our management team with a talented group of managers based around the world. We believe the quality of our people and the continued entrepreneurial culture bestowed by our founders provide a powerful differentiator in the industry.

Growth Strategy

We believe that we are in the early stages of growth and see significant upside for the business and industry overall. We plan to leverage our leading brand and positioning to pursue several long-term growth initiatives:

Increase Sales From Existing Customer Base. Our comprehensive portfolio of digital advertising solutions has grown to encompass a variety of display and video products as well as branding and performance advertising formats. We believe we can increase sales to existing advertiser and agency customers by capturing

*	Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures, please see “Summary Historical Consolidated Financial and Other Data.”

additional advertising spend across our portfolio of products and solutions. For example, many of our customers first used our platform for brand advertising and have now started to use us for performance advertising campaigns, increasing our share of their total advertising spend. Additionally, as customers seek to shift more spend away from the Walled Gardens, they will require quality inventory and a single access point to this inventory, which our Curated Internet ecosystem aims to provide.

Acquire New Customers and Publisher Partners. We plan to continue acquiring new high-quality publishers and advertisers and agencies around the world. We believe our scaled premium demand and full stack monetization platform offers publishers a clear value proposition. We expect to increase our market share among global advertisers and agencies through our ability to increase ROI through our portfolio of leading advertiser-centric solutions and by providing a single point of access to the world’s best publishers.

Expand Customer Base Internationally. As the global advertising landscape becomes more sophisticated, we plan to focus on high-growth markets where Teads is under-indexed. We believe we have formed a leadership position in the EMEA and U.S. markets and anticipate using this experience to be a leader in new geographies. Believing that Asia Pacific represents our fastest-growing market opportunity, we launched our Singapore and Tokyo offices four years ago. The Asia Pacific market remains underpenetrated, despite already experiencing substantial growth since our entry.

Grow Our Performance Advertising Business. Performance advertising addresses the needs of our advertiser customers who focus on linking ad spend to measurable outcomes and deeper user engagement, including leads, sales and mobile app installs. As our customers shift ad budgets to performance-based advertising, we believe we are well-positioned to capture more of their spend. Our leadership in ad viewability, optimizing creatives and measuring outcomes and our ability to optimize outcomes with machine learning positions us favorably in performance advertising. From launch three years ago, our performance advertising business is now a significant driver of our growth.

Continue to Innovate Our Solutions While Accessing New, Quality Supply Sources. We intend to extend our inventory sources and gain exposure to large and high-growth segments of digital advertising, including:

•

Connected TV (CTV): We are investing in new technologies to capture the ongoing shift of ad budgets from linear TV to CTV. We believe our premium positioning, strong legacy in brand awareness advertising, existing partnerships with customers and publishers and an end-to-end digital advertising platform is uniquely aligned with CTV and will allow us to enter the segment more easily and with a strong, differentiated positioning.

•

Mobile Apps: The mobile in-app ad market represents a compelling and complementary inventory source for us to provide to our customers. We believe we can leverage our premium positioning to secure app-focused publishers who seek more premium demand. We believe we can also leverage our performance advertising capabilities and data science expertise to effectively compete in the performance heavy in-app ecosystem.

Pursue M&A to Create Value. Our industry is highly fragmented, with many undercapitalized players and point-solutions. We believe we are well-positioned to identify and acquire market share or new capabilities as the industry consolidates to fewer, more scaled platforms.

Risk Factors

Our business is subject to many risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

•	Our failure to maintain and grow our relationships with customers and publishers and increase spend through our platform may negatively impact our revenue and business.

•

We face intense competition from companies that offer services similar or competitive to ours. If we are unable to differentiate to compete effectively or continue to improve our competitive advantages over existing and new businesses with similar or competing business models, our business, financial performance, financial condition and cash flows could be materially adversely impacted.

•

Our ability to grow and maintain our profitability could be materially affected if changes in technology and customer expectations outpace our service offerings and the development of our internal tools and processes, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

•

If we fail to innovate and make the right investment decisions in our offerings and platform, we may not attract and retain advertisers, advertising agencies or publishers and our revenue and results of operations may decline.

•

We, our customers and our publisher partners are subject to laws and regulations globally, including those related to data privacy, data protection, and information security, and consumer protection across different markets where we conduct our business, including in the U.S. and Europe and industry requirements and such laws, regulations and industry requirements are constantly evolving and changing. Our actual or perceived failure to comply with such obligations could have an adverse effect on our business, results of operations and financial condition.

•

If we are unable to meet publisher quality standards for which advertisements appear on their sites, our relationships with publishers may suffer which could adversely affect our business, results of operations, and financial condition.

•	Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

•

If we fail to detect or prevent fraud on our platform, or malware intrusions into the systems or devices of our publisher partners and their consumers, advertisers and publishers could lose confidence in our platform, and we could face legal claims that could adversely affect our business, results of operations, and financial condition.

•

If we fail to maintain a consistently high level of service experience and implement and communicate high-quality corporate sustainability and social purpose activities, our ability to attract new and retain existing customers and team members could be adversely affected.

•

Our business and financial results have been and will continue to be adversely affected by the COVID-19 pandemic and could be adversely affected by another global pandemic or economic and geopolitical conditions, which could negatively affect our customers’ and partners’ businesses and levels of business activity, demand for our services as well as our and our customers’ and partners’ liquidity and access to capital.

•	We must scale our platform infrastructure to support anticipated growth and transaction volume. If we fail to do so, we may limit our ability to process ad impressions, and we may lose revenue.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	an exemption that allows us to include less than five years of audited financial statements in connection with this offering; and

•	an exemption from the auditor attestation requirement on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

We may choose to take advantage of some, but not all, of these reduced requirements, and therefore the information that we provide holders of Class A Shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, so we are unable to make use of the extended transition period. We will comply with new or revised accounting standards on or before the relevant dates on which adoption of such standards is required by the IASB.

We may take advantage of these provisions until we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of the following:

•	the last day of the first fiscal year in which our annual revenues were at least $1.07 billion;

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the date on which we have issued more than $1 billion of non-convertible debt securities over a three-year period; and

•

the last day of the fiscal year during which we meet the following conditions: (i) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million; (ii) we have been subject to U.S. public company reporting requirements for at least 12 months; and (iii) we have filed at least one annual report as a U.S. public company.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. As long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly or using the same forms as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with certain other rules and regulations under U.S. securities laws applicable to U.S. domestic companies whose securities are registered under the Exchange Act, including Regulation FD, which restricts the selective disclosure of material information.

So long as we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not foreign private issuers.

Corporate Reorganization

We were incorporated pursuant to the laws of the Netherlands as Altice Temp B.V. on May 14, 2021 and were renamed Teads B.V. on July 2, 2021 to become a holding company for the Teads businesses. Pursuant to the terms of a corporate reorganization that will be completed prior to the closing of this offering, all issued and outstanding shares in Teads S.A. will be contributed and transferred to Teads B.V. in exchange for newly issued Class A Shares and Class B Shares of Teads B.V. and a vendor note and, as a result, Teads S.A. will become a wholly-owned subsidiary of Teads B.V. Following this step, Altice Teads S.A., the sole shareholder of Teads B.V. will be liquidated and as a result, the current direct and indirect shareholders of Altice Teads S.A., being Altice International, Yosemite 1 S.A. and Yosemite 2 S.A., will become Teads B.V.’s direct shareholders. Following the liquidation of Altice Teads S.A., Yosemite 1 S.A. and Yosemite 2 S.A. will merge with and into Teads B.V. and as a result Yosemite 1 S.A.’s and Yosemite 2 S.A.’s shareholders will be allotted shares in Teads B.V. Lastly, Teads B.V. will be converted into a public company (naamloze vennootschap) whereby its name will be changed from Teads B.V. to Teads N.V.

The following diagram shows our organizational structure after giving effect to the corporate reorganization and this offering, assuming no exercise by the underwriters of their option to purchase additional Class A Shares.

1 Altice International is an indirect subsidiary of New Altice Europe B.V. (“New Altice Europe”). Next Alt indirectly holds 100% of the share capital and voting rights of New Altice Europe, which indirectly owns 92.76% of the share capital and voting rights of Altice International. Next Alt is a personal holding company of which Patrick Drahi is the sole indirect controlling shareholder. As such, Patrick Drahi may be deemed to beneficially hold all of the Class B Shares held by Altice International.

2 Consists of Pierre Chappaz, Bertrand Quesada and certain of our current employees, including members of our senior management. See “Principal and Selling Shareholders” for more information.

Corporate Information

Our principal executive offices are located at Danzigerkade 15B, 1013 AP Amsterdam, the Netherlands, and our telephone number is +31 (0)6 2157 3727. Our website address is www.teads.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

“Teads” and our other registered or trade names, trademarks, or service marks appearing in this prospectus are our property. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Issuer	Teads N.V.

Class A Shares offered by the selling shareholders	Class A Shares (or Class A Shares, if the underwriters exercise their option to purchase additional Class A Shares in full).

Common shares to be outstanding immediately after this offering	Class A Shares (or Class A Shares, if the underwriters exercise their option to purchase additional Class A Shares in full) and Class B Shares (or Class B Shares if the underwriters exercise their option to purchase additional Class A Shares in full)

Option to purchase additional Class A Shares	The selling shareholders have granted the underwriters an option to purchase up to additional Class A Shares. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Use of Proceeds	We will not receive any of the proceeds from the Class A Shares sold by the selling shareholders.

See “Use of Proceeds.”

Directed Share Program	At our request, the underwriters have reserved up to 5% of the Class A Shares offered hereby for sale at the initial public offering price to our directors and officers, our employees, and certain directors, officers and employees of New Altice Europe and its subsidiaries (the “Altice group”). The sales will be made by Morgan Stanley & Co. LLC, an underwriter of this offering, and its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other Class A Shares offered hereby. Any shares purchased by our directors and officers in the directed share program will be subject to a 180-day lock-up period, and any shares purchased by other persons in our directed share program will be subject to a 35-day lock-up period.

Voting	Upon closing of this offering, we will have two classes of common shares: Class A Shares and Class B Shares. Each Class A Share will be entitled to one vote. Each Class B Share will be entitled to 25 votes and will be convertible at any time upon request into 25 Class A Shares but the converting shareholder will be obligated to transfer 24 Class A Shares to the Company so that the converting shareholder will effectively only acquire one Class A Share pursuant to a conversion. Altice International, the holder of our outstanding Class B Shares will hold approximately % of the voting rights on our issued and outstanding share capital immediately following this offering.

Dividends	We do not currently anticipate paying dividends on our Class A Shares or Class B Shares. Any declaration and payment of future dividends to holders of our Class A Shares or Class B Shares will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Dutch law imposes requirements that may restrict our ability to pay dividends. See “Dividend Policy.”

Registration Rights Agreement	In connection with the closing of this offering, we will have a registration rights agreement with Altice International and our founders. This agreement will provide to Altice International an unlimited number of “demand” registrations for the registration of the sale of our Class A Shares in the minimum aggregate amount of $75,000,000. Additionally, the agreement will provide customary “piggyback” registration rights to Altice International and we will be obligated to file a shelf registration statement once we are eligible to register on Form F-3. Our founders will be able to request participation in any registrations in which Altice International participates. “See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Proposed Symbol	“TEAD”

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A Shares.

The number of Class A Shares to be outstanding immediately after this offering excludes:

•

                     Class A Shares issuable upon exercise of stock options to be issued under the Teads N.V. Stock Option Plan (the “2021 SOP”) in connection with the closing of this offering at an exercise price equal to the fair market value on the date of grant; and

•	Class A Shares reserved for issuance upon exercise of stock options that may be issued under the 2021 SOP in the future.

Unless otherwise indicated, the information in this prospectus assumes the following:

•	an initial public offering price of $ per Class A Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus;

•	no exercise by the underwriters of their option to purchase additional Class A Shares; and

•	the completion, prior to the closing of this offering, of our corporate reorganization described above.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present summary historical consolidated financial data of Teads S.A.

The consolidated statements of operations for the years ended December 31, 2020 and 2019, the consolidated statements of comprehensive income for the years ended December 31, 2020 and 2019, the consolidated balance sheets as of December 31, 2020 and 2019, the consolidated statements of changes in equity as of December 31, 2020 and 2019 and the consolidated statements of cash flows for the years ended December 31, 2020 and 2019 have been derived from Teads S.A.’s audited financial statements included elsewhere in this prospectus. The unaudited condensed interim consolidated statements of operations for the three months ended March 31, 2021 and 2020, the unaudited condensed interim consolidated statements of comprehensive income for the three months ended March 31, 2021 and 2020, the unaudited condensed interim consolidated balance sheet as of March 31, 2021, the unaudited condensed interim consolidated statements of changes in equity as at March 31, 2021 and 2020 and the unaudited condensed interim consolidated statements of cash flows for the three months ended March 31, 2021 and 2020 have been derived from Teads S.A.’s unaudited condensed interim consolidated financial statements included elsewhere in this prospectus.

You should read the summary financial data presented below in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes of Teads S.A. included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future period.

Consolidated Statements of Operations:	Years Ended December 31		Three Months Ended March 31,
(in thousands of USD)	2020	2019	2021	2020
Revenue	540,273	509,513	126,592	95,566
Cost of revenue	(253,138)	(281,665)	(56,753)	(60,128)
Technology and development expenses	(16,037)	(14,894)	(3,917)	(3,875)
Sales and marketing expenses	(76,792)	(104,230)	(21,722)	(20,629)
General and administrative expenses	(24,949)	(27,519)	(7,058)	(5,415)
Profit from operations	169,357	81,205	37,142	5,519
Change in value of contingent consideration	(2,798)	–	–	–
Financial (cost) income	(8,523)	550	690	(4,523)
Profit before tax	158,036	81,755	37,832	996
Income tax expense	(46,523)	(26,485)	(9,809)	(2,041)
Profit (loss) for the year/period	111,513	55,270	28,023	(1,045)
Attributable to non-controlling interests	(5)	(1)	(3)	(1)
Attributable to owners of the Company	111,508	55,269	28,027	(1,044)
Earnings per share (in USD)
Basic	222.97	110.52	56.03	(2.09)
Diluted	175.12	86.80	44.00	(2.09)

Consolidated Statements of Balance Sheet Data:	As at December 31,		As at March 31,
ASSETS (in thousands of USD)	2020	2019	2021
Goodwill	40,538	37,236	38,963
Intangible assets	9,804	5,162	10,048
Right-of-use assets	23,494	22,634	24,711
Property, plant and equipment	6,352	5,980	6,047
Financial assets	169,590	93,586	194,958
Other non-current assets	–	6	–
Deferred tax assets	4,089	3,062	3,272
Non-current assets	253,867	167,665	277,999
Trade receivables	250,038	206,480	194,765
Other receivables	26,803	26,859	20,216
Cash and cash equivalents	58,390	20,951	53,087
Current assets	335,231	254,291	268,069
Total assets	589,098	421,956	546,068

	As at December 31,		As at March 31,
EQUITY AND LIABILITIES (in thousands of USD)	2020	2019	2021
Share capital	17,379	17,379	17,379
Share premium	115,691	115,691	115,691
Retained earnings	226,815	114,935	254,841
Reserves	(15,487)	(29,535)	(22,620)
Equity attributable to owners of the Company	344,397	218,470	365,290
Non-controlling interests	10	4	7
Total equity	344,407	218,474	365,297
Long-term borrowings	19	5	–
Lease liabilities	21,458	20,900	22,303
Non-current provisions	2,084	1,151	1,982
Deferred tax liabilities	154	197	184
Other non-current liabilities	54	4,135	54
Non-current liabilities	23,769	26,388	24,523
Trade and other payables	135,664	118,295	89,015
Short-term borrowings	243	580	49
Lease liabilities	4,045	2,809	4,578
Current tax liabilities	21,371	12,219	14,481
Contract liabilities	5,153	4,950	2,698
Other current liabilities	54,446	38,243	45,426
Current liabilities	220,922	177,094	156,247
Total equity and liabilities	589,098	421,956	546,068

Non-GAAP and Other Data
Adjusted EBITDA(1)	173,812	94,368	38,748
Customers >$1,000 of revenue(2)	1,995	1,987	N/A
Gross Customer Retention Rate(3)	94%	94%	N/A
Publisher Retention Rate(4)	99%	N/A	N/A

(1)

Adjusted EBITDA is defined as operating income before depreciation and amortization, other expenses and income (capital gains, non-recurring litigation, restructuring costs) and share-based expenses. This may not be comparable to similarly titled measures used by other entities. Further, this measure should not be considered as an alternative for operating income as the effects of depreciation, amortization and impairment, excluded from Adjusted EBITDA, do ultimately affect the operating results. We believe Adjusted EBITDA is an appropriate measure for evaluating the operating performance of the Company. Adjusted EBITDA and similar measures with similar titles are common performance measures used by investors, analysts and peers to compare performance in our industry. Internally, we use revenue and Adjusted EBITDA measures as important indicators of our business performance, and evaluate management’s effectiveness with specific reference to these indicators. We believe Adjusted EBITDA provides management and investors a useful measure for period-to-period comparisons of our core business and operating results by excluding items that are not comparable across reporting periods or that do not otherwise relate to the Company’s ongoing operating results.

The following is a reconciliation of profit (loss) for the year/period to Adjusted EBITDA:

	Years Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
	(in thousands of USD)
Profit (loss) for the year/period	111,513	55,270	28,023	(1,045)
Income tax expense	(46,523)	(26,485)	(9,809)	(2,041)
Financial (cost) income	(8,523)	550	690	(4,523)
Change in value of contingent consideration	(2,798)	–	–	–
Retention bonus*	–	(9,910)	–	–
Depreciation and amortization	(4,455)	(3,253)	(1,605)	(895)
Adjusted EBITDA	173,812	94,368	38,748	6,414

* In 2019, the Company accrued retention bonuses for certain managers (as provided for in the share purchase agreement relating to the acquisition of Teads S.A. by Altice International in 2017) that were paid in January 2020.

(2)	Consists of the aggregate number of customers that contributed more than $1,000 of revenue in the trailing 12 months.
(3)

We define gross customer retention as of a period end as customers who spent more than $150,000 with us in the prior period and who continued to be customers in the current period irrespective of their spending, expressed as a percentage (such rate, the “Gross Customer Retention Rate”).

(4)	We define publisher retention as of a period end as the number of our top 500 publishers retained from the prior period end (such rate, the “Publisher Retention Rate”).

Recent Developments

Estimated Preliminary Results for the Three Months Ended June 30, 2021 (unaudited)

Set forth below are certain preliminary and unaudited estimates of selected financial and other information for the three months ended June 30, 2021 and actual unaudited financial and other information for the three months ended June 30, 2020. The unaudited selected financial and other information for the three months ended June 30, 2021 reflects our preliminary estimates with respect to such results based on currently available information, is not a comprehensive statement of our financial results and is subject to completion of our financial closing procedures. Our financial closing procedures for the three months ended June 30, 2021 are not yet complete and, as a result, our actual results may differ materially from these estimates. These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with IFRS. Further, our preliminary estimated results are not necessarily indicative of the results to be expected for any future period as a result of various factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” This information should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus.

The preliminary estimates presented below have been prepared by, and are the responsibility of, management. Deloitte Audit S.à r.l., our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial information. Accordingly, Deloitte Audit S.à r.l. does not express an opinion or any other form of assurance with respect thereto.

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2021
	Actual	Low (estimated)	High (estimated)
(unaudited, in thousands of USD)
Revenue
Cost of revenue
Technology and development expenses
Sales and marketing expenses
General and administrative expenses
Profit from operations
Change in value of contingent consideration
Financial (cost) income
Profit before tax
Income tax expense
Profit (loss) for the year/period
Attributable to non-controlling interests
Attributable to owners of the Company
Earnings per share (in USD)
Basic
Diluted
Non-GAAP Financial Measures:
Adjusted EBITDA

The following table provides reconciliations of our preliminary estimates of Adjusted EBITDA for the three months ended June 30, 2021:

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2021
	Actual	Low (estimated)	High (estimated)
(unaudited, in thousands of USD)
Profit (loss) for the year/period
Income tax expense
Financial (cost) income
Change in value of contingent consideration
Retention bonus
Depreciation and amortization
Adjusted EBITDA

RISK FACTORS

This offering and investing in our Class A Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A Shares. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and financial performance. If any of those or the following risks actually occur, our business, financial condition, financial performance, liquidity and prospects could suffer materially, the trading price of our Class A Shares could decline and you could lose all or part of your investment. See also “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Our failure to maintain and grow our relationships with customers and publishers and increase spend through our platform may negatively impact our revenue and business.

To sustain or increase our revenue, we must regularly add new customers (agencies and advertisers) and encourage existing customers to maintain or increase the amount of advertising spend placed through our platform. If competitors introduce lower cost or differentiated offerings that compete with or are perceived to compete with ours, our ability to grow our business with new or existing customers could be impaired. It is possible that we may reach a point of saturation at which we cannot continue to grow our revenue because of internal limits that advertisers may place on the allocation of their advertising budgets to digital media to a particular provider or otherwise. Our customers typically have relationships with different providers and there is limited cost to moving budgets to our competitors. As a result, we may have limited visibility as to our future revenue streams. We cannot assure you that our customers will continue to use our platform or that we will be able to replace, in a timely or effective manner, departing customers with new customers and publishers that generate comparable revenue.

On the supply side, we are subject to the economic health and evolving business strategies of our publisher partners. We depend upon publishers to provide advertising space which we can offer to existing and prospective advertisers and agencies. While we have established exclusivity for outstream video with 80% of about 3,100 of our publisher partners, and have experienced a Publisher Retention Rate of approximately 99% in the year ended December 31, 2020, a decline in exclusivity levels or retention rates could have a material adverse effect on our ability to grow our revenues and execute on our strategy. If we fail to provide sufficient advertising demand and expected levels of monetization, our publisher partners may consider renegotiating the terms of our contractual exclusivity or establishing relationships with our competitors. Furthermore, independent publishers struggle to compete with the Walled Gardens, which has driven some publishers out of business. When independent publishers go out of business, we experience a decrease in our access to premium advertising inventory which may make our services less attractive to agencies and advertisers. Publishers may also opt to transition to a subscription model as an alternative method of providing their content which would not include advertisements, which would also contribute to a decrease in our access to premium inventory. A decline in the market for programmatic advertising or the failure of that market to grow as expected could also adversely affect our business, results of operations and financial condition. Any of these developments may adversely affect our business, results of operations and financial health.

We face intense competition from companies that offer services similar or competitive to ours. If we are unable to differentiate to compete effectively or continue to improve our competitive advantages over existing and new businesses with similar or competing business models, our business, financial performance, financial condition and cash flows could be materially adversely impacted.

The market for the services we offer to advertisers, agencies and publishers is competitive and we expect competition to intensify and increase from a number of our existing competitors, including the Walled

Gardens such as Google and Facebook, as well as TikTok, Twitter, Snap, Verizon, Iron Source, Xandr, Taboola, TripleLift, SSPs and DSPs. Some of these existing and new competitors have greater financial, human and other resources, greater technological expertise, longer operating histories and more established relationships than we do. In addition, the continued digital expansion of the services we offer and the markets we operate in will result in new and different competitors, many of which may have significantly greater market recognition than we do in the markets we are entering, as well as increased competition with existing competitors who are also expanding their services to cover digital capabilities. Some advertisers and agencies have their own relationships with publishers or are seeking to establish such relationships, and may choose to buy advertising inventory directly from them rather than leverage all the capabilities of our platform. As we grow larger, we may face increased competition from the Walled Gardens should they choose to target our market share in the open Internet as a growth opportunity. If the Walled Gardens begin to compete more directly with us in this manner, it could have an adverse effect on our business, financial performance, financial condition and cash flows. Our inability to compete successfully against companies that offer services similar to ours could result in increased customer churn, revenue loss, pressures on recruitment and retention of team members, service price reductions and increased R&D, marketing and promotional expenses or reduced operating margins which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Introduction of competent, competitive products, pricing strategies or other technologies by other competitors that are superior to or that achieve greater market acceptance than our products and services could adversely affect our business. For example, a competitor may develop a superior method of presenting outstream video ads which may make our services less desirable for advertisers. In such event, we could experience a decline in market share and revenues and be forced to reduce our prices, resulting in lower net profits for us. Loss of existing or future market share to new competitors and increased price competition could substantially harm our business, results of operations and financial condition.

We also face competitive risks in our relationship with publishers. Although we currently have exclusivity for outstream video with over 80% of about 3,100 of our publishers, header bidding opportunities (whereby a publisher may offer ad space to numerous outlets at once) may lead publishers to exit their exclusive arrangements with us. We also face competition from alternative service providers who are able to compete directly with us on placements and who can offer revenue guarantees that are competitive with ours. If our partnerships with publishers decline or become nonexclusive, customers may choose to work with our competitors which could have a material adverse effect on our business, financial performance, financial condition and cash flows. Further, we may in the future face competition from powerful publishers or alliances of publishers that compete directly with us by building their own technology or using a competitive technology to sell outstream videos on their own or in combination with one of our competitors.

Further, we compete with other service providers for talent in some of the regions in which we operate, particularly where access to a qualified workforce is limited, which can impact our talent recruitment efforts and increase our attrition and labor cost. All of these factors present challenges for us in retaining and growing our business.

There has also been rapid evolution and consolidation in the advertising technology industry, and we expect these trends to continue, thereby increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. We compete for both supply and demand with larger, well-established companies that may have technological advantages stemming from their experience in the market. We must continue to adapt and improve our technology to compete effectively, and customers have not always embraced our offering due to various factors, including switching costs from pre-existing technology integrations, and lack of awareness of our end-to-end offerings. Although we believe we provide superior accountability to such competitors, certain customers may make technological or financial demands that we are unable to meet. These and other factors may make it difficult for us to increase our business with our publisher partners and customers, cause some agencies or advertisers to reduce their spending with us or reduce the economies of scale and increase our costs of doing business, adversely affecting our business, results of operations and financial condition. Many publishers and customers are large consolidated organizations that may need to acquire other companies in order to grow. Smaller publishers and customers may need to consolidate in order to compete effectively. There is a finite number of large publishers and customers in our target markets, and any consolidation of publishers or customers may give the resulting enterprises greater bargaining power or result in the loss of publishers and customers that use our platform, reducing our potential base of publishers and customers, each of which would lead to erosion of our revenue.

Our ability to grow and maintain our profitability could be materially affected if changes in technology and customer expectations outpace our service offerings and the development of our internal tools and processes, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our growth, profitability and the diversity of our revenue sources will depend on our ability to develop and adopt new technologies to expand our existing offerings, proactively identify new revenue streams and improve cost efficiencies in our operations, all while meeting rapidly evolving customer expectations. Although we are focused on maintaining and enhancing the capabilities of our platform, we may not be successful in anticipating or responding to our customers’ expectations and interests in adopting evolving technology solutions and the integration of these technology solutions into our platform may not achieve the intended enhancements or cost reductions in our operations which may exert pressure on our gross margins as costs for our growing business increase. Our failure to innovate, maintain technological advantages or respond effectively and timely to changes in technology or to control costs or keep our pricing strategy private could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we fail to innovate and make the right investment decisions in our offerings and platform, we may not attract and retain advertisers, advertising agencies or publishers and our revenue and results of operations may decline.

Our industry is subject to rapid and frequent changes in technology, evolving customer needs and the frequent introduction by our competitors of new and enhanced offerings. We must constantly make investment decisions regarding our existing and future offerings and technology to meet customer demand and evolving industry standards. We may make wrong decisions regarding these investments. If new or existing competitors have more attractive offerings, we may lose customers or customers may decrease their use of our platform. New customer or publisher demands, superior competitive offerings or new industry standards could require us to make unanticipated and costly changes to our platform or business model. If we fail to adapt to our rapidly changing industry or to evolving customer needs, demand for our platform could decrease and our business, financial condition and operating results may be adversely affected.

If we are unable to appropriately price our services to meet changing customer demands, our business, financial performance, financial condition and cash flows may be adversely affected.

The prices we are able to charge for our services are affected by a number of factors, including price competition, our ability to accurately estimate revenues from customer engagements, our ability to estimate resources and other costs for long-term pricing and cash flows for long-term contracts, our customers’ perceptions of our ability to add value through our services, introduction of new services or products by us or our competitors and general economic and political conditions. Therefore, if we are unable to appropriately price our services, there could be a material adverse effect on our business, financial performance, financial condition and cash flows.

In particular, as internet browsers deprecate third-party cookies, if our cookieless solutions do not perform as well as cookie-based solutions, our prices, along with the rest of the Open Web’s prices, may decline as customers place a lower value in less targetable inventory. In addition, privacy regulations may further restrict customers’ ability to run targeted advertising campaigns, which will lead to pricing decline since customers will want to pay less for less targeted advertising. See “ —We, our customers and our publisher partners are subject to laws and regulations globally, including those related to data privacy, data protection, information security, consumer protection across different markets where we conduct our business, including in the U.S. and Europe, and industry requirements and such laws, regulations and industry requirements are constantly evolving and changing. Our actual or perceived failure to comply with such obligations could have an adverse effect on our business, results of operations and financial condition.”

Advertisers may choose to shift more spend to Walled Gardens as third-party cookies are deprecated among independent publishers operating outside the Walled Gardens, which can adversely affect our business, results of operations, and financial condition.

In the last couple of years, Internet browsers have started deprecating third-party cookies, small text files placed by third-party technology companies like ours on consumers’ Internet browser when they arrive on a publisher’s page. These cookies are used to track a user for targeting purposes and measure performance of digital advertising campaigns without collecting nor processing personally identifiable information. This shift by Internet browsers stems from pressure from consumers and regulators to ensure the industry is respecting user privacy as some consumers and regulators deemed cookies to be impacting consumer privacy. This decline in the use of cookies limits advertising technology companies’ ability to track and target users, potentially resulting in advertising campaigns being less effective. Google has announced that by 2022, its Chrome browser will also block third-party cookies and will offer an alternative targeting solution that does not identify users individually. Though we have developed our own cookieless alternatives, there can be no guarantee that advertisers will find our alternative solutions to be effective, and the perception that our or other solutions are not effective may cause advertisers to shift more spend away from the open Internet and towards Walled Gardens such as Facebook and Google, which do not rely as much on cookies and are able to use logged-in user data for targeting and tracking purposes.

Our senior management team is critical to our continued success and the loss of one or more members of our senior management team could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our future success substantially depends on the continued services and performance of the members of our senior management team, and key team members possessing technical and business capabilities, including industry expertise, that are difficult to replace. Specifically, the loss of the services of our executive leadership team, and in particular, Pierre Chappaz, Founder, or Bertrand Quesada, Co-Founder and Chief Executive Officer, could seriously impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical expertise and expertise in the industry in which we operate, and we may not be able to retain these officers or key team members. Although we have entered into employment and non-competition agreements with all of our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers.

In addition, we currently do not maintain “key person” insurance covering any member of our management team. The loss of any of our key team members, particularly to competitors, could have a material adverse effect on our business, financial performance, financial condition and cash flows.

The one-time appointment bonus granted to each of Pierre Chappaz and Bertrand Quesada is not conditional, including upon Pierre Chappaz or Bertrand Quesada, respectively, remaining executive director or otherwise being active within the Teads group.

The one-time appointment bonus in the amount of $20.6 million to be paid to each of Pierre Chappaz and Bertrand Quesada in May 2022, per a one-time agreement with each entered into on July 5, 2021, is non-forfeitable, and is not conditional upon Pierre Chappaz or Bertrand Quesada, respectively, remaining an executive director or otherwise remaining active within Teads. As a consequence, the amounts will be due and payable by the Company if Pierre Chappaz or Bertrand Quesada resigns as executive director or leaves Teads at any time, including prior to the closing of this offering. Additionally, the amount due to Pierre Chappaz could be greater than the amounts listed above due to the Company’s obligation to gross up the appointment bonus for all Dutch income taxes that will become due by him and all Dutch wage withholding taxes to be withheld by the Company on his behalf in connection with this bonus. See “Management—Teads Compensation—Bonus Payments.”

The one-time fee granted to Pierre Chappaz is not subject to any further conditions, including closing of this offering.

The one-time fee in the amount of $35.3 million to be paid to Pierre Chappaz in October 2022 is non-forfeitable, and is not conditional upon the closing of this offering. While the Company does not expect any Dutch income taxes and Dutch wage withholding taxes will be due in connection with this fee, if any such taxes would be due or have to be withheld on his behalf, the Company will gross up the one-time fee to cover these taxes as well as any related costs (including, but not limited to, late payment interest and penalties) as the case may be. The amount to be paid by the Company in connection with the fee plus any non-recoverable Dutch value added taxes may not be deductible for Dutch corporate income tax purposes. See “Certain Relationships and Related Party Transactions—Relationship with Certain Team Members—Pierre Chappaz Fee.”

We, our customers and our publisher partners are subject to laws and regulations globally, including those related to data privacy, data protection, information security, consumer protection across different markets where we conduct our business, including in the U.S. and Europe, and industry requirements and such laws, regulations and industry requirements are constantly evolving and changing. Our actual or perceived failure to comply with such obligations could have an adverse effect on our business, results of operations and financial condition.

The jurisdictions where we operate, as well as our contracts, require us to comply with or facilitate our customers’ and partners’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. These laws and regulations relate to a number of aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data, information and transaction processing security, records management, privacy and security practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, government affairs and other regulatory requirements affecting trade and investment. Failure to perform our services in a manner that complies with any such requirements could result in breaches of contracts with our customers. The application of these laws and regulations to our customers is often unclear and may at times conflict. Further, some regulators have considered placing limits or bans on outstream videos due to bandwidth and energy consumption concerns. Such limits or bans could have an adverse effect on our business, results of operations and financial condition. The global nature of our operations increases the difficulty of compliance. For example, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us or our customers, including the U.S. Foreign Corrupt Practices Act. We cannot provide assurance that our customers will not take actions in violation of our internal policies or U.S. laws.

In order to provide our products and services, we also receive, store and process data about, or related to, our customers, publisher partners, employees and services providers, and so are subject to a variety of data privacy laws and regulations as well as contractual obligations, which may include obligations to conform to industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations and restrictions on the collection, distribution, use and storage of data relating to individuals, including the use of such data for marketing, advertising and other communications with individuals and businesses. In the U.S., various laws and regulations apply to the collection, processing, disclosure and security of certain types of data. Additionally, the Federal Trade Commission and many state attorneys general have interpreted federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data. If we fail to comply with any such laws or regulations, we may be subject to enforcement actions that may not only expose us to litigation, fines and civil and/or criminal penalties, but also require us to change our business practices as well as have an adverse effect on our business, results of operations and financial condition. Additionally, if we face such enforcement actions or other penalties, we may suffer a reputational risk that could have an adverse effect on our business, results of operations and financial condition.

The regulatory framework for data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data, and may affect the manner in which we conduct our business. Restrictions could be placed upon the collection, management, aggregation and use of personal information, or certain categories thereof, which could result in a material increase in the cost of collecting or otherwise obtaining such data and could limit the ways in which we may use or disclose information. In particular, interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, and similar or related practices (sometimes referred to as behavioral advertising or personalized advertising), such as cross-device data collection and aggregation, and the use and distribution of de-identified and indirect data resulting therefrom, including for purposes of personalization and the targeting of advertisements, have come under increasing scrutiny by legislative, regulatory and self-regulatory bodies in the U.S. and abroad that focus on consumer protection or data privacy. Much of this scrutiny has focused on the use of cookies and other technology to collect information about Internet users’ online browsing activity on web browsers, mobile devices and other devices, to associate such data with user or device identifiers or de-identified identities across devices and channels. Because we, and our customers and publishers, rely upon large volumes of such data collected primarily through cookies and similar technologies, it is possible that these efforts may have a substantial and adverse impact on our ability to collect and use data from Internet users, which could have an adverse effect on our business, results of operations and financial condition. It is essential that we monitor developments in this area domestically and globally, and engage in responsible privacy practices, including providing consumers with notice of the types of data we collect and how we use that data to provide our services. However, we cannot guarantee that these efforts will be sufficient to mitigate any adverse effect on our business caused by such changes in laws, regulations and industry standards.

In the U.S., the U.S. Congress and state legislatures, along with federal regulatory authorities, have recently increased their attention on matters concerning the collection and use of consumer data. For instance, the Federal Trade Commission has become increasingly aggressive in prosecuting alleged failure to secure personal data as unfair and deceptive acts or practices under the Federal Trade Commission Act. In the U.S., non-sensitive consumer data generally may be used under current rules and regulations, subject to certain restrictions, so long as the person does not affirmatively “opt-out” of the collection or use of such data. If an “opt-in” model or other more restrictive regulations were to be adopted in the U.S., less data would be available, and the cost of data would be higher. Such increased costs, as well as any increased compliance risks associated with such restrictive regulations, could have an adverse effect on our business, results of operations and financial condition.

California recently enacted the CCPA, which creates individual privacy rights for California residents and increases the privacy and security obligations of businesses handling personal data. The CCPA is enforceable by the California Attorney General and provides for civil penalties and a private right of action relating to certain data security incidents, in each case, as a result of an entity’s non-compliance with the CCPA. The CCPA generally requires covered businesses to, among other things, provide new disclosures to California consumers and afford California consumers new abilities to opt-out of certain sales of personal information, a concept that is defined broadly, and although formal guidance has not been issued, behavioral advertising is believed to be a sale under CCPA by us, consumer advocacy groups and, in some cases, our larger competitors. We cannot yet fully predict the impact of the CCPA, or subsequent related regulations or guidance, on our business or operations, but it may require us to further modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Decreased availability and increased costs of information could adversely affect our ability to meet our customers’ requirements and could have an adverse effect on our business, results of operations and financial condition.

Additionally, a recent California ballot initiative, the California Privacy Rights Act (the “CPRA”), imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data starting in January 2023. As voted into law by California residents in November 2020, the CPRA could have an adverse effect on our business, results of operations and financial condition. The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

The CCPA has encouraged “copycat” laws and in other states across the country, such as in Nevada, Virginia, New Hampshire, Illinois and Nebraska. Such new privacy laws may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of consumer data and could result in increased compliance costs and/or changes in business practices and policies.

In Europe, the General Data Protection Regulation (“GDPR”) took effect on May 25, 2018 and applies to products and services that we provide in Europe, as well as the processing of personal data of European Union citizens, wherever that processing occurs. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union. For example, we have been required to offer new controls to users in Europe before processing data for certain aspects of our service. Failure to comply with GDPR may result in significant penalties for non-compliance of up to the greater of €20 million or 4% of an enterprise’s global annual revenue. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease/change our processing of our data, enforcement notices and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other types of litigations that are similar to class action in the U.S. (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources and reputational harm.

Further, in the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive will be replaced by a European Union Regulation, known as the ePrivacy Regulation, which will significantly increase fines for non-compliance and impose burdensome requirements around obtaining user consent. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. As regulators start to enforce the strict approach, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our advertising campaigns, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulators have already started to enforce the strict approach in certain jurisdictions in which we operate, for example in France and in the United Kingdom and it has begun to occur in Germany, where data protection authorities have initiated a probe on third-party cookies. In addition, as part of the European digital strategy, it was announced that the European Commission would upgrade the rules governing digital services in the European Union by proposing two legislative initiatives: the Digital Services Act and the Digital Markets Act. In that context, the European Data Protection Supervisor introduced a proposal in December 2020 to recommend a ban on targeting advertising based on tracking Internet users’ digital activity, as well as restrictions on the categories of data that can be processed for targeting purposes and the categories of third-party data that may be disclosed to advertisers. The draft proposal includes a push for transparency on the parameters of recommender algorithms. If this proposal or a similar one is passed in the European Union or elsewhere, we may incur substantial costs as we modify our systems to adapt to the new regulatory environment. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. Any failure to achieve required data protection standards (which are not currently clear when applied to the online advertising ecosystem) may result in lawsuits, regulatory fines or other actions or liability, all of which may harm our results of operations. Because the interpretation and application of privacy and data protection laws such as the CCPA and GDPR, and the related regulations and standards, are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in manners that are, or are asserted to be, inconsistent with our data management practices or the technological features of our solutions. As such, we could inadvertently fail to comply or be alleged to have failed to comply with such laws, and consequently be subject to significant statutory damages and negative publicity associated with class action litigation and/or costs associated with modifying our solutions and business strategies.

In Brazil, the National Data Protection Authority announced its regulatory strategy for 2021-2023 in early 2021, establishing as its primary objectives the strengthening of data protection culture and establishing an effective data protection regulatory environment, signaling an increased focus on data privacy matters. As additional countries make their data privacy regimes more robust, we may incur substantial costs in order to comply with a variety of regulatory approaches.

In addition to the law and regulations described above, we are also subject to other laws and regulations that dictate whether, how and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services.

Compliance with these laws and regulations may involve significant costs, consume significant time and resources or require changes in our business practices that result in reduced revenue and profitability. We may also face burdensome and expensive governmental investigations or enforcement actions, regarding our compliance, including being subject to significant fines. Non-compliance could also result in penalties, fines, damages, criminal sanctions against us, our officers or our team members, prohibitions on the conduct of our business, damage to our reputation, restrictions on our ability to process information, allegations by our customers that we have not performed our contractual obligations or other unintended consequences.

In addition, we are required under various laws to obtain and maintain accreditations, permits and/or licenses for the conduct of our business in all jurisdictions in which we have operations and, in some cases, where our customers receive our services. If we do not maintain our accreditations, licenses or other qualifications to provide our services or if we do not adapt to changes in legislation or regulation, we may have to cease operations in the relevant jurisdictions and may not be able to provide services to existing customers or be able to attract new customers. Our failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our reputation, business, financial performance, financial condition and cash flows.

In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us or our customers or publishers. We are members of self-regulatory bodies that impose additional requirements related to the collection, use and disclosure of consumer data. Under the requirements of these self-regulatory bodies, in addition to other compliance obligations, we are obligated to provide consumers with notice about our use of cookies and other technologies to collect consumer data and of our collection and use of consumer data for certain purposes, and to provide consumers with certain choices relating to the use of consumer data. Some of these self-regulatory bodies have the ability to discipline members or participants, which could result in fines, penalties and/or public censure (which could in turn cause reputational harm). Additionally, some of these self-regulatory bodies might refer violations of their requirements to the Federal Trade Commission or other regulatory bodies. If we were to be found responsible for such a violation, it could adversely affect our reputation, as well as our business, results of operations and financial condition.

Our operating results may experience significant variability and as a result it may be difficult for us to make accurate financial forecasts and our actual operating results may experience variability, including falling short of our forecasts.

Our growth has not been, and in the future is not expected to be, linear as our period-to-period results have in the past and may in the future fluctuate due to certain factors, including customer demand, a long selling cycle, delays or failures by our customers to provide anticipated business, losses or wins of key customers, variations in team member utilization rates resulting from changes in our customers’ operations, delays or difficulties in expanding our offices and infrastructure, capital investment amounts that may be inappropriate if our financial forecasts are inaccurate, changes to our pricing structure or that of our competitors, currency fluctuations, seasonal changes in the operations of our customers, our ability to recruit team members with the right skillset, failure to meet service delivery requirements as a result of technological disruptions, the timing of acquisitions and other events identified in this prospectus, increased costs to acquire inventory from publishers, all of which may significantly impact our results and the accuracy of our forecasts from period-to-period. For example, the volume of business with some of our customers in the Travel and Hospitality sector is significantly affected by seasonality, and our revenue is typically higher in the fourth quarter due to spending patterns of our customers with calendar fiscal years.

Additionally, for some strategic publishers, we offer a minimum revenue guarantee, typically for a one-year period. Although we have generally been successful in providing advertising demand that generates revenue exceeding the minimum, we have, in some cases, under-delivered the demand and have had to true-up the difference. We have factored this into our financial planning. However, should sudden changes in demand lead to greater true-ups, our business, results of operations and financial condition may be adversely affected.

Seasonal fluctuations in advertising activity could have a material impact on our revenue, cash flow and operating results.

Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our customers’ spending on advertising campaigns. For example, customers tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. Moreover, advertising inventory in the fourth calendar quarter may be more expensive due to increased demand for advertising inventory. Political advertising could also cause our revenue to increase during election cycles and decrease during other periods. If our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow and operating results from period-to-period.

If we are unable to meet publisher quality standards for which advertisements appear on their sites, our relationships with publishers may suffer which could adversely affect our business, results of operations and financial condition.

While we have processes and technologies to ensure consistently high-quality advertising, our failure to ensure the advertising that goes through our platform meets the standards of our publisher partners could lead to contract cancellations or other responses by our publisher partners. On our platform, advertisers can upload their own ads so it is possible that an advertiser could upload content that a publisher deems to be inappropriate for its audience. If our processes and technologies to prevent this were to fail, our relationships with publishers may suffer which could adversely affect our business, results of operations and financial condition.

Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

Since Teads S.A. was founded approximately 15 years ago, it has experienced rapid growth and significantly expanded its operations. To manage this growth effectively, we must continually evaluate and evolve our organization. We must also manage our employees, operations, finances, technology and development and capital investments efficiently. Our efficiency, productivity and the quality of our platform and customer service may be adversely impacted if we do not train our new personnel, particularly our engineering, sales and support personnel, quickly and effectively, or if we fail to appropriately coordinate across our organization. We also need to manage cultural differences between our team member populations and that may increase the risk for employment law claims. Additionally, our rapid growth may place a strain on our resources, infrastructure and ability to maintain the quality of our platform. You should not consider our revenue growth and levels of profitability in recent periods as indicative of future performance. In future periods, our revenue or profitability could decline or grow more slowly than we expect. Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense, and failure to do so may result in an adverse impact on our business and financial results.

Our business is highly competitive and labor intensive. Our growth prospects, success and ability to meet our customers’ expectations and our growth objectives depends on our ability to recruit and retain team members with the right technical skills and/or language capabilities at competitive cost levels. We need to continuously attract and seek new talent, and there is significant competition for professionals with skills necessary to perform the services we offer to our customers. In addition, in some of the geographies we operate there may be a limited pool of potential professionals with the skills we seek. The increased competition for these professionals increases our costs to recruit and retain team members and presents challenges for us in finding team members. In particular, we depend on attracting and retaining key sales, account management and engineering talent. If we are unable to attract and retain such talent, it may reduce our ability to gain new business and maintain existing customer relationships.

Additionally, our failure to provide innovative benefits to our team members could decrease our competitiveness as an employer and adversely impact our ability to attract and retain a skilled workforce. To attract and retain highly-skilled team members, we have had to offer, and believe we will need to continue to offer, differentiated compensation packages, specific to the geography and skill sets of the team members we are seeking to attract and hire. We have also had to incur costs to provide specialized services and amenities to our team members that impact the profitability of our business. We may need to make significant investments to attract and retain new team members and we may not realize sufficient returns on these investments. An increase in the attrition rate among our team members, particularly among our higher skilled workforce, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. From time to time, we have also experienced higher levels of voluntary attrition, and, in those periods, we have been required to expend time and resources to recruit and retain talent, restructure parts of our organization and train and integrate new team members. If we are not able to effectively attract and retain team members, we may see a decline in our ability to meet our customers’ demands, which may impact the demand for our services and we may not be able to innovate or execute quickly on our strategy, and our ability to achieve our strategic objectives will be adversely impacted and our business will be harmed.

Additionally, evolving technologies, competition and/or customer demands may entail high costs associated with retaining and retraining existing team members and/or attracting and training team members with new backgrounds and skills. Changing team member demographics, organizational changes, inadequate organizational structure and staffing, inadequate team member communication, changes in the effectiveness of our leadership, a lack of available career and development opportunities, changes in compensation and benefits, the unavailability of appropriate work processes and tools, customer reductions and operational efficiency initiatives may also negatively affect team member morale and engagement, harm our ability to retain acquired talent from our acquisitions, increase team member turnover, increase the cost of talent acquisition and negatively impact service delivery and the customer experience. If we are unable to attract and retain sufficient numbers of highly-skilled professionals, our ability to effectively lead our current projects and develop new business could be jeopardized, and our business, financial performance, financial condition and cash flows could be materially adversely affected.

Our international operations subject us to additional costs and risks, and may not yield returns, and our continued international expansion may not be successful.

We are an international company operating out of 36 offices in 23 countries around the world with approximately 820 employees as of March 31, 2021. We expect to continue to expand our international operations; further expansion may require significant management attention and financial resources and may place burdens on our management, administrative, operational, legal and financial infrastructure. The costs and risks inherent in conducting business internationally include:

•	difficulty and cost associated with maintaining effective controls at foreign locations;

•	adapting our platform and solutions to customers’ and publishers’ preferences and customs;

•	difficulties in staffing and managing foreign operations;

•	difficulties in enforcing our intellectual property rights;

•	new and different sources of competition;

•	regulatory and other delays and difficulties in setting up foreign operations;

•	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act and the United Kingdom Anti-Bribery Act 2010, by us, our employees and our business partners;

•	compliance with export and import control and economic sanctions, laws and regulations, such as those administered by the U.S. Office of Foreign Assets Control;

•	compliance with foreign data privacy laws, such as the European Union ePrivacy Directive and GDPR;

•	restrictions on the transfers of funds;

•	currency exchange rate fluctuations and foreign exchange controls;

•	economic and political instability in some countries;

•	health or similar issues, such as a pandemic or epidemic; and

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compliance with the laws of numerous taxing jurisdictions where we conduct business, potential double taxation of our international earnings and potentially adverse tax consequences due to changes in applicable U.S. and foreign tax laws.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. These factors and others could harm our ability to increase international revenues and, consequently, could adversely affect our business, results of operations and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to manage these risks successfully could adversely affect our business, results of operations and financial condition.

We are subject to economic, political and other risks of doing business globally and in emerging markets.

We are a global business with a substantial majority of our assets and operations located outside the U.S. In addition, our business strategies may involve expanding or developing our business in emerging market regions, including EMEA, South America and Asia Pacific. Due to the international nature of our business, we are exposed to various risks of international operations, including:

•	adverse trade policies or trade barriers;

•	tax policies;

•	inflation, hyperinflation and adverse economic effects resulting from governmental attempts to control inflation, such as the imposition of wage and price controls and higher interest rates;

•	difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions;

•	exchange controls or other currency restrictions and limitations on the movement of funds, such as on the remittance of dividends by subsidiaries;

•	inadequate infrastructure and logistics challenges;

•	sovereign risk and the risk of government intervention, including through expropriation, or regulation of the economy;

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challenges in maintaining an effective internal control environment with operations in multiple international locations, including language and cultural differences, expertise in international locations and multiple financial information systems;

•	concerns relating to the protection and security of our personnel and assets; and

•	labor disruptions, civil unrest, significant political instability, wars or other armed conflict.

These risks may impede our strategy by limiting the countries and regions in which we are able to expand. The impacts of these risks may also only materialize after we have begun preparations and made investments to provide services in this new country or region. The exposure to these risks may require us to incur additional costs to mitigate the impact of these risks on our business.

Additionally, international trade and political disputes can adversely affect the operations of multinational corporations like ours by limiting or disrupting trade and business activity between countries or regions. For example, we may be required to limit or halt operations, terminate customer relationships or forego profitable customer opportunities in countries which may in the future be subject to sanctions or other restrictions on business activity by corporations such as ours, by U.S. legislation, executive order or otherwise. Some of our customers may in the future be subject to such sanctions. Additionally, failure to resolve the trade dispute between the countries may also lead to unexpected operating difficulties in certain countries, including enhanced regulatory scrutiny, greater difficulty transferring funds or negative currency impacts.

Fluctuations in foreign currency exchange rates could harm our financial performance.

The functional currency, which is the currency that best reflects the economic environment in which the subsidiaries of Teads S.A. operate and conduct their transactions, is separately determined for each of these subsidiaries and is used to measure their financial position and operating results. As we expand our operations to new countries, our exposure to fluctuations in these currencies may increase and we may incur expenses in other currencies. There may be fluctuations in currency exchange rates between the U.S. dollar and other currencies we transact in which may adversely impact our financial results. In addition, the impact of the COVID-19 pandemic on macroeconomic conditions may impact the proper functioning of financial and capital markets and result in unpredictable fluctuations in foreign currency exchange rates.

Our financial performance could be adversely affected over time by certain movements in exchange rates, particularly if currencies in which we incur expenses appreciate against the USD or if the currencies in which we receive revenues depreciate against the USD.

We are subject to payment-related risks if customers dispute or do not pay their invoices, and any decreases in payments could have a material adverse effect on our business, results of operations, and financial condition. These risks may be heightened as a result of the COVID-19 pandemic and resulting economic downturn.

We generate revenue primarily through revenue payments from our customers for advertising spend. We invoice agencies, DSPs and advertisers and collect the full purchase price for the digital ad impressions they purchase. We pay the publishers based on the pricing agreed through online terms and conditions, classic contracts and minimum guarantee contracts. However, in some cases, we are required to pay publishers for digital ad impressions delivered even if we are unable to collect from the advertiser that purchased the digital ad impressions. In the past, certain advertisers have sought to slow their payments to us or have been forced into filing for bankruptcy protection (mainly in the U.S.), resulting in us not receiving payment. We may experience issues receiving payment going forward from both our DSP customers and performance advertisers, some of which are not as reputable and financially stable as our larger advertising customers and agencies.

Thus far, none of the bankruptcies of our DSP customers have materially impacted us, but if a substantial number of our DSP partners or a large-scale DSP partner were to fail to pay us for our services, our business would be negatively impacted. While our contracts generally do not contain such exposure, there are certain agreements under which we may be responsible for the whole amount of contracted spending, whether or not ultimately paid by the advertiser.

In addition, a prolonged economic downturn may lead additional advertisers to slow or default on payments or in some cases seek bankruptcy protection. We cannot assure you that we will not experience bad debt in the future, and write-offs for bad debt could have an adverse effect on our business, results of operations or financial condition in the periods in which the write-offs occur. If our cash collections are significantly diminished as a result of these dynamics, our revenue and/or cash flow could be adversely affected, and we may need to use working capital to fund our accounts payable pending collection from the advertisers. This may result in additional costs and cause us to forgo or defer other more productive uses of that working capital.

Moreover, we experience requests from publishers and advertisers for discounts, fee concessions or revisions, or other forms of consideration, refunds and greater levels of pricing transparency and specificity, in some cases as a condition to maintain the relationship or to increase the amount of advertising spend that the customer sends to our platform. In addition, we offer discounts or other pricing concessions in order to attract more inventory or demand, or to compete effectively with other providers that have different or lower pricing structures and may be able to undercut our pricing due to greater scale or other factors. Our revenue, the value of our business and our share price could be adversely affected if we cannot maintain and grow our revenue and profitability through volume increases that compensate for any price reductions, or if we are forced to make significant fee concessions or refunds, or if customers reduce spending with us, or publishers reduce inventory available through our platform due to pricing issues.

Our business depends on our ability to successfully obtain payment from our customers for work performed and to bill and collect on what are usually relatively short cycles. We evaluate the financial condition of our customers and maintain allowances against receivables. Macroeconomic conditions, such as any domestic or global credit crisis or disruption of the global financial system, including as a result of the COVID-19 pandemic, could also result in financial difficulties for our customers, up to and including insolvency or bankruptcy, as well as limit their access to the credit markets and, as a result, could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. We have had customers in the past who have entered into insolvency proceedings and have defaulted on their obligations to us. Timely collection of customer balances also depends on our ability to complete our contractual commitments, including delivering on the service level our customers expect, and bill and collect our contracted revenues. If our customer is not satisfied with our services or we are otherwise unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our customer balances, and if this occurs, our financial performance, financial condition and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

We may incur liabilities for which we are not insured, and may suffer reputational damage in connection with certain claims against us.

We could be sued directly for claims that could be significant, such as claims related to breaches of privacy or network security, infringement of intellectual property rights, violation of wage and hour laws, or systemic discrimination, and our contracts may not fully limit or insulate us from those liabilities. Additionally, in our contracts with our customers, we indemnify our customers for losses they may incur for our failure to deliver services pursuant to the terms of service set forth in such service contracts, and a limited number of our service contracts provide for high or unlimited liability for the benefit of our customers related to damages resulting from breaches of privacy or data security in connection with the provision of our services. Although we have various insurance coverage plans in place, including coverage for general liability, errors or omissions, property damage or loss and information security and privacy liability, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more claims. The policies may also have exclusions which would limit our ability to recover under them, the limits under the policy may be insufficient, or our insurers may deny coverage following their investigation of a claim. The successful assertion of one or more large claims against us that are excluded from our insurance coverage or exceed available insurance coverage, or changes in our insurance policies (including premium increases, the imposition of large deductible or co-insurance requirements, changes in terms and conditions or outright cancellation or non-renewal of coverage), could have a material adverse effect on our business, financial performance, financial condition and cash flows. Furthermore, the assertion of such claims, whether or not successful, could cause us to incur reputational damage, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our team members, contractors, consultants or other associated parties may behave in contravention of our internal policies or laws and regulations applicable to us, or otherwise act unethically or illegally, which could harm our reputation or subject us to liability.

We have implemented and expect to implement a number of internal policies, including a code of ethics and conduct and policies related to security, privacy, respectful behavior in the workplace, anti-bribery and anti-corruption, security, localized labor and employment regulations, health and safety and securities trading in order to promote and enforce ethical conduct and compliance with laws and regulations applicable to us. Compliance with these policies requires awareness and understanding of the policies and any changes therein by the parties to whom they apply. We may fail to effectively or timely communicate internal policies or changes therein to our team members, contractors, consultants or other associates, and such persons may otherwise fail to follow our policies for reasons beyond our control. We are exposed to the risk that our team members, independent contractors, consultants or other associates may engage in activity that is unethical, illegal or otherwise contravenes our internal policies or the laws and regulations applicable to us, whether intentionally, recklessly or negligently. It may not always be possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including harm to our reputation and the imposition of significant fines or other sanctions, all of which could have a material adverse effect on our customer relationships, business, financial condition and financial performance.

We may be subject to litigation and other disputes, which could result in significant liabilities and adversely impact our financial results.

From time to time, we are subject to lawsuits, arbitration proceedings, and other claims brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for personal injury, workers’ compensation, employment discrimination and other employment-related damages, damages related to breaches of privacy or data security, breach of contract, property damage, liquidated damages, consequential damages, punitive damages and civil penalties or other losses, or injunctive or declaratory relief. In addition, we may also be subject to class action lawsuits, including those alleging violations of the Fair Labor Standards Act in the U.S. and its international equivalents, state and municipal wage and hour laws, and misclassification of independent contractors.

Due to the inherent uncertainties of litigation and other dispute resolution proceedings, we cannot accurately predict their ultimate outcome. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Class action lawsuits may seek recovery of very large or indeterminate amounts. Accordingly, the magnitude of the potential loss may remain unknown for substantial periods of time. These proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. The ultimate resolution of any litigation or proceeding through settlement, mediation or a judgment could have a material impact on our reputation and adversely affect our financial performance and financial position.

Our platform could be susceptible to errors, defects or unintended performance problems that could adversely affect our business, results of operations and financial condition.

We depend upon the sustained and uninterrupted performance of our platform to operate our business. Software bugs, faulty algorithms, technical or infrastructure problems or system updates could lead to an inability to process data to place advertisements or price inventory effectively, or cause advertisements to display improperly or be placed in proximity to inappropriate content, which could adversely affect our business, results of operations and financial condition. These risks are compounded by the complexity of our technology and the large amounts of data we utilize. Because our platform is complex, undetected material defects, errors and failures may occur. Despite testing, errors or bugs in our platform may not be found until it is in our live operating environment. For example, changes to our solution have in the past caused errors in the measurements of transactions conducted through our platform, resulting in disputes raised by customers. Errors or failures in our solution, even if caused by the implementation of changes by publishers or partners to their systems, could also result in negative publicity, damage to our reputation, loss of or delay in market acceptance of our solution, increased costs or loss of revenue or loss of competitive position. In such an event, we may be required or choose to expend additional resources in an attempt to mitigate any problems resulting from defects, errors and failures in our platform. As a result, defects or errors in our products or services could harm our reputation, result in significant costs to us, impair the ability of publishers to sell and for advertisers to purchase inventory and impair our ability to fulfill obligations with publishers and partners. Any significant interruptions could adversely affect our business, results of operations and financial condition.

While we believe our team members undergo appropriate training, if any person, including any of our team members, negligently disregards or intentionally breaches controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, or if unauthorized access to or disclosure of data in our possession or control occurs, we could be subject to significant liability to our customers or our customers’ clients for breaching contractual confidentiality and security provisions or for permitting access to personal information subject to privacy laws, as well as liability and penalties in connection with any violation of applicable privacy laws or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer or team member data, whether through breach of computer systems, systems failure, team member negligence, fraud or misappropriation, or otherwise, could damage our reputation and cause us to lose customers and result in liability to individuals whose information was compromised. Similarly, unauthorized access to or through our information systems and networks or those we develop or manage for our customers and publisher partners, whether by our team members or third parties, could result in negative publicity, damage to our reputation, loss of customers or business, class action or other litigation, costly regulatory investigations and other potential liability.

Additionally, remote-working solutions deployed during the COVID-19 pandemic could result in heightened confidentiality and security risks on account of services being delivered in a physically unsupervised environment and via computer systems and networks outside of our control and management and could create additional opportunities for cybercriminals to exploit vulnerabilities. If any person, including any of our team members, intentionally or inadvertently penetrates our perimeter or internal network security, computing infrastructure or otherwise mismanages or misappropriates sensitive data, or discloses or distributes any such data in an unauthorized manner, we could be subject to significant liability and class action or other lawsuits from our customers or their clients for breaching contractual confidentiality provisions or privacy laws, or investigations and penalties from regulators. Under some of our customer contracts, we have from time-to-time agreed to pay for the costs of remediation or notice to end users or credit monitoring, as well as other costs.

In addition, certain third parties to whom we outsource certain of our services or functions, or with whom we interface, store our information assets or our customers’ confidential information, as well as those third parties’ providers, are also subject to the risks outlined above. Although we generally require our vendors to hold sufficient liability insurance and provide indemnification for any liability resulting from the vendor’s breach of the services agreement, a breach or attack affecting these third parties, any delays in our awareness of the occurrence of such breach or attack, and our or third parties’ inability to promptly remedy such a breach or attack, could also harm our reputation, business, financial performance, financial condition and cash flows, and could subject us to liability for damages to our customers and their clients. Failure to select third parties that have robust cybersecurity and privacy capabilities may also jeopardize our ability to attract new customers, who may factor their assessment of risks associated with such third parties in their decision.

Cyber-attacks penetrating the network security of our data centers or any unauthorized disclosure or access to confidential information and data of our customers or their end clients could also have a negative impact on our reputation and customer confidence, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we fail to detect or prevent fraud on our platform, or malware intrusions into the systems or devices of our publisher partners and their consumers, advertisers and publishers could lose confidence in our platform, and we could face legal claims that could adversely affect our business, results of operations and financial condition.

We may be subject to fraudulent or malicious activities undertaken by persons seeking to use our platform for improper purposes. For example, someone may attempt to divert or artificially inflate advertiser purchases through our platform, or to disrupt or divert the operation of the systems, and devices of our publisher partners, and their consumers in order to misappropriate information, generate fraudulent billings or stage cyberattacks, or for other illicit purposes. For example, sophisticated bot-nets and other complex forms of click fraud might be used to generate fraudulent impressions and divert advertising revenue from legitimate websites of publishers. Those activities could also introduce malware through our platform in order to commandeer or gain access to information on consumers’ computers. We use third-party tools and proprietary machine learning algorithms to identify non-human traffic and malware, and we may reduce or terminate relationships with publishers that we find to be engaging in such activities. Although we continuously assess the quality and performance of advertising on publishers’ digital media properties, and rely on our own and third-party tools, as well as the controls of publishers, it may nevertheless be difficult to detect fraudulent or malicious activity. As such, our platforms and systems may be vulnerable to, and from time to time, experience, unauthorized access, damage or other interruptions. Further, perpetrators of fraudulent impressions and malware frequently change their tactics and may become more sophisticated over time, requiring both us and third parties to continually improve processes for assessing the quality of publisher inventory and controlling fraudulent activity. If we fail to detect or prevent fraudulent or malicious activity of this sort, our reputation could be damaged, advertisers may contest payment, demand refunds, or fail to give us future business, or we could face legal claims from advertisers. Even if we are not directly involved in fraud or malicious activity, any sustained failures of others in our industry to adequately detect and prevent fraud could generate the perception that programmatic trading is unsafe and lead our publisher partners to avoid programmatic advertising.

We depend on third-party data centers, the disruption of which could adversely affect our business, results of operations and financial condition.

We host our infrastructure at third-party data centers. Any damage to or failure of our systems generally would adversely affect our ability to properly allocate resources and timely deliver our products or services which may prevent us from operating our business. We rely on the Internet and, accordingly, depend upon the continuous, reliable, and secure operation of Internet servers, related hardware and software and network infrastructure. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. The owners of our data center facilities, with whom we may experience problems, have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. Problems faced by our third-party data center operations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of publishers. Additionally, improving our platform’s infrastructure and expanding its capacity in anticipation of growth in new channels and formats, as well as implementing technological enhancements to our platform to improve its efficiency and cost-effectiveness are key components of our business strategy, and if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions or other performance problems could adversely affect our reputation, expose us to liability, cause us to lose customers or otherwise adversely affect our business, results of operations and financial condition. Service interruptions might reduce our revenue, trigger refunds to publishers, harm our reputation, subject us to potential liability or adversely affect our business, results of operations and financial condition.

The ongoing effects of the COVID-19 pandemic, or the occurrence of a natural disaster, an act of terrorism, power outage, vandalism or sabotage, cyberattack or other unanticipated problems at these facilities could result in interruptions in the availability of our platform. While we have disaster recovery arrangements in place, they have not been tested under actual disasters or similar events and may not effectively permit us to continue to provide our products and services in the event of any problems with respect to our data centers. If any of these events were to occur to our business, our business, results of operations or financial condition could be adversely affected.

Platform outages or disruptions, including any interruptions due to cyberattacks or to our failure to maintain adequate security and supporting infrastructure as we scale, could damage our reputation and our business, results of operations and financial condition.

As we grow our business, we expect to continue to invest in our platform infrastructure, including hardware and software solutions, network services and database technologies, as well as potentially increase our reliance on open source software. Without these improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, impaired quality or delays in reporting accurate information regarding transactions in our platform, any of which could negatively affect our reputation and ability to attract and retain customers and publishers. The steps we take to enhance the reliability, integrity and security of our platform as it scales are expensive and complex, and poor execution could result in operational failures. In addition, maintaining the security and availability of our platform, network and internal IT systems and the security of information we hold on behalf of our customers is a critical issue for us and our customers. Attacks on our customers and our own network are frequent and take a variety of forms, including distributed denial-of-service attacks, infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms and malicious software programs. Cyberattack techniques such as phishing, ransomware and social engineering are constantly evolving and becoming increasingly diverse, growing increasingly more sophisticated and could involve denial-of-service attacks or other maneuvers that have the effect of disrupting the availability of services on our platform, such that cyberattacks on our platform may remain undetected for an extended period of time, which could seriously harm our reputation and business. Other types of cyberattacks could harm us even if our platform operations are left undisturbed. For example, attacks may be designed to deceive employees into releasing control of their systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. We have historically been the target of phishing attempts, including fraudulent acts by individuals usurping our identity, and we may be the target of such attempts in the future. We are also vulnerable to unintentional errors or malicious actions by persons with authorized access to our systems that exceed the scope of their access rights, distribute data erroneously or, unintentionally or intentionally, interfere with the intended operations of our platform. Incidents like this can give rise to a variety of losses and costs, including legal exposure, and regulatory fines, damages to brand reputation, amongst others. Although we maintain insurance coverage, it may be insufficient to protect us against all losses and costs stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events. Outages and disruptions of our platform, including any caused by cyberattacks, may harm our reputation and our business, results of operations and financial condition.

We must scale our platform infrastructure to support anticipated growth and transaction volume. If we fail to do so, we may limit our ability to process ad impressions, and we may lose revenue.

Our business depends on processing ad impressions in milliseconds, and we must handle an increasingly large volume of such transactions. The addition of potential new solutions, such as header bidding in mobile and the CTV and over-the-top formats; the need to support evolving advertising formats; our handling, and use, of increasing amounts of data; and overall growth in impressions place growing demands upon our platform infrastructure. If we are unable to grow our platform to support substantial increases in the number of transactions and in the amount of data we process, on a high-performance, cost-effective basis, our business, results of operations and financial condition could be adversely affected. We expect to continue to invest in our platform in order to meet these requirements, and that investment may adversely affect our business, results of operations and financial condition.

We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks, all of which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may seek opportunities to expand the scope of our existing services, add new customers or enter new geographic markets through acquisitions. To the extent we pursue growth through acquisitions, there can be no assurance that we will successfully identify suitable candidates or that we will effect strategic transactions at attractive prices, have sufficient capital resources to finance any potential acquisitions or be able to consummate any desired transactions. Our failure to complete potential acquisitions in which we have invested or may invest significant time and resources could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Acquisitions, including completed acquisitions, involve a number of risks, including diversion of management’s attention from operating our business, developing our relationships with key customers and seeking new revenue opportunities, failure to retain key personnel of acquired companies, legal risks and liabilities relating to the acquisition or the acquired entity’s historic operations which may be unknown or undisclosed and for which we may not be indemnified fully or at all, failure to integrate the acquisition in a timely manner, and, in the case of our potential acquisitions, our ability to finance the acquisitions on attractive terms or at all, any of which could have a material adverse effect on our business, financial performance, financial condition and cash flows. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities.

If we fail to maintain a consistently high level of service experience and implement and communicate high-quality corporate sustainability and social purpose activities, our ability to attract new, and retain existing customers and team members could be adversely affected.

Our customers’ loyalty and their likelihood to expand the services that they use with us and to recommend us is dependent upon our ability to provide a service experience that meets or exceeds their expectations and that is differentiated from our competitors. We believe our focus on customer experience is critical to attracting new customers and retaining and growing our business with our existing customers. If we are unable to maintain a consistently high level of service, our customers could change service providers, our revenues and profitability could be negatively impacted and our reputation could suffer.

In addition, we believe the corporate sustainability and social purpose activities in which we are involved also assist us in attracting and retaining customers and team members. The corporate sustainability and social purpose activities that we are involved in are important to the Company and are a part of our culture and we believe it is a differentiating factor for customers in choosing to work with us. More and more companies, including many of our customers, are demanding that their service providers embody corporate sustainability and social purpose goals that reflect their own brand image and are consistent with the ones their customers and other stakeholders have adopted and are declining to work with providers who do not reflect these values. If we are unable to meet or exceed the evolving expectations of our customers in these areas or implement high-quality corporate sustainability and social purpose activities on a timely basis, and effectively communicate them to our customers, our reputation may suffer, which may negatively impact our ability to attract new and retain existing customers. Our corporate sustainability and social purpose activities are also important to recruiting and retaining our team members, and our failure to meet or exceed the evolving expectations of our team members in these areas could have adverse impacts on our ability to attract and retain talent upon which our service offerings depend. As a result, we have in the past invested significant resources in developing and maintaining our corporate sustainability and social purpose activities, and the required levels of such investments may increase in the future as such activities become increasingly important to our customers and team members, which would increase our costs and may adversely affect our financial performance and cash flows.

Although we strive to implement a customer-first culture, any failure to maintain a consistently high level of customer service, or a market perception that we do not maintain high-quality customer service, or a failure to communicate effectively or meet our customers’ and team members’ expectations about our corporate sustainability and social purposes initiatives, could adversely affect our ability to attract new customers and retain existing customers, and increase attrition and other costs associated with retaining talent, all of which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business and financial results have been and will continue to be adversely affected by the COVID-19 pandemic and could be adversely affected by another global pandemic or economic and geopolitical conditions, which could negatively affect our customers’ and partners’ businesses and levels of business activity, demand for our services as well as our and our customers’ and partners’ liquidity and access to capital.

The COVID-19 pandemic has spread to nearly all countries around the world, including each of the countries where our offices are located, and has created significant uncertainty and disruption. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions as well as closures of the enabling infrastructure necessary for our business to operate smoothly, have resulted, and may in the future result, in restrictions on our ability to fully deliver services to our customers. Such measures present concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, adverse effects on our team members’ health and a slowdown and often a stoppage of delivery, work, travel and other activities which are critical for maintaining on-going business activities. The effects of the pandemic have caused our customers to defer decision making, delay planned work, reduce volumes or seek to terminate current agreements with us. As a result of the COVID-19 pandemic, we have had to temporarily close a number of our sites in accordance with government ordinances applicable in the various jurisdictions in which we operate. Closures of sites for such extended periods of time may impact our ability to retain and attract talent, which may have negative impacts on our human resources costs and our profitability.

The increase in remote working may also result in customer privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues. An at-home workforce introduces increased risks to satisfying our contractual obligations and maintaining the security and privacy of the data we process. Further, although we have not experienced significant issues with our managerial and financial reporting to date as a result of a restriction on travel or otherwise, in the future, we may suffer delays in managerial and financial reporting, be unable to perform audits and apply effective internal controls over financial reporting or fail to abide by other regulatory or compliance requirements to which we are subject as a result of the effects of the COVID-19 pandemic.

Given the uncertainty around the severity and duration of the impact of the COVID-19 pandemic on our customers’ and publishers’ businesses and the countries and communities in which we operate, including the possible resurgence of infection rates, spread to communities previously not significantly affected and the changes in the mitigation and protective measures used to combat the COVID-19 pandemic, we cannot reasonably estimate its impact on our future business, financial performance, financial condition and cash flows. To the extent the COVID-19 pandemic adversely affects our business, financial condition, financial performance and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

In addition to the impact directly on our business, the COVID-19 pandemic has caused, and is likely to continue to cause, additional slowdown in the global economy, as is evidenced by the recent declines in investments, exports and industrial production. The global spread of the COVID-19 pandemic has created, and is likely to continue to create, significant volatility, uncertainty and economic disruption. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy which presents a particular risk for a business as international as ours.

Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for the products and services that our customers provide to their clients, and consequently reduce our customers’ demand for our services, which would reduce our revenue. Economic and political uncertainty could undermine business confidence and cause potential new customers to delay engaging us and our existing customers to reduce or defer their spending on our services or reduce or eliminate spending under existing contracts with us. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets. For example, following the withdrawal of the United Kingdom from the European Union, commonly known as “Brexit”, on January 31, 2020, the United Kingdom entered into a transition period which terminated on December 31, 2020, before which on December 24, 2020, the United Kingdom and the European Union agreed to a trade deal (the “Trade and Cooperation Agreement”) which was ratified by the United Kingdom on December 30, 2020. The Trade and Cooperation Agreement is subject to formal approval by the European Parliament and the Council of the European Union before it comes into effect and has been applied provisionally since January 1, 2021. It is difficult to predict the effect of Brexit on the European and global economy, and hence there is significant political and economic uncertainty regarding the future trading relationship between the United Kingdom and the European Union. These and other economic and geopolitical conditions may affect our business in a number of ways, as we have operations in 23 countries and we service customers across multiple geographic regions. If any of these conditions affect the countries in which our customers are located or conduct their business, we may experience reduced demand for and pricing pressure on our services, which could lead to a reduction in business volumes and could adversely affect financial performance.

Our customer contracts, which can be canceled at any time, do not usually include any commitments to spend any amount of money with us, subjecting us to sudden changes in spend estimates which could have an adverse effect on our business, financial performance, financial condition and cash flows.

Our customers generally provide estimates of how much they will spend on advertising with us, but they do not usually commit contractually to a specific spend amount, which is typical practice in the digital advertising industry. Though we believe that we have a strong revenue forecasting system, there are times when sudden terminations or unforeseen reductions in spend occur due to reasons beyond our control, including sudden changes in a customer’s campaign needs or financial situation unrelated to our relationship with the customer. For example, certain of our customers have experienced adverse pressures on their businesses as a result of the COVID-19 pandemic, which has affected the revenue we receive from these engagements and the predictability of advertising revenues during this uncertain period. If we are unable to effectively forecast revenue, we may not be able to make the best decisions with respect to investment and management, which could have a material adverse effect on our business, financial condition, financial performance and cash flows.

In preparing our financial statements, we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results.

In preparing our financial statements, we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results. We make assumptions, judgments and estimates for a number of items, including those listed in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” These assumptions, judgments and estimates are drawn from historical experience and various other factors that we believe are reasonable under the circumstances as at the date of the consolidated financial statements. Actual results could differ materially from our estimates, and such differences could significantly impact our financial results.

We have no history of operating as a separate, publicly-traded company, and may not have access to the same resources and advantages that we would have if we did not become a public company, such that our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

Following our initial public offering, there is a risk that, by becoming an independent public company, we may incur higher costs for certain functions and overhead as we establish some independent corporate functions and become more susceptible to market fluctuations and other adverse events than we would have been if we did not become a public company. Additionally, we have been able to leverage the historical market reputation and performance of the Altice group to recruit and retain key personnel to run our business. As a publicly-traded company, we will not have the same historical market reputation and it may be more difficult for us to recruit or retain such key personnel. Other changes may occur in our cost structure, management, financing and business operations as a result of operating as a public company and these changes could be material to us. As a result, our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in providing our services. We engage in designing, developing, implementing and maintaining applications and other proprietary materials. In order to protect our rights in these various materials, we may seek protection under trade secret, patent, copyright and trademark laws. We also generally enter into confidentiality and nondisclosure agreements with our customers and potential customers, and third-party vendors, and seek to limit access to and distribution of our proprietary information. For our team members and independent contractors, we require confidentiality and proprietary information agreements. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage, and legal and contractual remedies available to us may not adequately compensate us. Additionally, although we have some registered trademarks, such registrations are subject to complex rules and regulations and can be challenged by third parties. As such, we may not be successful in maintaining our registered trademarks or obtaining trademark registration for those for which we have applied or may in the future apply. Further, even in the event we are successful in maintaining or obtaining such trademarks, such registrations may not be effective in preventing infringement or misappropriation by third parties.

We may be unable to protect our intellectual property and proprietary machine learning algorithms or brand effectively, which may allow competitors to duplicate our technology and products and may adversely affect our ability to compete with them. At the same time, our competitors may independently develop technology or services that are equivalent to or superior to ours. Given our international operations, the laws, rules, regulations and treaties in effect in the jurisdictions in which we operate and the contractual and other protective measures we take, may not be adequate to protect us from misappropriation or unauthorized use of our intellectual property, or from the risk that such laws could change. To the extent that we do not protect our intellectual property effectively, other parties, including former team members, with knowledge of our intellectual property may leave and seek to exploit our intellectual property for their own or others’ advantage. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, financial performance, financial condition and cash flows.

In addition, we cannot be certain that our products and services do not and will not infringe or misappropriate the intellectual property rights of others. We have in the past been, and may in the future be, subject to legal disputes and claims in the ordinary course of our business, including claims that our systems, processes, marketing, data usage or technologies infringe on the intellectual property rights of third parties. Non-practicing entities may also bring baseless, but nonetheless costly to defend, infringement claims. We could be required to indemnify our customers if they are sued by a third party for intellectual property infringement arising from materials that we have provided to the customers in connection with our services and deliverables. We may not be successful in defending against such intellectual property claims, in which case we could lose valuable property rights, or in obtaining licenses or an agreement to resolve any intellectual property disputes. Furthermore, intellectual property laws may change over time, and such changes may impair our ability to maintain, protect or enforce our intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, we cannot provide assurances that a future assertion of an infringement claim against us or our customers will not cause us to alter our business practices, lose significant revenues, incur significant license, royalty or technology development expenses or pay significant monetary damages or legal fees and costs. Any such claim for intellectual property infringement may have a material adverse effect on our business, financial performance, financial condition and cash flows. In addition, we may be required to license technology from third parties to develop and market our products and services, which may not be available on commercially reasonable terms, or at all, and could adversely affect our ability to compete.

If publishers or customers do not have sufficient rights to the content, technology, data or other material that they provide or make available to us, our business and reputation may be harmed.

If publishers or customers do not have sufficient rights to the content, technology, data or other material associated with an ad impression that they provide, or if it infringes or is alleged to infringe the intellectual property rights of third parties, we could be subject to claims from those third parties, which could adversely affect our business, results of operations, and financial condition. For example, channel partners may aggregate ad impressions across several publishers, and we may not be able to verify that these aggregators own or have rights to all of their digital ad impressions. As a result, we may face potential liability for copyright, patent, trademark or other intellectual property infringement, or other claims. Litigation to defend these claims, whether or not meritorious, could be costly and have an adverse effect on our business, results of operations and financial condition. We cannot assure you that we are adequately insured to cover claims of these types or adequately indemnified for all liability that may be imposed on us as a result of these claims.

Terrorist attacks and other acts of violence, including those involving any of the countries in which we or our customers or publishers have operations, could lead to or exacerbate an economic recession and pose significant risks to our team members and facilities.

Terrorist attacks and other acts of violence or war may adversely affect worldwide financial markets and could potentially lead to, or exacerbate, an economic recession, which could adversely affect our business, financial performance, financial condition and cash flows. These events could adversely affect our customers’ or publishers’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our team members and to our offices and operations around the world. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars. Any such event could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business.

From time to time, we may seek additional financing to fund our growth, enhance our technology, respond to competitive pressures or make acquisitions or other investments, such as investing in a CTV platform. We cannot predict the timing or amount of any such capital requirements at this time. General economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, which, in each case, may have a material adverse effect on our cash flows and our business, leading us to seek additional capital. We may be unable to obtain financing on satisfactory terms, or at all. In this case, we may be unable to expand our business at the rate desired or at all and our financial performance may suffer. Financing through issuances of equity securities would be dilutive to holders of our Class A Shares.

After the offering, certain of our executive officers and directors may have actual or potential conflicts of interest.

Certain of our executive officers and directors may have relationships with third parties that could create, or appear to create, potential conflicts of interest. Our executive officers and directors who are executive officers and directors of our significant shareholders could have, or could appear to have, conflicts of interest, such as where our significant shareholders are required to make decisions that could have implications for both them and us. See “Management.”

If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.

We believe that our unique entrepreneurial culture, our dedication to serving our customers and our publisher partners at the highest level and our dedication to building and maintaining a fun, fair and inspiring workplace has led to our ability to attract and retain a highly-skilled, engaged and motivated workforce. We believe that this has driven our strong customer retention and the higher satisfaction scores we receive from our customers, which has, in part, been responsible for our growth and differentiation in the marketplace. As we evolve our products and services, grow into new geographies, open new delivery locations, increase the number of team members and acquire new companies, it may become more difficult for us to maintain the culture that supports our success. If our unique culture is not maintained, our ability to attract and retain highly skilled team members and customers may be adversely impacted, and our operational and financial results may be negatively affected.

Risks Related to Certain Tax Matters

Changes in tax laws or administrative policies related to tax, in particular as it relates to taxation of digital services, could materially affect our financial position and results of operations.

Changes in tax laws or administrative policies related to tax in the jurisdictions where we operate may increase our worldwide effective tax rate, create tax and compliance obligations in jurisdictions in which we previously had none and adversely affect our financial position and cash flows. In addition, our ability to repatriate surplus earnings from our operating subsidiaries in a tax-efficient manner is dependent upon interpretations of local laws, bilateral tax treaties and European Union law, as well as possible changes in local laws and European Union law and the renegotiation of existing bilateral tax treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our customers, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Among the recent and possible future changes to tax laws that may affect our business are those relating to the taxation of digital services. In March 2018, the European Commission released a proposal for a European Council directive on taxation of specified digital services. The proposal calls for an interim tax on certain revenues from digital activities, as well as a longer-term regime that creates a taxable presence for digital services and imposes a tax on digital profits. Some jurisdictions have enacted a tax on technology companies that generate revenues from the provision of digital services, including the United Kingdom, France, Spain and Italy, and a number of other jurisdictions are considering enacting similar digital tax regimes. In addition, the Organisation for Economic Co-operation and Development, as part of its Base Erosion and Profit Shifting (“BEPS”) Action Plan, recently released proposals that provide a long-term, multilateral framework on taxation of the digital economy. Although we do not know the exact impact, future developments related to some or all of these proposals could have an adverse impact on our effective tax rate and/or affect our business by increasing our future tax obligations.

U.S. persons that are treated as owning at least 10% of our shares may not be furnished with sufficient information to comply with their U.S. income tax reporting obligations.

As a result of the comprehensive U.S. tax reform bill signed into law on December 22, 2017, we expect the Company and its non-U.S. subsidiaries will be classified as “controlled foreign corporations” for U.S. federal income tax purposes due to the expanded application of certain ownership attribution rules within a multinational corporate group. If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to the Company and one or more of our controlled foreign corporation subsidiaries. A United States shareholder of a controlled foreign corporation generally will be required to annually report and include in its U.S. taxable income, as ordinary income, its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions to such United States shareholder. An individual United States shareholder generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporate United States shareholder with respect to a controlled foreign corporation. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties, loss of foreign tax credits and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are controlled foreign corporations for any given year or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. We also cannot guarantee that we will furnish to United States shareholders information that may be necessary to comply with the aforementioned reporting obligations. U.S. investors should consult their tax advisors regarding the potential application of these rules to their investment in our shares. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, our Class A Shares.

We may be treated as a passive foreign investment company, which could result in material adverse tax consequences for investors in the Class A Shares subject to U.S. federal income tax.

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules, or (2) at least 50% of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Based on our income, assets and business activities, we expect that we will not be classified as a PFIC for U.S. federal income tax purposes for our current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the relative values of our assets and subsidiaries, and the amount and type of our income. As a result, there can be no assurance that we will not be a PFIC in 2021 or any subsequent year or that the IRS will agree with our conclusion regarding PFIC status and would not successfully challenge our position. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations to U.S. Holders”) holds the Class A Shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale or other disposition of the Class A Shares, or upon the receipt of distributions in respect of the Class A Shares. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are a PFIC for any taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the Class A Shares. For further discussion, see “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations to U.S. Holders.”

Dividends distributed by the Company on the Class A Shares to certain related parties in low-tax jurisdictions might in the future become subject to an alternative Dutch withholding tax on dividends.

Under current law, dividends paid on our Class A Shares are in principle subject to Dutch dividend withholding tax at a rate of 15% under the 1965 Dividend Withholding Tax Act, unless a domestic or treaty exemption applies. On March 25, 2021, the Dutch State Secretary of Finance submitted a bill to the Dutch parliament pursuant to which a new ‘anti tax haven’ dividend withholding tax would be imposed on dividends paid to related entities in low-taxed jurisdictions, effective January 1, 2024. An entity is related if (i) it holds, directly or indirectly a qualifying interest in us or (ii) an entity in which a third party holds a direct or indirect qualifying interest that also holds a qualifying interest in us. An entity is also considered related to us if this entity is part of a collaborating group (samenwerkende groep) of entities that jointly directly or indirectly holds a qualifying interest in us. The term ‘qualifying interest’ means a directly or indirectly held interest that enables such entity or such collaborating group to exercise a definite influence over another entities’ decisions, such as us, and allows it to determine the other entities’ activities. The tax haven withholding tax will be imposed at the highest corporate income tax rate in effect at the time of the distribution (currently 25%). The tax haven withholding tax liability will be reduced with any dividend withholding tax already imposed on distributions under the existing 1965 Dividend Withholding Tax Act so that the overall effective rate of withholding of dividend withholding tax and tax haven withholding tax combined would not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25%). The bill is subject to amendment during the course of the legislative process and it needs to be approved by both chambers of the Dutch parliament before it can enter into force.

One or more taxing authorities could challenge our exclusive Dutch residency for corporate income tax purposes, and if such challenge were to be successful, we could be subject to increased and/or different taxes than we expect, including potentially a Dutch dividend withholding tax in respect of a deemed distribution of our entire market value less paid-up capital.

As a company incorporated under the laws of the Netherlands, we are deemed to be a resident for Dutch corporate income tax and dividend withholding tax purposes. This means that, throughout our existence, we are subject to Dutch corporate income tax as a resident taxpayer and our shareholders are subject to Dutch dividend withholding tax. Depending on the way we conduct our business, however, tax authorities of other jurisdictions may claim that we are (also) a tax resident in their jurisdiction, in which case we may be also subject to corporate taxation in such other jurisdiction and distributions made by us to our shareholders may suffer withholding taxes imposed by such jurisdiction in addition to any Dutch dividend withholding tax. To resolve such dual tax residency issues, we may have access to international tax dispute resolution mechanisms under tax treaties or, if double taxation occurs within the European Union, the European Union Arbitration Directive, or we can submit our case for judicial review in the jurisdictions concerned. These procedures would require substantial time, costs and efforts and it is not certain whether double corporate and dividend withholding taxation can be resolved under all circumstances.

In addition, under a proposal of law currently pending before the Dutch parliament, the Emergency act conditional dividend exit tax (Spoedwet conditionele eindafrekening dividendbelasting “Dividend Exit Tax”), we will be deemed to have distributed an amount equal to our entire market capitalization less recognized paid-up capital immediately before the occurrence of certain events, including if we cease to be a Dutch tax resident for the purposes of a tax treaty concluded by the Netherlands and become, for the purposes of such tax treaty, a tax resident of a jurisdiction that does not impose a withholding tax on dividends which is comparable to the Dutch dividend withholding tax or that does impose such a tax, but does not impose such tax on increases in our market capitalization attributable to the period during which we were a tax resident of the Netherlands for the purposes of this treaty. This deemed distribution will be subject to a 15% tax. An automatic interest free unconditional indefinite extension for the full amount of the tax will be granted. However, the extension will expire, inter alia, if and to the extent we would make distributions after the taxable event for the purposes of the Dividend Exit Tax (in respect of which the extension is granted). In that event, the Dividend Exit Tax rules prescribe that we have a right to recover the amount of deferred tax that has become due from our shareholders through compensation with the shareholder’s dividend receivable, irrespective of whether that shareholder held Class A Shares at the time we became a tax resident of the other jurisdiction. If we do not recover this amount from our shareholders, we will have to pay such part of the deferred tax ourselves. It is not certain whether the Dividend Exit Tax will be enacted and if so, whether in its present form or with amendments. If enacted in its present form before the Dutch parliament, the Dividend Exit Tax will have retroactive effect from September 18, 2020.

Risks Related to the Offering and Ownership of our Class A Shares

Our results of operations and common share price may be volatile, and the market price of our Class A Shares after this offering may drop below the price you pay.

Our quarterly results of operations are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our Class A Shares to wide price fluctuations regardless of our operating performance. Our results of operations and the trading price of our Class A Shares may fluctuate in response to various factors, including the risks described above.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our Class A Shares to fluctuate substantially. Fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their common shares and may otherwise negatively affect the market price and liquidity of our Class A Shares. In addition, in the past, when the market price of a share has been volatile, holders of that share have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We cannot assure you that a market will develop for our Class A Shares or what the price of our Class A Shares will be, and public trading markets may experience volatility. Investors may not be able to resell their Class A Shares at or above the initial public offering price.

Before this offering, there was no public trading market for our Class A Shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your Class A Shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the Class A Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Class A Shares and the extent of regulation applicable to us. We cannot predict the prices at which our Class A Shares will trade. The initial public offering price for our Class A Shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our Class A Shares will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our results of operations may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our Class A Shares may decline.

Upon the closing of this offering, we will be a Dutch public company. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

Upon the closing of this offering, we will be a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.

The rights of shareholders and the responsibilities of directors may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our directors are required by Dutch law to consider the interests of the Company and its business, including the interests of its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

For more information on relevant provisions of Dutch corporate law and of our articles of association, see “Description of Share Capital” and “Comparison of Netherlands Corporate Law and Delaware Corporate Law.”

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A Shares less attractive to investors because we may rely on these reduced disclosure requirements.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act.

For as long as we continue to be an emerging growth company, we may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our Class A Shares less attractive because we may rely on these exemptions. If some investors find our Class A Shares less attractive as a result, there may be a less active trading market for our Class A Shares and our share price may be more volatile.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As we are a foreign private issuer and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We do not currently intend to rely on this “foreign private issuer exemption” and instead will avail ourselves of the controlled company exemption which exempts us from certain governance requirements of Nasdaq. We may, however, in the future elect to avail ourselves of the foreign private issuer exemption and follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will be required to report under U.S. GAAP, which could alter our results of operations or depict different trends of results of operations. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

We have elected to take advantage of the “controlled company” exemption to the corporate governance requirements for Nasdaq-listed companies, which could make our Class A Shares less attractive to some investors or otherwise harm the price of our Class A Shares.

A “controlled company” under Nasdaq corporate governance requirements is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, Altice International will control a majority of the voting power of our outstanding common shares, making us a “controlled company” within the meaning of Nasdaq corporate governance requirements. Because we qualify as a “controlled company” under the corporate governance requirements for Nasdaq companies, we are not required to have a majority of our non-executive directors be independent, nor are we required to have an independent compensation committee or an independent nominating function (except as contemplated by the Dutch Corporate Governance Code (the “DCGC”) on a comply or explain basis). In light of our status as a “controlled company”, a majority of our directors will not be independent and we will not have a nominating committee. In addition, although our compensation committee will initially consist entirely of independent directors, we are not required to have an independent compensation committee and the composition of the committee may change in the future. Our status as a “controlled company” could make our Class A Shares less attractive to some investors or otherwise harm the price of our Class A Shares.

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

Upon the closing of this offering, we will be subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the executive directors, the non-executive directors and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), such company is required to give the reasons for such non-compliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all best practice provisions of the DCGC. See “Description of Share Capital.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

The dual-class structure of the Company’s Common Shares will have the effect of concentrating voting control with Altice International. This will limit or preclude our shareholders’ ability to influence corporate matters, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval. Class B Shares will not automatically convert to Class A Shares upon transfer to a third party and the voting control may therefore shift to another person upon a transfer of the Class B Shares.

Each Class B Share is entitled to 25 votes per share and each Class A Share is entitled to one vote per share. Because of the 25:1 voting ratio between our Class B Shares and Class A Shares, a majority of the combined voting power of our share capital will be held or controlled (through Altice International) by Patrick Drahi. This will allow Altice International to control all matters submitted to our general meeting for approval until such date as Altice International ceases to hold, or to have the right to vote, shares representing a majority of the outstanding votes. This concentrated control will limit or preclude the ability of the holders of Class A Shares to influence corporate matters for the foreseeable future, including the election of directors, amendment of our articles of association and any merger, demerger, sale of all or substantially all of our assets or other major corporate transaction requiring approval of our general meeting. The disparate voting rights of the Class A Shares and Class B Shares may also prevent or discourage unsolicited acquisition, proposals or offers for our share capital that our shareholders may feel are in their best interest. For additional information, see “Description of Share Capital.” Our Class B Shares are convertible into our Class A Shares at the option of the holder at any time. Our articles of association do not provide for the automatic conversion of Class B Shares into Class A Shares upon transfer under any circumstances. The holders of Class B Shares thus will be free to transfer them without converting them into Class A Shares.

Altice International controls the direction of our business, and its concentrated ownership of our share capital will prevent you and other shareholders from influencing significant decisions.

After giving effect to the sale of our Class A Shares pursuant to this offering, Altice International will control (directly or indirectly)                     % (or                     % if the underwriters exercise their option to purchase additional Class A Shares from the selling shareholders in full) of the aggregate voting power in the Company. For so long as Altice International continues to control a majority of the voting power, it will generally be able to significantly influence the outcome of all corporate actions requiring approval of the general meeting.

So long as Altice International continues to control a majority of the voting power of our shares, it will be able to influence the composition of our board of directors and thereby influence our policies and operations, including the appointment of management, future issuances of shares or other securities, the payment of dividends, if any, on shares, the incurrence or modification of debt by us, amendments to our articles of association and the entering into extraordinary transactions, and its interests may not in all cases be aligned with our other shareholders’ interests. In addition, Altice International may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment or improve its financial condition, even though such transactions might involve risks to our other shareholders. For example, Altice International could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets.

In addition, Altice International will be able to cause or prevent a change of control of the Company and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive our other shareholders of an opportunity to receive a premium for their Class A Shares as part of a sale of the Company and ultimately may affect the market price of our Class A Shares.

As a result, Altice International and its affiliates’ interests may not be the same as, or may conflict with, the interests of our other shareholders or our interests. Investors in this offering will not be able to affect the outcome of a shareholder vote while Altice International controls the majority of the voting power in the general meeting. Because Altice International’s interests may differ from those of our other shareholders, actions that Altice International takes with respect to us, as our controlling shareholder, may not be favorable to us or to our other shareholders.

If you purchase Class A Shares in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A Shares is substantially higher than the net tangible book deficit per share. Therefore, if you purchase our Class A Shares in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book deficit per share after this offering. Based on the initial public offering price of $          per Class A Share, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering at the initial public offering price. We also have a number of outstanding options to purchase Class A Shares with exercise prices that are below the initial public offering price of our Class A Shares. To the extent that these options are exercised, you will experience further dilution. See “Dilution” for more detail.

Shareholders may not be able to exercise pre-emptive rights and, as a result, may experience substantial dilution upon future issuances of Class A Shares. Furthermore, Class A Shares acquired by the Company in its own share capital following a conversion of Class B Shares into Class A Shares may be disposed of by the Company and, as a result, shareholders may experience dilution of their interest.

In the event of an issuance of Class A Shares, subject to certain exceptions, each shareholder will have a pro rata pre-emptive right in proportion to the aggregate nominal value of the Class A Shares held by such shareholder. These pre-emptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Prior to the closing of this offering, our board of directors will be authorized, for a period of five years, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude pre-emptive rights in connection therewith. This designation may be renewed, amended or extended by special resolution at a general meeting, and the Company plans to seek such renewal in the future. In addition, pre-emptive rights do not exist with respect to the issue of preference shares, with a nominal value of four eurocent (€ 0.04) each (“Preference Shares”) and holders of Preference Shares, if any, have no pre-emptive right to acquire newly issued Common Shares. Also, pre-emptive rights do not exist with respect to the issue of shares or grant of rights to subscribe for shares to employees of the Company or contributions in kind. This could cause our existing shareholders to experience substantial dilution of their interest in us.

In the event of a conversion of Class B Shares into Class A Shares, the Company will immediately upon such conversion acquire 24 Class A Shares in its own share capital for no consideration for each converted Class B Share. The Company may dispose of these Class A Shares pursuant to a resolution of the board of directors. This could cause our existing shareholders to experience substantial dilution of their interest in us.

Certain anti-takeover provisions in our articles of association and under Dutch law may prevent or could make an acquisition of the Company more difficult, limit attempts by our shareholders to replace or remove directors and may adversely affect the market price of our Class A Shares.

Our articles of association that will be in effect upon closing of this offering contain provisions that could delay or prevent a change in control of the Company. These provisions could also make it difficult for shareholders to appoint directors or take other corporate actions, including effecting changes in our management. These provisions include:

•

a provision that our executive and non-independent non-executive directors may only be appointed upon binding nomination of Next Alt S.à r.l. (the “Nominating Shareholder” or “Next Alt”), which can only be overruled with a two-thirds majority of votes cast representing at least 50% of our issued share capital;

•

a provision that our executive and non-independent non-executive directors may only be removed by the general meetings by a two-thirds majority of votes cast representing at least 50% of our issued share capital if such removal is not proposed by the Nominating Shareholder;

•

the term of office of our directors, as a result of which half of the directors will in principle be subject to election upon three years and the other half will be subject to election upon four years;

•	the inclusion of Preference Shares in our authorized share capital that may be issued by our board of directors, in such a manner as to dilute the interest of shareholders;

•	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors;

•	minimum shareholding thresholds, based on nominal value, for shareholders to call general meetings or to add items to the agenda for those meetings; and

•	a right for our board of directors to invoke a statutory response time of 250 days.

See “Description of Share Capital—Anti-takeover provisions.”

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to put in place appropriate and effective internal controls over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner, which may adversely affect investor confidence in us and, as a result, the value of our Class A Shares.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting, when required, or if additional material weaknesses or deficiencies in our internal controls are identified, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be adversely affected.

As a result of becoming a public company in the U.S., we will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act.

As a foreign private issuer listed on Nasdaq, we will incur legal, accounting and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements and other applicable securities rules and regulations, as well as the U.S. Foreign Corrupt Practices Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. The Exchange Act requires that, as a public company, we file or furnish annual and certain other reports with respect to our business, financial condition and result of operations. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or make it more difficult or expensive for us to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Effective internal controls, together with adequate disclosure controls and procedures, are designed to prevent or detect material misstatement due to fraud or error and to provide reasonable assurance as to the reliability of financial reporting. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize and report financial data on a timely basis. As a public company, we will be required by Section 404 of the Sarbanes-Oxley Act to include a report of management’s assessment on our internal control over financial reporting and, beginning with our annual report for the year ending December 31, 2022 or when we cease to be an emerging growth company, an independent auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F, subject to certain exceptions. Compliance with Section 404 of the Sarbanes-Oxley Act will significantly increase our compliance costs and management’s attention may be diverted from other business concerns, which could adversely affect our financial performance. We may need to hire more team members in the future or engage outside consultants to comply with these requirements, which would further increase expenses. If we fail to comply with the applicable requirements of the Sarbanes-Oxley Act in the required timeframe, we may be subject to sanctions, investigations or other enforcement actions by regulatory authorities, including the SEC and Nasdaq.

Prior to this offering, neither we nor our independent registered public accounting firm were required to deliver an opinion on the effectiveness of our internal control over financial reporting. We, and our independent registered public accounting firm, were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2020 and December 31, 2019 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all material weaknesses or that there will not be additional material weaknesses or deficiencies that we will identify.

As of December 31, 2020 and December 31, 2019, we identified material weaknesses in our internal control over financial reporting. The material weaknesses we identified were as follows:

•

We did not maintain an effective control environment to ensure that: (i) there was accountability for the performance of internal control over financial reporting responsibilities; (ii) personnel with key positions had the appropriate training to carry out their responsibilities; and (iii) corrective activities were appropriately applied, prioritized, and implemented in a timely manner. This material weakness contributed to other material weaknesses within the system of internal control over financial reporting in the following Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) components as below.

•

A material weakness in the risk assessment COSO component, which related to deficiencies in design and implementation of controls related to: (i) identifying, assessing, and clearly communicating appropriate objectives; (ii) identifying and analyzing risks to achieve these objectives; (iii) considering the potential for fraud in assessing risks; and (iv) identifying and assessing changes in the business that could impact the Company’s system of internal controls. The risk assessment material weakness contributed to a material weakness in monitoring activities.

•

A material weakness in the control activities COSO component, which related to deficiencies in design and implementation of controls related to: (i) selecting and developing control activities and information technology that contribute to the mitigation of risks and support achievement of objectives; and (ii) deploying control activities through policies that establish what is expected and procedures that put policies into action.

The following were contributing factors to the material weakness in control activities:

○	insufficient design and implementation of general information technology controls within access security, system change control and data center and computer operations areas;

○	lack of consistently established controls to: i) review and approve manual journal entries; and ii) segregation of the function of recording and approving journal entries;

○	insufficient evidence of controls related to the review of reconciliations specifically related to revenue, cost of revenue, and cash and cash equivalents; and

○	insufficient resources within the accounting and financial reporting department to properly address segregation of duties.

•

A material weakness in monitoring activities, which relate to control deficiencies in the design and implementation of controls related to: (i) selecting, developing, and performing ongoing evaluation to ascertain whether the components of internal controls are present and functioning; and (ii) evaluating and communicating internal control deficiencies in a timely manner to those parties responsible for taking corrective action.

These control deficiencies did not result in errors that were material to our annual consolidated financial statements. However, these control deficiencies could result in a misstatement in our accounts or disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected. Accordingly, we determined that these control deficiencies constitute material weaknesses.

We are in the process of planning and implementing measures designed to remediate the material weaknesses in our internal control over financial reporting, which include:

•	establishing an audit committee which demonstrates independence from management and exercises oversight;

•

engaging an external specialist to begin implementing our Sarbanes-Oxley compliance program, taking into consideration Sarbanes-Oxley governance, risk assessment processes, testing methodologies and corrective action mechanisms. We will enhance our risk assessment procedures and conduct a comprehensive risk assessment, which includes the risk of fraud, to enhance overall compliance;

•

strengthening general information technology controls across the group, which includes deploying a standardized accounting application across the group, and the enhancement of the design of access security, system change control and data center and computer operations areas. As of December 31, 2020, we have deployed the standardized application in three subsidiaries, and plan to continue the roll out in additional subsidiaries through 2021, and beyond;

•

re-assessing and revising our processes to strengthen controls over the review and approval of journal entries and account reconciliations. Specifically, reinforcing existing policies and procedures regarding obtaining adequate supporting documentation in connection with the review and approval of journal entries and account reconciliations and enhancing staffing and systems controls to improve segregation of duties related to journal entry processing and completion and review of account reconciliations;

•	formalizing documentation of accounting and reporting policies and procedures and conducting in-depth training on such policies and procedures; and

•

continuing to evaluate and hire additional resources within our accounting and financial reporting and internal controls functions with the appropriate experience, certifications, education, and training for key financial reporting and accounting positions.

The implementation of our remediation plan may be time consuming and may place significant demands on our financial and operational resources. We cannot assure you, however, that these remediation measures will fully address the material weaknesses in our internal control over financial reporting or that we will conclude that the material weaknesses have been fully remediated. We may take additional measures, or modify the plan, to remediate the material weaknesses. Additionally, we cannot assure you that we will not identify a material weakness or significant deficiency in the future. If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report on our operating results or financial condition, which could adversely affect investor confidence in the Company and the market price of our Class A Shares.

A significant portion of our total issued and outstanding Class A Shares are eligible to be sold into the market in the near future, which could cause the market price of our Class A Shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our Class A Shares in the public market, or the perception in the market that the holders of a large number of Class A Shares intend to sell, could reduce the market price of our Class A Shares. After giving effect to the sale of Class A Shares in this offering, we will have                  Class A Shares outstanding (or                  Class A Shares outstanding if the underwriters exercise their option to purchase additional Class A Shares in full). All of the Class A Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). Upon the closing of this offering, approximately                  Class B Shares (or approximately                  if the underwriters exercise the option to purchase additional Class A Shares in full) will be held by Altice International and convertible into Class A Shares as described herein. These shares and all remaining shares that will be outstanding upon closing of this offering (other than the Class A Shares sold in this offering) will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.

We and all of the selling shareholders, including all of our directors, executive officers and the holders of all of our Class B Shares, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A Shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs Bank Europe SE and Morgan Stanley & Co. LLC. Such Class A Shares will, however, be able to be resold after the expiration of the lock-up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our Class A Shares after this offering.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding share capital.

We may not pay dividends on our Common Shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our Class A Shares.

We may not pay any cash dividends on our Common Shares in the future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A Shares is solely dependent upon the appreciation of the price of our Class A Shares on the open market, which may not occur. See “Dividend Policy.”

Teads N.V. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A Shares adversely, our share price and trading volume of our Class A Shares could decline.

The trading market for our Class A Shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our Class A Shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A Shares would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume of our Class A Shares to decline.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands, and our operational headquarters are located in France. Most of our assets are located outside the U.S. The majority of our directors reside outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S.

There is currently no treaty between the U.S. and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch companies or Dutch company, as the case may be, on the basis of internationally accepted grounds of jurisdiction; (ii) has not been rendered in violation of principles of proper procedure (behoorlijke rechtspleging); (iii) is not contrary to the public policy of the Netherlands; and (iv) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (openbare orde). Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or our directors, executive officers or certain experts named herein who are residents of or possessing assets in countries other than the U.S.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained in the sections entitled “Prospectus Summary,” “Summary Historical Consolidated Financial and Other Data,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of the information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	our ability to maintain and grow our relationship with customers and publishers;

•	our ability to differentiate to compete effectively or continue to improve our competitive advantages over new emerging businesses;

•	our ability to maintain our profitability and manage business and compliance risks;

•	our failure to innovate and make the right investment decisions in our offerings and platform;

•

the laws and regulations to which we and our customers and publishers are subject globally and the adverse development of the use of digital advertising by customers through opt-in, opt-out or ad-blocking technologies or other means;

•	our ability to manage our growth effectively;

•	our ability to detect or prevent fraud on our platform, or malware intrusions into the system;

•	our ability to maintain a consistently high level of service experience and implement and communicate high-quality corporate sustainability and social purpose activities;

•	the impact of the COVID-19 pandemic on our business, financial condition, financial performance and liquidity;

•	our ability to scale our platform infrastructure to support anticipated growth and transaction volume; and

•	the other risks and uncertainties described under “Risk Factors.”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our Class A Shares. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

We will not receive any of the proceeds from the Class A Shares sold by the selling shareholders.

DIVIDEND POLICY

We do not currently anticipate paying dividends on our Class A Shares or Class B Shares and we do not anticipate paying any dividends on our Class A Shares or Class B Shares in the foreseeable future. Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any declaration and payment of future dividends or other distributions to holders of Class A Shares or Class B Shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant, including any contractual prohibitions with respect to payment of distributions. See “Risk Factors—Risks Related to the Offering and Ownership of our Class A Shares—We may not pay dividends on our Common Shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our Class A Shares.”

Under Dutch law and our articles of association, our board of directors may decide that all or part of the profits are added to our reserves. Before reservation of any profit, and if and to the extent Preference Shares are outstanding, first a preferred amount per annum is added to the retained earnings reserve exclusively for the benefit of the holders of Preference Shares. This preferred dividend shall be calculated on the basis of a fixed rate over the amount paid-up on the outstanding Preference Shares pro rata tempore for the period during which they were outstanding during the financial year concerned, and shall include any arrears in payment of prior years’ preferred dividends (if any). Thereafter, our board of directors may decide that all or part of the remaining profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profit will be at the disposal of the general meeting, subject to restrictions of Dutch law. Our board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting. Dividends and other distributions shall be made payable no later than a date determined by us. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse, and any such amounts will be considered to have been forfeited to us (verjaring).

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2021, as adjusted for the corporate reorganization. See “Prospectus Summary—Corporate Reorganization.”

The following table is derived from and should be read together with the sections of this prospectus entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus.

	As of March 31, 2021†
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$53,087	$16,134

Long-term debt (including current portion)
Deferred debt transaction costs	$–	$–
Lease liabilities	$26,881	$26,881
Others	$–	$16,134

Total long-term debt	$26,881	$43,015

Owners’ equity:
Share capital & share premium	$133,070	$133,070
Retained earnings	$254,841	$254,841
Reserves	$(22,620)	$(22,620)

Total owners’ equity	$365,291	$365,291

Total capitalization	$391,497	$338,410

†

The amount of cash available and receivables relating to the cash management mechanism within the Teads group upon the closing of this offering has been reduced as a result of corporate and financial transactions as part of the corporate reorganization (See “Prospectus Summary—Corporate Reorganization”).

DILUTION

If you invest in our Class A Shares in this offering, you will experience immediate and substantial dilution in the net tangible book value per share of our Class A Shares upon the closing of this offering.

Our as adjusted net tangible book value as of                     , 2021, was approximately $        million, or approximately $         per share. As used in this “Dilution” section, our as adjusted net tangible book value per share is determined by dividing our as adjusted net tangible book value (tangible assets less total liabilities) by the total number of our outstanding Common Shares that will be outstanding after giving effect to the closing of this offering.

After giving effect to the sale of Class A Shares in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma net tangible book value as of          would have been approximately $         million, or approximately $         per share. This represents an immediate increase in the net tangible book value of $         per share to our existing holders and an immediate dilution (i.e., the difference between the offering price and the pro forma net tangible book value after this offering) to new investors participating in this offering of $         per share.

The following table illustrates the per share dilution to new investors participating in this offering:

Assumed initial public offering price per share	$
As adjusted net tangible book deficit per share as of	$
Increase per share attributable to new investors in this offering

Pro forma net tangible book value per share

Dilution per share to new investors in this offering(1)	$

(1)	Dilution is determined by subtracting pro forma net tangible book value per share from the initial public offering price paid by a new investor.

The following table summarizes on an adjusted pro forma basis as of                     , the total number of Class A Shares owned by existing holders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share paid by our existing holders and to be paid by the new investors in this offering at $        , the midpoint of the price range set forth on the cover page of this prospectus, calculated before deducting estimated discounts and commissions and offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing holders
New investors in this offering
Total

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our adjusted net tangible book value as of                      by approximately $         million, the pro forma net tangible book value per share by $         per share and the dilution in adjusted pro forma net tangible book value per share to new investors in this offering by $         per share, assuming the number of shares offered by the selling shareholders, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements, the related notes to the consolidated financial statements, the unaudited condensed interim consolidated financial statements and the related notes to the unaudited condensed interim consolidated financial statements of Teads S.A. included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations, and involve risks and uncertainties. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We operate a leading, cloud-based, end-to-end technology platform that enables programmatic digital advertising for a global, curated ecosystem of quality advertisers and their agencies and quality publishers. We operate in the Open Web outside of the Walled Gardens. As an end-to-end solution, our platform consists of buy-side, sell-side, creative, data and AI optimization modules. As a result, we have built deep partnerships with both the demand and supply sides of digital advertising. For advertisers and their agencies, our platform offers a single access point to buy the inventory of many of the world’s best publishers. Through exclusive partnerships with these premium publishers, we enable customers to reach 1.9 billion unique monthly users (as of April 2021), while improving the efficiency, quality and cost of digital ad transactions. For about 3,100 publishers, we are a trusted monetization partner, providing the technology required to monetize their most valuable ad inventory programmatically. By connecting both sides through our integrated platform, known as the Teads Global Media Platform, we solve the digital programmatic advertising industry’s most significant problems related to value chain fragmentation, inefficient digital advertising pricing and quality and scale of inventory. We refer to the ecosystem enabled by Teads Global Media Platform as the Curated Internet.

Our innovative and comprehensive set of products have been trusted by publishers on the Open Web for almost a decade. In 2012, we pioneered an industry-defining video advertising format known as outstream, which is embedded in-article, specifically in between two paragraphs of editorial text. This invention immediately solved one of the biggest problems in digital advertising related to the lack of quality video inventory. Our platform is also capable of delivering display ads, which are the preferred advertising format for performance-oriented campaigns, as well as other web and app formats.

We generate revenue from our customers through programmatic advertising campaigns they book with us, using our platform to place ads on our publisher partners’ web and app properties. Though customers can use a third-party DSP to book campaigns since we are integrated into all major DSPs, they more often book campaigns using our own buying platform, Teads Ad Manager. By doing so, customers can set up their campaigns, upload creative assets to produce ad creatives, target users, set optimization criteria, control where their ads will be placed, schedule their campaigns and monitor the performance of the campaigns in the reporting interface. Customers that use Teads Ad Manager benefit from the data and insights of our end-to-end platform, which we believe results in better outcomes (i.e., ROI) than when they use a third-party DSP. On average in 2020, Teads Ad Manager delivered 24% lower CPMs, higher results on customers’ KPIs (including more than doubling the click-through rate and higher completion rate and viewability), and 100% more scale compared to DSPs. We believe our customers continue to choose us due to our scale and reach, high-quality ad placements and integrated technology platform. Our Gross Customer Retention Rates were 94% for each of the years ended December 31, 2019 and December 31, 2020. Large customers who spend more than $1 million annually with us represent a significant portion of our total revenue, contributing approximately 59% to our total revenue in the year ended December 31, 2020. We have almost doubled the number of large customers from 2017 to 2020 and have grown the revenue from our large customers at a CAGR of 33% from 2017 through 2020.

We enable publishers to monetize their digital advertising inventory through our Teads for Publishers platform. This full monetization platform is comprised of our proprietary SSP, ad exchange, ad server, video player, ad quality management, a comprehensive self-serve interface, full set of ad formats and audience and other targeting capabilities, and is connected with DSPs and Teads’ own buying platform, Teads Ad Manager. As a result, we are deeply embedded with our publisher partners, who rely upon our technology platform to monetize their most valuable sources of ad inventory. We believe this drives publisher stickiness and retention. For the year ended December 31, 2020, our Publisher Retention Rate was approximately 99%. We operate exclusive partnerships with over 80% of our publishers for their in-article video inventory, demonstrating the value we deliver. Our longstanding publisher partnerships are aggregated into a highly curated version of the Open Web that includes many of the world’s leading publishers like The BBC, ESPN, Meredith, The Guardian, Bloomberg, The Washington Post, Vogue, L’Equipe, El Mundo, Der Spiegel, South China Morning Post and El Universal. Our Curated Internet reaches 1.9 billion unique monthly users worldwide (as of April 2021) and presents a significant value proposition to advertisers and agencies. As of March 31, 2021, we had about 3,100 editorial publishers on our platform, representing more than 15,000 web and app properties that provide access to more than one trillion ad opportunities every year.

The growing digitization of media and fragmentation of audiences has increased the complexity of advertising and thereby increased the need for automation in ad buying, reporting and analysis, which we provide with our platform. In order to grow, we will need to continue to develop our platform’s programmatic capabilities and access to quality advertising inventory. We believe that key opportunities specifically include our ongoing expansion into performance advertising, video and television ad inventory and continuing development of our data and advertising targeting capabilities.

Growth of the programmatic advertising market is important for our ability to grow our business. Adoption of programmatic advertising by advertisers allows us to acquire new customers and grow revenue from existing customers. Although our customers include some of the largest advertising agencies in the world, we believe there is significant room for us to expand further within these customers and gain a larger share of their advertising spend through our interface. We also believe that the industry trends noted above will lead to advertisers adopting programmatic advertising through platforms like ours.

Our growth and profitability have been underpinned by three key value propositions:

•	We provide customers with access to quality digital advertising supply at scale and achieve superior results for them through our platform.

•	We provide publishers with strong monetization through our suite of monetization solutions and by bringing premium customer demand.

•	We connect customers and publishers through a fully-integrated end-to-end platform that eliminates the complexity, inefficiencies and high costs that plague the Open Web.

This business model has allowed us to grow significantly and achieve profitability. Our profit for the year/period was $55.3 million for the year ended December 31, 2019 and $111.5 million for the year ended December 31, 2020, and $(1.0) million for the three months ended March 31, 2020 and $28.0 million for the three months ended March 31, 2021. Our Adjusted EBITDA* was $94.4 million for the year ended December 31, 2019 and $173.8 million for the year ended December 31, 2020, and $38.7 million for the three months ended March 31, 2020 and $6.4 million for the three months ended March 31, 2021.

Factors Affecting Our Performance

Growth and Retention of Customer Spend

Our recent growth has been driven by retaining and expanding our share of spend by our existing customers and adding new customers. Our customers include some of the largest advertisers and advertising

*	Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures, please see “Summary Historical Consolidated Financial and Other Data.”

agencies in the world and we believe there is significant room for us to expand further within these customers, including growing existing budgets allocated to us as they continue to see strong ROI from our solutions and growing our suite of solutions offered to them. Our future revenue growth depends upon our ability to retain our existing customers and to gain a larger share of their advertising spend through our platform.

Growth and Retention of Publisher Inventory

Our growth has been driven by retaining and expanding the volume of inventory from our existing publisher partners and adding new ones. Our publisher partners include some of the largest and most prestigious publishing groups in the world and retaining them is key for us to continue to attract advertiser spend. Our Publisher Retention Rate was approximately 99% for the year ended December 31, 2020 and we believe we will continue to maintain a high level of retention. Additionally, we believe we can grow the volume of inventory from existing publishers as digital content consumption grows amongst consumers and we believe we can access additional placements on publisher’s pages. Although we already have a significant number of publishers, including what we believe to be the highest share of premium publishers in the industry, there are still opportunities with new publishers to pursue, especially in emerging markets. Our future revenue growth depends upon our ability to retain our existing publishers, grow the volume of inventory from these publishers and add new publishers.

Growth of Emerging and New Product Offerings

A key strategy to increase spend from customers is to access additional advertising spend by offering new products to them. One of our new products which represents the largest recent growth area for us is our performance advertising offering. We launched performance advertising three years ago and it has become a significant driver of our growth. We believe it will continue to grow at a rapid rate because we believe it has generated strong ROI for customers and there is significant potential to extend our existing relationships with customers into this type of advertising. Our future revenue growth will be impacted by our ability to grow our performance advertising business and other new products.

Ability to Respond to Industry Trends

Our development and growth as a company has been the result of successfully responding to shifts in industry trends. Our future revenue will be dependent on our ability to continue to do this. One particularly important development in the industry is the deprecation of the third-party cookie, a piece of code placed on websites to allow advertising technology companies like us to identify users for targeting and tracking purposes. Several internet browsers have already blocked third-party cookies and Google Chrome has announced they will also do this in 2022. We have been proactive on privacy issues and we believe we have been a first mover in developing alternative solutions that not only allow for targeting and tracking without third-party cookies but also do so without the need to individually identify users. We believe this puts us in a leadership position in the industry and we can benefit from additional advertising budgets shifted to us as other players in the market fail to make this transition.

Continuous Innovation and Ability to Attract New Talent

We have established a reputation in the industry as an innovator since we invented outstream video advertising and we have continued to develop and roll out new innovations in all parts of our business, including guaranteed outcome solutions, ground-breaking new ad formats and unique targeting solutions. We believe that this has not only helped us attract customers and publishers but also new talent which in turn drive further innovations. Our future revenue is dependent on our ability to continue to innovate.

Growth of Adoption of Teads Ad Manager

The growth of adoption of Teads Ad Manager, our buy-side platform that enables customers to leverage our full end-to-end solution, has been significant in the last three years. Although customers can access our platform and our publishers through a third-party DSP, we believe that when they use Teads Ad Manager as their access tool, they generally achieve better results and better ROI. Consequently, we believe that they spend more with us once they adopt Teads Ad Manager. Therefore, our future revenue is driven by our ability to continue to drive adoption of Teads Ad Manager as a buying platform.

Development of International Markets

For the last seven years, we have consistently increased our focus on markets outside of the U.S. and Europe to serve the global needs of our customers. We operate in 23 countries through a network of 36 offices located in EMEA, North America, South America and Asia Pacific. As a result of our significant international operations, the majority of our business is outside of Europe. We believe that the global opportunity for programmatic advertising is significant and should continue to expand as publishers and advertisers outside of the U.S. and Europe seek to take advantage of the benefits that it provides. To capitalize on this opportunity, we intend to invest further to grow our presence internationally, especially in Asia. Our growth and the success of our initiatives in newer markets will depend on the continued adoption of our platform by our existing customers, as well as new customers, in these markets.

Seasonality

In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many advertisers allocate the largest portion of their budgets to the fourth quarter of the year in order to coincide with increased holiday purchasing. Historically, the fourth quarter of the year reflects our highest level of advertising activity and the first quarter reflects the lowest level of such activity. We expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

The COVID-19 Pandemic

On March 11, 2020, the COVID-19 outbreak was declared by the World Health Organization to be a global pandemic, highlighting the health risks of the disease. In this context and following regulatory requirements published by governments in the countries in which we operate, we activated a response program in order to minimize the impact of the COVID-19 pandemic.

The COVID-19 pandemic has had a limited impact on our annual consolidated financial statements for the year ended December 31, 2020. We were impacted by a decline in the advertising businesses in the second quarter of 2020 and, to a lesser degree, in the third quarter, resulting in a lower than planned annual growth rate for 2020. However, starting in the third quarter, we experienced a rebound in spend from our customers, and in the fourth quarter, we returned to double-digit year-over-year revenue growth. Historically, the Company always had a growth rate in excess of 20% year-over-year. In 2019, we experienced 29% revenue growth over the prior year (24% in the first quarter of 2019 over the comparable period of the prior year; 32% in the second quarter of 2019 over the comparable period of the prior year; 33% in the third quarter of 2019 over the comparable period of the prior year; and 28% in the fourth quarter of 2019 over the comparable period of the prior year).

In the second quarter of 2020, the Company’s revenue declined by 26% compared to the second quarter of 2019. The Company has taken initiatives to reduce its operating expenses in the field of marketing, travel and expenses, headcount-related costs and has renegotiated supplier contracts in order to alleviate the drop in revenue. As a result, in the second quarter of 2020, our profit for the quarter grew 40% compared to the second quarter of 2019 and Adjusted EBITDA* grew by 28% compared to the second quarter of 2019. Additionally, this strong cost control has led to a higher than budgeted profit for the year and Adjusted EBITDA for 2020, demonstrating our ability to achieve strong profitability despite a temporary slowdown in our business. Although the situation continues to evolve, we expect that the COVID-19 pandemic will have limited effects on our

*	Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures, please see “Summary Historical Consolidated Financial and Other Data.”

operations and financial performance in future periods. See “Risk Factors—Our business and financial results have been and will continue to be adversely affected by the COVID-19 pandemic and could be adversely affected by another global pandemic or economic and geopolitical conditions, which could negatively affect our customers’ and partners’ businesses and levels of business activity, demand for our services as well as our and our customers’ and partners’ liquidity and access to capital.”

In France, Germany, Spain and Switzerland, we benefited from government programs for partial unemployment. The Company requested them only in the second quarter of 2020. No particular conditions were required apart from demonstrating that the Company was impacted by the COVID-19 pandemic. We were eligible for and received a total amount of $813,000.

We have taken the global pandemic into account in our estimates, notably those related to the non-current and current assets valuation, including goodwill.

We determined that the going concern assumption is still appropriate.

Components of Our Results of Operations

We have one primary business activity and operate in one operating and reportable segment.

Revenue

We sell space to display advertising online to advertising agencies, advertisers or DSPs, which we collectively refer to as our customers, and generate revenue when a user views an ad or clicks on it.

We price our advertising campaigns in a variety of ways. The most common pricing model in the industry is cost per thousand impressions whereby a customer pays per impression, which is deemed to have occurred when an ad is displayed to a user. However, due to our ability to optimize for results successfully leveraging our machine learning algorithms, we also offer guaranteed outcome pricing models such as cost per completed view, cost per click and cost per incremental visit. Customers are invoiced monthly or at the end of their campaign activities.

See “Critical Accounting Policies and Estimates—Revenue Recognition Criteria” for a description of our revenue recognition policies.

The COVID-19 pandemic impacted our business during the second quarter and the first month of the third quarter of 2020, as some customers decided to temporarily pause or reduce their campaigns with us. The COVID-19 pandemic headwind especially impacted our large customers in the travel and luxury sectors.

Cost of Revenue

Our cost of revenue includes inventory costs from our publisher contracts, personnel costs (such as salaries), bonuses and employee benefit costs, which are directly related to the operations of advertising campaigns. Cost of revenue also includes expenses to third-party hosting fees, data purchased from third parties and insight costs, which are all also directly related to the operations of advertising campaigns.

Operating Expenses

Technology and Development. Our technology and development expense consists primarily of personnel costs, including salaries, bonuses and employee benefits costs, third-party consultant costs associated with the ongoing development and maintenance of our platform, amortization of capitalized third-party software used in the development of our platform and allocated overhead. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount. Technology and development expenses are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization, which are recorded as capitalized software development costs included in other assets, non-current on our consolidated balance sheet. We amortize capitalized software development costs related to platform development.

We believe that continued investment in our platform is critical to attaining our strategic objectives and long-term growth. We therefore expect technology and development expenses to increase as we continue to invest in the development of our platform to support additional features and functions, increase the number of advertising and data inventory suppliers and ramp up the volume of advertising spending on our platform. Our development efforts also include additional platform functionality to support our international expansion. We also intend to invest in technology to further automate our business processes.

Sales and Marketing. Sales and marketing expense consists primarily of personnel costs, including salaries, bonuses, employee benefits costs and commission costs for our sales and marketing personnel. Sales and marketing expense also includes costs for market development programs, advertising, promotional and other marketing activities and allocated overhead. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount.

Our sales organization focuses on marketing our products to increase their adoption by existing and new customers. We are also focused on expanding our international business by growing our sales teams in countries in which we currently operate, as well as establishing a presence in additional countries. As a result, we expect sales and marketing expenses to increase in absolute dollars in future periods. Sales and marketing expense as a percentage of revenue may fluctuate from period-to-period based on revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over periods and are impacted by the revenue seasonality in our industry and business.

General and Administrative. Our general and administrative expenses consists primarily of personnel costs, including salaries, bonuses, and employee benefits costs associated with our executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional service fees, bad debt expense and allocated overhead. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount. We expect to continue to invest in corporate infrastructure and incur additional expenses associated with our transition to and operation as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs associated with developing the requisite infrastructure required for internal controls. As a result, we expect general and administrative expenses to increase in absolute dollars in future periods.

Other Income (expense)

Other income (expense) primarily consists of exchange differences arising on the settlement or translation currency of monetary balance sheet items labeled in euros. We are exposed to changes in exchange rates primarily in the U.S., Canada, the United Kingdom, Japan, Korea, Singapore, Australia, Hong Kong, Argentina, Mexico and Brazil. At December 31, 2020, our exposure to foreign currency risk was centralized at parent company level. These exchange differences in euro are then translated into U.S. dollars (our reporting currency) according to the average euro/U.S. dollar exchange rate into local currency.

Provision for Income Taxes

The provision for income taxes consists primarily of income taxes from each of the countries of our operations. Our income tax provision may be significantly affected by changes to our estimates for tax in jurisdictions in which we operate and other estimates utilized in determining the global effective tax rate. Actual results may also differ from our estimates based on changes in economic conditions. Such changes could have a substantial impact on the income tax provision. We reevaluate the judgments surrounding our estimates and make adjustments, as appropriate, each reporting period.

Our effective tax rate differs from the statutory income tax rates due to local taxes, fair value adjustments and tax rate differences.

In 2020, three tax audits were closed in France, Germany and the United Kingdom with no major changes.

We did not identify any uncertain tax positions as of December 31, 2020.

Summary of Consolidated Quarterly Results

The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended March 31, 2021. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in this prospectus. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(in thousands)	Q1 2021	Q4 2020	Q3 2020	Q2 2020*	Q1 2020*	Q4 2019	Q3 2019	Q2 2019
Revenue	$126,592	$216,909	$136,944	$90,854	$95,566	$169,777	$118,900	$122,922
Profit/(loss) for the period	$28,023	$60,584	$33,819	$18,155	$(1,045)	$19,726	$15,361	$12,963
Adjusted EBITDA†	$38,748	$94,753	$46,320	$26,326	$6,414	$43,429	$20,654	$20,512

†	Adjusted EBITDA is a non-GAAP financial measure.
*

Q1 2020 revenue of $95,566 and Q2 2020 revenue of $90,854 were notably impacted by the COVID-19 pandemic. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance—The COVID-19 Pandemic” for additional information.

The following is a reconciliation of profit (loss) for the year/period to Adjusted EBITDA:

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
	(in thousands of USD)
Revenue	126,592	216,909	136,944	90,854	95,566	169,777	118,900	122,922
Profit (loss) for the period	28,023	60,584	33,819	18,155	(1,045)	19,726	15,361	12,963
Income tax expense	(9,809)	(25,778)	(11,542)	(7,162)	(2,041)	(11,278)	(7,141)	(5,963)
Financial (cost) income	690	(3,963)	(56)	19	(4,523)	(1,308)	2,566	(923)
Change in value of contingent consideration	–	(2,798)	–	–	–	–	–	–
Retention bonus*	–	–	–	–	–	(9,910)	–	–
Depreciation and amortization	(1,605)	(1,629)	(903)	(1,028)	(895)	(1,207)	(718)	(664)
Adjusted EBITDA	38,748	94,753	46,320	26,326	6,414	43,429	20,654	20,512

*

In 2019, the Company accrued retention bonuses for certain managers (as provided for in the share purchase agreement relating to the acquisition of Teads S.A. by Altice International in 2017) that were paid in January 2020.

Results of Operations

The following tables set forth our consolidated results of operations and our consolidated results of operations as a percentage of revenue for the periods presented:

	Years Ended December 31,				Three Months Ended March 31,
	2020	2019	Change	Change (in %)	2021	2020	Change	Change (in %)
Revenue	$540,273	$509,513	$30,760	6%	$126,592	$95,566	$31,026	32%
Cost of revenue	$(253,138)	$(281,665)	$28,527	(10)%	$(56,753)	$(60,128)	$3,375	(6)%

	Years Ended December 31,				Three Months Ended March 31,
	2020	2019	Change	Change (in %)	2021	2020	Change	Change (in %)
Technology and development expenses	$(16,037)	$(14,894)	$(1,143)	8%	$(3,917)	$(3,875)	$(42)	1%
Sales and marketing expenses	$(76,792)	$(104,230)	$27,438	(26)%	$(21,722)	$(20,629)	$(1,093)	5%
General and administrative expenses	$(24,949)	$(27,519)	$2,570	(9)%	$(7,058)	$(5,415)	$(1,643)	30%
Profit from operations	$169,357	$81,205	$88,152	109%	$37,142	$5,519	$31,623	573%
Changes in value of contingent consideration	$(2,798)	$–	$(2,798)		–	–	–	–
Financial (cost), income	$(8,523)	$550	$(9,073)		$690	$(4,523)	$5,213
Profit before tax	$158,036	$81,755	$76,281	93%	$37,832	$996	$36,836	3,698%
Income tax expenses	$(46,523)	$(26,485)	$(20,038)		$(9,809)	$(2,041)	$(7,768)	381%
Profit (loss) for the year/period	$111,513	$55,270	$56,243	102%	$28,023	$(1,045)	$29,068	(2,782)%
Attributable to non-controlling interests	$(5)	$(1)	$(4)		$(3)	$(1)	$(2)
Attributable to owners of the Company	$111,508	$55,269	$56,239	102%	$28,027	$(1,044)	$29,071
Earnings per share (in USD)
Basic	$222.97	$110.52			$56.03	$(2.09)
Diluted	$175.12	$86.80			$44.00	$(2.09)

Comparison of the Years Ended December 31, 2020 and 2019 and of the Three Months Ended March 31, 2021 and 2020

Revenue

	Years Ended December 31,				Three Months Ended March 31,
	2020	2019	$ Change	Change (in %)	2021	2020	$ Change	Change (in %)
	(in thousands, except percentages)
Revenue	$540,273	$509,513	$30,760	6%	$126,592	$95,566	$31,026	32%

Comparison of Three Months Ended March 31, 2021 and 2020. Revenue for the three months ended March 31, 2021 increased by $31 million, or 32%, compared to the three months ended March 31, 2020, confirming the strong performance of our business. In the first quarter of 2020, we were negatively impacted by the COVID-19 pandemic at the end of March, as some clients decided to temporarily pause or reduce their campaigns.

All geographic regions had double-digit revenue growth, excluding France and Germany, which were impacted by local lockdowns. In addition, we continued to reinforce our business with large customers.

Comparison of Year Ended December 31, 2020 and 2019. Revenue has been impacted by a decline in the overall advertising industry in the second quarter of 2020 and the first month of the third quarter of 2020 but this decline was offset during the rest of the year as evidenced by the increase in the revenue in the fourth quarter (double digit growth).

Cost of Revenue

	Year Ended December 31,				Three Months Ended March 31,
	2020	2019	$ Change	Change (in %)	2021	2020	$ Change	Change (in %)
	(in thousands, except percentages)
Cost of revenue	$(253,138)	$(281,665)	$28,527	(10)%	$(56,753)	$(60,128)	$3,375	(6)%

Comparison of Three Months Ended March 31, 2021 and 2020. Cost of revenue for the three months ended March 31, 2021 decreased by $3.4 million, or 6%, compared to the three months ended March 31, 2020. We continued to improve our efficiency in campaign delivery (platform and ad operations) and to renegotiate contracts with suppliers (including but not limited to publisher contracts and hosting contracts).

Comparison of Year Ended December 31, 2020 and 2019. Cost of revenue for the year ended December 31, 2020 decreased by $28.5 million, or 10%, compared to the year ended December 31, 2019. Lower global demand related to the COVID-19 pandemic-related lockdowns reduced our inventory purchase prices and optimization of our flow of demand allowed us to decrease the volume of non-monetized inventory.

Sales and Marketing Expenses

	Year Ended December 31,				Three Months Ended March 31,
	2020	2019	$ Change	Change (in %)	2021	2020	$ Change	Change (in %)
	(in thousands, except percentages)
Sales and marketing expenses	$(76,792)	$(104,230)	$27,438	(26)%	$(21,722)	$(20,629)	$(1,093)	5%

Comparison of Three Months Ended March 31, 2021 and 2020. Sales and marketing expenses for the three months ended March 31, 2021 increased by $1.1 million, or 5%, compared to the three months ended March 31, 2020. This increase was mainly driven by headcount-related cost growth, in order to support expected business growth.

Comparison of Year Ended December 31, 2020 and 2019. Sales and marketing expenses for the year ended December 31, 2020 decreased by $27.4 million, or 26%, compared to the year ended December 31, 2019. This decrease mainly related to a reduction in headcount-related costs and discretionary spend measures on marketing and events as a result of the COVID-19 pandemic.

Technology and Development Expenses

	Year Ended December 31,				Three Months Ended March 31,
	2020	2019	$ Change	Change (in %)	2021	2020	$ Change	Change (in %)
	(in thousands, except percentages)
Technology and development expenses	$(16,037)	$(14,894)	$(1,143)	8%	$(3,917)	$(3,875)	$(0,042)	1%

Comparison of Three Months Ended March 31, 2021 and 2020. Technology and development expenses for the three months ended March 31 2021 increased by $0.042 million, or 1%, compared to the three months ended March 31, 2020. Headcount-related costs remained stable due to some offboarding, partly offset by new recruitments. Capitalized labor costs were stable for the three months ended March 31, 2021, compared to the three months ended March 31, 2020.

Comparison of Year Ended December 31, 2020 and 2019. Technology and development expenses for the year ended December 31, 2020 grew compared to the year ended December 31, 2019 due to an increase in the headcount-related costs. Capitalized labor costs increased by $2 million whereas the French research tax credit remained stable between 2020 and 2019. Technology and development expenses across both years are low because our use of developers and engineers based in Romania and the south of France results in lower costs than in many other locations.

General and Administrative Expenses

	Year Ended December 31,				Three Months Ended March 31,
	2020	2019	$ Change	Change (in %)	2021	2020	$ Change	Change (in %)
	(in thousands, except percentages)
General and administrative expenses	$(24,949)	$(27,519)	$2,570	(9)%	$(7,058)	$(5,415)	$(1,643)	30%

Comparison of Three Months Ended March 31, 2021 and 2020. General and administrative expenses for the three months ended March 31, 2021 increased by $1.6 million, or 30%, compared to the three months ended March 31, 2020. This increase was mainly related to $1.4 million of withholding taxes paid, primarily in South America as well as in France.

Comparison of Year Ended December 31, 2020 and 2019. General and administrative expenses for the year ended December 31, 2020 decreased compared to the year ended December 31, 2019 mainly due to a reduction in headcount-related costs. The amount charged to allowance for doubtful accounts for the year ended December 31, 2020 was $1.5 million ($1.7 million for the year ended December 31, 2019).

Other Expense, Net

	Year Ended December 31,			Three Months Ended March 31,
	2020	2019	$ Change	2021	2020	$ Change
	(in thousands)
Financial (cost), income	$(8,523)	$550	$(9,073)	$690	$(4,523)	$5,213
Changes in value of contingent consideration	$(2,798)	–	$(2,798)	–	–	–

Total other expense, net	$(11,321)	$550	$(11,871)	$690	$(4,523)	$5,213

Comparison of Three Months Ended March 31, 2021 and 2020. Financial (cost) income for the three months ended March 31, 2021 decreased compared to the three months ended March 31, 2020, primarily due to a decrease of $5.3 million in foreign exchange from the same period in the previous year. No hedging policy was set up for the three months ended March 31, 2021 and March 31, 2020 as some foreign currency exposures were covered by the Altice group. The Company benefited from a better exposure with some currencies for the three months ended March 31, 2021.

Comparison of Year Ended December 31, 2020 and 2019. Financial (cost) income for the year ended December 31, 2020 increased compared to the year ended December 31, 2019 primarily due to the increase of $7.3 million in foreign exchange from the prior year. No hedging policy was set up in 2020 as some foreign currency exposures were covered by the Altice group. In 2020, the other expenses, net, included the change in value of contingent consideration (payment of Buzzeff earn-out, a company acquired in 2019).

Income Taxes Expenses

	Year Ended December 31,			Three Months Ended March 31,
	2020	2019	$ Change	2021	2020	$ Change
	(in thousands)
Income taxes expenses	$(46,523)	$(26,485)	$(20,038)	$(9,809)	$(2,041)	$(7,768)

Comparison of Three Months Ended March 31, 2021 and 2020. Income tax expenses increased by $7,768 in the three months ended March 31, 2021 over the same period in the previous year. We had an effective income tax rate of 26% for the three months ended March 31, 2021, compared to an effective income tax rate of 205% in the three months ended March 31, 2020 (mainly resulting from the timing differences). Additionally, the income tax expenses increased during this period because we experienced an increase in profit as described below.

Comparison of Year Ended December 31, 2020 and 2019. Income tax expenses increased by $20,038 in the year ended December 31, 2020 over the previous year. We had an effective income tax rate of 29.4% in the year ended December 31, 2020 compared to an effective income tax rate of 32.4% in the year ended December 31, 2019. The lower effective tax rate in 2020 compared with 2019 is related to decrease in some local corporate taxes, corporate tax incentives (Japan) and change of country contribution in terms of operating profit (some countries having lower tax rates). Additionally, the income tax expenses increased during this period because we experienced an increase in profit as described below.

Profit (loss) for the Year/Period

	Year Ended December 31,			Three Months Ended March 31,
	2020	2019	$ Change	2021	2020	$ Change
	(in thousands)
Profit (loss) for the year/period	$111,513	$55,270	$56,243	$28,023	$(1,045)	$29,068

Comparison of Three Months Ended March 31, 2021 and 2020. Our profit for the period increased from $(1,045) for the three months ended March 31, 2020 to $28,023 for the three months ended March 31, 2021. This increase was the result of the following factors: strong revenue growth, platform improvements, supplier cost control and investments in sales and marketing.

Comparison of Year Ended December 31, 2020 and 2019. Our profit for the year increased from $55,270 in 2019 to $111,513 in 2020 as a result of the factors discussed previously, as well as the increase in revenue that we experienced. The Company has taken initiatives to reduce its operating expenses in the field of marketing, travel and expenses, headcount-related costs and has renegotiated supplier contracts in order to alleviate the low increase in revenue.

Liquidity and Capital Resources

We continued to finance our operations and capital expenditures primarily through our utilization of cash generated from operations as well as one non-recourse factoring contract. As of March 31, 2021, we had cash, cash equivalents and marketable securities of $53.1 million. We did not pay any cash dividends on our ordinary shares for the three months ended March 31, 2021.

We believe our existing cash and cash flow from operations will be sufficient to meet our working capital requirements for at least the next 12 months. As an additional source of liquidity for working capital purposes as well as for potential acquisitions or strategic partnerships, we intend to enter into a revolving credit agreement with certain financial institutions that will provide for borrowings of up to $400 million. We have no current plans to draw on the facility when and if it is finalized. We also expect to enter into a customary overdraft facility with certain relationship banks for same day liquidity purposes in an amount not to exceed $42.7 million. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors.”

Commitments

The Group signed legally binding contracts with premium publishers with commitment for access to their inventory in 2021 and 2022. The total committed amount was $87,865 as of March 31, 2021 ($102,086 as at December 31, 2020). The amount decreased as a result of commitments spent during the first quarter. We did not face any challenge in the delivery of our commitments for the three months ended March 31, 2021.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
	(in thousands)
Cash flows provided by operating activities	$110,194	$50,821	$32,021	$10,716
Cash flows used in investing activities	$(70,429)	$(39,915)	$(34,176)	$(10,012)
Cash flows used in financing activities	$(4,600)	$(4,886)	$(1,942)	$(1,598)

Increase (decrease) in cash	$35,165	$6,022	$(4,096)	$(894)

Operating Activities

Our cash flows from operating activities are primarily influenced by growth in our operations, increases or decreases in collections from our customers and related payments to our suppliers of advertising inventory and data, as well as our investment in personnel to support the anticipated growth of our business. Cash flows from operating activities have been affected by changes in our working capital, particularly changes in accounts receivable and accounts payable due to the seasonality of our business (strong contribution of the fourth quarter). Thus, our collection and payment cycles can vary from period-to-period.

For the three months ended March 31, 2021, cash from operating activities of $32.0 million net resulted primarily from net profit for the period of $28 million net of changes in our working capital. The net change in working capital was primarily related to a decrease in accounts receivable and a decrease in accounts payable. The change in accounts receivable was primarily due to the change in the contribution of our revenue channels (higher portion of Teads Ad Manager at 70% for the three months ended March 31, 2021 compared to 65% in 2020) and the change in accounts payable was primarily due to the timing of payments to suppliers.

For the year ended December 31, 2020, cash from operating activities of $110 million net resulted primarily from our profit for the year of $111.5 million net of negative changes in our working capital. The net change in working capital was primarily related to an increase in accounts receivable and a decrease in accounts payable. The change in accounts receivable was primarily due to the change in the contribution of our revenue channels and the change in accounts payable was primarily due to the timing of payments to suppliers. The average days sales outstanding (“DSO”) varies depending on the revenue channel with Teads Ad Manager activity having higher DSO compared to third-party DSPs. Teads Ad Manager activity’s contribution to revenue increased from 57% in 2019 to 65% in 2020, leading to higher accounts receivable.

Investing Activities

Our primary investing activities have consisted of the cash management agreement with Altice Teads S.A., entered into with several of our subsidiaries on September 23, 2019, with effect as of April 1, 2018, with several other subsidiaries joining subsequently, to establish and maintain a cash management system to avoid retaining costly financial fixed assets and to promote the coordinated and optimal use of surplus cash or to cover cash requirements globally among the signatories for an unlimited period of time.

For the periods ended March 31, 2021 and March 31, 2020, the amounts lent to Altice Teads S.A. by the Teads S.A. subsidiaries were $32 million and $7.5 million, respectively.

For the years ended December 31, 2020 and December 31, 2019, the amounts lent to Altice Teads S.A. by the Teads S.A. subsidiaries were $64 million and $32 million, respectively.

This agreement is expected to be terminated prior to the closing of this offering. See “Certain Relationships and Related Party Transactions—Ongoing Relationship with the Altice Group and the Altice USA, Inc. Group.”

Financing Activities

Our financing activities consisted primarily of lease payments classified as repayment of debt under IFRS 16 Leases.

In the three months ended March 31, 2021, cash used by financing activities of $1.6 million was used for lease payments classified as repayment of debt. In the year ended December 31, 2020, cash used by financing activities of $2.9 million was used for lease payments classified as repayment of debt.

In the three months ended March 31, 2020, cash used by financing activities of $1.2 million was used for lease payments classified as repayment of debt. In the year ended December 31, 2019, cash used by financing activities of $4.6 million was used for lease payments classified as repayment of debt.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with IFRS GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with the evaluation of revenue recognition criteria, including the determination of revenue recognition as net versus gross in our revenue arrangements, and the assumptions used in the income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition Criteria

We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and determine revenue recognition using the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

We are deemed to be the principal when we control our services prior to being transferred to our customers. Indications of control include our responsibility for fulfilling service, inventory risk from purchases from our publishers and our pricing discretion. When we act as the principal, revenue is presented on a gross basis.

We are deemed an agent when we do not control the services before they are transferred to buyers of the advertising inventory, which is the case when publishers sell the inventory directly to their customers. We do not control the advertising inventory and we do control the pricing. When we act as the agent, revenue is presented on a net basis in the statement of profit and loss.

We record deferred revenues when cash payments are received or due in advance of our performance obligation, excluding any amounts presented as a receivable.

For some of our customers, we provide incentives in the form of cash or options to acquire additional services based on the customers achieving certain volumes or monetary thresholds, which are treated as variable consideration. Such incentives are generally recognized in revenue over time and our estimates are based on a combination of contractual agreements, historical award experience and our best judgement and are updated on a periodic basis. These discounts can range from 5% to 25% of our customers’ net spend.

Practical expedients

Although we have three types of revenue streams, they all share the same nature, timing and uncertainties. The performance obligations of all three revenue streams are satisfied over time and they all are linked directly to the advertisement being done. Our chief operating decision-maker (“CODM”) is not reviewing these different streams separately and therefore we have not disaggregated the revenue presentation by revenue stream but has shown the disaggregation by geography.

We do not adjust the promised amount of consideration for the effects of a significant financing component because at contract inception, the period between when we provide services to our clients and when our customers pay for the service will be one year or less.

Income Taxes

Our income tax provision may be significantly affected by changes to our estimates for tax in jurisdictions in which we operate and other estimates utilized in determining the global effective tax rate. Actual results may also differ from our estimate based on changes in economic conditions. Such changes could have a substantial impact on the income tax provision. We reevaluate the judgments surrounding our estimates and make adjustments, as appropriate, each reporting period.

Deferred income tax assets and liabilities are determined based upon the net effects of the differences between the consolidated financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties accrued related to its uncertain tax positions in its income tax provision in the accompanying consolidated statement of operations.

There have been no material changes to our critical accounting policies and estimates from the information provided in our annual consolidated financial statements.

JOBS Act Accounting Election

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, so we are unable to make use of the extended transition period. We will comply with new or revised accounting standards on or before the relevant dates on which adoption of such standards is required by the IASB.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in note 2 “Significant accounting policies” of our consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

We have operations both within the U.S. and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily foreign currency exchange and inflation risks.

Foreign Currency Exchange Risk

Our functional currency, which is the currency that best reflects the economic environment in which the subsidiaries of Teads S.A. operate and conduct their transactions, is separately determined for each of these subsidiaries and is used to measure their financial position and operating results. Our reporting currency is the U.S. dollar.

This risk is linked to the Group’s activities outside of the euro zone, which increased significantly within the last two years with the development of the North and South American, and Asia businesses. In addition to the international expansion, the development of the programmatic business (booked in France) increased the exposure to USD currency.

At December 31, 2020:

•	28% of the balance sheet total was denominated in a currency other than the euro (27% in 2019);

•	33% of the total revenue was denominated in a currency other than the euro (27% in 2019).

No foreign currency hedging was in place in 2019 and 2020.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Founders’ Letter

Letter from Pierre Chappaz, Founder and Bertrand Quesada, Co-Founder and Chief Executive Officer

When we met some 15 years ago, Bertrand and I both had had a successful internet venture experience and we were both looking for a new entrepreneurial challenge.

Ever since I was a child, I have been passionate about the media. I was back then, and still am today, a voracious reader of several newspapers and magazines on a daily basis. As the Internet began to revolutionize the access to publisher content, I found myself reading more and more, and was inspired to create new tools to make it easier to discover interesting content in the myriad of online pages available.

Bertrand was more passionate about the advertising ecosystem and the exciting new possibilities offered by the Web. He was working hard on creating new ways for connecting brands with their customers.

I was more naturally inclined towards product and technology, while Bertrand’s personal inclination was more towards the sales, business development and operations side of the business.

During our first meeting in 2005, we both felt an immediate chemistry and quickly realized how complementary we were!

Naturally, our conversation evolved around the combination of media and advertising. We spent countless hours discussing publisher and advertising business models, how advertising should fund journalism and allow users to access content for free. And we decided to work together.

Teads, which was not yet known as Teads, was born.

The subsequent years were years of innovation, expansion, team building, trial and error and successes and failures (more successes though), and we found ourselves running a nice little advertising business in Europe. Until one day, we realized video advertising was going to radically change the game!

We began testing various ways to distribute video ads on publisher pages. Unlike many existing solutions, we were adamant about providing a respectful experience to consumers. We strongly believed this was a critical component to attracting the best publishers and advertisers to a new form of advertising online.

In 2012, our elegant solution was born: video ads placed between two paragraphs of an article, sound off by default, to respect the consumer. We call it the inRead, And this innovation by Teads started a revolution.

Before the inRead, very few editorial publishers were generating revenue with video ads, because ads had to be placed in front of video content. This video content was costly to produce. With our innovation, we allowed publishers to monetize their existing article pages with high value video ads instead of lower revenue display.

Teads’ growth started to accelerate as we entered the teenage years of the business. We became a global company with teams on both sides of the Atlantic and across APAC, quickly partnering with prestigious publishers all over the world, and attracting agencies and brands who wanted to run their video campaigns in a premium context and at scale. We raised more capital to accelerate even further.

We quickly understood that if we wanted to leverage this opportunity, we needed to go one (big) step further. The inherent weakness of the media ecosystem is that it is highly fragmented, making it complicated for advertisers and agencies to run their campaigns. The missing piece was simply a platform, an end-to-end programmatic advertising platform uniting the media and leveraging their capabilities thanks to the most advanced technologies, including machine learning.

Our early vision was ambitious: we wanted to connect leading brands and their agencies with the most iconic publishers all over the planet. And to do so, we needed to build a buying interface, powerful data and targeting capabilities, creative optimization features, a full-stack publisher monetization platform, a solid infrastructure capable of handling massive traffic, and to inject machine learning everywhere.

It took us many years to deliver on our vision. Our end-to-end platform, which we like to call The Global Media Platform, has now changed the game once again. It brings together the world’s top publishers into a powerful advertising platform, with a massive audience of 1.9 billion monthly unique users around the world. A platform capable of providing the best return on investment to brands and agencies, and the highest level of monetization to media owners. A platform which radically simplifies the complexity of the fragmented adtech ecosystem. A platform capable of offering an attractive alternative to the walled gardens.

The timing of this next stage in our journey is perfect.

Digital’s role in the advertising ecosystem has accelerated recently, but with an increased focus on platforms who are responsible in their methodology, especially when it comes to data and privacy. Our robust technology and integration with the world’s best publishers not only guarantees quality but also allows us to chart our own future and not be beholden to regulatory changes or industry trends.

Such innovation and trust has built a foundation on which Teads can grow, matching the ambition we have for becoming the number one adtech player on the open web.

15 years after we started working together, we are proud to be a positive force in today’s media ecosystem. We are proud to be a trusted partner for the majority of the most premium publishers all over the world, and for the leading brands and their agencies that we help reaching their marketing objectives through planning, data, targeting and also creative optimization, measurement, and insights.

Advertising exists to help our economies generate business. We are proud to be a business partner for so many of the top companies in the world.

And with the listing of our company, we have the feeling that we’re just getting started!

Pierre Chappaz	Bertrand Quesada

BUSINESS

Our Mission

Our mission is to provide peace of mind and exceptional results to advertisers, an engaging and respectful experience to consumers and premium monetization for media owners.

Overview

We operate a leading, cloud-based, end-to-end technology platform that enables programmatic digital advertising for a global, curated ecosystem of quality advertisers and their agencies and quality publishers. We operate in the Open Web outside of the Walled Gardens. As an end-to-end solution, our platform consists of buy-side, sell-side, creative, data and AI optimization modules. As a result, we have built deep partnerships with both the demand and supply sides of digital advertising. For advertisers and their agencies, our platform offers a single access point to buy the inventory of many of the world’s best publishers. Through exclusive partnerships with these premium publishers, we enable customers to reach 1.9 billion unique monthly users (as of April 2021), while improving the efficiency, quality and cost of digital ad transactions. For about 3,100 publishers, we are a trusted monetization partner, providing the technology required to monetize their most valuable ad inventory programmatically. By connecting both sides through our integrated platform, known as the Teads Global Media Platform, we solve the digital programmatic advertising industry’s most significant problems related to value chain fragmentation, inefficient digital advertising pricing and quality and scale of inventory. We refer to the ecosystem enabled by Teads Global Media Platform as the Curated Internet.

Our innovative and comprehensive set of products have been trusted by publishers on the Open Web for almost a decade. In 2012, we pioneered an industry-defining video advertising format known as outstream, which is embedded in-article, specifically in between two paragraphs of editorial text. This invention immediately solved one of the biggest problems in digital advertising related to the lack of quality video inventory. Our platform is also capable of delivering display ads, which are the preferred advertising format for performance-oriented campaigns, as well as other web and app formats.

We offer advertisers and their agencies access to high-quality inventory at scale. Quality inventory, especially video inventory, is in short supply in digital advertising so our Curated Internet solves a major problem for leading customers. Advertisers and their agencies can work directly with us through our self-serve buying interface, Teads Ad Manager, or through third-party DSPs. Regardless of how or where advertisers transact, they have access to our quality inventory sources on behalf of our publisher partners. Teads Ad Manager has the advantage of leveraging our machine learning prediction models, which are focused specifically on our publisher partners and our in-article placements. We use our predictive machine learning algorithms to process large volumes of data based on thousands of campaigns to deliver superior outcomes for customers. As a result, we believe we can offer significant cost efficiencies and greater ROI to agencies and advertisers who access our publisher partners’ inventory directly through Teads Ad Manager. On average in 2020, Teads Ad Manager delivered 24% lower CPMs, higher results on customers’ KPIs (including more than doubling the click-through rate and higher completion rate and viewability), and 100% more scale compared to DSPs.

We enable publishers to monetize their digital advertising inventory through our Teads for Publishers platform, which provides them with direct sale capabilities and is directly connected to our buy side interface, Teads Ad Manager. This full monetization platform is comprised of our proprietary SSP, ad exchange, ad server, video player, ad quality management, a comprehensive self-serve interface, full set of ad formats and audience and other targeting capabilities. As a result, we are deeply embedded with our publisher partners, who rely upon our technology platform to monetize their most valuable sources of ad inventory. Our platform allows us to bring premium monetization to publishers. For example, with our top tier publishers, we deliver mostly premium video demand with an average of $12.00 CPMs compared to typical display demand that other SSPs deliver at an average of $2.31 CPMs. We believe this drives publisher stickiness and retention. For the year ended December 31, 2020, our Publisher Retention Rate was approximately 99%. We operate exclusive partnerships with over 80% of our publishers for their in-article video inventory, demonstrating the value we deliver. Our longstanding publisher partnerships are aggregated into a highly curated version of the Open Web that includes many of the world’s leading publishers like The BBC, ESPN, Meredith, The Guardian, Bloomberg, The Washington Post, Vogue, L’Equipe, El Mundo, Der Spiegel, South China Morning Post and El Universal. Our Curated Internet reaches 1.9 billion unique monthly users worldwide (as of April 2021) and presents a significant value proposition to advertisers and agencies. As of March 31, 2021, we had about 3,100 editorial publishers on our platform, representing more than 15,000 web and app properties that provide access to more than one trillion ad opportunities every year.

Our customers and publisher partners both have access to Teads Audiences, our suite of audience targeting features that deliver accuracy and scale in audience targeting through utilizing first-, second- and third-party data. They also have access to Teads Studio, our creative platform that provides a self-service creative production tool and dynamic creative optimization capabilities.

We define our total addressable market as the global digital advertising market which IDC estimated at $319 billion as of 2020. The global digital advertising market is expected to grow at a 7.5% CAGR from 2020 through 2024.

We operate an efficient go-to-market strategy. Our primary customer, in most cases, is the advertising agency, which can represent up to hundreds of advertisers, providing us an efficient point of contact to serve many advertisers. For larger advertisers, we have a dedicated team that advises on utilizing our services for various advertising needs, including leveraging our creative, data and research solutions. In these instances, we work very collaboratively with such advertisers’ agencies. We also deploy a team exclusively focused on partnerships with DSPs. We work with leading global advertisers across various verticals such as technology, automotive, CPG, finance and entertainment. Our number of customers, defined as customers who spent at least $1,000 in the trailing 12-month period, grew to approximately 2,000 as of December 31, 2020. 91% and 94% of our total revenue in the years ended December 31, 2019 and December 31, 2020 came from customers that contributed more than $1,000 in trailing 12-month revenue. Our Gross Customer Retention Rate was 94% for each of the years ended December 31, 2019 and December 31, 2020.

We have a powerful combination of scale, growth and profitability. Our revenue grew from $509.5 million for the year ended December 31, 2019 to $540.3 million for the year ended December 31, 2020, representing a year-over-year growth rate of 6%, despite a negative impact of the COVID-19 pandemic in the first half of 2020, and from $95.6 million for the three months ended March 31, 2020 to $126.6 million for the three months ended March 31, 2021, representing a period-over-period growth rate of 32%. Our profit for the year ended December 31, 2020 was $111.5 million, representing a net profit margin of 20.6%, and $28.0 million for the three months ended March 31, 2021, representing a net profit margin of 22.1%. We generated Adjusted EBITDA* of $173.8 million for the year ended December 31, 2020, representing an Adjusted EBITDA margin of 32.2%, and $38.7 million for the three months ended March 31, 2021, representing an Adjusted EBITDA margin of 31%. For more information on the nature of the impact of the COVID-19 pandemic on our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance—The COVID-19 Pandemic”.

Our Position Within the Industry

The digital advertising market is bifurcated between the Walled Gardens and the Open Web. While the Walled Gardens have grown their market share in recent years, accounting for an estimated 58% of total global digital advertising in the year ended December 31, 2020 according to eMarketer, advertisers have become increasingly dissatisfied with these platforms. Walled Gardens limit advertisers’ ability to access and use data outside of their platforms and, due to their content being user-generated, make it difficult for advertisers to control what content their ads are placed next to, including fake news and inciteful content. As a recent example, more than

*	Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures, please see “Summary Historical Consolidated Financial and Other Data.”

1,000 advertisers on a social media platform, including five of its top 20 advertisers based on spend in the year ended December 31, 2019, announced their intention to at least temporarily pause ad spending in the year ended December 31, 2020 in response to the platform’s handling of certain policies related to user-generated content. Moreover, publishers are concerned that the Walled Gardens prioritize monetizing their owned and operated inventory over third-party inventory. Finally, the Walled Gardens achieve low user attention to ads placed in their user-generated content when compared to ads placed within professionally produced editorial content from quality publishers. The Open Web offers advertisers greater transparency and control over their data and the placement of where their ads appear, but it presents its own challenges because it is a massive ecosystem with millions of independent publishers, many of which are small and less sophisticated, creating concerns related to the quality of ad environments and potential for fraud. Additionally, due to its fragmented nature, agencies and advertisers in the Open Web must deal with a complex value chain, creating interoperability issues and inefficiencies.

We offer to advertisers what we believe to be the best alternative to the Walled Gardens by uniting the world’s best publishers in a Curated Internet and connecting them to advertisers in a single end-to-end platform. We resolve the content quality issues that plagued the Walled Gardens and much of the Open Web, lack of control of user data within the Walled Gardens, potential for fraud in the Open Web and value chain complexity and inefficiencies in the Open Web.

Previously advertisers had access to limited premium video inventory because most quality web publishers lacked video content in which to integrate a video ad. YouTube was the only platform with scale video inventory; however, advertisers demanded alternatives in response to many issues stemming from the user-generated nature of YouTube’s video content. The outstream video ad product pioneered by us provides publishers with an increased supply of high-quality video advertising. Because outstream ads are placed in the heart of premium editorial content, they generate much higher engagement from users than ads in other formats, generating better results for advertisers and publishers alike.

Teads Global Media Platform seamlessly connects supply and demand

The digital advertising market is in the midst of adapting to ongoing trends with regard to consumer privacy and restrictions on the use of personal data to target users. Google has announced that Chrome will block third-party cookies by the end of 2022, together with other changing regulatory and industry practices such as

GDPR and Apple’s Identifier for Advertisers (“IDFA”). We believe we are well-positioned to face these changes. Specifically, we believe our scale and deep integrations with our publisher partners will enable us to access significant amounts of contextual data, which does not rely on personal identifiers. Because we know what users are viewing on the page through advanced semantic analysis, we can target them based on what they are reading without using cookies to identify who they are. Google is rolling out new technology like the Federated Learning of Cohorts application programming interface (“FLoC”), which is designed to gather information on groups of similar users rather than singling out individuals. We expect to have direct access to such data because we have our code on the webpages of our publisher partners, enabling us to offer timely, innovative solutions to our agency and advertiser customers.

Our Industry

The media industry continues to shift to digital formats driven by technological advancements and changes in consumer behavior. The proliferation of mobile devices, social networks and digital content is increasing the amount of time that consumers spend online, which is driving advertisers to reallocate budgets to digital channels. IDC estimated that the global digital advertising market in 2020 was $319 billion, growing at a 10.7% CAGR since 2017. They expect this market to grow to $425 billion by 2024 at a CAGR of 7.5% from 2020 through 2024. We believe that the digital advertising market is similar to economies experiencing an industrial revolution, driven by rapid growth but fraught with issues that must be addressed in order to sustain longer-term growth, including:

•	A complex and inefficient value chain;

•	Ad fraud;

•	Ad viewability;

•	Context quality;

•	Privacy protection;

•	User-generated content and misinformation; and

•	Regulatory changes.

The Digital Advertising Market is Driven by Several Important Trends

Growth in Digital Advertising Inventory in Response to Greater Digital Content. Many traditional media outlets and publishers have shifted content to digital formats and away from traditional formats like print. The COVID-19 pandemic has also accelerated consumers’ time spent online with a range of digital media activities, further driving the shift to digital content formats. Premium content, most of which is advertising supported, continues to be in demand by users. As users increasingly allocate greater time to digital formats, publishers will continue to invest in premium digital content creation and digital advertising inventory will therefore also increase. This increased inventory will need to be monetized in a manner that satisfies publishers’ and advertisers’ objectives with respect to quality and safe inventory and ads.

Ad Spending Consolidating on Fewer Platforms. As spend on digital formats increases as a percent of overall advertising budgets, agencies and advertisers are demanding improved transparency and control over their entire digital advertising supply chain. Advertisers demand details on the type of inventory purchased and the content appearing adjacent to their ads to avoid fraudulent inventory purchases and ad placement next to content that harms their brand. To achieve this, advertisers have increasingly established direct relationships with vendors in the digital advertising ecosystem who have clear practices and the necessary technical capabilities. This has driven a larger portion of spend to consolidate into fewer, more transparent technology platforms, particularly on platforms that have higher quality inventory, such as Teads.

Synthesis of Scale Data Sets Improves Online Targeting and Campaign Decisioning. Digital media and advertising generates a significant volume of data allowing for better ad targeting and campaign decisioning. This data includes indirect customer information about interests and intent, contextual data such as the content of what consumers read, their device, the time/date and the consumers’ behavior in response to ads, such as view and clickthrough rates. The collection of such data, and the ability of advertising technology to synthesize and analyze it provides immense value to advertisers, especially with regard to enabling audience targeting and campaign decisioning. Audience targeting is of the utmost importance to advertisers because it allows them to achieve significantly higher returns with digital advertisements that are delivered on a personalized basis. Additionally, advertising technology companies ingest and analyze data to build algorithms for more effective campaign decisioning, such as deciding which ad to show in which context. Market participants need an effective data science strategy and the capability to efficiently analyze the massive amount of data in real-time to build effective targeting and campaign decisioning algorithms. At the heart of our platform is our predictive machine learning, which leverages data in order to achieve these objectives.

Growing Advertiser Appetite for Guaranteed Outcomes. In digital advertising, the most common pricing model is for an advertiser to pay for an ad impression the moment the ad is displayed on a publisher’s page when the user loads the page. Advertisers are increasingly requesting alternative pricing models where they only pay when a result is generated, such as when a user views an ad for a particular amount of time or when a user clicks on an ad and arrives at a landing page. From the beginning, we have been at the forefront of providing guaranteed outcome pricing models because our predictive machine learning algorithms can predict an outcome with a higher probability of accuracy, giving us confidence in this approach. We continue to expand our guaranteed outcomes pricing options in line with the growing demand from advertisers.

Privacy Protection. The regulatory landscape for digital advertising is increasingly complex and constantly evolving. There exists a growing focus on how consumer data is leveraged to target ads, resulting in a growing number of privacy laws and regulations globally and changes in policies by Internet browsers. The European Union has issued the GDPR and California has issued the CCPA, both of which impact to a substantial degree the digital advertising industry. The industry is also self-regulating. The IDFA, which provides information about a person’s online behavior used for evaluating advertising effectiveness and setting up targeting, is transitioning to opt-in. In addition to an industry-wide transition away from cookies for targeting and tracking purposes, in January 2020, Google announced plans to phase out support for third-party cookies in the Chrome web browser within two years. These trends are driving the need for platforms that can improve targeting with their own data and technology rather than cookies. Our technology relies largely on cookieless data signals such as contextual data (i.e., what the user is viewing) as opposed to behavioral targeting (i.e., demographic and other details about the user), which we believe positions us favorably to adapt to new regulatory and industry trends.

Our Market Opportunity

Per IDC, the global advertising market was estimated to be $682 billion in 2020 and is expected to grow at a CAGR of 3.3% from 2020 through 2024. As consumers have spent increasingly more time online with the rise of mobile devices, social media platforms and the proliferation of online content, the global digital advertising market has experienced rapid growth. Digital advertising growth is expected to outpace the overall advertising market as digital continues to take market share from traditional media like print and radio. Of the global advertising market, $319 billion, or 47% was attributed to global digital advertising spend. Digital advertising has increased from 36% of total advertising in 2017 and is expected to grow to 55% of total advertising by 2024. Per IDC, in the U.S., digital advertising was estimated to be $128 billion in 2020 and is expected to grow at a 7.4% CAGR from 2020 through 2024.

We believe our business is positioned to capture this growth opportunity as more ad dollars are allocated to digital. Specifically, we compete for global digital advertising budgets allocated to display and video advertising formats. We define our addressable market as global digital advertising spending, which was estimated at $319 billion in 2020 and is expected to grow at a 7.5% CAGR from 2020 through 2024. We compete with larger advertising platforms like Facebook and Google’s YouTube as well as various competitors who serve the Open Web. Our platform connects advertisers to a highly curated segment of the Open Web that is composed of high-quality publishers and scale inventory. By addressing key issues related to the quality of inventory and ROI, we believe we are helping drive relevance and advertising spend to the Open Web. Although advertising on the Walled Gardens represents a significant amount of global digital ad spend, advertisers are increasingly raising concerns about the lack of transparency and accountability of user-generated content found on these platforms. eMarketer expects that more marketers will restrict advertising spending on Walled Gardens and social media platforms due to brand safety and ethical concerns. According to a survey from eMarketer, the lack of transparency from Walled Gardens is likely to result in decreased advertiser spending in those channels going forward. In a survey of U.S. digital media experts conducted by Integral Ad Science in October 2020, 63% of survey participants expect that insufficient transparency will affect Facebook. Advertisers also cite frustrations about their limited ability to access and use their data outside of Walled Gardens. In contrast, the Open Web allows for access to high-quality, editorial content in an environment where consumers are curious and engaged. As advertisers recognize these differences and as we curate an improved Open Web experience, we believe demand for our solutions will continue to grow.

Within the global digital advertising market, there are several segments that are driving above-market growth for our business:

Shift to Programmatic. Programmatic advertising is the automated buying and selling of digital ads, optimizing performance and pricing through real-time signals. Programmatic advertising has drastically improved the efficiency of buying and selling ads and driven increased adoption of digital advertising. According to IDC, global programmatic digital ad spending was $142 billion in 2020 and is expected to grow at a 10% CAGR from 2020 through 2024. This does not include search advertising. Within programmatic advertising, programmatic digital video advertising spending was estimated at $53 billion in 2020 and is expected to grow at a 12.6% CAGR from 2020 through 2024. Digital advertisers have embraced programmatic advertising, which improves the optimization of both performance and pricing through real-time indicators. Currently, display and video programmatic advertising represents 45% of the total digital advertising market and is expected to increase to 49% by 2024.

Mobile Is the Dominant Format in Digital Advertising. For consumers, mobile is now the primary and preferred device format for consuming digital content and making purchases. According to Statista, there are currently 14 billion mobile devices in use globally, and this is expected to expand at a 6.0% CAGR from 2020 through 2024 to an estimated 17.7 billion devices. As global mobile device growth explodes, facilitated by improved devices and connectivity, growth in mobile advertising is expected to continue. The digital mobile advertising market has grown at a 26% CAGR since 2017 to $197 billion in 2020 according to IDC and is expected to grow at a 12.7% CAGR going forward from 2020 through 2024. Mobile currently contributes 62% of digital advertising but is expected to represent 75% in 2024. Display advertising dollars continue to shift from desktop to mobile with more than 70% of digital display ad dollars flowing to mobile ads according to eMarketer. Mobile also dominates spending within the subcategory of video with its share hovering just under two-thirds of the total according to eMarketer. We believe we are well-positioned to gain from the continual growth of the mobile advertising opportunity because most of our advertising inventory is on mobile devices and in-article placement is especially prominent on mobile devices, taking up a bigger proportion of the screen than the same ad on desktop screens.

Popularity and Increasing Usage of Video Ad Formats. Advertisers continue to see greater value in, and ROI from, video advertising, and are shifting their budget allocation from traditional formats to video formats. According to IDC, in 2020 video advertising was $57 billion of the overall digital advertising market, or 18%. This is expected to increase to 20% of the total digital market by 2024 and grow at an 11% CAGR, which outpaces the market. The popularity of video advertising has only been increased by the COVID-19 pandemic as video helps consumers connect and understand products better virtually. We believe our outstream video ad format has provided the industry with quality video advertising at scale that was previously lacking. CTV, although relatively nascent, is a growing piece of the digital video ad market as consumers increasingly shift from linear to streaming video content; the market was estimated to be approximately $8 billion in 2020, per IDC.

Performance Advertising Growth. Performance advertising, as opposed to brand advertising, is used to achieve measurable results, including retaining an audience, generating leads, boosting sales or increasing loyalty, as a direct and immediate result of users seeing and interacting with an ad. Performance advertising can increase the immediate effectiveness of a marketing budget, maximize ROI and allow for more precise measurement of results. In response to tightening budgets during the COVID-19 pandemic, many advertisers shifted their budget allocation to performance advertising, which offered more direct and immediate results. According to IDC, the global performance advertising market was estimated to be $176 billion in 2020 and is expected to grow at an 8.1% CAGR from 2020 through 2024. Today, companies rely on a healthy mix of performance and brand advertising and we offer solutions for both.

Who We Are

Teads S.A. was founded approximately 15 years ago by Pierre Chappaz and Bertrand Quesada. Since then, we have grown to approximately 820 employees as of March 31, 2021 with 36 offices across 23 countries.

We are an innovative company that has enjoyed robust growth since inception. We invented the outstream video advertising format and we believe we are the market leader for in-article video advertising, which has driven our sustained growth. Inserting videos in between two paragraphs of editorial text created a new video ad product that quickly grew to represent a scale source of video advertising inventory and a new opportunity to monetize. Our innovation enabled us to quickly secure exclusive partnerships with many of the world’s leading publishers, which in turn allowed us to build advertising solutions that leading brands and their agencies depend upon. Our exclusive and longstanding publisher partnerships allowed us to build what we believe is the largest global network of premium publishers, allowing us to attract leading advertisers globally who deliver scaled, premium demand to our publisher partners around the globe. Our full-stack, end-to-end technology platform is used by both customers and publishers and bridges either end of the market. Our differentiated two-sided network represents a high barrier to entry while providing a dependable stream of recurring revenue.

We believe our differentiated approach has generated value for our customers, leading to numerous awards, including:

•	Best Brand Positioning/Awareness Campaigns

IAB Mixx Europe, 2020

•	Best Video Ad Tech Innovation

DIGIDAY Global, 2020

•	Best Use of Digital

Festival of Media LATAM 2020

•	Best Places to Work

Inc’s Magazine 2017

Our Core Values

Our culture is defined by a clear set of ten core values, each of which is critical to our success. We believe that these values not only guide our business and define our brand, but also deliver real financial and operational benefits for us, our customers, our publishers partners, our employees and our shareholders:

1.	Innovation: We innovate by creating advertising experiences that respect the user experience and benefit publishers, brands and agencies.

2.	Hard Work: Our main competitors are the digital advertising leaders such as YouTube and Facebook. The only way to win is by working twice as hard as them.

3.	Elegance: We aim to deliver the most elegant solutions in the advertising sector, across the world’s most prestigious publishers.

4.	Entrepreneurship: We are a fast growing company built with entrepreneurship at its heart. Everybody at Teads is listened to, respected and rewarded for their contributions.

5.	Passion: We are passionate about technology and advertising, and we believe we can build the most successful independent advertising company in the world.

6.	Trust: We put a lot of trust in our team. We motivate everyone by giving them responsibilities and trusting them to deliver. Trusting each other makes us stronger.

7.	We Love Media: We aim to be a positive force in the media ecosystem, promoting a clean advertising environment through viewability, brand safety and fraud-free inventory.

8.	Social Purpose: In addition to being a positive force in the media industry, we believe in fostering a just and equitable environment at work and in society at large for people of all backgrounds.

9.	Dedication to Customers: We are obsessed with making our customers happy. We work hard to deliver the best technology and the best customer service every single day.

10.	Playing to Win: We consider our business a game that we love to play, and a game we plan to win. And we have fun along the way.

Our Core Strengths

Quality. We are known in the industry as “the” quality provider and quality defines who we are. We invented a solution that provides a quality user experience for consumers on quality publishers, attracting quality advertisers. We power this curated ecosystem with a quality end-to-end solution that incorporates quality data, quality creativity and quality service. We believe this is the key differentiator for Teads in the industry.

Fully Integrated, End-to-End Platform That Provides Greater Efficiency, Effectiveness and Innovation for Our Customers and Publishers. Teads Global Media Platform connects the world’s leading advertisers and their agencies through a single access point to differentiated and exclusive publisher inventory in one end-to-end integrated environment. We offer our customers a comprehensive suite of products, purpose-built to work together seamlessly, leveraging open source tools as well as our proprietary machine learning algorithms across the value chain. This seamless integration, together with the data and insights sourced from our end-to-end model, significantly reduces the complexity and cost to our customers of the otherwise fragmented Open Web experience. We believe our end-to-end solution also allows our product and engineering team to innovate faster than our competition, who must rely on dozens of integrations with third-party technology partners whenever they want to roll out a new innovation. We believe the combination of these advantages increases customer ROI, maximizes publisher monetization and drives our superior financial performance.

Diverse and Engaged Customer Base of Global Advertisers and Premier Agencies. We are deeply integrated in the agency ecosystem, including the largest global agency groups. These agencies typically act as the agency of record for the advertisers, even when the decision making is advertiser-directed. As of December 31, 2020, we work with approximately 2,000 agencies and advertisers who spend a minimum of $1,000 annually with us. Our advertiser customers are highly diverse by geography and by industry. We enjoy high customer retention; our Gross Customer Retention Rate was 94% in each of the years ended December 31, 2019 and December 31, 2020, a strong performance considering the impact of the COVID-19 pandemic, and we have steadily grown both the number of customer relationships (from approximately 1,150 customers in 2016 to approximately 2,000 in 2020).

Exclusive Partnerships with Premium Publishers at Scale. We benefit from longstanding partnerships with many of the world’s leading publishers, allowing us to reach 1.9 billion unique monthly users worldwide (as of April 2021). As of March 31, 2021, we had about 3,100 editorial publishers on our platform, representing more than 15,000 web and app properties that provide access to more than one trillion ad opportunities every year. Over 80% of our publisher relationships are contractually exclusive to Teads for outstream video advertising. In the year ended December 31, 2020, our Publisher Retention Rate was approximately 99% and we have an average publisher relationship length over five years for our top 50 publishers. Our full-stack monetization capabilities, track record of delivering strong outcomes and the trust that we have earned with our partners are critical to establishing our exclusive engagements.

Comprehensive Suite of Solutions Powered by a Culture of Innovation. We are built upon a history and culture of innovation, having pioneered outstream digital video ads with Teads InRead, which we believe is the market’s leading outstream product. We offer a comprehensive suite of solutions to advertisers and their agencies, comprising our buying interface (Teads Ad Manager), creative tools (Teads Studio), powerful audience targeting capabilities (Teads Audiences), guaranteed outcome pricing options enabled by our innovative prediction models and both branding and performance advertising. For publishers, we offer Teads for Publishers, a full monetization platform that includes our proprietary SSP, ad server, video player and all the solutions that our customers have access to as well. Our innovative culture allows us to continually evolve our products to anticipate the future needs of customers and publishers.

Truly Global Footprint with Opportunities for Growth in All Regions. Unlike many digital advertising companies that tend to be strong in only a few markets with limited presence and penetration in most other markets, we have built strong infrastructure, teams, partnerships and customer bases in most major digital advertising markets globally. Our revenue (after intersegment, i.e. DSP revenue reallocation) is proportionally split to match the size of the market opportunity in each market/region: 40.1% in North America, 46.6% in EMEA, 6.9% in Asia Pacific, and 6.4% in South America for the year ended December 31, 2020. We are also uniquely positioned as a global premium provider because we have significant premium publisher partnerships in all markets in which we operate, which is a result of strong publisher development teams based locally in each market and region. We believe each region and each market has significant growth potential and we can leverage assets we have built in these markets for growth.

Simplified Approach to Data-Driven Dynamic Creatives. Teads Studio, our main creative tool, offers an integrated creative and data platform to enable advertisers to easily personalize their creatives based on dynamic signals, such as time, location, weather, device or audience segment. Moreover, we offer pre- and post-testing tools to determine the best creative decisions and work closely with creative teams to understand their specific objectives in reaching and engaging the target audience. The scope of our creative capabilities extends to dynamic creative optimization, interactive display and augmented reality – all with a singular focus on driving superior outcomes for our customers and partners.

Highly Scalable, Cloud-Based Technology Platform. Technology is at the heart of our business. Our platform was built in-house by our software engineers, based on open-source technologies and is highly scalable. We host our systems in the cloud, primarily on Amazon AWS and Google Cloud Platform, allowing us to run a highly cost-effective platform that supports campaigns and targets users globally. We collect enormous amounts of data, including more than 100 billion data points per day from our 1.9 billion unique monthly users (as of April 2021). We leverage our scale data and data science capabilities to inform 50 prediction models, which we believe improve advertiser ROI and enable unique advertiser offerings like guaranteed outcome pricing options. Furthermore, our algorithms allow us to predict users’ behavior on our publisher partners’ pages with a sufficient degree of certainty to enable us to sell content on a guaranteed performance basis, which is a key differentiator in the industry.

Innovative, Privacy First Approach to Consumer Targeting Positions Us Favorably for a Cookieless World and Other Industry Changes Related to Identity. Aligned with our respectful user experience in our advertising formats, we take a privacy-first approach to the consumer. As our industry grapples with the challenges of the deprecation of cookies for targeting and tracking, we have taken a proactive approach to building cookieless solutions that respect consumer privacy. There are several structural and operational factors driving our approach. Being integrated with the best content, we have always leveraged the context of an article to ensure relevance to an ad that will appear next to it. By analyzing the content semantically, we can develop audience profiles in real-time without a cookie. Our direct integrations with our publisher partners allows us access to more data signals not tied to a user ID that can feed our advanced machine learning algorithms. We believe we are one of the few in the industry to leverage Google’s Privacy Sandbox solution, which allows us to target users without unique identifiers on the Chrome browser. Google recently announced that they will not use email identifiers in their solutions for the Open Web. Many of our peers had adopted email identifiers as their alternative to cookies, which is undermined by Google’s position. Teads’ cookieless strategy does not rely on email identifiers so we are not affected. We believe our cookieless solutions are very effective. According to Nielsen DAR, using our cookieless technology for real-time demographic targeting demonstrates 25% greater accuracy in comparison to classic cookie-based data segments.

Unique Combination of Scale and Profitability. We have grown our revenue to $540.3 million in 2020 and $126.6 million in the three months ended March 31, 2021, which makes us one of the largest advertising technology companies in the industry. At the same time, we have also achieved a profit for the year/period of $111.5 million in the year ended December 31, 2020, which represents a 20.6% profit margin, and $28.0 million in the three months ended March 31, 2021, which represents a 22.1% profit margin, and an Adjusted EBITDA* of $173.8 million in 2020, which represents 32.2% of our revenue for the corresponding period, and $38.7 million in the three months ended March 31, 2021, which represents 31% of our revenue for the corresponding period. We believe that our performance is made possible by our end-to-end platform, significant scale, long-standing customer and publisher relationships and lean, capital-efficient operations.

Proven, Founder Led Management Team, Backed by Best in Class Organization. Teads S.A. was founded approximately 15 years ago by Pierre Chappaz and Bertrand Quesada, based on a culture of continuous innovation in the advertising industry. Since then, we have expanded to 36 offices in 23 countries, employing approximately 820 employees as of March 31, 2021, and generating $540.3 million of revenue in the year ended December 31, 2020 and $126.6 million of revenue in the three months ended March 31, 2021. The original founding team continues to lead the Company today, and we have complemented our management team with a talented group of managers based around the world. We believe the quality of our people and the continued entrepreneurial culture bestowed by our founders provide a powerful differentiator in the industry.

Our Platform

We provide both demand- and supply-side solutions to deliver better media effectiveness for advertisers, better monetization solutions for publishers and better ad experiences for Internet users. Teads Global Media Platform was purpose-built to provide an end-to-end integrated suite of products across the entire digital advertising stack while leveraging robust data and insights driven by machine learning to generate superior results for our advertising customers and publisher partners.

For Advertisers & Agencies

•	Enable media buyers to effectively manage digital advertising campaigns

We provide a single access point to reach 1.9 billion unique monthly users (as of April 2021) through the highest quality publishers through the Teads Ad Manager. This comprehensive self-serve, cloud-based product enables advertisers and agencies to:

○	plan and purchase digital media programmatically on the Open Web’s most relevant, premium publishers;

○	use audience and contextual data targeting in order to optimize campaign results;

*	Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures, please see “Summary Historical Consolidated Financial and Other Data.”

○	monitor and manage ongoing digital advertising campaigns on a real-time basis;

○	use guaranteed outcome pricing options such as cost per completed view or cost per visit (“CPV”) for greater control of cost and ROI;

○	optimize outcomes for the full marketing funnel from awareness to consideration to conversion; and

○	get audience insights on who is engaging with their ads.

•	Provide guaranteed outcomes to advertisers through highly effective predictive machine learning

From the beginning, we differentiated ourselves in the industry by guaranteeing outcomes to advertisers using our predictive technology. In digital advertising, customers usually pay for each instance an ad is displayed to a user. However, this does not guarantee that the user sees the ad for long enough to have an impact. For performance advertising, customers want the user to click on an ad and engage in further actions. By leveraging our predictive algorithms, we are able to predict to a high level of probability whether a user will see and/or interact with an ad. Even though we pay publishers for each instance an ad is shown, with accurate predictions, we only show an ad when we predict the user will see it or interact with it. This allows us to offer with confidence a guaranteed pricing model for advertisers such as cost per completed view of a video or CPV to a landing page.

•	Ensure brand safety, viewability and engagement through premium and exclusive inventory

We are resolutely focused on curating the best possible inventory for our customers. Through our platform, advertisers secure exclusive in-article placements for their ads in the heart of premium editorial content. Our flagship InRead ad experience provides compelling and brand-safe solutions across both outstream video and display formats to maximize user attention. As of 2019, our viewability was 6 times that of social media platforms. We have retained this level of viewability in 2021. We consistently apply this disciplined approach as we assess complementary and emerging supply sources to further extend our differentiated inventory.

•	Fuel consumer engagement through data-driven dynamic creatives

To help advertisers create beautiful, data-powered, more engaging video and display ads that work across any device, advertisers use Teads Studio. Customers may opt to use Teads Studio as a self-service platform to enhance their creatives or work with our team directly through campaign ideation, execution and delivery. We believe Teads Studio simplifies the process of personalizing ads based on dynamic signals, reinforces branding through conversion of TV commercials to mobile experiences and deepens engagement.

•	Target audiences with accuracy, scale and privacy compliance

We also provide a complete suite of audience and contextual targeting solutions so that advertisers can reach the audience they want and achieve optimal results on their campaigns. Teads Audiences leverages advertisers’ own first-party data as well as a comprehensive range of second- and third-party data providers, giving advertisers access to over 400,000 audience segments. Additionally, we also have insights into what users read on publishers’ pages through leveraging semantic analysis, allowing our platform to build privacy compliant segments, including powerful interest segments, Teads Interest Graph, that we believe generates superior results. Uniquely, we solve a difficult problem that advertisers face - advertisers want both maximum reach and accuracy, but usually one comes at the expense of the other. We seek to resolve this by selecting the most accurate data from all our data sources and combining them into aggregated segments that maximize accuracy and reach without sacrificing one or the other.

Teads Audiences is very important in ensuring our targeting solutions are fully usable as cookies are deprecated in the industry. We believe we were one of the first to begin building cookieless solutions and we believe we are at the forefront of the industry with a range of cookieless targeting solutions. Our solutions include real-time profiling, which uses data signals in real-time to profile a user without using any individual identifiers. Additionally, we have built a next generation contextual targeting solution, which leverages a multitude of real-time data signals to select placements for the advertiser to generate optimal results. Finally, we believe we are one of the few companies in the industry to leverage Google Chrome’s alternative to cookie solution, FLoC.

For our Publisher Partners

We provide a full stack monetization platform, Teads for Publishers, to publishers to manage and monetize their in-article inventory. The platform is cloud-based and can be operated by publishers on a fully self-serve basis to:

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Manage demand sources via our proprietary SSP, which provides seamless management and integration with all demand sources. This includes the publisher’s own direct sold demand and our generated demand through Teads Ad Manager.

○	Manage yield through advanced trafficking and real-time analytics. Publishers are provided with hourly reporting and insights on all advertiser campaigns running across their websites.

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Improve inventory suitability for advertising by ensuring compliance with Interactive Advertising Bureau transparency requirements and user privacy compliance related to the GDPR, CCPA and other regulations. The platform also provides integrated brand safety monitoring and fraud filtering tools.

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Deliver direct sold campaigns via our publisher ad server and a video player that is directly integrated into publishers’ pages and supports a wide range of technical contexts. Similar to our customer solution, publishers also have access to Teads Audiences (our comprehensive suite of data solutions) and Teads Studio (our dynamic creative optimization and building tool). Like our advertiser solution, Teads for Publishers is underpinned by our data and machine learning algorithms.

Our publisher solution provides our partners with a complete set of tools to enhance monetization on their highest value inventory in a trusted environment. The strength of our end-to-end platform and our demonstrated results have translated into over 80% of all publishers establishing contractual exclusivity with us for their in-article video inventory.

Our Technology

Integrated End-to-End Platform. Using open source technologies, we have built and own the underlying technology that connects the advertiser to the end user. Our algorithms, prediction models, customer interfaces, integration software development kits, data platforms and network infrastructure all act as a consistent suite of products, designed to work together seamlessly. Our engineering teams, building technology for both publishers and advertisers, are highly interconnected on a day-to-day basis. This deep level of technology integration and team collaboration enables us to (i) have better control over quality and outcomes; (ii) build products that are powerful and easy to use; and (iii) innovate at a faster pace.

Integration Directly on Publisher Pages. Our integration on publisher pages in rich textual content allows us to extract qualitative signals from users’ navigation, which feed our machine learning algorithms. In January 2021, our data platform collected, processed and stored an average of 100 billion data points per day, allowing us to customize our algorithms to deliver better results than more generic solutions, designed to run in heterogeneous contexts. The trusted relationships we have established with our publisher partners allow for direct integration into their pages (our code is on the publisher’s page), giving us direct access to browser data and new privacy application programming interfaces (“APIs”).

Profiling Users Without Dependency on Cookies. We combine various techniques to provide efficient cookieless targeting, combining reach and accuracy. We leverage our integrations in rich textual content to run semantic analysis and extract the topics and meaning of the content from the page in real time. We build and run learning models that correlate contextual data, such as the content of the page, the device, the time of the day, and other data signals, with users profile attributes such as socio-demographic or interests. Our models are trained on a part of traffic where we have identification(s) mechanism(s), including but not limited to third-party cookies, Google Privacy Sandbox, publisher first-party data, and logged in ID. With this learning, we can then profile the user in real time using only contextual signals when no other identification technique is available. We also leverage our code on the publisher page to have direct access to privacy-compliant APIs from internet browsers. Finally, our abstraction layer, known as Teads Audiences, is used in all our systems to feed algorithms and exploit data regardless of whether it comes from cookies, semantic context or browsers’ APIs.

Machine Learning Powered by Qualitative Signals. Using our proprietary machine learning framework, we have built and operate more than 50 predictive algorithms that make real-time decisions to maximize revenue for publishers and campaign outcomes for advertisers. In January 2021, we ran about 18 million predictions per second in our platform to deliver our service. Our prediction models perform real-time predictions across a range of processes, including but not limited to: video completion, ad viewability, pricing optimization, conversion, audience profiling, creative optimization and infrastructure optimization. This allows us to run a highly efficient and effective platform.

Speed to Market. Being able to implement new products and features with a short time to market is at the heart of our culture. We also apply these principles to our machine learning development. Our machine learning engineers and data scientists are not grouped into a central team, but rather divided into multiple product teams to collaborate more deeply with all product engineering teams. This helps us better understand business needs and more precisely leverage data signals. As a result, we believe we can deliver new machine learning algorithms faster. We typically need two weeks to go from conceiving to releasing a new algorithm based on existing data, and about one month to launch a new predictive algorithm requiring a new set of data that needs to be specifically captured. Existing algorithms are updated several times a day. We apply continuous deployment across our entire platform. On a typical day in 2021, our engineering teams deploy more than 40 software releases on our infrastructure.

A Lean Cloud-Based Infrastructure. We have built our technology infrastructure using a distributed and modern architecture on a global scale. We mainly use Amazon Web Services and Google Cloud Platform as our cloud infrastructure providers. At the end of 2020, our servers ran an average of 35,000 virtual central processing units per day, allowing us to process 16 trillion bid requests per month. On average, our platform only takes 100 milliseconds to receive an ad request from a publisher, run auctions including Teads Ad Manager demand and external DSPs, run our predictive algorithms and return a targeted, optimized ad to the user. The elasticity of our infrastructure allows us to resize automatically and in real time the numbers of servers we require in order to adapt to traffic and seasonality, while controlling our costs. This results in a highly scalable technology architecture.

We leverage various proprietary machine learning algorithms to filter out available ad inventory that we predict will not be sold. We also automatically cut low quality inventory to keep only the best inventory in order to run efficiently. Furthermore, our end-to-end platform allows us to predict the amount of user traffic that we need to deliver to our ongoing campaigns by using our algorithms to open and restrict the traffic allowed to enter the platform in real time in accordance with our needs, prioritizing quality over volume. Combined with other technological features, this strategy allows us to maintain a competitive infrastructure cost to income ratio.

We have designed our infrastructure with multiple layers of redundancy to protect us against data loss and to provide high system availability. We achieved a 99.96% availability rate for our Teads Ad Manager platform over the last 12 months. Our main data centers are located in northern Virginia for the U.S. with six distinct availability zones of redundancy; Dublin for Europe with three distinct availability zones; and Tokyo for Asia Pacific with three distinct availability zones. In addition, we leverage Akamai edge nodes for content delivery and edge processing in over 130 countries.

Our on-call engineering team is available 24/7 to ensure that any issues that arise with our platform can be mitigated within minutes.

Growth Strategy

We believe that we are in the early stages of growth and see significant upside for the business and industry overall. We plan to leverage our leading brand and positioning to pursue several long-term growth initiatives:

Increase Sales From Existing Customer Base. Our comprehensive portfolio of digital advertising solutions has grown to encompass a variety of display and video products as well as branding and performance advertising formats. We believe we can increase sales to existing advertiser and agency customers by capturing additional advertising spend across our portfolio of products and solutions. For example, many of our customers first used our platform for brand advertising and have now started to use us for performance advertising campaigns, increasing our share of their total advertising spend. Additionally, as customers seek to shift more spend away from the Walled Gardens, they will require quality inventory and a single access point to this inventory, which our Curated Internet ecosystem aims to provide.

Acquire New Customers and Publisher Partners. We plan to continue acquiring new high-quality publishers and advertisers and agencies around the world. We believe our scaled premium demand and full stack monetization platform offers publishers a clear value proposition. We expect to increase our market share among global advertisers and agencies through our ability to increase ROI through our portfolio of leading advertiser-centric solutions and by providing a single point of access to the world’s best publishers.

Expand Customer Base Internationally. As the global advertising landscape becomes more sophisticated, we plan to focus on high-growth markets where Teads is under-indexed. We believe we have formed a leadership position in the EMEA and U.S. markets and anticipate using this experience to be a leader in new geographies. Believing that Asia Pacific represents our fastest-growing market opportunity, we launched our Singapore and Tokyo offices four years ago. The Asia Pacific market remains underpenetrated, despite already experiencing substantial growth since our entry.

Grow Our Performance Advertising Business. Performance advertising addresses the needs of our advertiser customers who focus on linking ad spend to measurable outcomes and deeper user engagement, including leads, sales and mobile app installs. As our customers shift ad budgets to performance-based advertising, we believe we are well-positioned to capture more of their spend. Our leadership in ad viewability, optimizing creatives and measuring outcomes and our ability to optimize outcomes with machine learning positions us favorably in performance advertising. From launch three years ago, our performance advertising business is now a significant driver of our growth.

Continue to Innovate Our Solutions While Accessing New, Quality Supply Sources. We intend to extend our inventory sources and gain exposure to large and high-growth segments of digital advertising, including:

•

Connected TV (CTV): We are investing in new technologies to capture the ongoing shift of ad budgets from linear TV to CTV. We believe our premium positioning, strong legacy in brand awareness advertising, existing partnerships with customers and publishers and an end-to-end digital advertising platform is uniquely aligned with CTV and will allow us to enter the segment more easily and with a strong, differentiated positioning.

•

Mobile Apps: The mobile in-app ad market represents a compelling and complementary inventory source for us to provide to our customers. We believe we can leverage our premium positioning to secure app-focused publishers who seek more premium demand. We believe we can also leverage our performance advertising capabilities and data science expertise to effectively compete in the performance heavy in-app ecosystem.

Pursue M&A to Create Value. Our industry is highly fragmented, with many undercapitalized players and point-solutions. We believe we are well-positioned to identify and acquire market share or new capabilities as the industry consolidates to fewer, more scaled platforms.

Our Customers and Partners

We have an attractive, diversified customer base of advertisers and agencies and a partner base of publishers that is global and loyal. Our customer and partner relationships, supported by our leading solutions, have driven significant growth in our business. As of March 31, 2021, we worked with about 3,100 publishers and as of December 31, 2020 approximately 2,000 customers, defined as advertising agencies and advertisers who spend a minimum of $1,000 annually with us.

Advertisers and Agencies. Our advertiser and agency customers access our solutions directly through our platform and indirectly through third-party DSPs. We serve some of the most iconic global brands across a variety of industries that include retail, consumer packaged goods, automotive, technology, luxury and others. In most cases, our advertiser customers access our solutions through their advertising agencies. We have deep, collaborative relationships with the major agency holding companies such as Publicis, WPP, Omnicom, Vivendi’s Havas, IPG and Dentsu and most of their subsidiary agencies across the globe. For the largest and most strategic advertisers, we maintain direct relationships through joint business partnerships pursuant to which we provide additional value added services. We work collaboratively with their agencies to serve these partnerships. We also maintain long-term relationships with leading DSPs such as The Trade Desk, Google’s Display and Video 360, whom some of our agency and advertiser customers leverage to access our platform.

We believe our customers continue to choose us due to our scale and reach, high-quality ad placements and integrated technology platform. Among our customers who spent more than $150,000 in the year ended December 31, 2020, which accounted for 80% of our revenue, we experienced 6% churn. Our Gross Customer Retention Rates were 94% for each of the years ended December 31, 2019 and December 31, 2020. Large customers who spend more than $1 million of annual revenue with us represent a significant portion of our total revenue, contributing approximately 59% to our total revenue for the year ended December 31, 2020. We have almost doubled the number of large customers from 2017 to 2020 and have grown the revenue from our large customers at a CAGR of 33% from 2017 through 2020. No customer represented more than 5% of our revenue in either the year ended December 31, 2019 or the year ended December 31, 2020, demonstrating the dispersion of our customer base. We have approximately 2,000 customers who spend at least $1,000 per year with us.

Publishers. We have relationships with about 3,100 publishers globally, representing over 15,000 web and app properties, giving advertisers access to 1.9 billion unique monthly users (as of April 2021). Over 80% of our publisher partners are exclusive to us for their in-article video placements. Most of our publisher contracts are two years in length and on an auto-renewal basis.

Unique Monthly Users* Per Region (as of April 2021)

*

Monthly unique visitors are unduplicated visitors to all of our publishers’ websites per month, where visitors to all of our publishers’ websites are de-duped across all websites within a calendar month.

The geographic breakdown of the end-users on our publisher partner properties is highly diverse with 14% from North America, 22% from EMEA, 45% from Asia Pacific and 15% from South America. In total and as of April 2021, we reached 1.9 billion unique monthly users that includes 87% of internet users in North America, 86% of users in Latin America, 87% of users in Western Europe, 26% of users in Central & Eastern Europe, 15% of users in the Middle East & Africa, and 78% of users in Asia Pacific (excluding China). We created tremendous value for our publisher partners over many years, helping them monetize their valuable digital ad inventory. This has driven a highly attractive Publisher Retention Rate of approximately 99% for the year ended December 31, 2020.

Our Advertiser Customers

Our advertiser customers consist of premium brands and include a wide range of companies. We also serve the largest advertising agencies and help best serve their brand customers. Given the power of video advertising, these advertisers and agencies look to us to promote their brands and increase consumer engagement.

The following case studies provide examples of how our advertisers are using and have benefitted from our platform.

Adidas

Adidas is a German multinational corporation that designs and manufactures shoes, clothing and accessories. It is the largest sportswear manufacturer in Europe.

Adidas was looking to improve the average user exposure time (viewability) of its brand video ads and to drive incremental, quality traffic to its ecommerce website. Adidas partnered with Teads to leverage its highly-viewable branding ad formats as well as its traffic acquisition solutions across brand safe, premium publisher inventory.

According to Adidas, Teads outperformed Adidas’ quality KPIs for branding in terms of viewability and brand safety. Through Teads’ traffic acquisition solution, Adidas consistently brought above-benchmark incremental quality traffic as well as providing significant cost savings.

Adidas has renewed its global joint business partnership with Teads for 2021, the fourth consecutive year.

Danone

Danone is a leading multi-local food and beverage company building on health-focused and fast-growing categories in three businesses: Essential Dairy & Plant-Based products, Waters and Specialized Nutrition.

After having worked with Teads’ advertising solutions in several countries, Danone was looking to expand its collaboration with Teads across a wider geographic footprint. Danone’s need for quality, brand safe advertising inventory, as offered by Teads, became even more relevant during 2020 as industry and consumer sensitivities around social media were heightened.

Danone chose Teads as a key partner shifting investment in multiple markets globally, leveraging not only the quality inventory, but creative studio optimizations, and custom audience targeting to ensure alignment with Danone’s previously identified high-value audience groups.

Not only did Teads deliver against the primary campaign KPIs but moved the needle considerably for brand lift and sales lift metrics. In a recent campaign for one of Danone’s dairy brands, Teads generated 2.8 times return on advertising spend, as measured by a leading industry third party.

Teads is now established as a global strategic media partner for Danone for the second year in a row.

Nissan

Nissan is a global car manufacturer that sells a full line of vehicles under the Nissan, INFINITI and Datsun brands.

Nissan has been activating media campaigns with Teads across a number of countries for several years but the challenges of the COVID-19 crisis brought the two companies to work more closely together. During the second quarter of 2020, Nissan Europe’s dealerships were shut by local lockdown restrictions in its key markets. As dealerships reopened several months later, Nissan aimed to reactivate its communication with an impactful advertising campaign in an economic context where every penny needed to work to the fullest.

After carefully reviewing various options, Nissan chose Teads as the key digital media partner for its European Fight Back plan based on Teads’ ability to cost-effectively deliver on KPIs. In addition to Teads’ quality media inventory, Nissan also leveraged Teads’ creative optimization and custom audience capabilities. The campaign was efficiently run across key European markets using Teads’ self-serve buying interface, Teads Ad Manager.

According to Nissan, the campaign over-delivered versus the media KPI’s in all key markets and provided significant cost savings versus Nissan advertising cost benchmarks. Additionally, according to Nissan, the campaign contributed to Nissan Europe exceeding its overall automotive sales target during the period. As a result of its performance in the European Fight Back plan and previous successes, Teads has now expanded the scope of its partnership in many more markets globally and is a key strategic partner.

Our Publisher Customers

Our globally diverse publisher customers range from the largest, most premium publisher brands to small- and medium-sized publishers, and include traditional print (newspaper and magazines) publishers, broadcast and cable television networks, digital media companies and other media conglomerates. Given the accelerated shift of content consumption towards digital platforms, all of these publishers are reliant on digital advertising to grow and diversify their monetization strategies.

The following case studies provide examples of how our publishers are using and have benefitted from our platform.

VICE Media Group

Partner since: 2016

VICE Media Group (“VMG”) is one of the world’s largest independent youth media companies with offices in 35 cities around the world, reaching over 380 million consumers worldwide. VMG has five key business units which generate a diverse array of revenue streams: Vice Digital, which includes multi-platform properties such as Vice.com and Refinery29, Vice News, Vice TV, Vice Studios and VIRTUE.

Given the global presences of both VMG and Teads, the companies have had various local partnerships across their offices, including the UK and Japan, dating back to 2016. VMG started working with Teads to increase its video advertising inventory and monetization by implementing outstream video ad formats in its article pages. In 2018, VMG consolidated its local relationships with Teads into a global strategic partnership, whereby Teads provided a multi-year revenue guarantee on VMG’s web properties across the Americas, Europe and Asia, while VMG used our Teads for Publishers platform to enable its own direct sales of outstream video. According to VMG, today, Teads is one of VMG’s top third-party ad demand partners. VMG continues to not only leverage Teads as its exclusive outstream video partner, but also expanded usage of Teads technology to both video and display formats, campaign reach extension and in-app monetization with Teads Mobile SDK (software development kit).

Tribune Publishing Company, LLC

Partner since: 2016

Tribune Publishing Company (“Tribune Publishing”) is one of the largest local media publishers in the US. Headquartered in Chicago, Tribune Publishing operates both print and digital properties in eight markets including the Chicago Tribune, New York Daily News, The Baltimore Sun, and Orlando Sentinel, among other local titles, as well as The Daily Meal in the food category. Across its digital properties, Tribune Publishing generates revenue from both advertising and subscriptions.

In 2016, Tribune Publishing initially started using Teads technology in order to grow its viewable video inventory across its digital web properties. Prior to partnering with Teads, Tribune Publishing had limited video supply and was searching for a seamless and user-friendly path to grow its video inventory. According to Tribune Publishing, via an exclusive outstream video partnership, Teads became a top monetization provider for Tribune Publishing through a multi-year revenue guarantee, and helped Tribune Publishing grow its video inventory 10 times while also expanding Teads integration to its mobile app portfolio by 2019. Tribune Publishing now empowers its entire agency and programmatic sales team with our Teads for Publishers platform, which includes a unique set of interactive display and video products for its own direct sales efforts.

Condé Nast

Partner since: 2015

Condé Nast is a global media company, home to iconic brands including Vogue, The New Yorker, GQ, Glamour, AD, Vanity Fair and Wired, among many others. The company’s award-winning content reaches 84 million consumers in print, 367 million in digital and 379 million across social platforms, and generates more than 1 billion video views each month. With its rich content and sought-after audiences, Condé Nast employs multiple revenue streams across advertising, licensing, agency solutions and events, among others.

With a global presence across 32 markets, Condé Nast has multiple partnerships with Teads offices around the world. Starting in 2015, Teads UK partnered with Condé Nast Britain, which owns a number of properties with a global audience, including Vogue, GQ and Glamour, among others. It was important for Condé Nast Britain to find an advertising monetization solution that could support its worldwide traffic, so it engaged Teads as a global revenue guarantee partner and exclusive outstream video provider across Condé Nast Britain’s web properties beginning in 2018. Condé Nast Britain is also a regular user of our Teads for Publishers platform to deliver a large number of its programmatic campaigns on a frequent basis and create custom ad creatives in Teads Studio.

Le Point Communication

Partner since: 2016

Founded in 1972 and based in Paris, Le Point is a premier weekly magazine publisher focused on news and politics in France. With hundreds of thousands of consumers accessing both print and digital versions of the magazine, Le Point depends on both subscriptions and advertising for revenue.

Le Point first partnered with Teads as an advertising monetization partner for outstream video on its online article pages in 2016. The magazine’s readers trust and are loyal to the brand due to the quality of the content.

Le Point chose Teads natively-positioned, in-article formats as they met those same quality standards. Le Point ultimately entered into a strategic partnership with Teads in 2018, choosing Teads as its exclusive outstream video partner and securing a multi-year, cross-platform revenue guarantee.

Le Point extended Teads monetization capabilities into its mobile in-app environment by integrating the Teads SDK (software development kit), which provided both video and display revenue and excellent performance, while ensuring GDPR-compliance and the same best-in-class user experience as on the web.

Our Go-to-Market Strategy

As a global, curated end-to-end advertising platform, our go-to-market strategy focuses on both increasing our advertiser and agency customer base and spend and on increasing our inventory with leading publishers.

On the advertiser end of our business model, we operate a two-pronged approach that targets both brands and their media planning and buying agencies. We manage relationships with our large, strategic advertisers through our strategic accounts team, who secure new strategic advertiser partners as well as grow existing ones. The strategic accounts team offers a range of in-house consultative services for our largest advertisers, including an account strategist to advise on how to leverage the Teads product portfolio, creative consultancy to help maximize campaign effectiveness, data consultancy to improve an advertiser’s targeting strategy and research and insights services to measure campaign effectiveness. We believe that the value we add to our most strategic customers through our consultative approach has a positive impact on average spend per customer and on customer retention.

In addition to our direct relationships with advertisers, we are also deeply integrated into the agency ecosystem. We have long-standing relationships with the big six holding companies, namely Publicis, WPP, Omnicom, Vivendi’s Havas, IPG and Dentsu as well as a range of smaller agencies. We employ a combination of global and local account management in order to manage our relationship with the agencies. Unlike the Walled Gardens, we employ a highly collaborative approach on client partnerships with agencies. Finally, we have master service agreements in place with all holding companies for our proprietary buying interface, Teads Ad Manager, which was the preferred interface for our customers to access our inventory during the year ended December 31, 2020. These agency partnerships provide us efficient centralized management of smaller advertisers who mostly leverage these agencies to manage their advertising spend.

In addition, we also deploy a team exclusively focused on partnerships with DSPs, called our demand development team. Some of our agency and advertiser customers leverage DSPs to access our platform and supply. The demand development team manages our partnership agreements, integrations and product modifications and upgrades with DSPs and troubleshoots any issues with demand flow.

On the other end of our business model, we manage our relationships with publishers via our publisher management team, which secures, manages and retains our partnerships with all of our publisher partners, including negotiating exclusive contracts. We have locally-based publishing teams in all 26 markets in which we operate. Few companies can claim the ubiquitous local presence we have to manage premium publishers. Our ability to have close, local relationships helps us to secure and retain the world’s best publishers, which we consider one of our unique strengths.

Our Competition

Our industry is highly competitive and we have peers of varying sizes and ranges of establishment. On the demand side, we both compete and work with DSPs including The Trade Desk, and on the supply side, we compete with sell-side advertising platforms including Magnite and Pubmatic. As an integrated player, we also compete with players who have full stack solutions, including Xandr, Verizon, Google and Taboola. Additionally, we, along with other players in the Open Web, compete with the Walled Gardens. We believe our unique differentiation of providing quality at scale through an end-to-end platform positions us well to succeed. We constantly monitor the industry to understand what our peers are executing and how we can deliver a superior all-encompassing offering.

Our competitive advantages include:

•	global scale;

•	end-to-end technology solution across the value chain;

•	innovation;

•	independence/customer alignment;

•	guaranteed outcome pricing;

•	tenure of customer relationships;

•	exclusive publisher partnerships and premium inventory; and

•	data assets including cookieless solution.

Technology and Development

Our ability to compete depends in large part on our continuous commitment to technology and development and our ability to rapidly introduce new technologies, features and functionality. Our technology and development team is responsible for the design, architecture, testing and quality of our technologies/solutions. We focus our efforts on enhancing our existing technologies/solutions and developing new technologies/solutions for our customers and publishers.

Our technology and development teams are primarily located in Montpellier (France), Paris (France) and Bucharest (Romania). Our technology and development personnel are highly credentialed—78% of the personnel have advanced engineering degrees. As of March 31, 2021, we had 123 employees engaged in technology and development.

Technology and development expenses were $14.9 million and $16.0 million for the fiscal years ended December 31, 2019 and December 31, 2020, respectively, and $3.9 million for each of the three months ended

March 31, 2020 and March 31, 2021, respectively, and we intend to increase our investments in technology and development in the future to support the developments of new technologies, features and functions for our solutions.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws in the U.S. and other jurisdictions, as well as license agreements and other contractual provisions, to protect our proprietary machine learning algorithms. We also rely on a number of international and domestic registered, pending and common law trademarks to protect our brand.

As of June 15, 2021, we had 109 registered trademarks and 17 pending trademark applications worldwide.

In addition, we seek to protect our intellectual property rights by requiring our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Despite our efforts to protect our technology and proprietary rights through intellectual property rights, licenses and other contractual protections, unauthorized parties may still copy or otherwise obtain and use our software and other technology. In addition, we intend to continue to expand our international operations, and copyright, trademark, trade secret and other intellectual property protection may not be available or may be limited in foreign countries. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, many companies in the technology advertising industry own large numbers of patents, copyrights and trademarks and may threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We may face in the future allegations that we have infringed the intellectual property rights of third parties. See “Risk Factors—Risks Related to Our Business—We may incur liabilities for which we are not insured, and may suffer reputational damage in connection with certain claims against us.” for additional information.

Privacy and Data

There is an increasing awareness of how Internet user data is being leveraged to target ads, resulting in a growing number of privacy laws and regulations being established globally, including the GDPR in the European Union. We believe these trends will continue locally and globally. There have also been a growing number of consumer-focused non-profit organizations and commercial entities advocating for privacy rights. These institutions are enabling Internet consumers to assert their rights over the use of their online data in advertising transactions, a trend which we support.

The digital advertising landscape must continue to adapt to these trends and incorporate awareness of consumer privacy and compliance with regulatory authorities. For example, publishers, and their downstream supply and demand partners, are required to obtain unambiguous consent from European Union data subjects to process their personal data. Further, the European Union is currently in discussions to replace the ePrivacy Directive (commonly called the “Cookie Directive”) with an ePrivacy Regulation that governs the use of technologies that collect, access and store consumer information and may create additional compliance burdens for us in Europe. Other jurisdictions have enacted legislation that closely tracks the concepts, obligations and consumer rights described in the GDPR, including, among others, Brazil’s General Data Protection Law, the Canadian Personal Information Protection and Electronic Documents Act and Thailand’s Personal Data Protection Act. Some jurisdictions, including Russia and China, have in recent years enacted data localization laws, which require any personal information of citizens of those jurisdictions to be stored and processed on servers located in those jurisdictions. Such laws are gaining momentum and are being enforced by local authorities.

Also, as part of the European Digital Strategy, Shaping Europe’s Digital Future, it was announced that the European Commission would upgrade the rules governing digital services in the European Union. The European Commission proposed two legislative initiatives: the Digital Services Act and the Digital Markets Act. The Digital Services Act and the Digital Markets Act have two main goals: (i) to create a safer digital space in which the fundamental rights of all users of digital services are protected and (ii) to establish a level playing field to foster innovation, growth and competitiveness, both in the European single market and globally. This proposed legislation, both in the European Union and in other jurisdictions around the world, could expose businesses like ours to more onerous regulations and expansive liability. For instance, the Digital Services Act intends to limit or remove protections afforded to us under the eCommerce Directive. While the scope and timing of such proposed legislation are currently uncertain, if enacted and applied to our business, we may be required to expend significant amounts of time and resources to comply with such legislation, which may adversely affect our business.

In addition to legal and policy requirements, participants in the digital advertising supply chain were encouraged to agree upon technical specifications to collect and transmit detailed records of consent (or an alternative basis for the processing of personal data) and the purposes of that data processing. This demand resulted in widespread adoption of the Interactive Advertising Bureau (“IAB”) Transparency & Consent Framework 2.0 (“TCF”) in August 2020. Prior to the TCF, dueling technical standards resulted in industry-wide confusion following adoption of the GDPR.

Over the years, Apple has greatly limited the use of third-party cookies within its web browser (“Safari’s Intelligent Tracking Prevention”) and recently announced the decision to make the app-based IDFA opt-in by consumers rather than opt-out. Google has also announced its intention to deprecate third-party cookies in 2022 and provide alternative solutions for audience targeting and tracking. Google and Apple are leading an active industry dialogue to deliver the next wave in privacy compliant advertising solutions. We believe that the cookie landscape will continue to evolve and it is critical to understand what this could mean for advertisers. Teads has proactively developed cookieless solutions in anticipation of these changes and we believe we are well-positioned to not only comply with the changes but also benefit from additional spend shifted to us from other suppliers who are not ready with alternative solutions. See “Risk Factors—We, our customers and our publisher partners are subject to laws and regulations globally, including those related to data privacy, data protection, information security, consumer protection across different markets where we conduct our business, including in the U.S. and Europe, and industry requirements and such laws, regulations and industry requirements are constantly evolving and changing. Our actual or perceived failure to comply with such obligations could have an adverse effect on our business, results of operations and financial condition.” for additional information.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights, employment discrimination and breach of contract. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, reputational impact and other factors.

Facilities

Our corporate headquarters are located in Amsterdam, the Netherlands. Since mid-March 2020, all headquarter personnel have been working remotely. We also maintain regional offices in the countries of our operation for regional sales and marketing, technology and development and customer support personnel. We maintain data center co-location facilities in northern Virginia, Dublin and Tokyo. We believe that our current facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Culture, Employees and Human Capital Management

Our culture and our team are the most important asset in building and expanding our business. We have built our culture around the success of our customers, our partners, our employees and our investors. We have carefully recruited, selected and developed employees who are highly focused on delivering success for our customers. This strategy is a crucial element of our hiring and evaluation processes throughout all departments. We believe this approach produces high levels of both customers’ and publishers’ success and employee engagement.

Our people strategy revolves around creating employee experiences that foster deep employee engagement built upon personal development and achievement that is supported by continuous feedback, learning and team building. Our steadfast focus on driving employee engagement has resulted in increasing employee retention rates (approximately 88% annualized voluntary employee retention through the end of 2020) and average global tenure (3.3 years as of December 31, 2020). We have achieved these results by delivering custom learning programs and creating opportunities for advancement that align with the dynamic needs of our business. Our practice of open and transparent communication coupled with a performance-based approach to compensation has created a culture in which employees feel empowered in their ability to influence and impact our business and be rewarded for their efforts.

In 2020, we had an average of 803 full-time employees throughout the year.

Our employees are primarily located in the U.S., the United Kingdom, Europe and Asia Pacific. From time to time, we also utilize independent contractors, brokers and consultants. None of our employees are represented by a labor union or are a party to a collective bargaining agreement and we consider our relationship with our employees to be strong.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of the completion of our corporate reorganization, which will occur prior to the closing of this offering. The term of office of our directors is set by the general meeting and the first terms of office of each director expires on the date specified in the table below. The business address for our directors and executive officers is Danzigerkade 15B, 1013 AP Amsterdam, the Netherlands.

Name	Age	Position	Term of Appointment

Executive Directors
Pierre Chappaz	62	Founder and director	4 years
Bertrand Quesada	44	Co-Founder, Chief Executive Officer and director	3 years

Non-Independent Non-Executive Directors
David Drahi	26	President and director	4 years
Graziella Drahi	28	Director	4 years
Dexter Goei	49	Director	3 years
Malo Corbin	37	Vice President and director	4 years
Natacha Marty	47	Director	3 years
Tal Granot-Goldstein	44	Director	3 years

Independent Non-Executive Directors
Jurgen van Breukelen	52	Chairman and director	4 years
Mark Mullen	56	Director	3 years
Raymond Svidor	58	Director	3 years

Non-Director Executive Officers
Jeremy Arditi	38	Chief Commercial Officer
Caroline Barbery	46	Chief Financial Officer
Jim Daily	39	Global President
Gilles Moncaubeig	44	Co-Founder and Chief Product Officer
Eric Pantera	39	Chief Technology Officer
Eric Shih	43	Chief Supply Officer
Todd Tran	46	Chief Strategy Officer
Ines Quesada	45	Chief People Officer
Meg Runeari	36	Chief Experience Officer
Rémi Cackel	34	Chief Data Officer

Our Directors

Pierre Chappaz
Founder and director

Pierre has served as a director of the Company since 2021. Pierre has years of experience in marketing and technology. Pierre has worked in different marketing and communications roles for Toshiba, Legent (now part of Computer Associates) and IBM Europe before founding Kelkoo (a leading comparison shopping web service) in 1999 and selling it to Yahoo! in 2004. He teamed up with Bertrand Quesada approximately 15 years ago to found the company that became Teads. Pierre leads our Innovation, Technology and Finance functions at Teads. Pierre graduated from prestigious Ecole Centrale de Paris (France). He likes to be called “The Coach”.

Bertrand Quesada

Co-Founder, CEO and director

Bertrand has served as a director of the Company since 2021. Bertrand has spent the last 20 years founding and growing international advertising technology companies. Approximately 15 years ago, Bertrand joined forces with Pierre Chappaz to found the company that became Teads. In 2017, Bertrand was named the Most Liked Advertising CEO in the industry by Business Insider. Previously, he was Director of Business Development at Espotting, which pioneered pay-per-click search engine advertising in Europe. Bertrand holds a bachelors of science in Business Administration from KEDGE Business School in Bordeaux, France.

David Drahi

President and director

David has served as a director of the Company since 2021. David joined Altice USA, Inc. as a director in 2019 and the Altice group as a manager in 2021. Previously, he worked at Cabovisao, formerly owned by the Altice group, and Icart, a former subcontractor of the Altice group. David holds a BSc in Physics at Ecole Polytechnique in Lausanne, Switzerland, an MSc in Optics and Photonics from the Imperial College of London and a DPhil in Atomic and Laser Physics from the University of Oxford. His research covered the fields of Quantum Optics and Quantum Cryptography.

Graziella Drahi

Director

Graziella has served as a director of the Company since 2021. Graziella currently serves as the Head of Mobile for Altice USA, Inc. Prior to this, Graziella gained operational and corporate financial knowledge in telecommunication via diverse roles, such as: Financial Controller at Altice USA, Inc. and Business Controller for Altice Management International. Graziella also gained financial experience at Morgan Stanley London and Deloitte Israel. Graziella holds a bachelor’s degree from IDC Herzliya in Business & Administration.

Dexter Goei

Director

Dexter has served as a director of the Company since 2021. Dexter joined Altice USA, Inc. (which includes the Optimum and Suddenlink branded digital cable television, high-speed Internet, voice, WiFi and data products and services) as the Chairman and Chief Executive Officer in 2016. He currently serves as the Chief Executive Officer of Altice USA, Inc. He was previously the Chief Executive Officer and the President of the Board of New Altice Europe’s predecessor. Prior to joining the Altice group, he spent 15 years in investment banking with first JP Morgan and then Morgan Stanley (as the Co-Head of Morgan Stanley’s European TMT Group when he left Morgan Stanley to join the Altice group in 2009) in their Media & Communications Group in New York, Los Angeles, and London. Dexter holds a BS (cum laude honors) in Foreign Services (in International Economics major) from the Edmund A. Walsh School of Foreign Service at Georgetown University.

Malo Corbin

Vice-President and director

Malo has served as a director of the Company since 2021. Malo joined the Altice group in 2015 and currently serves as the Chief Financial Officer of New Altice Europe. Previously, he was the Finance Director for New Altice Europe’s predecessor and the Chief Controlling Officer and Vice President M&A for the Altice group. Before joining the Altice group, he was Vice President in the Telecom & Technology Group of Lazard covering Europe, the Middle East and Africa. Malo is a graduate from Ecole Centrale Lyon.

Natacha Marty

Director

Natacha has served as a director of the Company since 2021. Natacha is currently an Executive Director, the General counsel and the Company Secretary of New Altice Europe. Prior to joining the Altice group in 2015, she worked as an associate at Freshfields Bruckhaus Deringer and a counsel at Davis Polk & Wardwell, where she contributed to founding the firm’s French law practice. Natacha has a strong international background, having worked in Paris, London, Geneva and New York over the past 22 years. She developed significant expertise in corporate governance, equity and debt capital markets and credit transactions, and has extensive experience in cross-border merger and acquisition transactions. Natacha holds an Master in Law from the Université Panthéon Assas - Paris II.

Tal Granot-Goldstein

Director

Tal has served as a director of the Company since 2021. Tal has 20 years of experience in the telecommunications market and has served as the Chief Executive Officer of the HOT Telecommunication group since 2015. Prior to this appointment, she was the Deputy Chief Executive Officer and B2C Manager of the HOT Telecommunication group. Tal has also served as Chief Executive Officer of an integration company and, prior to that, as Vice President of Human Resources and Operations and Management at 012 Golden Lines.

Jurgen van Breukelen

Chairman and director

Jurgen is expected to join our board upon closing of this offering. Jurgen currently serves as an independent non-executive director and the Chairman of the board of New Altice Europe. He is also a member of the Supervisory Board of Urus Group LLC, member of the Supervisory Board of Damen Shipyards Group N.V. and a director of the VEUO (Vereniging van Effecten Uitgevende Organisaties). In addition, he is a Senior Advisor with private equity firm Permira and investment bank PJT Partners, and is a member of the Advisory Board of the Rotterdam School of Management, Erasmus University Rotterdam. During his professional career, he has acted as the CEO and Country Senior Partner of KPMG in the Netherlands and held a number of senior executive roles at KPMG International, including serving on the Global Executive Team and Global Board of KPMG, where he chaired KPMG’s Global Quality & Risk Committee. In the past, he has been a member of the Supervisory Board of Princess Maxima Centre for Pediatric Oncology in the Netherlands, the Supervisory Board of Stichting Alzheimer Nederland, and was the chairman of the Supervisory Boards of Van Gansewinkel Groep B.V. and Bosal Nederland B.V. Jurgen holds a Master’s degree in Business Economics at the Erasmus University in Rotterdam and has served as a lieutenant in the Royal Dutch Army.

Mark Mullen

Director

Mark is expected to join our board upon closing of this offering. Having joined Altice USA, Inc. as a director in June 2017, Mark currently serves as the Chairman of the Audit Committee and a member of the Compensation Committee of Altice USA, Inc. He is also the Co-Founder and Managing Director of Bonfire Ventures, founded in 2017, and the Managing Partner of Double M Partners, founded in 2012. Mark also founded Mull Capital in 2005. Previously, he served as the COO of the City of Los Angeles (Economic Policy) and Senior Advisor to the then-Mayor Antonio Villaraigosa where he oversaw several of the City’s assets, including the LA International Airport, LA Convention Center, and the Planning and Building & Safety Departments. Additionally, from 1993 to 2010, Mark ran the international M&A and private equity group for Daniels & Associates, an investment bank focused on the cable TV, telecom and broadband industry, and which was acquired by RBC Capital Markets in 2007. Mark holds a BSBA (cum laude honors) from the University of Denver and an MBA in international business from the Thunderbird School of Global Management.

Raymond Svider

Director

Raymond is expected to join our board upon closing of this offering. Having joined Altice USA, Inc. as a director in June 2017, Raymond serves as the Chairman of the Compensation Committee and as a member of the Audit Committee of Altice USA, Inc. He is also the Chairman and a Partner of BC Partners. Over the years, Raymond has participated and led investments in a number of sectors including TMT, healthcare, industrials, business services, consumer and retail. He is currently the Chairman of the board of Chewy (NYSE “CHWY”), non-executive Chairman of PetSmart, Chairman of the Advisory Board of The Aenova Group, and also serves on the boards of GFL Environmental (NYSE/TSX “GFL”), Intelsat (NYSE “I”), Navex Global, GardaWorld, Presidio, Cyxtera Technologies and Appgate. Previously, he served as a director of Accudyne Industries, Teneo, Office Depot, Multiplan, Unity Media, Neuf Cegetel, Polyconcept, Neopost, Nutreco, UTL and Chantemur. Raymond holds an MBA from the University of Chicago and an MS in Engineering from both Ecole Polytechnique and Ecole Nationale Supérieure des Télécommunications in France.

Our Executive Officers

Jeremy Arditi

Chief Commercial Officer

Jeremy joined Teads in 2011 and currently serves as Chief Commercial Officer. Jeremy has over 14 years of experience in the digital media industry and was a co-founder of Happyapps, a digital advertising platform acquired by Teads. He began his career in the investment banking division of Morgan Stanley in New York. Jeremy holds a bachelors of science in Foreign Affairs from Georgetown University.

Caroline Barbery

Chief Financial Officer

Prior to joining Teads in 2013, Caroline worked in Corporate Investment Banking for major European banks (Fortis BNP Paribas and Natixis) for several years. In 2008, Caroline decided to combine her passion for finance and Asia by joining a French family office, Jaccar, owning funds and participations in several Asian countries. She is also an Independent Board Member and Chairman of the Audit Committee of Lafuma. Caroline holds a masters in Banking & Finance from University Paris V and a masters in Finance from ESCP Business School.

Jim Daily

Global President

Jim joined Teads in 2013 as employee number one in the Americas and currently serves as Global President/CEO North America. He started the business from a coffee shop in Brooklyn and has grown it into a powerhouse in the North American Ad Tech sector. Jim has 15 years of digital advertising experience and is an expert in video, display, branded entertainment, data and programmatic. He is very active in the North American advertising community and sits on a number of boards, including the Mobile Marketing Association. Jim holds a bachelors of science in hospitality management from Boston University.

Gilles Moncaubeig

Co-Founder and Chief Product Officer

Gilles joined Teads in 2010 and currently serves as Chief Product Officer. Before joining Teads, Gilles co-founded the leading European blogging platform OverBlog (now owned by Webedia Group) in 2004. He has 17 years of experience in digital media and advertising technologies. Gilles holds a Master of Science in Engineering from INSA Toulouse, France.

Eric Pantera

Chief Technology Officer

Eric joined Teads in 2016 and currently serves as Chief Technology Officer. Eric has 17 years of experience in managing large-scale engineering operations, starting at Octo Technology (now owned by Accenture) as software architect for the media industry, while developing a patent to reduce standby power consumption of TV devices (now owned by Watt&Co). He was also CTO of the Europe’s largest professional social network platform, Viadeo. Eric holds a Master’s degree in Computer Science from EPITA Paris, France.

Eric Shih

Chief Supply Officer

Eric joined Teads in 2014 and currently serves as the Chief Supply Officer. Eric has more than 15 years of digital media business development, monetization and strategy experience. Prior to joining Teads, Eric held digital business development positions at Scripps Networks, A&E Networks and Fuse.

Todd Tran

Chief Strategy Officer

Todd joined Teads in 2015 and currently serves as Chief Strategy Officer. Todd started his career at Bain & Company as a strategy consultant. Prior to joining Teads, his 20-year career in digital advertising included serving as Apple’s iAd EMEA General Manager, Managing Director of International of Millennial Media (now owned by Verizon Media) and EMEA Managing Director of WPP’s mobile advertising agency Joule. Todd holds a bachelor’s of science in Business Administration from the University of California, Berkeley.

Ines Quesada

Chief People Officer

Ines joined Teads in 2015 and currently serves as Chief People Officer. Ines has over 20 years of experience in human resources and possesses a strong background in leading human resources for large companies. Prior to joining Teads, Ines was HR Director Wholesale EMEA for Quiksilver. Ines holds a Master of Human Resources Management from the University of Toulouse.

Meg Runeari

Chief Experience Officer

Meg joined Teads in 2015 and currently serves as Chief Experience Officer. Meg started her digital media career in 2010 at GOAL.com, purchased soon after she joined by Perform Media (now DAZN). As a Division I soccer player and captain at American University, Meg refined her leadership skills, and has spent 9 of her nearly 12 year digital media career managing multi-market teams. Meg is very active in the wider advertising community, specifically on topics of women and LGBTQ+ in technology. For her dedication, in February 2019, Meg received a Working Mother of the Year accolade from She Runs It, a leading organization promoting women’s roles in the advertising industry.

Rémi Cackel

Chief Data Officer

After an engineering degree at the University of Technology of Compiègne (France), and an MSc at Cranfield University (England), Rémi started his career in the travel advertising industry at Amadeus and Travel Audience, leading the creation and go-to-market of data solutions and personalization. Rémi joined Teads in 2017 to lead the creation of Teads data solutions and products. In his role of Chief Data Officer, he oversees the data strategy and lead regional and local data teams to support the most sophisticated needs from top clients and publishers.

Corporate Governance

Controlled Company

We intend to apply for listing of the Class A Shares on Nasdaq. Our parent company, Altice International, will control more than 50% of the voting rights in the Company following the closing of this offering through the Class B Shares, and, as a result, under Nasdaq current listing standards, we qualify for and intend to avail ourselves of the controlled company exception under the corporate governance rules of Nasdaq. We intend to take advantage of the controlled company exemption, but not the exemption for foreign private issuers. We reserve our right to change our mind on either exemption at any point. As a controlled company, we will not be required to have (1) a majority of “independent directors” on our board of directors; (2) a compensation committee and a nominating and governance committee composed entirely of “independent directors” as defined under the rules of Nasdaq; or (3) an annual performance evaluation of the compensation and nominating and governance committees. Notwithstanding our intention to take advantage of the controlled company exemption, we expect to have a compensation committee initially comprised solely of independent directors. However, there is no assurance that we will continue to do so. The controlled company exception does not modify the independence requirements for the audit committee, which require that our audit committee be composed of at least three members, a majority of whom will be independent within 90 days from the date of this prospectus and each of whom will be independent within one year from the date of this prospectus. Prior to the closing of this offering, our board of directors will set up an audit committee composed of three independent directors.

Board of Directors

Our articles of association provide that we have a one-tier board of directors, consisting of executive and non-executive directors. The number of directors of our board of directors shall be determined by our board of directors. Immediately prior to the closing of this offering, our board of directors will be composed of 11 members, with two executive directors and nine non-executive directors. Jurgen van Breukelen will serve as the Chairman of our board of directors.

See “Description of Share Capital—The board of directors” for additional information.

Committees of the Board of Directors

Upon closing of this offering, we will have an audit committee and a compensation committee.

Audit Committee

Upon closing of this offering, our audit committee will be comprised of Jurgen van Breukelen, Mark Mullen and Raymond Svider and chaired by Mark Mullen. We anticipate that our board of directors will determine that each of Jurgen van Breukelen, Mark Mullen and Raymond Svider is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act. In addition, we anticipate that each of the audit committee members meets the independence requirements for non-executive directors under the best practice provisions of the DCGC. The composition of our audit committee is consistent with the best practice provisions of the DCGC. We anticipate that our board of directors will determine that Jurgen van Breukelen is a “financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “—Our Directors.”

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with Nasdaq listing requirements and the rules of the SEC, and our audit committee will review the charter annually. The principal purpose of our audit committee is to oversee the accounting and financial reporting processes and audits of the Company and to assist our board of directors in discharging its oversight of, among other things:

•	annually reviewing and assessing the adequacy of the audit committee charter and the performance of the audit committee;

•	the independence, qualifications, appointment, compensation and performance of our external auditor and the pre-approval of all non-audit services;

•

reviewing the adequacy of our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	reviewing and approving or ratifying related-party transactions and policies related thereto;

•	our compliance with applicable legal and regulatory requirements and company policies;

•	meeting at least quarterly with our executive officers, internal audit staff and our external auditors in separate executive sessions; and

•

the recommendation for nomination by our board of directors for the appointment by our general meeting of an external auditor to audit the Dutch statutory board report, including its annual accounts (which include the standalone annual accounts and the consolidated annual accounts).

The audit committee will also have the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Compensation Committee

Upon closing of this offering, our compensation committee will be comprised of Jurgen van Breukelen, Mark Mullen and Raymond Svider and will be chaired by Raymond Svider. We anticipate that our board of directors will determine that each of Jurgen van Breukelen, Mark Mullen and Raymond Svider is independent for purposes of Nasdaq listing standards. Although our compensation committee will initially consist entirely of independent directors, as a “controlled company” we are not required to have an independent compensation committee and the composition of the committee may change in the future. We anticipate that each of the compensation committee members meets the independence requirements for non-executive directors under the best practice provisions of the DCGC. The composition of our compensation committee is consistent with the best practice provisions of the DCGC. For a description of the background and experience of each member of our compensation committee, see “—Our Directors.”

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the compensation committee consistent with Nasdaq listing requirements and the rules of the SEC, and our compensation committee will review the charter annually. The compensation committee’s purpose will be to assist our board of directors in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the compensation committee will include, among other things:

•	reviewing, at least annually, our executive compensation plans;

•	overseeing management succession planning;

•	evaluating and recommending compensation and performance criteria for compensation programs for our executive directors and executive officers; and

•	recommending compensation for our non-executive directors.

Code of Conduct

Prior to the closing of this offering, we will adopt a code of conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act. The code of conduct will set out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business.

If we make any amendment to the code of conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC.

A copy of our code of conduct will be posted on our website at teads.com. The information on our website is not part of this prospectus.

Our audit committee is responsible for reviewing and evaluating the code of conduct periodically and will recommend any necessary or appropriate changes thereto to our board of directors for consideration. The audit committee will also assist our board of directors with the monitoring of compliance with the code of conduct, and will be responsible for considering any waivers of the code of conduct (other than waivers applicable to our directors or executive officers, which shall be subject to review by our board of directors as a whole).

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas, including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of Chairman, Vice-Chairman, President and Vice-President of the board of directors, meetings, director access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation and management succession planning. Our board of directors, or a committee thereof, will review our corporate governance guidelines periodically. Additionally, our board of directors will adopt independence standards as part of our corporate governance guidelines.

A copy of our corporate governance guidelines will be posted on our website at teads.com. The information on our website is not part of this prospectus.

Diversity

Our commitment to diversity and inclusiveness is a defining feature of our culture. We recognize the importance and benefit of having a board of directors and senior management comprised of highly talented and experienced individuals having regard to the need to foster and promote diversity among directors and senior management with respect to attributes such as gender, ethnicity, cultural background and other factors.

Prior to the closing of this offering, we will adopt a diversity policy that promotes our commitment to diversity and that will set specific diversity targets and specify diversity aspects relevant for the Company, such as nationality, age, gender identity, background and expertise.

Teads Compensation

As a foreign private issuer, we will comply with home country compensation disclosure requirements and certain exemptions thereunder rather than the SEC disclosure requirements applicable to U.S. domestic issuers.

We were incorporated pursuant to the laws of the Netherlands as Altice Temp B.V. on May 14, 2021, were renamed Teads B.V. on July 2, 2021 and will be converted into a public company and renamed Teads N.V. prior to the closing of this offering. Since Teads B.V. did not yet exist in 2020, Teads B.V. did not have, and did not pay any compensation to, any executive officers or directors in 2020. The aggregate amount of compensation our key management (including executive officers and directors) received from our predecessors for service to manage our business for the year ended December 31, 2020 was approximately $5,249,614, including amounts set aside or accrued to provide pension, retirement or similar benefits to these individuals in this capacity. An aggregate of approximately $47,228,201 is anticipated to be paid as compensation (assuming payment of bonuses at 100% of target) and set aside for pension, retirement, or similar benefits to our directors and our executive officers for the year ending on December 31, 2021.

Our board of directors, upon a recommendation of the compensation committee, is authorized to determine the amount, level and structure of the remuneration of our executive officers who are not directors. Our general meeting determines the remuneration of our directors, both executive and non-executive directors, in accordance with our remuneration policy, which will be adopted by the general meeting prior to the closing of this offering and is described further below. Both our executive officers and our directors are eligible to receive equity awards under the 2021 SOP, which will be adopted by the board of directors and the general meeting prior to the closing of this offering and is described further below.

Remuneration Policy for Executive and Non-Executive Directors

The Teads N.V. Remuneration Policy for executive and non-executive directors (our “remuneration policy”) provides a policy and framework for the payment of executive and non-executive director compensation in accordance with Dutch law. The Company’s general meeting on the proposal of our board of directors, and based on a recommendation of the compensation committee, determines the amount, level and structure of the compensation packages of our directors in accordance with our remuneration policy. Under our remuneration policy, directors may be eligible for a mix of fixed and variable compensation components, including short and long-term incentives, fringe benefits, and pension arrangements. The remuneration of non-executive directors is generally based on fixed annual remuneration. Both executive directors and non-executive directors can be compensated with equity-based incentives, and the Company will reimburse both executive and non-executive directors for certain liabilities incurred as a result of performing their duties. Neither executive directors nor non-executive directors are eligible for any personal loans or guarantees under our remuneration policy.

Compensation of our Executive and Non-Executive Directors

Consistent with our decision to comply with home country compensation disclosure requirements and certain exemptions thereunder, the following table sets forth the compensation expected to be provided to each of our executive and non-executive directors for the year ending December 31, 2021, in accordance with our remuneration policy.

Name	Salary ($)(1)	Bonus ($)(1)	All Other Compensation ($)(1)	Total Compensation ($)(1)(2)
Executive Directors
Pierre Chappaz	155,442	20,698,536	18,912	20,872,891
Bertrand Quesada	583,594	20,852,767	25,730	21,462,091
Non-Executive Directors
Malo Corbin	45,750	—	—	45,750
David Drahi	61,000	—	—	61,000
Graziella Drahi	45,750	—	—	45,750
Dexter Goei	45,750	—	—	45,750
Tal Granot-Goldstein	45,750	—	—	45,750
Natacha Marty	45,750	—	—	45,750
Mark Mullen	61,000	—	—	61,000
Raymond Svider	55,917	—	—	55,917
Jurgen van Breukelen	70,735	—	—	70,735

(1)

Amounts in this table are shown in USD, and are calculated using an exchange rate of one euro to 1.22 USD, one Swiss Franc to 1.12 USD and one Pound Sterling to 1.35 USD, as applicable. Bonus amounts assume payout of 100% of target.

(2)

Consistent with home country compensation disclosure requirements and certain exemptions thereunder, this compensation disclosure does not include the value of equity awards that will be granted to our executive and non-executive directors. For information regarding equity awards to be granted to our directors, see “—Equity Awards of our Executive and Non-Executive Directors.”

Equity Awards of our Executive and Non-Executive Directors

Our executive and non-executive directors are eligible to receive equity awards in the form of stock options under the 2021 SOP, see “—Stock Option Plan” for further information regarding the 2021 SOP. Effective as of the closing of this offering, our executive directors will be granted stock options with an exercise price equal to the initial public offering price and with respect to the following number of Class A Shares: Pierre Chappaz (3.6778% of the number of Common Shares outstanding as of the closing of this offering); and Bertrand Quesada (1.8333% of the number of Common Shares outstanding as of the closing of this offering).

Share Ownership of our Executive and Non-Executive Directors

For information on the ownership of our directors in our Class A Shares, see “Principal and Selling Shareholders.”

Services Agreements

Each of the directors will have a services agreement with the Company. These services agreements will provide for a notice of termination period of one month, payment of certain out-of-pocket expenses in addition to the remuneration granted in their capacity as director and restrictive covenants, including covenants related to confidentiality and return of documents and property of the Company.

The directors may also have an employment or services agreement with the Company or another company within the Altice group.

Bonus Payments

Pierre Chappaz and Bertrand Quesada are in connection with their appointment as executive directors of the Company, each being granted a one-time bonus of $20.6 million by the Company pursuant to agreements entered into on July 5, 2021. These one-time bonuses will be paid by the Company in May 2022.

With respect to the one-time bonus of Pierre Chappaz, the Company will gross up the one-time bonus for all Dutch income taxes that will become due by him and all Dutch wage withholding taxes to be withheld by the Company on his behalf in connection with this bonus. Based on the Dutch maximum statutory progressive income and wage tax rate of 49.50%, the total amount to be paid by the Company in respect of Pierre Chappaz may be up to $41 million. The Company and Pierre Chappaz will file an application with the Dutch Revenue Service for the purpose of designating 30% of the appointment bonus as tax-exempt wages, which, if granted, may reduce the total amount of the cost with respect to the one-time bonus of Pierre Chappaz to no more than $35 million.

Stock Option Plan

Prior to the closing of the offering, the 2021 SOP will be adopted by our board of directors and our general meeting subject to the closing of the offering. Under the 2021 SOP, we may grant awards of stock options or other awards to officers, employees, consultants and directors. The purpose of the 2021 SOP is to enhance Teads N.V. and its subsidiaries’ ability to attract, retain and motivate persons who make (or are expected to make) important contributions to Teads N.V. and its subsidiaries and to further the best interests of the Company, its business and its stakeholders. A copy of the 2021 SOP is attached as an exhibit hereto and the following summary is qualified in its entirety by reference thereto.

Authority and Administration

The board of directors will have the full power and authority to make and amend grants to participants other than directors, subject to applicable law and the terms of the 2021 SOP. The Company’s general meeting on the proposal of our board of directors, and based on a recommendation of the compensation committee, will have the full power and authority to make and amend grants to directors. The board of directors and the general meeting may delegate (part of) their authority to a committee of the board of directors, which may be the compensation committee, or to one or more other persons (the board of directors or its delegate and, in the case of director awards, the general meeting or its delegate are referred to in this prospectus as the “Competent Body”).

Subject to applicable law and the terms of the 2021 SOP, the Competent Body may, among other things, determine: (i) the eligible participants; (ii) the number of Class A Shares subject to each award; and (iii) the terms and conditions of each award, including, without limitation, those related to term, permissible methods of exercise, vesting, cancellation, forfeiture, payment, settlement, exercisability, performance periods, performance targets, and the effect or occurrence, if any, of a participant’s termination of employment, separation from service or leave of absence with the Company or any of its subsidiaries or of a change of control of the Company. The Competent Body will administer the 2021 SOP upon the closing of the offering.

Limitation on Awards and Shares Available

The maximum aggregate number of shares that may be issued for all purposes under the 2021 SOP will be equal to 12.045 percent of the number of Common Shares outstanding as of the closing of this offering (the “Plan Limit”). Class A Shares issued pursuant to awards under the 2021 SOP may be either authorized and unissued Class A Shares, Class A Shares held by the Company in its treasury, or a combination thereof. The number of Class A Shares remaining available for issuance shall be reduced by the number of Class A Shares subject to outstanding awards and, for awards that are not denominated by shares, by the number of Class A Shares actually delivered upon settlement or payment of the award. For purposes of determining the number of Class A Shares that remain available for issuance under the 2021 SOP, the number of Class A Shares corresponding to awards under the 2021 SOP that are forfeited or cancelled or otherwise expire for any reason without having been exercised or settled or that are settled through the issuance of consideration other than Class A Shares (including, without limitation, cash) shall be added back to the Plan Limit and again be available for the grant of awards. In addition, (i) the number of Class A Shares that are tendered by a participant or withheld by the Company to pay the exercise price of an award or to satisfy the tax withholding obligations in connection with the vesting, exercise or settlement of an award and (ii) the number of Class A Shares subject to an option but not issued or delivered as a result of the net settlement of such option shall be added back to the Plan Limit and again be available for the grant of awards.

Awards

Awards under the 2021 SOP may consist of options or other awards. Any award may be granted singly or in combination or in tandem with any other award. Vesting criteria will be set with respect to each award granted under the 2021 SOP, which, depending on the extent to which the criteria are met, will determine the extent to which the award becomes exercisable or the number of Class A Shares or the amount of cash that will be distributed or paid out to the participant with respect to the award. An award’s vesting criteria may be based upon performance, including the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or provision of services). The terms and conditions of each award will be set forth in an award document. The award document will contain terms and conditions not inconsistent with the 2021 SOP and the resolution of the Competent Body to grant the award. The Competent Body may at any time following grant (i) accelerate the vesting, exercisability, lapse of restrictions, settlement or payment of any award, (ii) eliminate the restrictions and conditions applicable to an award or (iii) extend the post-termination exercise period of an outstanding award (subject to the limitations of Section 409A of the Code).

Participants may be granted the right to receive dividends or payments equivalent to dividends or interest with respect to an award, which payments can either be paid currently or deemed to have been reinvested in Class A Shares (to the extent compliant with applicable laws), and can be made in Class A Shares, cash or a combination thereof. No dividends or dividend equivalents will be paid with respect to options. In the event of a stock split, reverse stock split, stock dividend, recapitalization, reorganization, partial or complete liquidation, reclassification, merger, consolidation, separation, extraordinary stock or cash dividend, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase shares at a price substantially below fair market value, or any other corporate event or distribution of stock or property of the Company affecting the shares, the Competent Body will adjust the number and kind of shares authorized for issuance and the number and kind of shares subject to any outstanding award and the exercise price per share, if any, under any outstanding award in order to preserve in all material respects, but not increase, the benefits or potential benefits intended to be made available to participants under the 2021 SOP.

Stock Options

A stock option is the right to acquire Class A Shares at a fixed exercise price for a fixed period of time. Under the 2021 SOP, the Competent Body may grant nonqualified stock options and “incentive stock options” (as defined in Section 422 of the Code) pursuant to stock option agreements, determine the number of Class A Shares covered by each option and set the vesting schedule and exercise price of the Class A Shares subject to each option, which generally cannot be less than 100% of the fair market value on the date of grant to the extent necessary to comply with Section 409A of the Code. Stock options granted under the 2021 SOP will vest at the rate specified in the stock option agreements. A stock option granted under the 2021 SOP generally cannot be exercised until it becomes vested. No incentive stock option may have an exercise price that is less than 100% of the fair market value on the date of grant.

No incentive stock option may be issued to any individual who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries, unless (i) the exercise price is at least 110% of the fair market value on the date of grant of the Class A Shares subject to such incentive stock option and (ii) the incentive stock option is not exercisable more than five years from the date of grant. The aggregate fair market value of the Class A Shares, determined on the grant date, covered by incentive stock options, which first becomes exercisable by any participant during any calendar year, may not exceed $100,000. Any grants in excess of this limit shall be treated as nonqualified stock options.

The exercise price of the Class A Shares subject to each option may be paid, among other means, in cash or cash equivalents, by actual delivery or attestation to ownership of freely transferable Class A Shares already owned by the person exercising the stock option, a combination of cash and shares equal in value to the exercise price, through net share settlement or similar procedure involving the withholding of Class A Shares subject to the stock option with a value equal to the exercise price. In-the-money stock options may be required to be exercised automatically, with no action required on the part of a participant, using a net share settlement or similar procedure immediately (or shortly) before their scheduled expiration date where participants are precluded from using other methods of exercise due to legal restrictions or Company policy (including policies on trading in shares).

Other Awards

The Competent Body has the authority to establish the terms and provisions of other forms of awards that the Competent Body determines to be consistent with the purpose of the 2021 SOP and the interests of the Company. Such awards may be made subject to restrictions on transfer, vesting requirements or cancellation under specified circumstances.

Change in Control

In the event of a “change in control,” the Competent Body may take any action it deems necessary or desirable in its sole discretion with respect to any award that is outstanding, including, without limitation: (i) the acceleration of the vesting, settlement and/or exercisability of an award; (ii) the payment of a cash amount in exchange for the cancellation of an award; (iii) the cancellation of options without the payment of consideration therefor if the exercise price of such options equals or exceeds the price paid for a Class A Share in connection with the “change in control”; (iv) the cancellation of any unvested awards without the payment of consideration therefor and (v) the issuance of substitute awards that substantially preserve the value, rights and benefits of any affected awards.

Limited Transferability of Awards

A participant’s rights and interests under the 2021 SOP, including any award previously made to such participant or any amounts payable under the 2021 SOP may not be assigned, pledged, or transferred, except, in the event of the participant’s death, to a designated beneficiary in accordance with the 2021 SOP, or in the absence of such designation, by will or the laws of descent or distribution or, except in the case of an incentive stock option, pursuant to a domestic relations order. Subject to the terms of the 2021 SOP and applicable laws, rules and regulations, an award may be transferred for no consideration to a permitted transferee.

Amendment and Termination of the 2021 SOP

The board of directors may at any time terminate or, from time to time, amend, modify or suspend the 2021 SOP. No termination, amendment, modification or suspension will be effective without the adoption of our general meeting if such adoption is required under applicable laws, rules and regulations. The Competent Body has broad authority to amend any award under the 2021 SOP without the consent of a participant to the extent it deems necessary or desirable, including to comply with, or take into account changes in, or interpretations of, applicable tax laws, securities laws, employment laws, accounting rules and other applicable laws, rules and regulations, including without limitation, to avoid, in the reasonable, good faith judgment of the Company, the imposition on any participant of any tax, interest or penalty under Section 409A of the Code, or to take into account unusual or nonrecurring events or market conditions (including, without limitation, events that affect changes in capitalization).

Summary of U.S. Federal Income Tax Consequences

The following summary of tax consequences to the Company and to the 2021 SOP participants is not intended to be used as tax guidance to participants in the 2021 SOP. It relates only to U.S. federal income tax and does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. Different tax rules may apply to specific participants and transactions under the 2021 SOP, particularly in jurisdictions outside the U.S. In addition, this summary is as of the date of this prospectus; federal income tax laws and regulations are frequently revised and may be changed again at any time. Therefore, each participant is urged to consult a tax advisor upon receipt of any award under the 2021 SOP and before exercising any award or before disposing of any Class A Shares acquired under the 2021 SOP.

Nonqualified Stock Options. The grant of an option will create no tax consequences at the grant date for the participant or the Company. Upon exercising a nonqualified stock option, the participant will generally recognize ordinary income equal to the excess of the fair market value of the shares acquired on the date of exercise over the exercise price. A participant’s disposition of shares acquired upon the exercise of a nonqualified stock option generally will result in long- or short-term capital gain or loss measured by the difference between the sale price and the participant’s tax basis in such shares (the tax basis in the acquired shares generally being the exercise price plus any amount recognized as ordinary income in connection with the exercise of the option).

Incentive Stock Options. A participant will have no taxable income upon the grant or exercise of an incentive stock option, except that the alternative minimum tax may apply upon exercise. Upon a disposition of shares acquired by exercise of an incentive stock option before the end of the statutory incentive stock option holding periods (generally, two years from grant and one year from exercise), the participant generally will recognize ordinary income equal to the lesser of (i) the fair market value of the shares at the date of exercise minus the exercise price or (ii) the amount realized upon the disposition of the shares minus the exercise price. Otherwise, a participant’s disposition of shares acquired upon the exercise of an incentive stock option for which the incentive stock option holding periods are met generally will result in long-term capital gain or loss measured by the difference between the sale price and the recipient’s tax basis in such shares (the tax basis in the acquired shares for which the incentive stock option holding periods are met generally being the exercise price of the incentive stock option).

Other Awards. Other awards under the 2021 SOP generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares, or other awards, or the time that the risk of forfeiture lapses.

Company Deduction. Under US tax principles, to the extent the Company or its subsidiaries are eligible, a deduction would be available with respect to amounts that are recognized as ordinary income by the participants (but not amounts that are treated as capital gains).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above in the section entitled “Management—Teads Compensation,” this section describes transactions, or series of related transactions, since January 1, 2018 to which we were a party or will be a party, in which:

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock (each, a “5% Holder”), or any members of the immediate family of, and any entity affiliated with, any such person, had or will have a direct or indirect material interest.

Graziella Drahi and David Drahi, both of whom will serve on our board of directors upon closing of this offering, are related to each other and related to Patrick Drahi, founder of the Altice group and controlling shareholder of Altice International. Bertrand Quesada, co-founder, director and CEO, and Ines Quesada, Chief People Officer, are siblings.

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement with Altice International and our founders. This agreement will provide to Altice International an unlimited number of “demand” registrations for the registration of the sale of our Class A Shares in the minimum aggregate amount of $75,000,000. Additionally, the agreement will provide customary “piggyback” registration rights to Altice International and we will be obligated to file a shelf registration statement once we are eligible to register on Form F-3. Our founders will be able to request participation in any registrations in which Altice International participates. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify Altice International and any other selling shareholders against certain liabilities which may arise under the Securities Act.

Ongoing Relationship with the Altice Group and the Altice USA, Inc. Group

On September 23, 2019, Teads France S.A.S, Teads Ltd., Teads Inc., Teads Italia S.r.l. and Teads Espana SLU signed a cash management agreement with Altice Teads S.A., with effect as of April 1, 2018, to establish a cash management system to avoid retaining costly financial fixed assets and to promote the coordinated and optimal use of surplus cash or to cover cash requirements globally among themselves for an unlimited period of time. Teads S.A., Teads Japan K.K., Teads Deutschland Gmbh and Teads Latam LLC subsequently adhered to this cash management agreement. For the years ended December 31, 2020 and December 31, 2019, the amounts lent to Altice Teads S.A. by the Teads S.A. subsidiaries were $64 million and $32 million, respectively. This agreement is expected to be terminated prior to the closing of this offering.

Teads Inc. has a partnership with a4 Media, LLC for the U.S., acting as an agent in the U.S. and Teads Espana SLU has an agreement with MEO - Serviços de Comunicaçoes e Multimedia, S.A. covering the Portuguese market. a4 Media, LLC and MEO - Serviços de Comunicaçoes e Multimedia S.A. support Teads Inc. and Teads Spain SLU in their business development, either in specific verticals or countries (e.g. Portugal). Their remuneration as agent is based on a revenue sharing, in line with the market practice. SFR S.A. has been and continues to be a customer of Teads France S.A.S.

Teads France S.A.S. signed minimum guarantee contracts with several Altice group entities in 2019 (including Next Media Solutions S.A.S., Groupe L’Express S.A. and Libération SARL) and in 2020 (including Next Media Solutions S.A.S.). Thanks to these minimum guarantee contracts, Teads France S.A.S can get access to the inventory of Altice group entities at a pricing in line with the market practice.

Altice Temp B.V. (a newly formed company which was renamed Teads B.V. on July 2, 2021) received a loan of $465,500 on June 30, 2021 from Altice International in order to finance expenses related to this offering.

Relationship with Certain Team Members

Altice Teads S.A. previously made a loan for €2,000,000 to Pierre Chappaz which was repaid in full on June 15, 2021. The amount repaid consisted of the €2,000,000 principal and €5,888.89 in interest.

Policy Concerning Related Person Transactions

Prior to the closing of this offering, our board of directors will adopt a written policy, which we refer to as the related party transactions policy, for the review and approval by our audit committee of any transaction between us or one of our subsidiaries and (i) one of our directors or executive officers (or their close family members or entities in which they or a close family member has at least a 5% interest or serves as a management or supervisory board member) or (ii) a shareholder that owns at least 5% of our total equity or the total equity of one of our subsidiaries or otherwise has a significant influence over us, in each case if the amount involved exceeds $120,000 or the transaction is otherwise significant.

Pierre Chappaz Fee

The Company and Pierre Chappaz have agreed that Pierre Chappaz will be entitled to a one-time fee of $35.3 million because of the key role he has played in connection with this offering. This one-time fee will be paid by the Company in October 2022.

With respect to this fee, the Company does not expect that any Dutch income taxes, any Dutch wage withholding taxes or any value added taxes will be due. If, however, any Dutch income taxes would be due by Pierre Chappaz or any Dutch wage withholding taxes would have to be withheld by the Company on his behalf in connection with this fee, the Company will gross up the one-time fee to cover such taxes and, as the case may be, any related costs (including but not limited to late payment interest and penalties). In addition, if any value added taxes would be due in connection with the Pierre Chappaz Fee, the Company will bear such value added taxes itself as well as any related costs; it is uncertain what part, if any, of such value added tax charges would be recoverable by the Company. The Dutch maximum statutory progressive income and wage tax rate is 49.50% and the general Dutch value added tax rate is 21%. As a consequence, the total amount to be paid by the Company may be up to $70 million (excluding any possible related costs) plus any non-recoverable Dutch value added taxes.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table presents certain information as of                     , 2021 with respect to the beneficial ownership of our Common Shares, and as adjusted to give effect to the corporate reorganization and sale of Class A Shares offered by the selling shareholders in this offering, assuming no exercise and full exercise of the underwriters’ option to purchase additional Class A Shares, by:

•	each person known by us to beneficially own more than 5% of our Class A Shares;

•	each of our directors;

•	each of our executive officers;

•	all of our executive officers and directors as a group; and

•	each selling shareholder.

We have based the percentage ownership of our Common Shares before this offering on                      Class A Shares and                      Class B Shares outstanding based on an assumed initial public offering price of $                 and completion of the corporate reorganization. Percentage ownership of our Common Shares after this offering (assuming no exercise of the underwriters’ option to purchase additional Class A Shares) also assumes the sale by the selling shareholders of                      Class A Shares in this offering. Percentage ownership of our Common Shares after this offering (assuming full exercise of the underwriters’ option to purchase additional Class A Shares) also assumes the sale by the selling shareholders of an additional                      Class A Shares. The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, Class A Shares subject to equity awards or other rights held by such person that are currently exercisable or will become exercisable within 60 days after                      are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Before this Offering (1)				% Total Voting Power Before This Offering	Shares Being Offered (Assuming No Exercise of Option)	Shares Beneficially Owned After this Offering (Assuming No Exercise of Option)				% Total Voting Power After This Offering (2) (Assuming No Exercise of Option)	Number of Shares Being Offered (Assuming Full Exercise of Option)	Shares Beneficially Owned After this Offering (Assuming Full Exercise of Option)				% Total Voting Power After this Offering (Assuming Full Exercise of Option)
	Class A		Class B				Class A		Class B				Class A		Class B
	Number	%	Number	%			Number	%	Number	%			Number	%	Number	%
5% Stockholders
Altice International (1)(2)
Executive Officers and Directors
Pierre Chappaz
Bertrand Quesada
Gilles Moncaubeig
Eric Pantera
Caroline Barbery
Jeremy Arditi
Todd Tran
David Drahi
Graziella Drahi
Dexter Goei
Malo Corbin
Natacha Marty
Tal Granot-Goldstein
Jurgen van Breukelen
Mark Mullen
Raymond Svider
Jim Daily
Eric Shih
Ines Quesada
Meg Runeari
Rémi Cackel
All executive officers and directors as a group (21 persons)
Other selling shareholders (3)

*	Represents beneficial ownership of less than 1%.
(1)

Altice International is an indirect subsidiary of New Altice Europe. Next Alt indirectly owns 100% of the share capital and voting rights of New Altice Europe, which indirectly owns 92.76% of share capital and voting rights of Altice International. Next Alt is a personal holding company of which Patrick Drahi is the sole indirect controlling shareholder. As such, Patrick Drahi may be deemed to beneficially own all of the Class B Shares owned by Altice International.

(2)

The principal address for Altice International and Next Alt is 5 rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg. The principal address for New Altice Europe is Oostsingel 1, 3441 GB Woerden, the Netherlands.

(3)	Consists of certain of our current employees who in the aggregate own less than 1% of our outstanding Common Shares prior to this offering.

DESCRIPTION OF SHARE CAPITAL

General

When we refer to our articles of association in this prospectus, we refer to the articles of association in the form that will take effect upon the execution of the deed of amendment and conversion immediately prior to the closing of this offering. Set forth below is a summary of relevant information concerning our share capital and material provisions of our articles of association, applicable Dutch law and the DCGC.

Corporate Objectives

Pursuant to our articles of association, our objects are:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise, to develop and to sell businesses and companies;

(b)	to finance businesses and companies;

(c)

to borrow, lend and raise funds, including the issue of (convertible) bonds, promissory notes, warrants or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of the Company, its group companies and/or third parties;

(f)	to acquire, alienate, manage and exploit registered property and items of property in general;

(g)	to trade in currencies, securities and items of property in general;

(h)	to develop and trade in patents, trademarks, licenses, know-how and other intellectual and industrial property rights; and

(i)	to perform any and all activities of an industrial, financial or commercial nature, and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

Authorized Capital

Under Dutch law, a company’s authorized share capital sets out the maximum amount and number of shares that it may issue without amending its articles of association. Our articles of association provide for an authorized share capital in the amount of €                  divided into                      Class A Shares, with a nominal value of one eurocent (€ 0.01) each,                      Class B Shares, with a nominal value of twenty-five eurocent (€ 0.25) each and                      Preference Shares, with a nominal value of four eurocent (€ 0.04) each.

Common Shares

The rights of holders of Class A Shares and Class B Shares will be identical except with respect to voting, pre-emptive and conversion rights. The holders of Class A Shares are entitled to one vote per Class A Share on all matters submitted to voting at a general meeting. The holders of Class B Shares are entitled to 25 votes per Class B Share on all matters submitted to voting at a general meeting. Subject to preferences that may be applicable to any Preference Share outstanding at the time, the holders of Common Shares outstanding are entitled to receive dividends pro rata according to their shareholdings. See “Dividend Policy” for additional information. Upon our liquidation, dissolution or winding up, holders of our Common Shares are entitled to share pro rata in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding

Preference Shares. Holders of Class A Shares have no conversion rights or other subscription rights, but are entitled to pre-emptive rights as set out in the section titled “—Pre-Emptive Rights.” In addition to the pre-emptive rights as set out in the section titled “—Pre-Emptive Rights,” holders of Class B Shares may convert their Class B Shares into Class A Shares as further described in “—Conversion of Shares.”

Preference Shares

Upon the closing of this offering, no Preference Shares will be issued and outstanding. The issuance of Preference Shares could have the effect of restricting dividends on the Common Shares, diluting the voting power of the Common Shares, impairing the liquidation rights of the Common Shares or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the Class A Shares. We currently have no plans to issue any Preference Shares.

Conversion of Shares

Holders of Class A Shares have no conversion rights. A holder of Class B Shares may at any time provide our board of directors with a written notice in the form as determined by our board of directors (the “Conversion Notice”) requesting the conversion of all or part of its Class B Shares into Class A Shares in the ratio of 25 Class A Shares for one Class B Share. The Conversion Notice shall include an irrevocable and unconditional power of attorney to the Company, with full power of substitution, to transfer 24 of the converted Class A Shares unencumbered and without any attachments for no consideration (om niet) to the Company, which transfer shall be effected by the Company directly following the conversion of such Class B Share(s) into Class A Shares.

As at the moment of conversion of Class B Shares into Class A Shares, the aggregate authorized share capital of the Company shall not decrease, but the number of Class B Shares included in the authorized share capital shall decrease with the number of Class B Shares included in the conversion, and the number of Class A Shares included in the authorized share capital shall increase with the number of Class A Shares resulting from such conversion. The 24 Class A Shares transferred to the Company upon such conversion will be held by the Company in its own share capital and may not be voted on.

Issuance of Shares

Our articles of association provide that shares may be issued or rights to subscribe for our shares may be granted pursuant to a resolution of the general meeting. Our board of directors may also authorize the issuance of shares or grant rights to subscribe for our shares if our board of directors has been designated by the general meeting. Designation by resolution of the general meeting cannot be withdrawn unless determined otherwise at the time of designation. The scope and duration of our board of directors’ authority to issue shares or grant rights to subscribe for shares (such as granting stock options or issuing convertible bonds) is determined by a resolution of the general meeting and relates, at the most, to all unissued shares in the Company’s authorized capital on the date on which our board of directors resolves to issue shares or grant rights to subscribe for shares. The duration of this authority may not exceed a period of five years. Designation of our board of directors as the body authorized to issue shares or grant rights to subscribe for shares may be extended by a resolution of the general meeting for a period not exceeding five years in each case. The number and class of shares that may be issued is determined at the time of designation.

No shareholders’ resolution or resolution of our board of directors is required to issue shares pursuant to the exercise of a previously granted right to subscribe for shares.

Prior to closing of this offering, the general meeting will have designated our board of directors to issue shares and to grant rights to subscribe for shares for a period of five years. The designation is for a maximum of all unissued shares in the Company’s authorized capital on the date on which our board of directors resolves to issue shares or grant rights to subscribe for shares. This designation may be renewed, amended or extended by special resolution at a general meeting, and the Company plans to seek such renewal in the future. This designation cannot be withdrawn.

Pre-Emptive Rights

Dutch law and our articles of association give each holder of Common Shares a pre-emptive right on any issue of Common Shares pro rata to the aggregate nominal amount of its Common Shares. No shareholder shall, however, have a pre-emptive right on (i) Common Shares issued for a non-cash contribution; (ii) Common Shares issued to employees of the Company or a group company of the Company; (iii) any issuance of Preference Shares; and (iv) Common Shares issued to a person exercising a previously granted right to subscribe for Common Shares. Pre-emptive rights may be limited or excluded by a resolution of the general meeting. The general meeting may designate this authority to our board of directors for a period not exceeding five years, provided that the general meeting has also authorized our board of directors to issue Common Shares. Unless otherwise stipulated at its grant, the authorization cannot be withdrawn. A holder of Common Shares may exercise pre-emptive rights during a period of at least two weeks from the date of the announcement of the issue of Common Shares.

Prior to the closing of this offering, the general meeting will have designated our board of directors to limit or exclude pre-emptive rights on any issue of Common Shares for a period of five years. This designation may be renewed, amended or extended by special resolution at a general meeting, and the Company plans to seek such renewal in the future. This designation cannot be withdrawn.

Shares in the Company’s Own Capital

The Company may not subscribe for its own shares on issue. The Company and each of its subsidiaries may acquire its own shares, subject to certain provisions of Dutch law and our articles of association. Shares may be acquired by the Company or a subsidiary against no consideration or against consideration. Shares may only be acquired against consideration if (i) the Company’s shareholders’ equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by law or the Company’s articles of association; (ii) the Company and its subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of our then issued share capital; and (iii) our board of directors has been designated to do so by the general meeting. The designation of our board of directors is not required if the Company acquires fully paid-up shares for the purpose of transferring these to its employees or the employees of a member of the Company’s group under any applicable equity compensation plan, provided that such shares are listed on a stock exchange. Shares in the Company’s own capital may be disposed of pursuant to a resolution of the board of directors.

Prior to the closing of this offering, our board of directors will have been authorized for a period of 18 months to cause the repurchase of shares by us up to 20% of our issued share capital, on the open market, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of our shares up to 110% of the market price for our Class A Shares; provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for our Class A Shares on Nasdaq at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price (“VWAP”) for our Class A Shares on Nasdaq for a period, determined by our board of directors, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for our Class A Shares on Nasdaq over the term of the arrangement.

Capital Reduction

The general meeting may resolve to reduce the issued share capital by a cancellation of shares or by reducing the nominal value of the shares by amending our articles of association. A resolution to cancel shares may only relate to shares or depositary receipts held by the Company in itself or all Preference Shares with repayment. A reduction of the nominal value of shares, with or without repayment, must be made pro rata on all shares concerned.

In addition, Dutch law contains detailed provisions regarding the reduction of capital. A resolution to reduce our issued share capital shall not take effect as long as creditors can have legal recourse against the resolution.

Amendment of Articles of Association

At the proposal of our board of directors, the general meeting may resolve to amend our articles of association. When a proposal to amend our articles of association is submitted to the general meeting, the notice of such meeting must state so and a copy of the proposal, including the verbatim text thereof, must be deposited and kept available at the Company’s office for inspection by, and must be made available free of charge to, shareholders and persons having the right, either in person or by proxy authorized in writing, to attend and speak at the general meeting (“Meeting Rights”), until the conclusion of the meeting. An amendment of our articles of association shall be laid down in a notarial deed. A resolution by the general meeting to amend our articles of association may be adopted by an absolute majority of the votes cast in a meeting in which at least 50% of the issued share capital of the Company is present or represented.

The rights of the Nominating Shareholder in our articles of association may not be amended without the prior written consent of the Nominating Shareholder.

Company’s Shareholders’ Register

Subject to Dutch law, we must keep our shareholders’ register accurate and up-to-date. Our board of directors keeps our shareholders’ register and records the name, address and such further information as required by law or considered appropriate by our board of directors of all holders of shares. The register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht) in respect of shares. On application by a holder of shares or a pledgee or usufructuary of shares, the board of directors shall furnish an extract from the register of shareholders, free of charge, insofar as it relates to the applicant’s right in respect of a share. If a right of pledge or a usufruct is created in a share, the extract shall state to whom the voting rights accrue and to whom the Meeting Rights accrue. Part of the register may be kept outside of the Netherlands to comply with applicable local statutory provisions or stock exchange rules. The part of our shareholders’ register kept in the Netherlands is available for inspection by the shareholders and others entitled to inspect the register pursuant to Dutch law.

Limitation on Liability and Indemnification Matters

Under Dutch law, our directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to us and to third parties for infringement of our articles of association or of certain provisions of the DCGC. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Directors and certain other officers may be insured under an insurance policy taken out by us against damages resulting from their conduct when acting in their capacities as directors or officers. In addition, our articles of association provide that each director as well as each former director will be reimbursed for (i) reasonable costs of conducting a defence against claims resulting from an act or omission in performing his/her duties or performing other duties that the Company asked him/her to fulfil, (ii) any compensation or financial penalties he/she owes as a result of such act or omission, (iii) any amounts he/she owes under settlements he/she has reasonably entered into in connection with such act or omission, (iv) reasonable costs of other proceedings in which he/she as current or former director is involved and (v) tax damage due to a reimbursement. A director or former director is not entitled to reimbursement if (i) it has been established in a final and non-appealable decision of the competent court, or in the event of arbitration, of an arbitrator, that his/her act or omission can be described as deliberate (opzettelijk), wilfully reckless (bewust roekeloos) or seriously culpable, (ii) the costs or financial losses are covered by an insurance policy and the insurer has paid out these costs or financial losses or (iii) he/she failed to notify the Company as soon as possible of the costs or financial losses or of the circumstances that could lead to the costs or financial losses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

General Meetings and Voting Rights

General Meetings

General meetings are held in the Netherlands at the place where we have our corporate seat (Amsterdam) or at Haarlemmermeer (Schiphol Airport). The annual general meeting shall be held no later than six months after the end of the financial year on the date and hour and at the place mentioned in the convening notice. Other general meetings shall be held as often as our board of directors, the President, the Vice-President, or the Nominating Shareholder deems necessary and shall be held within three months after our board of directors has considered it to be likely that our shareholders’ equity (eigen vermogen) has decreased to an amount equal to or lower than half of our paid-in and called-up share capital, in order to discuss the measures to be taken if so required. In accordance with our articles of association, general meetings shall be convened by our board of directors, the President, the Vice-President or the Nominating Shareholder. Pursuant to Dutch law, one or more shareholders and others entitled to attend a general meeting, who jointly represent at least one-tenth of the issued share capital, may request our board of directors to convene a general meeting. If our board of directors has not taken the steps necessary to ensure that a general meeting is held within the relevant statutory period after the request, the requesting persons may, at his/her/their request, be authorized by a court in preliminary relief proceedings to convene a general meeting. The court shall disallow the application if it does not appear that the proponent(s) has/have previously requested our board of directors to convene a general meeting.

General meetings shall be convened by an announcement published in a Dutch daily newspaper with national distribution. The notice shall include an agenda stating the items to be discussed, including for the annual general meeting, among other things, the discussion and adoption of the annual accounts, discharge of the directors, proposals relating to our board of directors, including the filling of any vacancies in our board and the reservation and dividend policy, including the policy regarding the allocation of profits. In addition, the agenda shall include such items as have been included therein by our board of directors. One or more shareholders, alone or together, representing at least 3% of the issued share capital may also request to include items in the agenda of a general meeting. Requests must be made in writing and received by our board of directors at least sixty days before the day of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda.

In accordance with the DCGC, a shareholder may request the inclusion of an item on the agenda only after consulting our board of directors in that respect. If one or more shareholders intend to request that an item be put on the agenda for a general meeting that may result in a change in the Company’s strategy (for example, the dismissal of directors), pursuant to the DCGC, our board of directors may invoke a response time of a maximum of 180 days from the moment our board of directors is informed by one or more shareholders of their intention to put an item on the agenda to the day of the general meeting at which the item is to be dealt with. If invoked, our board of directors must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and shall explore the alternatives. At the end of the response time, our board of directors shall report on this consultation and the exploration of alternatives to the general meeting. The response period may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with Meeting Rights under Dutch law requesting that a general meeting be convened, as described above.

Furthermore, our board of directors may invoke a statutory response time of no more than 250 days if (a) one or more shareholders representing 3% of the issued share capital request our board of directors to put on the agenda of a general meeting a proposal to: (i) appoint, suspend or dismiss directors; or (ii) amend any provisions in our articles of association regarding the appointment, suspension or dismissal of directors or (b) an unsolicited public offer is announced or made. Our board of directors may only invoke the statutory response time if it considers the shareholders’ request or the offer to materially go against the interests of the Company and its affiliated enterprises. If our board of directors would invoke the statutory response time:

(a)

the general meeting cannot vote on proposals to change the composition of the board of directors or any corresponding provisions in our articles of association, to the extent that shareholders have requested these proposals to be made, but the proposals may be discussed at the general meeting at the request of the relevant shareholder(s); and

(b)

our board of directors must use the response time to collect the information it needs in order to come to a prudent decision regarding the shareholder request, or, as the case may be, the offer. Our board of directors must for that reason consult the Company’s shareholders that represent 3% of more of the issued share capital and it must ask for their views. Our board of directors must publish those views on the Company’s website if and in so far as the consulted parties have agreed to this.

Our board of directors must report on the policy and course of action pursued during the response time. This report must be placed on the Company’s website no later than one week after the last day of the response time. This report must also be included as a discussion item on the agenda of the first general meeting held after the response time has ended.

The general meeting is chaired by the Chairman of our board of directors, or, if he or she is absent, by the Vice-Chairman of the board of directors. In the event that the latter is also absent, the directors present shall appoint a chairperson from among them. The board of directors may appoint another person to act as chairperson of a general meeting. The directors are entitled to attend the general meetings, in person or by electronic communication. In these meetings, they have an advisory vote. Directors nominated for appointment will attend the general meeting at which votes will be cast on their appointment. Furthermore, the external auditor shall attend the annual general meeting. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.

Admission and Registration

All shareholders, and each usufructuary and pledgee entitled to vote shall be entitled to attend the general meeting, to address such meeting and, to the extent applicable, exercise their voting rights, either in person or by proxy. These persons may exercise these rights if they are on the record date, which is currently the 28th day before the day of the general meeting, listed as such in a register designated for that purpose by our board of directors, and they or their proxy have notified the Company of their intention to attend the general meeting in writing or by any other electronic means that can be reproduced on paper ultimately at a date specified in the notice of the general meeting. The convocation notice shall state the record date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights.

Quorum and Voting Requirements

Each Class A Share confers the right to cast one vote, each Class B Share twenty-five votes and each Preference Share four votes. All votes shall be cast in writing or electronically. Our board of directors may determine in the convocation that any vote cast prior to the meeting by means of electronic communication or by means of a letter shall be deemed to be a vote cast in the meeting.

To the extent the law or our articles of association do not require a qualified majority, all resolutions of the general meeting shall be adopted by an absolute majority of the votes cast, in a meeting in which a quorum of at least 50% of the issued and outstanding capital is present or represented. In the event that the quorum is not present or represented at a general meeting, a second general meeting may be convened, at which second general meeting the proposal can be adopted also if such part of the issued share capital is not represented. Notwithstanding any other provisions of our articles of association, resolutions of the general meeting in relation to the application for bankruptcy, suspension of payments, legal merger, legal demerger and amendment of our articles of association can only be adopted at the proposal of our board of directors.

No votes may be exercised for shares held by us or our subsidiaries. However, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares in our share capital held by us or our subsidiaries are not excluded from the right to vote on such shares, if the right was granted prior to the time such share was acquired by us or any of our subsidiaries. We may not cast votes on shares in respect of which we or a subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht). When determining how many votes are cast by shareholders, how many shareholders are present or represented, or which part of the Company’s issued capital is represented, no account shall be taken of shares for which, pursuant to the law or the articles of association, no vote can be cast.

Shareholder Consent

Under Dutch law, the approval of the general meeting is required for any significant change in the identity or character of the Company or its associated business enterprise. See “Decision-Making” for additional information.

The Board of Directors

Election and Dismissal of Members of the Board of Directors

Under our articles of association, our executive directors and non-independent non-executive directors are appointed by the general meeting upon a binding nomination by the Nominating Shareholder. The general meeting may at all times overrule the binding nomination by a resolution adopted by a majority of two-thirds of the votes cast representing at least half of the issued and outstanding share capital. If a binding nomination for the appointment of an executive director or non-independent non-executive is overruled, the Nominating Shareholder shall make a new binding nomination. Our directors who are independent are appointed by the general meeting without a binding nomination.

Our board of directors will designate one of the non-executive directors as Chairman, for a period determined by our board of directors. The general meeting shall grant to a non-executive director the title of President. Only the general meeting may deprive such non-executive director from its President title. Our board of directors may grant to an executive director the title of Chief Executive Officer and shall grant to a non-executive director the title of Vice-President. Each title shall be granted only to one director at the same time. Our board of directors may also grant other titles to board members. Our board of directors may also designate one of the non-executive directors as Vice-Chairman for such period as the board of directors may decide. If the Chairman is absent or unwilling to fulfil his/her duties, a Vice-Chairman shall be entrusted with such duties. If no Chairman has been appointed or if the Chairman is absent or unwilling to take the chair, a meeting of our board of directors shall be presided over by a Vice-Chairman or in the event of his or her absence or unwillingness to take the chair, by a non-executive director or, in the event all non-executive directors in office are absent or unwilling to take the chair, by an executive director designated for such purpose by the meeting.

The general meeting may at any time suspend or dismiss a director with or without cause. If the Nominating Shareholder proposes the dismissal of an executive director or non-independent non-executive director to the general meeting, the general meeting can resolve upon such dismissal by a resolution adopted by an absolute majority of the votes cast. If the Nominating Shareholder has not made a proposal for the dismissal of an executive director or non-independent non-executive director, the general meeting can only resolve upon the dismissal of such director by a resolution adopted by a majority of at least two-thirds of the votes cast representing more than half of the issued capital. An executive director may also be suspended by our board of directors.

Duties and Liabilities of Directors

Our board of directors is entrusted with the management of the Company and shall for such purpose have all the powers within the limits of the law that are not granted by the articles of association to others. Each director has a duty to properly perform the duties assigned to him or her and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees and other stakeholders. Pursuant to our articles of association, our board of directors may divide its duties among its members, provided that the day-to-day management shall be entrusted to the executive directors and provided further that the task to supervise the performance by the directors of their duties cannot be taken away from the non-executive directors.

Corporate Governance Guidelines

Pursuant to our articles of association, our board of directors shall adopt one or more sets of regulations dealing with such matters as its internal organization, the manner in which decisions are taken, the composition, the duties and organization of committees and any other matters concerning the board of directors, the executive directors, the non-executive directors and the committees established by the board of directors. See “Management—Corporate Governance Guidelines.”

Decision-Making

Meetings of our board of directors may be called at any time, either by (i) the President; (ii) the Vice-President; (iii) three non-executive directors (including at least one non-independent non-executive director) jointly; or (iv) the Company secretary, on instruction of the persons mentioned under (i), (ii) and (iii). Resolutions of our board of directors may at all times be adopted outside of a meeting, in writing or otherwise, provided that the proposal concerned is submitted to all directors then in office and entitled to vote, and none of them objects to this manner of adopting resolutions.

Each director, other than the President, and if there is currently no President, other than the Vice-President, shall be entitled to one vote. The President is entitled to cast a number of votes that equals the number of directors entitled to vote, excluding the President, that is present or represented at that meeting. If there is currently no President or if the President is conflicted, the Vice-President shall be entitled to cast a number of votes that equals the number of directors entitled to vote, excluding the Vice-President, that is present or represented at that meeting.

Unless the law, our articles of association or our corporate governance guidelines provide otherwise, resolutions of our board of directors shall be adopted by an absolute majority of the votes cast.

Resolutions of our board of directors shall be adopted in a meeting where at least the President and the Vice-President are present or represented or, when there is currently no President, the Vice-President is present or represented. If the quorum is not present or represented, a second meeting of our board of directors may be convened, where resolutions may be adopted if at least the President is present or represented. In the event the President or the Vice-President cannot participate in the deliberations and the decision-making in respect of the resolutions concerned pursuant to a conflict of interest, the following applies: (a) if the President has a conflict of interest, the board of directors shall adopt resolutions in a meeting where at least the majority of the directors (including the Vice-President) is present or represented; (b) if the Vice-President has a conflict of interest, the board of directors shall adopt resolutions in a meeting where at least a majority of the directors (including the President) is present or represented, and if the quorum is not present or represented, a second meeting of the board of directors may be convened where resolutions shall be adopted if at least a majority of the directors is present or represented; and (c) if both the President and the Vice-President have a conflict of interest, the board of directors shall adopt resolutions in a meeting where a majority of the directors is present or represented, and if the quorum is not present or represented, a second meeting of the board of directors may be convened where resolutions shall be adopted if at least two directors are present or represented.

A director shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that director and the Company and the enterprise connected with it. If there is such personal conflict of interest in respect of all directors, the decision shall nevertheless be taken by our board of directors as if none of the directors had a conflict of interest. See “—Conflicts of Interest” below.

Under Dutch law, the approval of the general meeting is required for resolutions of our board of directors regarding a significant change of the identity or character of the Company or its enterprise, such resolutions including in any event: (a) the transfer of the enterprise or practically the entire enterprise to a third party; (b) the conclusion or cancellation of any long-lasting cooperation by the Company or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the Company; and (c) the acquisition or disposal by the Company or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets of the Company according to the consolidated balance sheet of the Company with explanatory notes thereto according to the latest adopted annual accounts.

Representation

Our board of directors as a whole is authorized to represent the Company. The President and the Vice-President acting jointly shall also be authorized to represent the Company. Our board of directors shall have the power, without prejudice to its responsibility, to cause the Company to be represented by one or more board members or others as attorneys. These attorneys shall have such powers as shall be assigned to them by the board of directors on or after their appointment and in conformity with our articles of association.

Corporate Opportunities

Generally, under Dutch law and the DCGC, directors must act in the interest of the Company and the enterprise connected with it and should refrain from taking advantage of business opportunities to which the Company is entitled for themselves or their close family members. Our corporate governance guidelines will provide that, to the fullest extent permitted by law, unless a business opportunity (i) is capable of execution by the Company or any entity controlled by the Company and (ii) relates to any material businesses, services or activities engaged in by the Company or any entity controlled by the Company (a “Relevant Opportunity”), none of the directors or their related persons (including close family members) shall have any duty to refrain from pursuing such business opportunity. A Relevant Opportunity must be presented by a director to the Company first. Only in the case our board of directors has decided not to pursue the Relevant Opportunity, the relevant director or his or her related persons may pursue the Relevant Opportunity for themselves.

Under Dutch law and the DCGC, shareholders who are not directors are generally not obligated to refrain from competing with the Company or pursuing business opportunities that would also be relevant to the Company.

Dividends and Other Distributions

Pursuant to Dutch law and our articles of association, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or our articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed.

Under our articles of association, our board of directors may decide that all or part of the profits are added to our reserves. Before reservation of any profit, and if and to the extent Preference Shares are outstanding, first a preferred amount per annum equal to 0.01% of the paid up part of the aggregate nominal value of all issued and outstanding Preference Shares must be added to the retained earnings reserve for the benefit of the holders of Preference Shares. No Preference Shares shall be outstanding upon the closing of the offering. Thereafter, our board of directors may decide that all or part of the remaining profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profit will be at the disposal of the general meeting, which may resolve to add the remaining profits to the reserves or distribute them among the holders of Common Shares. Any and all distributions on the Common Shares shall be made in such a way that on each Common Share an equal amount or value will be distributed.

Subject to Dutch law and our articles of association, our board of directors may resolve to distribute an interim dividend on shares if it determines such interim dividend to be justified by our profits. For this purpose, our board of directors must prepare an interim statement of assets and liabilities. Such interim statement shall show our financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid (i) if an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) insofar as our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

The board of directors may resolve that we make distributions to holders of shares from one or more of the Company’s freely distributable reserves, other than by way of profit distribution, with the proviso that the holders of Preference Shares shall not be entitled to any reserves other than the retained earnings reserved for Preference Shares.

Dividends and other distributions shall be made payable not later than the date determined by our board of directors. Claims to dividends and other distribution not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring). We do not anticipate paying any cash dividends for the foreseeable future.

Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at their request for statistical purposes. There are no special restrictions in our articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

Dissolution and Liquidation

The Company may only be dissolved by a resolution of the general meeting upon a proposal made by our board of directors. If the general meeting resolves to dissolve the Company, the directors shall become liquidators of the dissolved Company’s property. The general meeting may decide to appoint other persons as liquidators. During the liquidation, the provisions of the articles of association will remain in force as far as possible.

The balance remaining after payment of the debts of the dissolved Company shall first insofar as possible, be paid: (a) on each Preference Share as repayment: an amount equal to the paid up nominal value of a Preference Share and (b) to each holder of Preference Shares: any balance of the retained earnings reserved for Preference Shares in proportion to the paid up part of the aggregate nominal value of the Preference Shares held by each. The remaining balance shall be transferred to the holders of Common Shares in proportion to the number of Common Shares held by each.

Squeeze Out Proceedings

Pursuant to article 2:92a DCGC, a shareholder who for his or her own account holds at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to him or her. The proceedings are held before the Dutch Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het Gerechtshof te Amsterdam), or the “Enterprise Chamber”, and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

Anti-Takeover Provisions

The resolutions and provisions of our articles of association may have the effect of making a takeover of the Company more difficult or less attractive, including as described below:

(a)

Our board of directors will be designated to issue Preference Shares and grant rights to subscribe for Preference Shares up to the number of Preference Shares included in our authorized share capital at the time of the issue, in each case for a period of five years from the date of closing of this offering. This designation may be renewed, amended or extended by special resolution at a general meeting, and the Company plans to seek such renewal in the future. The purpose of this designation is to protect the Company from influences that do not serve our best interests and threaten to undermine our continuity, independence and identity. Once such situation arises, the board of directors can decide to issue Preference Shares to anyone it deems fit for such purposes.

(b)

Our board of directors will be designated to issue Common Shares and grant rights to subscribe for Common Shares up to the amount of our authorized share capital for Common Shares and to limit or exclude pre-emptive rights on Common Shares, in each case for a period of five years from the date of closing of the offering. This designation may be renewed, amended or extended by special resolution at a general meeting, and the Company plans to seek such renewal in the future.

(c)

Our articles of association include provisions that may make it more difficult for a third party to acquire control over us or effect a change in our board of directors. These provisions include: a provision that executive directors and non-independent non-executive directors can only be appointed upon binding nomination by the Nominating Shareholder; a provision that executive directors and non-independent non-executive directors may only be removed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital (unless the removal was proposed by the Nominating Shareholder); a term of office of our directors of (maximum) four years; a requirement that certain resolutions, including an amendment of our articles of association, may only be adopted by our general meeting if they are proposed by our board of directors; minimum shareholding thresholds, based on nominal value, for shareholders to call general meetings or add items to the agenda of a general meeting; and a right for our board of directors to invoke a statutory response time of maximum 250 days. See “—General Meetings and Voting Rights—General Meetings” for a discussion of shareholder proposals under Dutch law.

Conflicts of Interest

Directors will immediately report any potential direct or indirect personal interest in a matter which is conflicting with the interests of the Company and the business enterprise connected with it to the Chairman and the other directors. The Chairman will report a potential conflict of interest to the Vice-Chairman, or if no Vice-Chairman has been appointed, to the other non-executive directors.

The potentially conflicted director will provide all relevant information, including information concerning his or her spouse, registered partner or other partner, foster child and relatives by blood or marriage up to the second degree as defined under Dutch law. The Chairman shall decide whether a director (other than the Chairman) has a conflict of interest, without the relevant director being present. The Vice-Chairman, or if no Vice-Chairman has been appointed, any other non-executive director (other than the Chairman) decides whether the Chairman has a conflict of interest.

A conflict of interest in relation to a director may exist if we intend to enter into a transaction with a legal entity (i) in which such director personally has a material financial interest, (ii) whose (management or supervisory) board includes a member who is related under family law to such director or (iii) in which such director has a management or supervisory position.

A director shall not participate in any discussions and decision making if he or she has a conflict of interest in the matter being discussed. If for this reason no resolution can be taken by the board of directors, the board of directors will nevertheless resolve on the matter as if none of the directors had a conflict of interest.

Dutch Corporate Governance Code

As a Dutch company, we are subject to the DCGC. The DCGC contains both principles and suggested governance provisions for management boards, supervisory boards, shareholders and general meetings, financial reporting, auditors, disclosure, compliance and enforcement standards. We are required to disclose in our management report, filed in the Netherlands, whether we comply with the suggested governance provisions of the DCGC. If we do not comply with the suggested governance provisions of the DCGC (for example, because of a conflict with the rules of the stock exchange on which our shares are listed or otherwise), we must list the reasons for any deviation from the suggested governance provisions of the DCGC in our management report.

We do not intend to comply with all principles and best practice provisions of the DCGC. As of the closing of the offering, we intend to deviate from the DCGC as summarized below, but cannot exclude the possibility of deviating from additional provisions of the DCGC, including after the date of closing of this offering. Our deviations from the DCGC are summarized below and are related to (i) non-compliance by virtue of the Company’s one-tier board structure and (ii) other non-compliance.

Non-Compliance by Virtue of the Company’s One-Tier Board Structure

Best practice provision 1.3.1: Since the Company has a one-tier board, our board of directors as a whole, thus including the non-executive directors, appoints and dismisses the senior internal auditor. Hence, no separate approval from the non-executive directors is requested.

Best practice provision 1.3.3: Since the Company has a one-tier board, the internal audit plan is submitted to our board of directors as a whole, thus including the non-executive directors. Hence, no separate approval from the non-executive directors is requested.

Best practice provision 1.6.3: Since the Company has a one-tier board, the engagement proposal is submitted by the audit committee to, and resolved upon by, our board of directors as a whole.

Best practice provision 2.3.10: Since the Company has a one-tier board, the board of directors as a whole, thus including the non-executive directors, appoints the company secretary. Hence, no separate approval from the non-executive directors is requested.

Principle 3.1: Our board of directors as a whole proposes the remuneration policy to the general meeting for adoption, based on a recommendation of the compensation committee, which consists of all independent non-executive directors. The remuneration policy is implemented by the general meeting upon the proposal of our board of directors based on a recommendation of the compensation committee. The remuneration policy is in line with the elements enumerated in this principle.

Best practice provision 3.1.1: The remuneration policy is proposed to the general meeting for adoption by our board of directors as a whole, based on a recommendation of the compensation committee, of which all independent non-executive directors are members.

Best practice provision 3.2.1: The compensation committee submits the proposal concerning the remuneration of individual directors to our board of directors as a whole. The proposal covers the elements enumerated in this best practice provision.

Principle 3.3: Our board of directors as a whole proposes the remuneration for its non-executive directors to the general meeting.

Other Non-Compliance

Best practice provision 2.3.6: The Company complies with this best practice provision, with the exception that the responsibility to ensure that a Vice-Chairman is elected is not attributed to the Chairman. From a flexibility perspective, any non-executive directors (other than the Chairman) will carry out the duties of the Chairman on a case-by-case basis should the Chairman be absent or unable to chair.

Best practice provision 2.3.7: No Vice-Chairman has been appointed (yet). Our corporate governance guidelines do, however, state that if appointed, the Vice-Chairman shall deputize for the Chairman when the occasion arises. Our corporate governance guidelines do provide that if the Chairman or the Vice-Chairman are absent or unwilling to take the chair, the meeting shall appoint one of the non-executive directors or, in the event all non-executive directors in office are absent, one of the non-executive directors as Chairman of the meeting.

Best practice provision 2.4.2: The Company complies with this best practice provision, albeit that the acceptance of the membership of a supervisory board by an executive director requires the approval of our board of directors as a whole instead of the non-executive directors.

Best practice provision 2.4.3: The Company does not entirely comply with this best practice provision, since no Vice-Chairman has been appointed. Our corporate governance guidelines provide that, if no Vice-Chairman is appointed, any non-executive director (other than the Chairman) shall act as contact for individual directors regarding the functioning of the Chairman.

Best practice provision 2.7.3: The Company complies with this best practice provision, provided that the Chairman will determine whether a reported (potential) conflict of interest qualifies as a conflict of interest. Where the Chairman has a (potential) conflict of interest, the Vice-Chairman or, if no Vice-Chairman is appointed, another non-executive director, will determine whether the reported (potential) conflict of interest of the Chairman qualifies as a conflict of interest.

Best practice provision 3.1.2: Our remuneration policy takes into consideration the aspects mentioned in this best practice provision, except that stock options granted under the 2021 SOP can be exercised during the first three years in which they are awarded.

Principle 3.2: The Company does not comply with this principle since the general meeting determines the remuneration of individual directors (as opposed to the non-executive directors as stipulated in this principle), upon the proposal of our board of directors which in turn is based on a recommendation of the compensation committee, which consists of all independent non-executive directors.

Best practice provision 4.3.3: The Company does not comply with this best practice provision. According to our articles of association, executive directors and non-independent non-executive directors are appointed by the general meeting on the binding nomination of the Nominating Shareholder. The general meeting may at all times overrule the binding nomination by a resolution adopted by a majority of at least two thirds of the votes cast representing more than half of the issued share capital. In addition, according to our articles of association, the general meeting may at any time dismiss or suspend any director. If the Nominating Shareholder has not made a proposal for the dismissal of an executive director or non-independent non-executive director, the general meeting can only resolve upon the dismissal of such director by resolution adopted by a majority of at least two thirds of the votes cast representing more than half of the issued capital. The majority and quorum requirements included in the articles of association do not comply with this best practice provision, but do comply with the statutory provisions included in section 2:133(2) DCC.

COMPARISON OF NETHERLANDS CORPORATE LAW AND DELAWARE CORPORATE LAW

The following comparison between Dutch corporate law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the U.S. are incorporated, discusses additional matters not otherwise described in this prospectus. Because these statements are summaries, they do not address all aspects of Dutch law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Dutch law, and they are not intended to be a complete discussion of these aspects.

Duties of Board Members

The Netherlands

We have a one-tier board structure consisting of our executive directors and non-executive directors. Under Dutch law, our board of directors is collectively responsible for our general affairs. Pursuant to our articles of association, our board of directors divides its duties among its members, with our day-to-day management entrusted to the executive directors. The non-executive directors supervise the management of the executive directors and the general affairs in the Company and the enterprise connected with it and provide the executive directors with advice. In addition, both the executive directors and the non-executive directors must perform such duties as are assigned to them pursuant to the articles of association. The division of tasks within our board of directors is determined (and amended, if necessary) by our board of directors.

Each of our directors has a duty to properly perform the duties assigned to him or her and to act in our corporate interest.

Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees and other stakeholders.

Pursuant to Dutch law, our executive directors may not be allocated the tasks of: (i) serving as Chairman of our board of directors; (ii) determining the remuneration of the executive directors; or (iii) nominating directors for appointment. An executive director may also not participate in the adoption of resolutions (including any deliberations in respect of such resolutions) relating to the determination of the remuneration of executive directors.

Any resolution of our board of directors regarding a material change in our identity or character requires approval of the general meeting. The absence of the approval of the general meeting results in the relevant resolution being null and void but will not affect the powers of representation of our board of directors or of our directors.

Delaware

Under the Delaware General Corporation Law (the “DGCL”), the board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director Terms

The Netherlands

Under Dutch law, the general meeting appoints our directors. For each executive director seat or non-independent non-executive director seat on our board of directors to be filled, the Nominating Shareholder shall make a binding nomination. A resolution to appoint an executive director or non-independent non-executive director nominated by the Nominating Shareholder may be adopted by an absolute majority of the votes cast. The general meeting may at all times overrule the binding nomination by a resolution adopted by a majority of two-thirds of the votes cast, provided that the majority represents more than half of the issued share capital. If a binding nomination for the appointment of an executive director or non-independent non-executive director is overruled, the Nominating Shareholder shall make a new binding nomination for such vacancy.

Pursuant to our articles of association, each director shall be appointed for a term to be determined by the general meeting. A director is appointed for a maximum period of four years. An executive director may be reappointed for a term of not more than four years at a time. A non-executive director may be reappointed once for a maximum term of four years and subsequently for a maximum term of two years, which term may be extended for a maximum of another two years.

See “Removal of Board Members” for the procedure on removal and dismissal of directors under Dutch law.

Delaware

The DGCL generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, the initial bylaw or bylaws adopted by the stockholders. The stockholders are generally responsible for the appointment and removal of directors, through the process set forth in the bylaws. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. See “—Removal of Board Members.” There is no limit in the number of terms a director may serve.

Board Member Vacancies

The Netherlands

If the seat of an executive director is vacant or upon the inability of an executive director to act, the remaining executive director(s) will temporarily be entrusted with the executive management of the Company, unless our board of directors provides for a temporary replacement. If the seats of all executive directors are vacant, or upon the inability of all executive directors or the sole executive director to act, as the case may be, the executive management of the Company will temporarily be entrusted to the non-executive directors, unless our board of directors provides for one or more temporary replacements.

If the seat of a non-executive director is vacant or upon the inability of a non-executive director to act, the remaining non-executive director(s) will temporarily be entrusted with the performance of the duties and the exercise of the authorities of that non-executive director. If a vacancy is created between meetings, our board of directors can provide for a temporary replacement until the next general meeting. If the seats of all non-executive directors are vacant or upon the inability of all non-executive directors or the sole non-executive director to act, as the case may be, the board of directors shall provide for a temporary replacement. See “—Duties of Board Members—The Netherlands.”

If the seat of all directors are vacant or upon the inability of all directors or the sole director to act, as the case may be, the general meeting is authorised to provide for a temporary replacement.

Delaware

The DGCL provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of share is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Removal of Board Members

The Netherlands

Under Dutch law, the general meeting has the authority to suspend or remove our directors at any time, with or without cause. A resolution to suspend or dismiss an executive director or non-independent non-executive director at the proposal of the Nominating Shareholder or to suspend or dismiss an independent non-executive director can be adopted by an absolute majority of the votes cast. A resolution to suspend or dismiss an executive director or non-independent non-executive director other than at the proposal of the Nominating Shareholder requires a two-thirds majority of votes cast, representing more than half of the issued share capital.

Executive directors may also be suspended by our board of directors. A suspension of an executive director by our board of directors may be discontinued by the general meeting at any time. If a director is suspended and the general meeting does not resolve to dismiss him or her or to continue the suspension within three months from the date of such suspension, the suspension shall lapse. A resolution to continue the suspension may only be adopted once in which case the suspension may be continued for a maximum period of three months. The DCGC recommends that the general meeting can pass a resolution to dismiss a director by an absolute majority and, in case it is provided that such majority must represent a given portion of the issued share capital, such portion may not exceed one-third of the issued share capital.

Delaware

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except in the following cases: (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Conflict of Interest Transactions

The Netherlands

All transactions in which there are conflicts of interest with our directors shall be agreed on terms that are customary in the market concerned. Such transactions should be published in our statutory annual report, together with a description of the conflict of interest and a declaration that the relevant best practice provisions of the DCGC have been complied with. See “Description of Share Capital—Conflicts of Interest.”

All transactions between us and legal or natural persons who hold at least one tenth of our shares shall be agreed on terms that are customary in the market concerned.

Delaware

The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent; or

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy Voting by Board Members

The Netherlands

At a meeting of our board of directors, a director may only be represented by another director holding a proxy in writing or in a reproducible manner by electronic means of communication.

Delaware

A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Voting Rights

The Netherlands

In accordance with Dutch law and our articles of association, each issued Class A Share confers the right to cast one vote at the general meeting. Each issued Class B Share confers the right to cast twenty-five votes and each Preference Share the right to cast four votes at the general meeting. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote.

Shareholders may exercise their rights at a general meeting if they are the holders of our shares on the record date as required by Dutch law, which is currently the 28th day before the day of the general meeting, and they or their proxy have notified us of their intention to attend the general meeting in writing or by any other electronic means that can be reproduced on paper ultimately at a date set for that purpose by our board of directors, specifying such person’s name and the number of shares for which such person may exercise the voting rights and/or Meeting Rights at such general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting.

Delaware

Under the DGCL, each stockholder is entitled to one vote per share, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

The Netherlands

Pursuant to our articles of association, extraordinary general meetings will be held whenever considered appropriate by our board of directors, the President, the Vice-President, or the Nominating Shareholder.

Pursuant to Dutch law, one or more shareholders, and others entitled to attend a general meeting, who jointly represent at least one-tenth of the issued share capital may request our board of directors to convene a general meeting. If our board of directors has not taken the steps necessary to ensure that a general meeting could be held within the relevant statutory period after the request, the requesting persons may, at his/her/their request, be authorized by the court in preliminary relief proceedings to convene a general meeting. The court shall disallow the application if it does not appear that the proponent(s) has/have previously requested our board of directors to convene a general meeting.

See “Description of Share Capital—General Meetings and Voting Rights—General Meetings” for a discussion of shareholder proposals under Dutch law and related response times that may be invoked by our board of directors in connection therewith.

Delaware

Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

The Netherlands

Our articles of association do not provide for the possibility that shareholders’ resolutions can also be adopted in writing without holding a meeting. Although permitted by Dutch law for a listed company, this method of adopting resolutions is not feasible as it requires all individual shareholders to sign the written resolution.

Delaware

Although permitted by Delaware law, publicly listed companies are not required to permit stockholders of a corporation to take action by written consent but they may choose to allow such action.

Appraisal Rights

The Netherlands

The concept of appraisal rights is not known as such under Dutch law. However, pursuant to Dutch law a shareholder who for his own account contributes at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

Furthermore, in accordance with the Directive (EU) 2017/1132 of the European Parliament and the Council of June 14, 2017 on cross-border mergers of limited liability companies, Dutch law provides that, to the extent that the acquiring company in a cross-border merger is organized under the laws of another European Union member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. Such compensation is to be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the cross-border merger. Payment by the acquiring company is only possible if the resolution to approve the cross-border merger by the corporate body of the other company or companies involved in the cross-border merger includes the acceptance of the rights of the shareholders of the Dutch company to oppose the cross-border merger.

Delaware

The DGCL provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder Suits

The Netherlands

In the event a third party is liable to the Company, only the Company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the Company. Only in the event that the cause for the liability of a third party to the Company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt-out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out.

Delaware

Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of Shares

The Netherlands

Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. The Company may, however, subject to certain restrictions of Dutch law and our articles of association, acquire shares in its own capital. Shares may be acquired by the Company and each of its subsidiaries against no consideration or against payment of a consideration. Shares may only be acquired against consideration if (i) our shareholders’ equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by law or our articles of association; (ii) we and our subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of our then current issued share capital; and (iii) our board of directors has been designated to do so by the general meeting. The designation of our board of directors is not required if the Company acquires fully paid-up shares for the purpose of transferring these to our employees or the employees of a member of our group under any applicable equity compensation plan, provided the shares are quoted on an official list of a stock exchange.

An authorization by the general meeting to our board of directors for the repurchase of shares can be granted for a maximum period of 18 months. Such authorization must specify the number and class of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired.

Prior to the closing of this offering, our board of directors will have been authorized for a period of 18 months to cause the repurchase of shares by us up to 20% of our issued share capital, on the open market, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of our shares up to 110% of the market price for our Class A Shares; provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for our Class A Shares on Nasdaq on at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price (“VWAP”) for our Class A Shares on Nasdaq during a period, determined by our board of directors, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for our Class A Shares on Nasdaq over the term of the arrangement.

Delaware

Under the DGCL, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

The Netherlands

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. See “Description of Share Capital—Anti-Takeover Provisions.”

Delaware

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the DGCL also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation. Section 203 of the DGCL prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting share, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to such transaction;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting share of the corporation not including (i) shares owned by persons who are directors and officers and (ii) shares owned by specified employee benefit plans; or

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting share, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 of the DGCL by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

Inspection of Books and Records

The Netherlands

Our board of directors must provide to the general meeting, within a reasonable amount of time, all information that the shareholders require for the exercise of their powers, unless this would be contrary to an overriding interest of our Company. If our board of directors invokes such an overriding interest, it must give reasons.

Delaware

Under the DGCL, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Issuance of shares

The Netherlands

Under Dutch law, the Company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the Company, such as our board of directors, for a period not exceeding five years; this authorization may only be extended from time to time for a maximum period of five years. In order for a resolution of the general meeting on an issuance or an authorization as discussed in the previous sentence to be valid, a prior or simultaneous approval shall be required from each meeting of holders of a certain class of shares whose rights are prejudiced by the issuance.

Prior to the closing of this offering, our board of directors will have been authorized, for a period of five years, to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time. We may not subscribe for our own shares on issue.

Delaware

Any issuance of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Pre-Emptive Rights

The Netherlands

Under Dutch law, in the event of an issuance of Common Shares or upon a grant of rights to subscribe for Common Shares by the Company, each shareholder will have a pro rata pre-emptive right in proportion to the aggregate nominal value of the Common Shares held by such holder (with the exception of Common Shares to be issued to employees or Common Shares issued against a contribution other than in cash or the issue of Common Shares to persons exercising a previously granted right to subscribe for shares).

A shareholder may exercise pre-emptive rights during a period of at least two weeks from the date of the announcement of the issue of shares. Under our articles of association, the pre-emptive rights in respect of newly issued shares may be restricted or excluded by a resolution of the general meeting, if and insofar as our board of directors has not been designated by the general meeting to restrict or exclude pre-emptive rights. Our board of directors may restrict or exclude the pre-emptive rights in respect of newly issued shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the pre-emptive rights or to designate our board of directors as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

Prior to the closing of this offering, our board of directors will have been authorized, for a period of five years, to limit or exclude pre-emptive rights in relation to an issuance of shares or a grant of rights to subscribe for shares that our board of directors is authorized to resolve upon (see above under “Issuance of Shares”).

Delaware

Under the DGCL, stockholders have no pre-emptive rights to subscribe for additional issues of shares or to any security convertible into such share unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands

Pursuant to Dutch law and our articles of association, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or our articles of association and (if it concerns a distribution of profits) after adoption of our annual accounts by the general meeting from which it appears that such dividend distribution is allowed.

Under our articles of association, our board of directors may decide that all or part of the profits are added to our reserves. Before reservation of any profit, and if and to the extent Preference Shares are outstanding, first a preferred amount per annum equal to 0.01% of the paid up part of the aggregate nominal value of all issued and outstanding Preference Shares must be added to the retained earnings reserve for the benefit of the holders of Preference Shares. No Preference Shares shall be outstanding upon the closing of the offering. Thereafter our board of directors may decide that all or part of the remaining profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profit will be at the disposal of the general meeting, which may resolve to add the remaining profits to the reserves or distribute it among the holders of Common Shares. Any and all distributions on the Common Shares shall be made in such a way that on each Common Share an equal amount or value will be distributed.

Subject to Dutch law and our articles of association, our board of directors may resolve to distribute an interim dividend on shares if it determines such interim dividend to be justified by our profits. For this purpose, our board of directors must prepare an interim statement of assets and liabilities. Such interim statement shall show our financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid (i) if an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) insofar our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

Our board of directors may resolve that we make distributions to holders of shares from one or more of the Company’s freely distributable reserves, other than by way of profit distribution, with the proviso that the holders of Preference Shares shall not be entitled to any reserves other than the retained earnings reserve Preference Shares.

Dividends and other distributions shall be made payable not later than the date determined by our board of directors. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse, and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware

Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding share of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including share of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

Shareholder Vote on Certain Reorganizations

The Netherlands

Under Dutch law, the approval of the general meeting is required for resolutions of our board of directors regarding a significant change of the identity or character of the Company or its enterprise, such resolutions including in any event: (a) the transfer of the enterprise or practically the entire enterprise to a third party; (b) the conclusion or cancellation of any long-lasting cooperation by the Company or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the Company; and (c) the acquisition or disposal by the Company or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets of the Company according to the consolidated balance sheet of the Company with explanatory notes thereto according to the latest adopted annual accounts.

The absence of such approval shall result in the relevant resolution being null and void but shall not affect the powers of representation of our board of director or directors.

Delaware

Under the DGCL, the vote of a majority of the outstanding share capital entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The DGCL permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the share or of any class or series of share than would otherwise be required.

Under the DGCL, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of the surviving corporation are not changed in the merger and (iii) the number of shares of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s shares outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of share of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of Members of the Board of Directors

The Netherlands

Under Dutch law and our articles of association, we must adopt a remuneration policy for our directors. Such remuneration policy shall be adopted by the general meeting upon the proposal of our board of directors. Pursuant to Dutch law and our articles of association, the remuneration of the individual directors shall be determined by the general meeting, within the limits of the remuneration policy adopted by the general meeting.

Delaware

Under the DGCL, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of U.S. federal securities, as well as exchange requirements.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A Shares, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our Class A Shares prevailing from time to time. Sales of substantial amounts of Class A Shares (including Class A Shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our Class A Shares and our ability to raise additional capital through a future sale of securities.

Upon the closing of this offering, we will have              Class A Shares issued and outstanding (or              Class A Shares if the underwriters exercise their option to purchase additional Class A Shares in full). All of the Class A Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). Upon the closing of this offering, (i) approximately              Class B Shares (or approximately              if the underwriters exercise the option to purchase additional Class A Shares in full) will be held by Altice International and convertible into Class A Shares as described herein and (ii) approximately              Class A Shares (or approximately              if the underwriters exercise the option to purchase additional Class A Shares in full) will be held by the founders and assorted members of management. These Common Shares and all remaining Common Shares that will be outstanding upon closing of this offering (other than the Class A Shares sold in this offering) will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.

As a result of the lock-up agreements described below and the provisions of Rule 144 or Rule 701 under the Securities Act (“Rule 701”), and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional Class A Shares, the Class A Shares that will be deemed “restricted securities” will be available for sale in the public market following the closing of this offering as follows:

•	Class A Shares will be eligible for sale on the date of this prospectus; and

•	Class A Shares will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 180 days after the date of this prospectus.

Lock-Up Agreements

In connection with this offering, we and all of the selling shareholders, including all of our directors, executive officers and the holders of all of our Class B Shares, have agreed with the representatives of the underwriters, subject to certain exceptions, not to dispose of any of our Common Shares or securities convertible into or exchangeable for Common Shares during the period from the date of the lock-up agreement continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs Bank Europe SE and Morgan Stanley & Co. LLC. See “Underwriting.” Following the lock-up periods set forth in the agreements described above, and assuming that Goldman Sachs Bank Europe SE and Morgan Stanley & Co. LLC do not release any parties from these agreements, all of the Common Shares that are held by these parties as at the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

Rule 144

Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the U.S., to U.S. persons or through U.S. securities markets.

In general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months but less than a year, including the holding period of any prior owner other than one of our “affiliates”, is entitled to sell such securities in the U.S. public market without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the securities proposed to be sold for at least one year, including the holding period of any prior owner other than one of our “affiliates”, then such person is entitled to sell such securities in the public market without complying with any of the requirements of Rule 144.

Additionally, in general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates”, as defined in Rule 144, who have beneficially owned the securities proposed to be sold for at least six months are entitled to sell in the public market, and within any three-month period, a number of those securities that does not exceed the greater of:

•	1% of the number of Class A Common Shares then outstanding, which will equal approximately immediately after this offering; or

•	the average weekly trading volume of our Class A Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares acquired pursuant to Rule 701 in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who, prior to the closing of this offering, purchased or may purchase shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all shares of Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the Class A Shares offered hereby for sale at the initial public offering price to our directors and officers, our employees, and certain directors, officers and employees of the Altice group. The sales will be made by Morgan Stanley & Co. LLC, an underwriter of this offering, and its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other Class A Shares offered hereby. Any shares purchased by our directors and officers in the directed share program will be subject to a 180-day lock-up period, and any shares purchased by other persons in our directed share program will be subject to a 35-day lock-up period.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the U.S., provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the U.S. (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our Class A Shares may be sold outside the U.S. without registration in the U.S. being required.

Form S-8 Registration Statements

Following the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register our Class A Shares subject to share options outstanding or reserved for issuance under our 2021 SOP. The registration statement on Form S-8 will become effective automatically upon filing. Class A Shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement with Altice International and our founders. This agreement will provide to Altice International an unlimited number of “demand” registrations for the registration of the sale of our Class A Shares in the minimum aggregate amount of $75,000,000. Additionally, the agreement will provide customary “piggyback” registration rights to Altice International and we will be obligated to file a shelf registration statement once we are eligible to register on Form F-3. Our founders will be able to request participation in any registrations in which Altice International participates. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify Altice International and any other selling shareholders against certain liabilities which may arise under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the Class A Shares. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the Class A Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof, in each case as in effect as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the IRS or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new or amended U.S. Treasury regulations, Code sections, judicial and administrative interpretations or otherwise.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE CLASS A SHARES.

Material U.S. Federal Income Tax Considerations to U.S. Holders

The summary in this section applies only to U.S. Holders (as defined below) that purchase Class A Shares in this offering and hold the Class A Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	dealers or traders in securities or currencies that use a mark-to-market method of accounting;

•	tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;

•	persons holding the Class A Shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;

•	persons purchasing or selling the Class A Shares as part of a wash sale for U.S. federal income tax purposes;

•	U.S. expatriates;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	an S corporation or any entity or arrangement classified as a partnership for U.S. federal income tax purposes or investors therein;

•	persons who own or are deemed to own, directly or constructively, 10% or more of the value or voting power of the shares of the Company;

•	persons holding the Class A Shares in connection with a trade or business conducted outside the U.S.; or

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Class A Shares being taken into account in an applicable financial statement.

As used herein, “U.S. Holder” means a beneficial owner of Class A Shares that is (i) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes (which includes a “green card holder”), (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the Class A Shares generally will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in the Class A Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the Class A Shares.

Distributions on the Class A Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company to a U.S. Holder with respect to the Class A Shares (including the amount of any Dutch taxes withheld therefrom) generally will be included in such holder’s gross income as non-U.S. source dividend income in the year actually or constructively received, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, would be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Class A Shares and thereafter as capital gain. However, as a non-U.S. company, the Company is not expected to maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Any dividends that the Company pays will not be eligible for the dividends-received deduction allowed to certain corporate U.S. Holders.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be eligible to be taxed at favorable rates applicable to “qualified dividend income”, provided that (1) the Class A Shares are readily tradable on an established securities market in the U.S. or the Company is eligible for the benefits of a qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain minimum holding period and other requirements are met. Pursuant to IRS authority, the Class A Shares should be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on Nasdaq and we therefore expect that dividends will be qualified dividend income if the minimum holding period and other requirements are met. U.S. Holders are urged to consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the Class A Shares.

Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, Dutch tax withheld with respect to distributions made on the Class A Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Dutch withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Class A Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the Class A Shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Class A Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the Class A Shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the Class A Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

PFIC Rules

The taxation of U.S. Holders will depend on whether the Company is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. corporation will be a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on the Company’s income, assets and business activities, the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2021 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position.

If the Company were to be treated as a PFIC in any taxable year, in addition to certain form filing requirements, U.S. Holders of the Class A Shares generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) under the PFIC excess distribution rule on any “excess distributions” received from the Company and on any gain realized from a sale or other disposition of the Class A Shares, regardless of whether the Company continues to be a PFIC in the year such distribution is received or gain is realized. A U.S. Holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the Class A Shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period in the Class A Shares). Gain on the disposition of the Class A Shares will be subject to taxation in the same manner as an excess distribution (including taxation at ordinary income rates), described immediately above.

If, contrary to current expectations, the Company was a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election) may be available to U.S. Holders with respect to the Class A Shares that may mitigate some of the adverse tax consequences resulting from PFIC treatment.

U.S. Holders are urged to consult their own tax advisors concerning the Company’s PFIC status and the consequences to them of the treatment of the Company as a PFIC for any taxable year.

Information with Respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets”, generally with an aggregate value in excess of $50,000 are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold Class A Shares. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Class A Shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the Class A Shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the Class A Shares within the U.S. unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. Holders are urged to consult their tax advisors regarding the backup withholding tax and information reporting rules.

Material U.S. Federal Income Tax Considerations to Non-U.S. Holders

For the purposes of the discussion below, a “Non-U.S. Holder” is a beneficial owner of Class A Shares that is not a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Taxation of Dividends

Dividends paid to a Non-U.S. Holder in respect of Class A Shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business within the U.S., and, if required by an applicable income tax treaty as a condition for subjecting the Non-U.S. Holder to U.S. taxation on a net income basis, the dividends are attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S. In such cases a Non-U.S. Holder will be taxed in the same manner as a U.S. Holder. If a Non-U.S. Holder is a corporate Non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if it is eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

A Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of the Class A Shares unless the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the U.S., and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. taxation on a net income basis, the gain is attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S., or the Non-U.S. Holder is an individual, is present in the U.S. for 183 or more days in the taxable year of the sale and certain other conditions exist. If a Non-U.S. Holder is a corporate Non-U.S. Holder, “effectively connected” gains it recognizes may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if it is eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting

A Non-U.S. Holder is exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to the Non-U.S. Holder outside the U.S.; and

•

other dividend payments and the payment of the proceeds from the sale of Class A Shares effected at a U.S. office of a broker, as long as the income associated with such payments is otherwise exempt from U.S. federal income tax; and:

○	the payor or broker does not have actual knowledge or reason to know that the holder is a U.S. person and the Non-U.S. Holder has furnished the payor or broker:

–	an IRS Form W-8BEN or W-8BEN-E, as applicable, or an acceptable substitute form upon which the Non-U.S. Holder certifies, under penalties of perjury, that the holder is a non-U.S. person; or

–	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury Regulations; or

○	the Non-U.S. Holder otherwise establishes an exemption.

Payment of the proceeds from the sale of Class A Shares effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale of Class A Shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by a Non-U.S. Holder in the U.S.;

•	the payment of proceeds or the confirmation of the sale is mailed to the Non-U.S. Holder at a U.S. address; or

•

the sale has some other specified connection with the U.S. as provided in Treasury Regulations, unless the broker does not have actual knowledge or reason to know that the holder is a U.S. person and the documentation requirements described above are met or the holder otherwise establishes an exemption.

In addition, a sale of Class A Shares will be subject to information reporting, but not backup withholding, if it is effected at a foreign office of a broker that is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

○	one or more of its partners are “U.S. persons,” as defined in Treasury Regulations, which in the aggregate hold more than 50% of the income or capital interest in the partnership; or

○

such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that the person is a U.S. person and the documentation requirements described above are met or the person otherwise establishes an exemption.

CERTAIN DUTCH TAX CONSIDERATIONS

The following summary outlines the principal Dutch tax consequences of the acquisition, holding, settlement, redemption and disposal of the Class A Shares. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a holder of Class A Shares (a “Shareholder”). For Dutch tax purposes, a Shareholder may include an individual or entity not holding the legal title to the Class A Shares, but to whom, or to which, the Class A Shares are, or the income from the Class A Shares is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the Class A Shares or on specific statutory provisions. These include statutory provisions attributing Class A Shares to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Class A Shares.

This summary is intended as general information only. Prospective Shareholders should consult their own tax advisor regarding the tax consequences of any acquisition, holding or disposal of Class A Shares.

This summary is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this prospectus, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

Any reference in this summary made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the State of the Netherlands (Belastingregeling voor het land Nederland), the Tax Regulations for the Netherlands and Curacao (Belastingregeling Nederland Curaçao), the Tax Regulations for the Netherlands and St. Maarten (Belastingregeling Nederland Sint Maarten) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

This summary does not describe any Dutch tax considerations or consequences that may be relevant where a Shareholder:

(i)	is an individual and the Shareholder’s income or capital gains derived from the Class A Shares are attributable to employment activities, the income from which is taxable in the Netherlands;

(ii)

has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a Shareholder has a substantial interest in the Company if the Shareholder, alone or, in case of an individual, together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the Shareholder or the partner, owns or holds, or is deemed to own or hold Class A Shares or certain rights to Class A Shares, including rights to directly or indirectly acquire Class A Shares, directly or indirectly representing 5% or more of the Company’s issued capital as a whole or of Class A Shares or profit participating certificates (winstbewijzen) relating to 5% or more of the Company’s annual profits or 5% or more of the Company’s liquidation proceeds;

(iii)

is an entity that, although it is in principle subject to Dutch corporate income tax under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the “CITA”), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in Section 5 of the CITA and a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a of the CITA);

(iv)	is an investment institution (beleggingsinstelling) as described in Section 28 of the CITA;

(v)

is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Class A Shares (as defined in Section 13 of the CITA). Generally, a Shareholder is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in the Company; or

(vi)

that is an entity which is a resident of Aruba, Curacao or St. Maarten and fully or partly conducts a business through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in Bonaire, Sint Eustatius or Saba to which the Class A Shares are attributable.

Withholding Tax

A Shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by the Company. Generally, the Company is responsible for the withholding of such dividend withholding tax at source.

Dividends distributed by the Company include, but are not limited to:

(i)	distributions of profits in cash or in kind, whatever they be named or in whatever form;

(ii)

proceeds from the liquidation of the Company or proceeds from the repurchase of Class A Shares by the Company, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii)

the par value of the Class A Shares issued to a Shareholder or an increase in the par value of the Class A Shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)	partial repayment of paid-in capital, that is:

○	not recognized for Dutch dividend withholding tax purposes, or

○

recognized for Dutch dividend withholding tax purposes, to the extent that the Company has “net profits” (zuivere winst), unless (a) the general meeting has resolved in advance to make this repayment, and (b) the par value of the Class A Shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of the Company. The term “net profits” includes anticipated profits that have yet to be realized.

If a Shareholder is resident or deemed to be resident in the Netherlands, such Shareholder is generally entitled to a credit for any Dutch dividend withholding tax against his Dutch tax liability and to a refund of any residual Dutch dividend withholding tax.

Depending on specific circumstances, a Shareholder resident in a country other than the Netherlands may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch law, European Union law, or treaties for the avoidance of double taxation.

A Shareholder that is resident (i) in a member state of the European Union, or (ii) in a state that is a party to the Agreement on the European Economic Area (“EEA”; Iceland, Liechtenstein or Norway), or (iii) in a designated third state with which the Netherlands has agreed to an arrangement for the exchange of information on tax matters, is entitled to a full or partial refund of Dutch dividend withholding tax incurred in respect of the Class A Shares if the final tax burden in respect of the dividends distributed by the Company of a comparable Dutch resident shareholder is lower than the withholding tax incurred by the non-Dutch resident Shareholder. The refund is granted upon request, and is subject to conditions and limitations. No entitlement to a refund exists if the disadvantage for the non-Dutch resident Shareholder is entirely compensated in his state of residence under the provisions of a treaty for the avoidance of double taxation concluded between his or her state of residence and the Netherlands.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by the Company is not considered to be the beneficial owner (uiteindelijk gerechtigde) of those dividends.

The Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “DWTA”) provides for a non-exhaustive negative description of a beneficial owner. According to the DWTA, a Shareholder will not be considered the beneficial owner of the dividends if as a consequence of a combination of transactions:

(i)	a person other than the Shareholder wholly or partly, directly or indirectly, benefits from the dividends;

(ii)	whereby this other person retains or acquires, directly or indirectly, an interest similar to that in the Class A Shares on which the dividends were paid; and

(iii)	that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the Shareholder.

Taxes on Income and Capital Gains

Residents of the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following Shareholders:

(i)	individuals who are resident or deemed to be resident in the Netherlands (“Dutch Resident Individuals”); and

(ii)	entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“Dutch Resident Corporate Entities”).

Dutch Resident Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Resident Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.50% on any benefits derived or deemed to be derived from the Class A Shares, including any capital gains realized on any disposal of the Class A Shares, where those benefits are attributable to:

(i)

an enterprise from which a Dutch Resident Individual derives profits, whether as an entrepreneur (ondernemer) or by being co-entitled (medegerechtigde) to the net worth of this enterprise other than as an entrepreneur or shareholder; or

(ii)	miscellaneous activities, including activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).

Dutch Resident Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities and not having a substantial, or fictitious substantial, interest

Generally, the Class A Shares held by a Dutch Resident Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the Class A Shares are not attributable to that enterprise or miscellaneous activities, will be subject to an annual income tax imposed on a fictitious yield on the Class A Shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the Class A Shares, is set at a percentage of the positive balance of the fair market value of these assets, including the Class A Shares, and the fair market value of these liabilities. The percentage increases:

(i)	from 1.8978% over the first EUR 50,000 of such positive balance;

(ii)	to 4.5014% over any excess positive balance between EUR 50,000.01 up to and including EUR 950,000; and

(iii)	to a maximum of 5.69% over any excess positive balance of EUR 950,000.01 or higher.

The percentages under (i) to (iii) will be reassessed each year and the amounts under (i) to (iii) will be adjusted for inflation each year. No taxation occurs if this positive balance does not exceed a certain threshold (heffingvrij vermogen). The fair market value of assets, including the Class A Shares, and liabilities that are taxed under this regime is measured once in each calendar year on 1 January. The tax rate under the regime for savings and investments is a flat rate of 31%.

Dutch Resident Corporate Entities

Dutch Resident Corporate Entities are generally subject to corporate income tax at statutory rates up to 25% on any benefits derived or deemed to be derived from the Class A Shares, including any capital gains realized on their disposal.

Non-Residents of the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following Shareholders:

(i)	individuals who are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Individuals”); and

(ii)	entities that are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Corporate Entities”).

Non-Dutch Resident Individuals

A Non-Dutch Resident Individual will not be subject to any Dutch taxes on income or capital gains derived from the purchase, ownership and disposal or transfer of the Class A Shares, other than withholding tax as described above, unless:

(i)

the Non-Dutch Resident Individual derives profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Class A Shares are attributable;

(ii)

the Non-Dutch Resident Individual derives benefits from miscellaneous activities carried on in the Netherlands in respect of the Class A Shares, including activities which are beyond the scope of active portfolio investment activities; or

(iii)

the Non-Dutch Resident Individual is entitled to a share, other than by way of securities, in the profits of an enterprise, which is effectively managed in the Netherlands and to which the Class A Shares are attributable.

Non-Dutch Resident Corporate Entities

A Non-Dutch Resident Corporate Entity will not be subject to any Dutch taxes on income or capital gains derived from the purchase, ownership and disposal or transfer of the Class A Shares, other than withholding tax as described above, unless:

(i)

the Non-Dutch Resident Corporate Entity derives profits from an enterprise, which is fully or partly carried on through a permanent establishment or a permanent representative in the Netherlands to which the Class A Shares are attributable; or

(ii)

the Non-Dutch Resident Corporate Entity is entitled to a share, other than by way of securities, in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which the Class A Shares are attributable.

Under certain specific circumstances, Dutch taxation rights may be restricted for Non-Dutch Resident Individuals and Non-Dutch Resident Corporate Entities pursuant to treaties for the avoidance of double taxation.

Dutch Gift Tax or Inheritance Tax

No Dutch gift tax or inheritance tax is due in respect of any gift of the Class A Shares by, or inheritance of the Class A Shares on the death of, a Shareholder, unless:

(i)	the Shareholder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the Shareholder;

(ii)

the Shareholder dies within 180 days after the date of the gift of the Class A Shares and was, or was deemed to be, resident in the Netherlands at the time of the Shareholder’s death but not at the time of the gift; or

(iii)	the gift of the Class A Shares is made under a condition precedent and the Shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

Other Taxes and Duties

No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the Shareholder by reason only of the purchase, ownership and disposal of the Class A Shares.

Residency

A Shareholder will not become a resident or deemed resident of the Netherlands by reason only of holding the Class A Shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Goldman Sachs Bank Europe SE, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase and the selling shareholders have agreed to sell to them, severally, the number of Class A Shares indicated below:

Name	Number of Class A Shares
Goldman Sachs Bank Europe SE
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
JMP Securities LLC
Raymond James & Associates, Inc.
William Blair & Company, LLC
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Class A Shares subject to their acceptance of the Class A Shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A Shares offered by this prospectus if any such Class A Shares are taken. However, the underwriters are not required to take or pay for the Class A Shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the Class A Shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the Class A Shares, the offering price and other selling terms may from time to time be varied by the representatives.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional Class A Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A Shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A Shares listed next to the names of all underwriters in the preceding table.

At our request, the underwriters have reserved up to 5% of the Class A Shares offered hereby for sale at the initial public offering price to our directors and officers, our employees, and certain directors, officers and employees of the Altice group. The sales will be made by Morgan Stanley & Co. LLC, an underwriter of this offering, and its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other Class A Shares offered hereby. Any shares purchased by our directors and officers in the directed share program will be subject to a 180-day lock-up period, and any shares purchased by other persons in our directed share program will be subject to a 35-day lock-up period.

The underwriting fee is equal to the public offering price per Class A Share less the amount paid by the underwriters to us and the selling stockholders per Class A Share. The underwriting fee is $     per Class A Share. The following table shows the per Class A Share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional Class A Shares.

	Without option exercise	With full option exercise
Per Class A Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     million. The underwriters have agreed to reimburse the Company for certain expenses related to the offering, for an amount up to $            .

We have applied to list our Class A Shares on Nasdaq under the symbol “TEAD”.

We and all of our selling shareholders, including all of our directors, executive officers and the holders of all of our Class B Shares, have agreed that, without the prior written consent of Goldman Sachs Bank Europe SE and Morgan Stanley & Co. LLC, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares;

•	file any registration statement with the SEC relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares,

whether any such transaction described above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Goldman Sachs Bank Europe SE and Morgan Stanley & Co. LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of Class A Shares to the underwriters;

•	transactions involving Common Shares in connection with the corporate reorganization as described in “Prospectus Summary—Corporate Reorganization,” if any;

•

transfers of Common Shares (i) as bona fide gift or gifts; (ii) by will or intestacy; (iii) to a trust for the direct or indirect benefit of the parties to the lock-up agreement or their certain immediate family members; (iv) to any immediate family member (not for value); (v) to a partnership, limited liability company or other entity wholly-owned by a party to the lock-up agreement or an immediate family member thereof (not for value); or (vi) to a nominee or custodian of a person or entity permitted by (i) to (v) above;

•

where the parties to the lock-up agreement are a corporation, partnership, or other business entity, transfers or distributions of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares to members, partners, stockholders or affiliates of the parties to the lock-up agreement (other than the Company and its controlled affiliates);

•	transfers pursuant to a domestic order, divorce settlement, divorce decree or separation agreement;

•

transactions by any person other than us relating to Common Shares acquired in open market transactions after the closing of the offering; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of Common Shares or other securities acquired in such open market transactions;

•

tenders, sales or other transfers of Common Shares pursuant to a bona fide third-party takeover bid made to all holders of Common Shares or any other acquisition, merger, consolidation or similar transaction whereby a majority of total voting power of the voting stock of the Company is acquired by a third party (provided that if such transaction is not consummated, the subject Common Shares shall remain subject to the lock-up restrictions) in one transaction or a series of related transactions that occur after the closing of the offering, in each case, approved by the board of directors of the Company; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the restricted period.

Goldman Sachs Bank Europe SE and Morgan Stanley & Co. LLC, in their sole discretion, may release the Common Shares and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements.

Lock-Up Expiration

All Common Shares subject to lock-up agreements will be released 180 days after the date of this prospectus. We will announce the lock-up expiration date through a press release or Form 8-K at least two full trading days before it is effective.

In order to facilitate the offering of the Class A Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Shares. Specifically, the underwriters may sell more Class A Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A Shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing Class A Shares in the open market. In determining the source of Class A Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Class A Shares compared to the price available under the over-allotment option. The underwriters may also sell Class A Shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A Shares in the open market to stabilize the price of the Class A Shares. These activities may raise or maintain the market price of the Class A Shares above independent market levels or prevent or retard a decline in the market price of the Class A Shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Class A Shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A Shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the Class A Shares, or that the Class A Shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no Class A Shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Class A Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any Class A Shares at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Class A Shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Class A Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Canada

The Class A Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A Shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities in Switzerland. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Class A Shares.

Accordingly, the Class A Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Class A Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Class A Shares. The Class A Shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Class A Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Class A Shares. The Class A Shares may only be transferred en bloc without subdivision to a single investor.

Hong Kong

The Class A Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Shares may not be circulated or distributed, nor may the Class A Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Class A Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the Class A Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the Class A Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the Class A Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the Class A Shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Kingdom

In relation to the United Kingdom, no Class A Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Class A Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any Class A Shares at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the Class A Shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. For the purposes of this provision, the expression an “offer to the public” in relation to the Class A Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any Class A Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A Shares, and the expression “UK Prospectus Regulation” means the United Kingdom version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES OF THIS OFFERING

The following table sets forth the costs and expenses, other than the underwriting commission, payable by us in connection with the sale of the shares being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fees.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

LEGAL MATTERS

The validity of the Class A Shares offered by this prospectus will be passed upon for us by De Brauw Blackstone Westbroek, Amsterdam, the Netherlands. Certain legal matters will be passed upon for us by Shearman & Sterling LLP, New York, New York and Mayer Brown LLP, New York, New York, acting as special U.S. tax counsel. Certain legal matters will be passed upon for the underwriters by Ropes & Gray LLP, New York, New York.

EXPERTS

Teads S.A.’s financial statements as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this prospectus have been audited by Deloitte Audit S.à r.l., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Audit S.à r.l are located at 20, Boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg.

CHANGE IN THE REGISTRANT’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

As a result of the change in domicile of the public parent company, in July 2021, we informed Deloitte Audit S.à r.l. (the “Predecessor Auditor”) that it would cease to serve as our independent registered public accountant effective upon the completion of the review of the financial statements for the three and six months ended June 30, 2021 for Teads N.V. See “Prospectus Summary—Corporate Reorganization” for additional information. The Predecessor Auditor will review the financial statements for the three and six months ended June 30, 2021 for Teads N.V.

Prior to the closing of this offering, our general meeting is expected to appoint KPMG Accountants N.V. (the “Successor Auditor”) as our Dutch statutory external auditor for the audit of the annual accounts for the 2021 fiscal year up to and including the 2023 fiscal year for Teads N.V. As of the date of this prospectus, the Successor Auditor is in the process of its standard client evaluation procedures and has not yet accepted the engagement.

The Predecessor Auditor’s audit reports on the financial statements of Teads S.A. for the fiscal years ended December 31, 2019 and 2020 contained no adverse opinions or disclaimers of opinions, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2019 and 2020, and through the interim period ended June 30, 2021, there were no “disagreements” (as such term is defined in Item 16F(a)(1)(iv) and the related instructions of Form 20-F) with the Predecessor Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of the Predecessor Auditor would have caused it to make reference thereto in its reports on the financial statements for such periods.

During the fiscal years ended December 31, 2019 and 2020, and through the interim period ended June 30, 2021, there were no “reportable events” (as such term is defined in Item 16F(a)(1)(v) of Form 20-F) aside from the material weaknesses related to internal controls over financial reporting discussed in “Risk Factors — As a result of becoming a public company in the U.S., we will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act”, which the Company is in the process of remediating. Please see “Risk Factors—As a result of becoming a public company in the U.S., we will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act” for more information.

We have authorized the Predecessor Auditor to respond fully and without limitation to all requests of the Successor Auditor concerning all matters related to the audited and/or reviewed period by the Predecessor Auditor.

During the years ended December 31, 2020 and 2019 and through the interim period ended March 31, 2021, the Company or anyone on its behalf did not consult with the Successor Auditor with respect to (i) any matter regarding the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 16F of Form 20-F).

We provided a copy of the above statements to the Predecessor Auditor and requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosure. A copy of that letter, dated July 6, 2021, is filed as an exhibit to the registration statement of which this prospectus is a part.

ENFORCEMENT OF CIVIL LIABILITIES

Our company will be a naamloze vennootschap, or N.V., organized under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands. A majority of its directors and senior management currently reside outside the U.S. All or a substantial portion of its assets and the assets of these individuals are located outside the U.S. As a result, it may not be possible for you to effect service of process within the U.S. upon non-U.S. resident directors or upon our company, or it may be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against our company, but, if it were not to do so, you would have to apply to a Dutch court for an original judgment. Consequently, it could prove difficult to enforce civil liabilities solely based on U.S. securities law in the Netherlands.

In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may not be enforceable in the Netherlands.

A judgment in a civil or commercial matter rendered by a U.S. court cannot be enforced in the Netherlands. However, if a person has obtained a final judgment without appeal in such a matter rendered by a U.S. court which is enforceable in the U.S., the Dutch court will generally recognize and give effect to the judgment insofar as it finds that:

•	the jurisdiction of the U.S. court has been based on an internationally accepted ground;

•	proper legal procedures have been observed;

•	the final judgment does not contravene Dutch public policy; and

•	the final judgment is not irreconcilable with a judgment of a Dutch court or an earlier judgment of a foreign court that is capable of being recognized in the Netherlands.

If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Shareholders may originate actions in the Netherlands based upon applicable Dutch laws.

In the event that a third party is liable to our company, only the company itself can bring civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to our company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach – often on the basis of such declaratory judgment – a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party.

An individual injured party may also itself institute a civil claim for damages.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the Class A Shares offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Teads N.V. and the Class A Shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, or to use Form 10-K to file our annual reports, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F after the end of our fiscal year. Our annual consolidated financial statements will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and audited by an independent registered public accounting firm.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.

Report of Independent Registered Public Accounting Firm

Deloitte Audit Société à responsabilité limitée 20 Boulevard de Kockelscheuer L-1821 Luxembourg Tel: +352 451 451 www.deloitte.lu

To the Board of Directors of Altice Temp BV

Danzigerkade 15B,

1013 AP Amsterdam

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Altice Temp BV (the “Company”) as of May 14, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 14, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Audit S.à r.l.

Luxembourg, Grand Duchy of Luxembourg

June 16, 2021

We have served as the Company’s auditor since 2021

Altice Temp B.V.

1.	Statement of Financial Position

Statement of Financial Position (€)	Notes	As of May 14, 2021
Non-current assets		–
Total non-current assets		–

Cash and cash equivalents		0.01
Total current assets		0.01

Total assets		0.01

Shareholder’s equity
Share capital		0.01
Total equity		0.01

Current liabilities		–
Total current liabilities		–

Total equity and liabilities		0.01

Altice Temp B.V.

Notes to the financial statements

2.	Notes to the financial statements

2.1.	About Altice Temp B.V.

Altice Temp B.V. (the “Company”) was incorporated in the Netherlands on May 14, 2021. The Company’s intended business activity is the holding of the Teads group, as part of a plan to reorganize its shareholding structure. To date, the Company has not commenced operations. It is expected that the Company will be renamed Teads B.V. and will then be converted into a public company and renamed Teads N.V. The Company will commence operations shortly prior to the closing of the initial public offering of the Company’s shares.

The address of the Company is Danzigerkade 15B, 1013 AP Amsterdam, the Netherlands. It is registered with the Dutch Chamber of Commerce under number 82833680. The sole shareholder of the Company is Altice Teads S.A. and the ultimate controlling shareholder of the Company is Patrick Drahi (via Next Alt S.à r.l., “Next Alt”); since May 14, 2021, Next Alt indirectly holds 89.77% of the share capital of the Company.

The Company has issued one share which a nominal value of one eurocent (EUR 0.01) that was fully paid.

2.2.	Basis of presentation

The statement of financial position has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and with the Netherlands Civil Code, Part 9 of Book 2, article 362.9. Separate Statements of Income and Comprehensive Income, Changes in Shareholder’s Equity and Cash Flows have not been presented as there have been no activities for the Company to date.

These financial statements were approved and authorized for issue by the management board on June 15, 2021.

2.3.	Financial reporting period

The company-only accounts cover the opening balance sheet, which was May 14, 2021.

2.4.	Functional and presentation currency

The company-only accounts are presented in euros (‘€’), which is the Company’s functional currency.

2.5.	Cash and cash equivalents

Cash is measured at nominal value. Restricted cash is not considered as a component of cash since such balances are not held for the purposes of meeting short-term cash commitments.

2.6.	Subsequent events

On June 9, 2021, the Boards of Directors of the Company, Yosemite 1 S.A. and Yosemite 2 S.A. have drawn up common draft terms of cross-border merger for the merger of Yosemite 1 S.A. and Yosemite 2 S.A. (the “Disappearing Companies”) with and into the Company, as a result of which (i) the Company shall acquire all the assets and liabilities of the Disappearing Companies by universal title of succession, (ii) the Company shall, by operation of law, allot shares in its share capital to the shareholders of the Disappearing Companies and (iii) the Disappearing Companies shall cease to exist. This is still subject to finalization of the legal process.

Teads S.A.

Unaudited Condensed Interim Consolidated Statements of Operations

(in thousands of USD)	Three months ended March 31, 2021	Three months ended March 31, 2020	Note no.
Revenue	126,592	95,566	9
Cost of revenue	(56,753)	(60,128)
Technology and development expenses	(3,917)	(3,875)
Sales and marketing expenses	(21,722)	(20,629)
General and administrative expenses	(7,058)	(5,415)
Profit from operations	37,142	5,519

Finance income / (cost)	690	(4,523)	10
Profit before tax	37,832	996

Income tax expense	(9,809)	(2,041)	11
Profit / (loss) for the period	28,023	(1,045)

Attributable to non-controlling interests	(3)	(1)
Attributable to equity holders of the parent	28,027	(1,044)

Earnings per share (in USD)
Basic	56.03	(2.09)	6.2
Diluted	44.00	(2.09)	6.2

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Teads S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of USD)	Three months ended March 31, 2021	Three months ended March 31, 2020
PROFIT / (LOSS) FOR THE PERIOD	28,023	(1,045)

Items that may be reclassified subsequently to profit or loss
Foreign exchange differences on translation of foreign operations	(7,134)	(4,309)
OTHER COMPREHENSIVE INCOME	(7,134)	(4,309)

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD	20,890	(5,355)

Attributable to equity holders of the Company	20,893	(5,354)
Attributable to the non-controlling interests	(3)	(1)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Teads S.A.

Unaudited Condensed Interim Consolidated Balance Sheets

ASSETS (in thousands of USD)	As of March 31, 2021	As of December 31, 2020	Note no.
Goodwill	38,963	40,538	4
Intangible assets	10,048	9,804
Right-of-use assets	24,711	23,494
Property, plant and equipment	6,047	6,352
Financial assets	194,958	169,590	5
Deferred tax assets	3,272	4,089
Non-current assets	277,999	253,867
Trade receivables	194,765	250,038	2.2
Other receivables	20,216	26,803
Cash and cash equivalents	53,087	58,390
Current assets	268,069	335,231
TOTAL ASSETS	546,068	589,098

EQUITY AND LIABILITIES (in thousands of USD)	As of March 31, 2021	As of December 31, 2020	Note no.
Share capital	17,379	17,379	6
Share premium	115,691	115,691	6
Retained earnings	254,841	226,815	6
Reserves	(22,620)	(15,487)	6
Equity attributable to owners of the Company	365,290	344,397	6
Non-controlling interests	7	10
Total equity	365,297	344,407
Long term borrowings	–	19	7
Lease liabilities	22,303	21,458	7
Non-current provisions	1,982	2,084
Deferred tax liabilities	184	154
Other non-current liabilities	54	54
Non-current liabilities	24,523	23,769
Trade and other payables	89,015	135,664	2.2
Short-term borrowings	49	243	7
Lease liabilities	4,578	4,045	7
Current tax liabilities	14,481	21,371
Contract liabilities	2,698	5,153
Other current liabilities	45,426	54,446
Current liabilities	156,247	220,922
TOTAL EQUITY AND LIABILITIES	546,068	589,098

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Teads S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

				Reserves
(In thousands of USD)	Share capital	Share premium	Retained earnings	Employee benefits	Foreign currency translation	Group interest	Non- controlling interests	Total of equity
Balance as at December 31, 2020	17,379	115,691	226,815	(1,588)	(13,899)	344,397	10	344,407

Profit for the period	–	–	28,027	–	–	28,027	(3)	28,023
Other comprehensive loss	–	–	–	–	(7,134)	(7,134)	–	(7,134)

Comprehensive income for the period	–	–	28,027	–	(7,134)	20,892	(3)	20,889

Balance as at March 31, 2021	17,379	115,691	254,841	(1,588)	(21,032)	365,290	7	365,297

				Reserves
(In thousands of USD)	Share capital	Share premium	Retained earnings	Employee benefits	Foreign currency translation	Group interest	Non- controlling interests	Total of equity
Balance as at January 1, 2020	17,379	115,691	114,935	(1,166)	(28,369)	218,470	4	218,474

Profit / (loss) for the period	–	–	(1,044)	–	–	(1,044)	(1)	(1,045)
Other comprehensive loss	–	–	–	–	(4,309)	(4,309)	–	(4,309)

Comprehensive loss for the period	–	–	(1,044)	–	(4,309)	(5,353)	(1)	(5,354)

Balance as at March 31, 2020	17,379	115,691	113,891	(1,166)	(32,678)	213,116	3	213,119

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Teads S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(in thousands of USD)	Three months ended March 31, 2021	Three months ended March 31, 2020
Profit/(loss) for the period	28,023	(1,045)
Adjustments for:
Depreciation and amortization	3,580	1,290
Gain sale of property, plant and equipment	1	–
Income tax expense	9,809	2,041
Finance cost	319	133
Changes in operating assets and liabilities:	(9,712)	8,297
Trade receivables	50,273	47,333
Business taxes receivables	5,119	5,477
Accounts payable: advances and down-payments	(732)	(1,177)
Prepayments	61	4,969
Other receivables	727	1,704
Restricted cash	10	(129)
Accounts payable	(44,606)	(26,238)
Social security liabilities	(385)	(4,960)
Tax paid	(15,280)	(11,397)
VAT and other tax liabilities	(5,951)	(7,549)
Other liabilities	1,052	262
CASH FLOW FROM OPERATING ACTIVITIES	32,021	10,716

Acquisition of assets	(2,024)	(2,530)
Intangible assets	(1,759)	(1,757)
Property, plant and equipment	(264)	(773)
Change in loans and advances granted	(32,153)	(7,482)
CASH FLOW FROM INVESTING ACTIVITIES	(34,176)	(10,012)

Decrease in borrowings included lease payments	(1,589)	(1,233)
Financial interest paid	(353)	(366)
CASH FLOW FROM FINANCING ACTIVITIES	(1,942)	(1,598)

CHANGE IN CASH AND CASH EQUIVALENTS	(4,096)	(894)

Cash and cash equivalents on opening	58,390	20,951
Cash and cash equivalents at closing	53,087	18,979
Effect of exchange-rate changes	(1,206)	(1,078)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Teads S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of and for the three-month period ended March 31, 2021

1	About the Teads Group

Teads S.A. (the “Company”) is the parent company of the Teads group (the “Group”). The Company was incorporated under Luxembourg laws in 2006, with its registered office located at 5, rue de la Boucherie, L-1247 Luxembourg, Grand Duchy of Luxembourg.

The Group operates a cloud-based, end-to-end technology platform that enables programmatic advertising for the Open Web. Teads’ platform powers a global, curated ecosystem connecting quality advertisers and agencies with quality publishers. As an end-to-end platform, the Group built deep partnerships with both the demand and supply sides of digital advertising. For advertisers, its platform offers a single access point to buy the inventory of many of the world’s best publishers. Through exclusive partnerships with these premium publishers, the Group enables advertisers to reach 1.9 billion monthly unique users, while improving the efficiency, quality and cost of digital ad transactions. The Group provides the technology required to monetize publishers’ most valuable ad inventory programmatically. By connecting both sides through its integrated platform, known as the Teads Global Media Platform, the Group solves the digital, programmatic advertising industry’s most significant problems related to fragmentation inefficiencies, inflated digital advertising costs and quality and scale of inventory.

2	Accounting policies

2.1.	Basis of preparation

The Condensed Interim Consolidated Financial Statements of the Group as of March 31, 2021 and for the three-month period then ended (the “Condensed Interim Consolidated Financial Statements”) were approved by the Board of Directors of the Company (the “Board of Directors”) and authorized for issue on June 15, 2021.

The Condensed Interim Consolidated Financial Statements as of March 31, 2021 are presented in thousands of United States Dollar (USD), except as otherwise stated, and have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. They should be read in conjunction with the annual consolidated financial statements of the Group and the notes thereto as of and for the year ended December 31, 2020 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) (the “annual consolidated financial statements”).

The accounting policies applied for the Condensed Interim Consolidated Financial Statements as of March 31, 2021 do not differ from those applied in the annual consolidated financial statements, except for the adoption of new standards effective as of January 1, 2021.

These Condensed Interim Consolidated Financial Statements of the Group as of March 31, 2021 have been prepared on a going concern basis.

2.1.1    Standards applicable for the reporting period

The following standards have mandatory application for periods beginning on or after January 1, 2021:

–	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), effective for annual periods beginning on or after January 1, 2021.

Teads S.A.

The application of the Interest Rate Benchmark Reform – Phase 2 had no material impact on the amounts recognized and on the disclosures in these Condensed Interim Consolidated Financial Statements.

2.1.2    Standards and interpretations not applicable as of the reporting date

The Group has not early adopted the following standards and interpretations, for which application is not mandatory for periods starting on January 1, 2021 and that may impact the amounts reported:

•	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture effective date of the amendments has not yet been determined by the IASB;

•	Amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1), effective on or after January 1, 2023;

•	Annual Improvements to IFRS Standards 2018-2020, effective on or after January 1, 2022;

•	Amendments to IAS 16 Property, plant and equipment – Proceeds before Intended Use;

•	Amendments to IAS 37 Onerous contracts – Costs of fulfilling a contract.

The Board of Directors anticipates that the application of those amendments will not have a material impact on amounts reported in respect of the Group’s financial assets and financial liabilities.

2.1.3 Significant accounting judgments and estimates

In the application of the Group’s accounting policies, the Board of Directors is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not clear from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

These judgments and estimates relate principally to deferred taxes, right-of-use assets and lease liabilities.

As of March 31, 2021, there were no changes in the key areas of judgments and estimates.

COVID-19 pandemic

The Group has taken this pandemic situation into account in its estimates, notably those related to the non-current and current assets valuation, including goodwill.

The Group determined that the going concern assumption remains appropriate.

2.2.    Seasonality

The Company’s operations are subject to seasonal fluctuations. Therefore, higher revenue and operating results are usually expected in the fourth quarter, due to the seasonal nature of the Company’s segment and the spending patterns of the customers. This information is provided to allow for a better understanding of the results. However, management has concluded that this is not highly seasonal.

Teads S.A.

Given the above, the Company experienced a decrease between December 31, 2020 and March 31, 2021 in the trade receivables and trade payables, as a result of the lower activity in the three-month period ended March 31, 2021.

3	Significant events

There were no significant events or transactions that occurred during the three-month period ended March 31, 2021, which impacted the scope of consolidation compared to that presented in the annual consolidated financial statements.

4	Goodwill

The change in goodwill from December 31, 2020 to March 31, 2021 consists of the following:

(in thousands of USD)	As of December 31, 2020	Exchange adjustments	As of March 31, 2021
Goodwill	40,538	(1,575)	38,963

Goodwill is reviewed at the level of the unique GCGU annually for impairment and whenever changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill was tested at the CGU/GCGU level for impairment as of December 31, 2020, based on the recoverable amount estimated through its value in use. No impairment indicator was identified in Q1 2021 and no impairment was recorded for the three-month period ended March 31, 2021.

5	Financial assets

The main variation in the financial assets is an addition of 25,438 (net of variation on exchange rates) on the advance payments made to Altice Teads S.A. (the sole shareholder) under the cash management agreement.

6	Equity attributable to owner of the company

6. 1    Share capital

For the three-month period ended March 31, 2021, there were no changes in the issued capital of the Company. The share capital comprised 500,131 fully paid-up ordinary and preference shares, with a par value of €25, representing €12,503 k (USD 17,379). The share premium was €88,076 k (USD 115,691), which was the result of various capital increases and acquisitions since the creation of the Company.

The issued equity is represented by 315,139 shares divided into 286,698 class A ordinary shares and 28,441 class C ordinary shares; 184,992 preference shares divided into 62,320 class A preference shares (including 46,070 class A1 preference shares and 16,250 class 2 preference shares); 59,202 class B preference shares (including 40,917 class B1 preference shares and 18,285 class B2 preference shares); 20,535 class C preference shares and 42,935 class D preference shares.

Ordinary shares:

Ordinary shares are divided into two classes: Class A ordinary shares and Class C ordinary shares. Ordinary shareholders are entitled to propose a list of candidates for the election of six (6) directors.

Teads S.A.

Preference shares:

Preference shares are divided into four classes: Class A preference shares, Class B preference shares, Class C preference shares, Class D preference shares. The holders of preference shares have the same voting rights as the holders of ordinary shares. Each holder of preference shares has one vote for each preference share. The holders of Class A, B and C preference shares are entitled to have one (1) director for each class.

Warrants:

Warrants have been issued since the Company’s inception, entitling their holder to subscribe to a total of 136,662 class A shares.

6.2    Earnings per share

Basic earnings per share (“EPS”)

(In thousands of USD)	As of March 31, 2021	As of March 31, 2020
Profit / (loss) for the period	28,023	(1,045)
Weighted average shares used in basic EPS calculation (k)	500.1	500.1
Reported EPS (USD)	56.03	(2.09)

Diluted EPS

The reconciliation of the weighted average shares can be demonstrated, as follows:

	As of March 31, 2021	As of March 31, 2020
Weighted average shares used in basic EPS calculation (k)	500.1	500.1
Effect of dilutive potential shares:
Warrants (k)	136.7	136.7
Weighted average number of shares for diluted EPS	636.8	636.8

Therefore, the calculation of the diluted EPS can be demonstrated, as follows:

(In thousands of USD)	As of March 31, 2021	As of March 31, 2020
Profit / (loss) for the period	28,023	(1,045)
Weighted average shares used in diluted EPS calculation (k)	636.8	636.8
Diluted reported EPS (USD)	44.00	(2.09)

The basic and diluted earnings per share are the same due to the Group recording a loss for the three-month period ended March 31, 2020. The potential dilutive shares upon creation would have led to an increase of diluted earnings per share.

Teads S.A.

7	Financial debt

7.1     Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows will be classified in the Company’s consolidated statement of cash flows from financing activities.

(in thousands of USD)	As of December 31, 2020	Additions	Payments	Reclassification	Exchange adjustments	As of March 31, 2021
Other loans and similar debts	19	–	(19)	–	–	–
Lease liabilities	21,458	2,992	(5)	(2,074)	(67)	22,303
NON-CURRENT	21,477	2,992	(24)	(2,074)	(67)	22,303

Bank loans (cash liability)	233	–	(184)	–	–	48
Accrued interest not due – liability	10	–	(9)	–	–	1
Lease liabilities	4,045	–	(1,371)	2,074	(170)	4,578
CURRENT	4,288	–	(1,565)	2,074	(170)	4,627

7.2     Borrowings by maturity

(In thousands of USD)	As of December 31, 2020	As of March 31, 2021	Less than one year	Between 1 year and 5 years	More than 5 years
Lease liabilities	25,503	26,881	4,578	22,303	–
Current bank loans and overdrafts	243	49	49	–	–
Other loans and similar debts	19	–	–	–	–
TOTAL	25,765	26,930	4,627	22,303	–

7.3     Borrowings by type of rate and currency

(In thousands of USD)	As of December 31, 2020	As of March 31, 2021	Less than one year	Between 1 year and 5 years	More than 5 years
Lease liabilities	25,503	26,881	4,578	22,303	–
Current bank loans and overdrafts	243	49	49	–	–
Other loans and similar debts	19	–	–	–	–
TOTAL	25,765	26,930	4,627	22,303	–

(In thousands of USD)	As of December 31, 2020	As of March 31, 2021	Euro	US dollar	Pound Sterling	Other
Lease liabilities	25,503	26,881	3,476	18,056	3,515	1,834
Current bank loans and overdrafts	243	49	(139)	188	–	–
Other loans and similar debts	19	–	–	–	–	–
TOTAL	25,765	26,930	3,337	18,243	3,515	1,835

Teads S.A.

8	Categories and fair value of financial assets and liabilities

At March 31, 2021, all assets and liabilities were recorded at amortized cost with their carrying amount being equal to their amortized cost. Similar to the position as at December 31, 2020, no assets nor liabilities were recorded at March 31, 2021 at fair value.

9	Segment information

Reportable segments

Segment information reported is built on the basis of internal management data used for performance analysis of businesses and for the allocation of resources (management approach). An operating segment is a component of the Group for which separate financial information is available that is evaluated regularly by the Group’s chief operating decision-maker in deciding how to allocate resources and assessing performance.

The Group’s chief operating decision-maker (CODM) is the Executive Chairman, the CEO, the CFO and Altice’s management. The CODM reviews consolidated data for revenue and Adjusted EBITDA (earnings before financial income (expense), income taxes, depreciation and amortization, adjusted to eliminate the impact of equity awards compensation expense, restructuring costs, and deal costs) for the purposes of allocating resources and evaluating financial performance.

The Group has concluded that its operations constitute one operating and reportable segment.

Geographical information

The Group’s revenue from external customers and information about its segment assets (non-current assets excluding financial instruments, deferred tax assets and other financial assets) by geographical location is detailed below:

(In thousands of USD)	Revenue from external customers		Non-current assets
	Three months ended March 31, 2021	Three months ended March 31, 2020	As of March 31, 2021	December 31, 2020
North America	51,760	42,090	37,440	33,742
United States of America	49,017	40,022	36,806	33,085
Other countries	2,743	2,067	634	657
EMEA (Europe Middle East Africa)	58,388	40,809	235,388	214,668
United Kingdom	20,437	11,016	7,058	7,148
France	14,471	13,447	205,933	186,772
Germany	4,462	4,715	1,198	326
Switzerland	5,385	4,075	589	646
Italy	5,689	3,778	7,366	6,385
Spain	3,935	2,641	3,310	2,416
Other countries	4,009	1,137	9,933	10,975
South America	7,090	4,619	318	311
Asia Pacific	9,354	8,049	4,853	5,146
TOTAL	126,592	95,566	277,999	253,867

Teads S.A.

10	Financial income / (cost)

The breakdown of financial income (cost) is presented in the following table:

(In thousands of USD)	Three months ended March 31, 2021	Three months ended March 31, 2020
Interest expense on loans	–	(10)
Interest expense on lease liabilities	(353)	(356)
Net cost of borrowing	(353)	(366)
Net foreign exchange losses / gains	1,022	(4,374)
Other financial income	21	217
Other financial income and (expenses)	1,043	(4,157)
TOTAL FINANCIAL INCOME / (COST)	690	(4,523)

11	Taxation

(In thousands of USD)	Three months ended March 31, 2021	Three months ended March 31, 2020
Profit / (loss) for the period	28,023	(1,045)
Income tax expense	(9,809)	(2,041)
Profit / (loss) before tax	37,832	996
Effective tax rate	25.93%	204.93%

The Group is required to use an estimated annual effective tax rate to measure the income tax benefit or expense recognized in an interim period. The Group recorded an income tax expense of USD 9,089 for the three-month period ended March 31, 2021, reflecting an effective tax rate of 25.9% compared to an income tax expense of USD 2,041 for the three-month period ended March 31, 2020, reflecting an effective tax rate of 205% (mainly linked to the timing differences).

12	Commitments given

The commitments given as at March 31, 2021 is USD 87,865 (USD 102,086 as at December 31, 2020). The amount decreased as a result of commitments spent during the first quarter.

13	Post-balance sheet events

Pursuant to the terms of a corporate reorganization that will be completed prior to the closing of the IPO, all issued and outstanding shares in Teads S.A. will be contributed and transferred to Teads B.V. in exchange for newly issued Class A Shares and Class B Shares of Teads B.V. and a vendor note and, as a result, Teads S.A. will become a wholly owned subsidiary of Teads B.V.

Teads S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Teads S.A.

5 Rue de la Boucherie,

L-1247, Luxembourg

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Teads S.A. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

[Signature]

/s/ Deloitte Audit S.à.r.l

Luxembourg, Grand Duchy of Luxembourg

May 12, 2021

We have served as the Company’s auditor since 2021.

Teads S.A.

Consolidated Statements of Operations for the years ended December 31, 2020 and 2019

(in thousands of USD)	2020	2019	Note no.
Revenue	540,273	509,513	17
Cost of revenue	(253,138)	(281,665)
Technology and development expenses	(16,037)	(14,894)
Sales and marketing expenses	(76,792)	(104,230)
General and administrative expenses	(24,949)	(27,519)
Profit from operations	169,357	81,205

Change in value of contingent consideration	(2,798)	–	18
Financial (cost) income	(8,523)	550	19
Profit before tax	158,036	81,755

Income tax expense	(46,523)	(26,485)	20
Profit for the year	111,513	55,270

Attributable to non-controlling interests	(5)	(1)
Attributable to owners of the Company	111,508	55,269

Earnings per share (in USD)
Basic	222.97	110.52	12.3
Diluted	175.12	86.80	12.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Teads S.A.

Consolidated Statements of Comprehensive Income for the years ended December 31, 2020 and 2019

(In thousands of USD)	2020	2019
PROFIT FOR THE YEAR	111,513	55,270

Items that may not be reclassified to profit or loss
Actuarial gain	(93)	(171)

Items that may be reclassified subsequently to profit or loss
Foreign exchange differences on translation of foreign operations	14,471	(935)
COMPREHENSIVE INCOME FOR THE YEAR	125,891	54,164

Attributable to non-controlling interests	5	1
Attributable to owners of the Company	125,886	54,163

The accompanying notes are an integral part of these Consolidated Financial Statements.

Teads S.A.

Consolidated Balance Sheets as of December 31, 2020 and 2019

ASSETS (in thousands of USD)	2020	2019	Note no.
Goodwill	40,538	37,236	4
Intangible assets	9,804	5,162	5
Right-of-use assets	23,494	22,634	6
Property, plant and equipment	6,352	5,980	7
Financial assets	169,590	93,586	8
Other non-current assets	–	6
Deferred tax assets	4,089	3,062	20
Non-current assets	253,867	167,665
Trade receivables	250,038	206,480	9
Other receivables	26,803	26,859	10
Cash and cash equivalents	58,390	20,951	11
Current assets	335,231	254,291
TOTAL ASSETS	589,098	421,956

EQUITY AND LIABILITIES (in thousands of USD)	2020	2019	Note no.
Share capital	17,379	17,379	12
Share premium	115,691	115,691	12
Retained earnings	226,815	114,935	12
Reserves	(15,487)	(29,535)	12
Equity attributable to owners of the Company	344,397	218,470	12
Non-controlling interests	10	4
Total equity	344,407	218,474
Long term borrowings	19	5	14
Lease liabilities	21,458	20,900	6
Non-current provisions	2,084	1,151	13
Deferred tax liabilities	154	197	20
Other non-current liabilities	54	4,135
Non-current liabilities	23,769	26,388
Trade and other payables	135,664	118,295
Short-term borrowings	243	580	14
Lease liabilities	4,045	2,809	6
Current tax liabilities	21,371	12,219
Contract liabilities	5,153	4,950
Other current liabilities	54,446	38,243	15
Current liabilities	220,922	177,094
TOTAL EQUITY AND LIABILITIES	589,098	421,956

The accompanying notes are an integral part of these Consolidated Financial Statements.

Teads S.A.

Consolidated Statements of Changes in Equity as of December 31, 2020 and 2019

				Reserves
(In thousands of USD)	Share capital	Share premium	Retained earnings	Employee benefits	Foreign currency translation	Group interest	Non- controlling interests	Total of equity
Balance as at January 1, 2019	17,379	115,691	58,715	(683)	(27,435)	163,667	–	163,667

Profit for the year	–	–	55,582	(312)	–	52,269	1	55,270
Other Comprehensive income	–	–	–	(171)	(935)	(1,106)	–	(1,106)

Comprehensive income for the year			55,582	(483)	(935)	54,164	1	54,165

Transactions with non-controlling interests	–	–	600	–	–	600	4	603
Other	–	–	39	–	–	39	–	39
Balance as at December 31, 2019	17,379	115,691	114,935	(1,166)	(28,369)	218,470	4	218,474

Profit for the year	–	–	111,837	(329)	–	111,508	5	111,513
Other Comprehensive income	–	–	–	(93)	14,470	14,378	–	14,378

Comprehensive income for the year			111,837	(422)	14,470	125,886	5	125,891

Other	–	–	43	–	–	43	–	43
Balance as at December 31, 2020	17,379	115,691	226,815	(1,588)	(13,899)	344,397	10	344,407

The accompanying notes are an integral part of these Consolidated Financial Statements.

Teads S.A.

Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019

(in thousands of USD)	2020	2019	Note no.
Profit for the year	111,513	55,270
Adjustments for:
Depreciation and amortization	10,021	7,812
Gain sale of property, plant and equipment	141	–
Earn out adjustment	2,798	–	15
Income tax expense	46,523	26,485	20
Finance cost	–	19	19
Changes in operating assets and liabilities:	(60,802)	(38,764)
Trade receivables	(32,483)	(51,731)	9
Business taxes receivables	(5,187)	8,587	10
Accounts payable: advances and down-payments	(365)	(11)	10
Prepayments	5,651	(3,241)	10
Other receivables	548	(1,435)	10
Restricted cash	(59)	(101)	10
Account payables	12,683	29,993	15
Social-security liabilities	(6,070)	6,998	15
Tax paid	(40,003)	(24,037)	20
VAT and other tax liabilities	11,757	(9,524)	15
Other liabilities	(7,276)	5,737	15
CASH FLOW FROM OPERATING ACTIVITIES	110,194	50,821

Acquisition of assets	(7,863)	(8,422)
Intangible assets	(6,677)	(3,988)	5
Property, plant and equipment	(1,186)	(4,434)	7
Change in loans and advances granted	(62,566)	(31,632)	8
Impact of new acquisitions	–	140
CASH FLOW FROM INVESTING ACTIVITIES	(70,429)	(39,915)

Increase in borrowings	519	797	14
Decrease in borrowings included lease payments	(4,847)	(3,899)	14
Net financial interest paid	(272)	(1,783)
CASH FLOW FROM FINANCING ACTIVITIES	(4,600)	(4,886)

CHANGE IN CASH AND CASH EQUIVALENTS	35,165	6,022

Cash and cash equivalents on opening	20,951	14,915
Cash and cash equivalents at closing	58,390	20,951
Effect of exchange-rate changes	2,274	15

The accompanying notes are an integral part of these Consolidated Financial Statements.

Teads S.A.

Notes to the Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019

1	Organization and Description of Business

Teads S.A. (the “Company”) is the parent company of the Teads group (the “Group”). The Company was incorporated under Luxembourg laws in 2006, with its registered office located at 5, rue de la Boucherie, L-1247 Luxembourg, Grand Duchy of Luxembourg.

The Group operates a cloud-based, end-to-end technology platform that enables programmatic advertising for the Open Web. Teads’ platform powers a global, curated ecosystem connecting quality advertisers and agencies with quality publishers. As an end-to-end platform, the Group built deep partnerships with both the demand and supply sides of digital advertising. For advertisers, its platform offers a single access point to buy the inventory of many of the world’s best publishers. Through exclusive partnerships with these premium publishers, the Group enable advertisers to reach 1.9 billion monthly unique users, while improving the efficiency, quality and cost of digital ad transactions. The Group provides the technology required to monetize publishers’ most valuable ad inventory programmatically. By connecting both sides through the Group’s integrated platform, known as the Teads Global Media Platform, solves the digital, programmatic advertising industry’s most significant problems related to fragmentation inefficiencies, inflated digital advertising costs and quality and scale of inventory.

The Group operates in 23 countries, located in European countries, the United States of America, Canada, South-America, Asia, Middle-East and Africa.

On June 22, 2017, Altice International S.à r.l. completed the acquisition of Teads, through Altice Teads S.A. As of December 31, 2020, Altice Teads S.A. holds a 100% financial interest in Teads.

1.1	Basis of presentation of the Consolidated Financial Statements

The consolidated financial statements of the Company as of December 31, 2020 and for the year then ended (the “Consolidated Financial Statements”) were approved by the Board of Directors of the Company (the “Board of Directors”) and authorized for issue on May 11, 2021.

The Consolidated Financial Statements as of December 31, 2020 and for the year then ended are presented in thousands of United States Dollar (USD), except as otherwise stated, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements have been prepared on the historical cost basis except for certain properties and financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company considers the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these Consolidated Financial Statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

Teads S.A.

Where the accounting treatment of a specific transaction is not addressed by any accounting standard and interpretation, the Board of Directors applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation and relevance.

1.2	Significant accounting judgments and estimates

In the application of the Group’s accounting policies, the Board of Directors is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not clear from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

These judgments and estimates relate principally to the deferred taxes, right-of-use assets and lease liabilities.

These estimates and assumptions are described in note 2.17.

1.3	Application of new and revised International Financial Reporting Standards (IFRS)

1.3.1	Standards applicable for the reporting period

The following standards have mandatory application for periods beginning on or after January 1, 2020 to the Consolidated Financial Statements:

•	Amendments to IAS 1 and IAS 8 Definition of Material, effective on or after January 1, 2020;

•	Amendments to IFRS 3 Definition of a Business, effective on or after January 1, 2020;

•	Amendments to References to the Conceptual Framework in IFRS Standards, effective on or after January 1, 2020; and

•	Amendments to IFRS 16 Leases, Covid-19-Related Rent Concessions, effective on or after June 1, 2020, with early application permitted.

The application of these amendments had no material impact on the amounts recognized and on the disclosures in these Consolidated Financial Statements.

1.3.2	Standards and interpretations not applicable as of the reporting date

The Group has not early adopted the following standards and interpretations, for which application is not mandatory for the period started on January 1, 2020 and that may impact the amounts reported:

•	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, effective date of the amendments has not yet been determined by the IASB;

•	Amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1), effective on or after January 1, 2023;

•	Annual Improvements to IFRS Standards 2018-2020, effective on or after January 1, 2022;

•	Interest Rate Benchmark Reform – (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), effective for annual periods beginning on or after January 1, 2021, with earlier application permitted;

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•	Amendments to IAS 16 Property, plant and equipment – Proceeds before Intended Use;

•	Amendments to IAS 37 Onerous contracts – Costs of fulfilling a contract.

The Board of Directors anticipates that the application of those amendments will not have a material impact on amounts reported in respect of the Group’s financial assets and financial liabilities.

1.4	COVID-19 pandemic

On March 11, 2020, the COVID-19 outbreak was declared by the World Health Organization (WHO) as a global pandemic, highlighting the health risks of the disease. In this context and following regulatory requirements published by governments in the countries in which the Group operates, the Group activated a response program in order to minimize the impact of the COVID-19 pandemic.

The COVID-19 pandemic had a limited impact on the Consolidated Financial Statements. The Group has been impacted by a decline in the overall advertising industry in the second quarter of 2020 and the first month of the third quarter of 2020, but this decline was offset during the rest of the year as evidenced by the increase in the revenue. The impact has remained limited since the beginning of the crisis, demonstrating the resilience of the Group’s business in the countries where the Group operates. Although the situation continues to evolve, the Group expects that the COVID-19 pandemic will have limited effects on the Group’s operations and financial performance for future periods.

In countries where the Group operates, the Group did benefit from specific programs that required the compliance with particular conditions, such as partial unemployment in France, Germany and Switzerland during the second quarter of 2020.

The Group has taken this situation into account in its estimates, notably those related to the non-current and current assets valuation, including goodwill (please refer to note 2.12).

The Group determined that the going concern assumption remains appropriate.

2	Significant accounting policies

2.1	Basis of consolidation

2.1.1    Subsidiaries

Entities are fully consolidated if the Group has:

•	power over the investee;

•	exposure or rights to variable returns from its involvement with the investee; and

•	the ability to use its power to affect its returns.

The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. If the Group does not have a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

The Group considers all relevant facts and circumstances in assessing whether the Group’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Group;

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•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of income and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein.

Adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra group transactions, balances, income and expenses are eliminated in full in consolidation.

2.1.2    Joint arrangements

In accordance with IFRS 11 Joint Arrangements, arrangements subject to joint control are classified as either a joint venture or a joint operation. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Investment in which the Group is a joint operator recognizes its shares in the assets, liabilities, revenues and expenses.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investment in which the Company is a joint venturer recognizes its interest in the joint venture in accordance with the equity method.

2.1.3    Associates

Investments, over which the Company exercises significant influence, but not control, are accounted for under the equity method. Such investees are referred to as “associates” throughout these Consolidated Financial Statements.

Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over these policies. Associates are initially recognized at cost at acquisition date. The Consolidated Financial Statements include the Group’s share of income and expenses, from the date significant influence commences until the date that significant influence ceases.

The interest income and expenses recorded in the Consolidated Financial Statements on loans with associates have not been eliminated in the consolidated statement of income and therefore are still recorded in the Consolidated Financial Statements.

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2.2	Functional currency

The presentation currency of the Consolidated Financial Statements is United States Dollar (USD). The functional currency, which is the currency that best reflects the economic environment in which the subsidiaries of the Group operate and conduct their transactions, is separately determined for the Group’s subsidiaries and associates and is used to measure their financial position and operating results.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing on the date of the consolidated statements of financial position and the related translation gains and losses are recognized in the consolidated statements of operations. Non-monetary items that are carried at cost are translated using the rate of exchange prevailing at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate prevailing when the fair value was determined and the related translation gains and losses are reported in the consolidated statements of comprehensive income.

Upon consolidation, the results of operations of subsidiaries whose functional currency is other than the USD are translated into USD at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange rates. Translation adjustments are recognized directly in other comprehensive income.

2.3	Revenue

The Group sells space to display advertisements online to media agencies and advertisers, which the Group collectively refers to as its customers. The Group bills its customers when a user is exposed to an ad or clicks on it. The Group prices its advertising campaigns on a cost per thousand impressions (CPM) model or a cost per completed view (CPCV) model based on the number of completed video views or a cost per click (CPC) model based on the number of click or a cost per incremental visit (CPiV) based on the number of incremental visits generated by users on each advertising campaign. Revenue is shown net of value-added tax, returns, discounts and after eliminating intercompany sales within the entities.

The Group generates revenue either directly from its customers or indirectly via demand-side platforms (“DSPs”). Revenue generated directly from its customers can be either on a self-serve basis, where the customer logs into the buying interface and sets up and manages a campaign, or on a managed basis where Teads’ teams will log into the buying interface, set up and manage the campaign on behalf of the customers. In these situations, the Group uses master service agreements or purchase orders to establish the terms, conditions and detail the performance obligations. The customers are billed monthly or at the end of the advertising campaign for this service. For some managed services campaigns, the Group uses Insertion Orders (IOs), which represent a commitment to run an advertising campaign. The IOs specify the insertion dates, number of insertions in a period and specific product that is purchased.

Some of Teads’ customers prefer to use their DSP to access Teads’ platform. In this case, the customers log onto the DSP’s interface to set up and manage campaigns. Teads is integrated with the DSPs such that the DSP is accessing Teads’ advertising inventory as well as other solutions such as audience data. In these situations, the billing relationship is with the DSP and Teads has master service agreements with the DSPs and the Group bills them on a monthly basis.

The Group has also developed a self-serve solution for its publishers. The Group generates revenue from publishers who use the platform for the sale of advertising inventory that the publisher sells directly to its customers.

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Revenue recognition criteria

The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and determines revenue recognition using the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Group is deemed to be the principal when it controls its services prior to being transferred to its customers. Indications of control include its responsibility for fulfilling service, inventory risk from purchases from its publishers and its pricing discretion. When the Group acts as the principal, revenue is presented on a gross basis.

The Group is deemed an agent when it does not control the services before they are transferred to buyers of the advertising inventory, which is the case when publishers sell the inventory directly to their customers. The Group does not control the advertising inventory and it does control the pricing. When the Group acts as the agent, revenue is presented on a net basis in the statement of profit and loss.

The Group records deferred revenues when cash payments are received or due in advance of its performance obligation, excluding any amounts presented as a receivable.

For some of its customers, the Group provides incentives in the form of cash or options to acquire additional services based on the customers achieving certain volumes or monetary thresholds, which are treated as variable consideration. Such incentives are generally recognized in revenue over time and the Group’s estimates are based on a combination of contractual agreements, historical award experience and the Group’s best judgment and are updated on a periodic basis. These discounts can range from 5% to 25% of the Group’s customers’ net spend.

Practical expedients

Although the Group has three types of revenue streams, they all share the same nature, timing and uncertainties. The performance obligations of all three revenue streams are satisfied over time and they all are linked directly to the advertisement being done. The Group’s chief operating decision-maker (CODM) is not reviewing these different streams separately and therefore the Group has not disaggregated the revenue presentation by revenue stream but has shown the disaggregation by geography.

The Group does not adjust the promised amount of consideration for the effects of a significant financing component because at contract inception, the period between when the Group provides services to its clients and when its customers pay for the service will be one year or less.

2.4	Cost of revenue

The Group’s cost of revenue primarily includes traffic acquisition costs and other cost of revenue:

•

Traffic acquisition costs: consist primarily of fees paid to third-party publishers or media owners and strategic partners that are directly related to a revenue-generating event. The Group pays these third-party publishers, media owners and strategic partners on cost-per-thousand-impressions basis. Traffic acquisition costs includes also some minimum guarantee contracts signed with premium publishers. It

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allows the Group to have a direct and exclusive access to the inventory. Any related costs are recorded as cost of revenue for the minimum guarantee amount or, if higher, the real consumption. For a few contracts, the Group or the publisher has the opportunity to carry-forward commitments from a quarter to another one. If the publisher is not able to deliver the appropriate amount of ad opportunities, the Group pays a pro rata of the minimum guarantee. Thus, the carry-forward and the shortage of ad opportunities (if any) offer flexibility in the commitments.

•	Other cost of revenue includes expenses to third-party hosting fees, data purchased from third parties, insights cost and platform operation (salaries, bonuses and employee benefits).

2.5	Technology and development

Technology and development expenses consist primarily of personnel costs, including salaries and bonuses, and employee benefit costs, allocated facilities costs, and professional services. Some of the technology and development costs meet the criteria for capitalization, as per IAS 38.

In addition, research tax credits are awarded to businesses by the French State to encourage them to carry out scientific and technical research. Businesses able to provide proof of expenditure that meets the criteria required (research spending located in France or, since January 1, 2005, within the European Union or another European Economic Area Member State which has entered into a tax agreement with France, including an administrative assistance clause) are entitled to a tax credit which may be used for paying the corporate income tax due for the year when expenses were incurred and the following three years or, may lead to repayment of its excess amount, if any.

In accordance with IAS 20, as income from the research tax credit relating to research costs and potentially development costs and subsidies does not meet the criteria for capitalization, it is recognized as and when the qualifying expenditures are incurred and credited against technology and development expenses.

2.6	Income tax

Tax (expense or income) consists of current tax and deferred tax. Tax is recognized in profit or loss except when it relates to items that are recognized directly in equity.

Current tax refers to the estimated amount of tax due on the taxable profit for a period, determined using the tax rates adopted or virtually adopted as of the reporting date.

Deferred tax is calculated and recognized for each tax entity based on the temporary differences between the carrying amount of the assets and liabilities recognized and their corresponding tax base. The tax base depends on the tax rules in force in each of the countries concerned.

Deferred tax assets and liabilities are valued at the tax rates that are expected to apply for the year during which the asset will be realized or the liability settled, based on the tax rates adopted or virtually adopted as of the reporting date. The tax rates used depend on the timing of reversals of temporary differences, tax losses and other tax credits. The impact of a change in tax rate is recognized in profit or loss or in other comprehensive income, depending on the item it relates to.

Assets and liabilities are netted for each tax entity overseen by a single tax authority.

Deferred tax assets are only recognized when it is probable that the Group will have future taxable profits against which the unused tax losses may be utilized. Tax assets are generally not recognized for companies that have posted tax losses in the previous years. However, they may be recognized in cases when the probability of recovery is considered to be sufficient.

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Deferred taxes are recognized in the event of temporary differences between the value of the securities of equity affiliates and their tax value. Deferred taxes are calculated based on the expected future tax consequences (dividend pay-out rate or tax rate for capital gains on disposals).

2.7	Goodwill

Goodwill recorded on the consolidated balance sheet represents:

•	the difference between the sum of the following elements:

○	the consideration transferred;

○

the amount of the non-controlling interest in the company acquired, determined by its share in the fair value of the identifiable net assets and liabilities acquired (partial goodwill method). Opting for the partial goodwill method, reviewed on a transaction-by-transaction basis, may be treated differently with future acquisitions (i.e., possibly opting for the full goodwill method);

○	and, if the business combination is carried out in stages, the fair value on the acquisition date of the interest previously held by the Group,

•	and the net amount of identifiable assets acquired and liabilities assumed, measured at their fair value on the acquisition date.

When the difference between the consideration transferred and the fair value of the Group’s share in the identifiable assets acquired and identifiable contingent liabilities of the subsidiary acquired is negative, the difference is recognized directly in profit or loss.

Costs relating to business combinations are recognized as expenses when they arise.

Following its initial recognition, goodwill is tested for impairment at least once a year.

2.8	Intangible assets

The intangible assets acquired by the Group are measured at their historical cost, after deducting accumulated amortization and any impairment charges.

Intangible assets other than goodwill primarily include the customer relationship valued in connection with the business combinations.

According to IAS 38, an intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, an entity can demonstrate all of the following:

a)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

b)	its intention to complete the intangible asset and use or sell it;

c)	its ability to use or sell the intangible asset;

d)

how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

f)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

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In accordance with this standard, the Company recognizes some of its technology and development costs as expenses. It is the Company’s view that the expenses incurred by the Group are intended to acquire new scientific knowledge and techniques and are recognized as expenses as soon as they are incurred unless they start to meet the capitalization criteria mentioned above.

Amortization is recognized so as to write off the cost or valuation less their residual values over their useful lives, using the straight-line method, on the following basis:

Description	Useful life
Technology and development	1 to 5 years
Customer relationships	8 years
Other intangible assets	1 to 5 years

2.9	Right-of-use assets

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The Group determines the lease term as the non-cancelable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy). The Group includes the renewal period as part of the lease term for leases of

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technical sites due to the significance of these assets to its operations. The average lease term is three years and two months in 2020 (three years and five months in 2019).

2.10	Property, plant and equipment

Property, plant and equipment are measured at their historical cost, after deducting accumulated depreciation and any impairment charges.

Maintenance and repair costs are recognized as expenses for the period in which they are incurred. Other subsequent expenditure relating to an item of property, plant and equipment is recognized as an asset when it increases the asset’s future economic benefits above its level of performance that had initially been defined. All other subsequent expenditure is recognized directly as expense when it arises.

Depreciation is recognized so as to write off the cost or valuation less their residual values over their useful lives, using the straight-line method, on the following basis:

Description	Useful life
Technical installations, equipment & tools	3 to 10 years
Other property, plant and equipment	3 to 10 years

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

2.11	Financial assets

Except for certain trade receivables, under IFRS 9, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

The classification is based on two criteria: the Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the Group’s debt financial assets are as follows:

•

Debt instruments at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other receivables, and loans included under balance sheet caption “Financial assets” (non-current and current portion).

•	Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. The Group has no instrument in this new category.

Other financial assets are classified and subsequently measured as follows:

•

Equity instruments at FVOCI, with no recycling of gains or losses to profit or loss on derecognition. This category only includes equity instruments, which the Group intends to hold for the foreseeable future and which the Group has irrevocably elected to so classify upon initial recognition or transition. The Group classified its quoted and unquoted equity instruments as equity instruments at FVOCI. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9. The Group has no instrument in this new category.

•	Financial assets at FVPL comprise derivative instruments. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business

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model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets at FVPL are stated at fair value, with any gains and losses arising on remeasurement recognized in the caption “Other Financial income and expense” in the income statement. The Group has no instrument in this new category.

Impairment of financial assets

Under IFRS 9, accounting for impairment losses for financial assets is based on a forward-looking expected credit loss (“ECL”) approach. IFRS 9 requires the Group to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade and other receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group records provision for doubtful debt based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

2.12	Impairment of assets

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit (“CGU”) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

2.13	Cash and cash equivalents

Cash and cash equivalents include liquid assets and short-term investments with a maturity of less than three months from the acquisition date and a negligible risk of fluctuation in value. As a result, this primarily concerns cash in hand and deposits.

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Short-term investments are measured at their market value at each reporting date. The gains or losses resulting from this measurement are recognized directly in profit or loss as income from cash and cash equivalents.

The restricted cash are classified under other current assets.

2.14	Measurement and recognition of financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities at amortized cost:

2.14.1    Financial liabilities at amortized cost

These financial liabilities are measured at amortized cost calculated based on the effective interest rate method. The effective interest rate is the internal yield rate that exactly discounts future cash flows through the term of the financial liability. Fees, debt issuance and transaction costs are included in the calculation of the effective interest rate over the expected life of the instrument.

2.14.2    Financial liabilities measured at fair value through profit or loss (FVPL)

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as financial liabilities at FVPL if they are acquired for sale in the near term. Gains or losses on liabilities held for trading are recognized in profit or loss.

The Group assesses whether embedded derivatives are required to be bifurcated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

The fair value of financial instruments that are traded in an active market is determined by reference to quoted market prices at the close of business on the balance sheet date. For financial instruments for which there is no active market, fair value is determined using valuation techniques. Such techniques include evaluation based on transactions that have been executed recently under market terms, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis or other valuation models.

2.15	Provisions

A provision is recognized in the statement of financial position when the Group has a present obligation (legal or contractual) as the result of a past event and it is expected that the use of economic resources will be required to settle the obligation and it is possible to reliably estimate it. Where the impact is significant, the provision is measured by discounting the forecasted future cash flows, using a pre-tax interest rate that reflects the expectations of the market in respect of the time frame of the money and in certain cases, the risks that are specific to the liability.

The following types of provisions are recorded in the Consolidated Financial Statements:

2.15.1    Claims

A provision regarding claims is recognized when the Group has a present legal commitment or an implicit commitment resulting from a past event; when it is more likely than not that the Group will be required to expand

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economic resources to clear the commitment, when it is possible to estimate it reliably and when the effect of time is significant, the provision is measured according to the present value.

2.15.2    Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from the contract.

2.16	Liabilities for employment benefits

2.16.1    Retirement benefit costs and termination benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement plans, the obligation of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Re-measurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Re-measurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Defined benefit costs are categorized as follows:

•	service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

•	net interest expense or income; and

•	re-measurement.

The Group presents the service cost and the net interest expense in profit or loss in the line item “Staff cost and employee benefit expenses” and “Other financial income and expenses” respectively. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

2.16.2    Short-term and other long-term employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Teads S.A.

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Group in respect of services provided by employees up to the reporting date.

2.17	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described above, the Board of Directors of the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not clear from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2.17.1    Critical accounting judgments

The following are the critical judgments, apart from those involving estimations (which are presented separately below), that the Board of Directors has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the Consolidated Financial Statements.

Revenue recognition

Judgment and estimates are made for presentation as net or gross revenues depending on whether the Group is acting as agent or principal.

2.17.2    Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below.

Deferred tax assets

Deferred tax assets relate primarily to tax loss carried forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carried forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off. Evaluation of the Group’s capacity to utilize tax loss carried forward relies on significant judgment. The Group analyzes past events, and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax losses carried forward.

Teads S.A.

Determination of the right-of-use and lease liabilities

The right-of-use and the lease liabilities are determined based on the lease term and the discount rate.

•

For the lease term, the Group determines the lease term as the non-cancelable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

•

The discount rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Use of Estimates

The preparation of the Group’ Consolidated Financial Statements requires the use of estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amount of revenue and expenses during the period. The Group bases its estimates and assumptions on historical experience and other factors that it believes to be reasonable under the circumstances. The Group evaluates its estimates and assumptions on an ongoing basis. The Group’s actual results may differ from these estimates.

On an on-going basis, management evaluates its estimates, primarily those related to: (1) revenue recognition criteria (2) income taxes, including i) recognition of deferred tax assets arising from the subsidiaries projected taxable profit for future years, ii) evaluation of uncertain tax positions associated with the Group’s transfer pricing policy and iii) recognition of income tax position in respect to tax reforms recently enacted in countries where the Group operates, (3) assumptions used in the valuation of right of use assets and lease liabilities.

Teads S.A.

3	Consolidated entities

The 24 subsidiaries are all, directly or indirectly, controlled by the Company and consequently are all fully consolidated. The table below presents at each period’s end and for all entities included in the consolidation scope the following information:

•	Country of incorporation

Entities	Country	Details
Parent company
Teads S.A.	Luxembourg	2006	creation

Subsidiaries
Europe – Middle East – Africa (EMEA)
Teads France SAS	France	2006	acquisition
Teads Italia SRL	Italy	2010	acquisition
Teads Ltd	Great Britain	2010	creation
Teads Espana SLU	Spain	2011	creation
Teads Deutschland Gmbh	Germany	2011	creation
Teads Rus LLC	Russia	2015	creation
Teads Schweiz Gmbh	Switzerland	2015	creation
Teads Studio Ltd	Great Britain	2016	acquisition
Teads Studio SRL	Romania	2016	acquisition
Teads Mena SA(*)	Luxembourg	2019	acquisition
Teads NL B.V.	Netherland	2019	creation
Teads Middle East FZ-LLC	Dubai	2019	acquisition
Teads SARL	Morocco	2019	acquisition
North America
Teads Inc.	United States	2012	creation
Teads Canada Inc	Canada	2016	creation
South America
Teads Mexico SA de CV	Mexico	2014	creation
Teads Brasil Solucoes Em Propaganda e Video Ltd	Brazil	2015	creation
Teads Colombia SAS	Colombia	2015	creation
Teads Argentina SA	Argentina	2015	creation
Asia Pacific
Teads Korea Ltd	Korea	2015	creation
Teads Japan K.K.	Japan	2015	creation
Teads Sing. Pte	Singapore	2016	creation
Teads Hong Kong Limited	Hong Kong	2019	creation
Teads Australia Pty Ltd	Australia	2019	creation

(*)

In 2019, the Company acquired the control over Teads Mena SA (formerly called Buzzeff SA), which owned Teads Middle East FZ LLC and Teads SARL. The three entities were acquired at the same time through the holding company Teads Mena SA (formerly called Buzzeff SA). Teads Mena SA was previously an equity accounted investment. This resulted in a goodwill of USD 3,698. There has been no other acquisition, no disposal and no change in ownership compared to 2019.

Teads S.A.

4	Goodwill

Change in goodwill from December 31, 2019 to December 31, 2020:

(in thousands of USD)	2019	Exchange adjustments	2020
Goodwill	37,236	3,302	40,538

Change in goodwill from December 31, 2018 to December 31, 2019:

(in thousands of USD)	2018	Acquisition (*)	Exchange adjustments	2019
Goodwill	34,277	3,698	(739)	37,236

(*)	please refer to note 3.

The Company aggregates its CGUs in one group-cash generating unit (“GCGU”), where the total amount of goodwill is allocated. Each year, the Company performs an impairment test to assess the recoverable amount of goodwill and no impairment has been identified.

The value in use of goodwill was determined using the following method:

•	Cash flow projections to 5 years, net of tax, based on mid-term budgets and business plans prepared by the Group’s entities and approved by management, are discounted;

•

Beyond these 5 years, perpetual cash flows are extrapolated using a perpetual growth rate applied to normative cash flow, which corresponds to cash flow in the last year of the mid-term business plan, adjusted if necessary for non-recurring items;

•

Cash flow discounting is performed using a rate that reflects current market assessments of the time value of money and the risks specific to the asset (or group of assets). This rate corresponds to the weighted average cost of capital (WACC), post-tax. By applying a post-tax discount rate to taxable cash flows, it is possible to determine similar recoverable amounts to those which would have been obtained if a pre-tax rate were applied to non-taxable cash flows.

The key assumptions used to estimate value in use are as follows:

	Weighted average cost of capital	Growth rate to determine terminal value	Normative EBITDA margin to determine terminal value
December 31, 2020	11.1%	1.25%	29.5%

The sensitivity of impairment tests was verified December 31, 2020 with regard to changes in the following three assumptions:

•	increase of 1 basis point in discount rate;

•	decrease of 1 basis point in perpetual growth rate; and

•	decrease of 5 basis point in the EBITDA margin used to calculate terminal value.

No impairment loss arises whether these changes are taken individually or in the aggregate.

Teads S.A.

The test margin, which corresponds to the difference between value in use and the carrying amount, and the impacts of changes in the key assumptions used December 31, 2020 are as follows:

(In thousands of USD)	Headroom	Sensitivity - WACC increased by 1 point	Sensitivity - Long term growth rate reduced by 1 point	Sensitivity - EBITDA margin used to determine terminal value reduced by 5 points	Combination of all three factors
	1,380,756	(149,474)	(101,708)	(234,971)	(512,514)

5	Intangible assets

Change in intangible assets from December 31, 2019 to December 31, 2020:

(In thousands of USD)	2019	Additions	Disposals	Exchange adjustments	Other movements	2020
Gross values
Technology and development expenses	4,047	5,214	–	677	350	10,288
Concessions, patents, licenses	560	17	–	36	(212)	400
Customer relationships	5,943	–	–	527	–	6,470
Other intangible assets	3,531	–	(1)	193	(349)	3,374
Intangible assets in progress	2,144	1,447	–	295	–	3,886
Total	16,225	6,677	(1)	1,728	(212)	24,418

Amortization
Technology and development expenses	(2,503)	(2,431)	–	(350)	(135)	(5,420)
Concessions, patents, licenses	(204)	(24)	–	(19)	–	(247)
Customer relationships	(4,850)	(276)	–	(450)	–	(5,577)
Other intangible assets	(3,506)	(77)	1	78	134	(3,371)
Total	(11,063)	(2,809)	1	(742)	—	(14,614)

Net carrying amounts
Technology and development expenses	1,544	2,782	–	327	215	4,868
Concessions, patents, licenses	357	(7)	–	16	(212)	153
Customer relationships	1,093	(276)	–	77	–	893
Other intangible assets	25	(77)	–	271	(215)	3
Intangible assets in-progress	2,144	1,447	–	295	–	3,886
Total	5,162	3,868	—	986	(212)	9,804

The technology and development expenses are mainly composed by the software capitalization. Each year the Group performs a review of the eligible projects.

The customer relationships include the valuation of the customer portfolio of the past acquisitions.

Teads S.A.

Change in intangible assets from December 31, 2018 to December 31, 2019:

(In thousands of USD)	2018	Additions	Disposals	New acquisitions	Exchange adjustments	Others movements	2019
Gross values
Technology and development expenses	2,707	1,305	–	–	35	–	4,047
Concessions, patents, licenses	398	165	–	3	(6)	–	560
Customer relationships	4,990	–	–	1,071	(118)	–	5,943
Other intangible assets	3,155	381	(1)	–	(6)	2	3,531
Intangible assets in progress	–	2,137	–	–	7	–	2,144
Total	11,250	3,988	(1)	1,074	(87)	2	16,225

Amortization
Technology and development expenses	(1,879)	(611)	–	–	(13)	–	(2,503)
Concessions, patents, licenses	(170)	(37)	–	–	4	–	(204)
Customer relationships	(4,270)	(661)	–	–	81	–	(4,850)
Other intangible assets	(2,758)	(756)	1	–	8	(2)	(3,506)
Intangible assets in process	–	–	–	–	–	–	–
Total	(9,077)	(2,065)	1	—	80	(2)	(11,063)

Net carrying amounts
Technology and development expenses	828	694	–	–	22	–	1,544
Concessions, patents, licenses	228	128	–	3	(2)	–	357
Customer relationships	720	(661)	–	1,071	(37)	–	1,093
Other intangible assets	397	(375)	–	–	2	–	25
Intangible assets in-progress	–	2,137	–	–	7	–	2,144
Total	2,173	1,923	—	1,074	(8)	—	5,162

Teads S.A.

6	Right-of-use and lease liabilities

Change in right-of-use assets from December 31, 2020 to December 31, 2019:

(In thousands of USD)	2019	Additions	Disposals	Exchange adjustments	Other movements	2020
Gross values
Buildings	26,410	6,200	(181)	595	(242)	32,782
General equipment, fixtures and fittings	–	73	–	5	–	79
Total	26,410	6,273	(181)	600	(242)	32,861

Amortization & Depreciation
Buildings	(3,776)	(5,394)	181	(281)	(71)	(9,340)
General equipment, fixtures and fittings	–	(25)	–	(2)	–	(26)
Total	(3,776)	(5,418)	181	(283)	(71)	(9,367)

Net carrying amounts
Buildings	22,634	806	–	314	(313)	23,442
General equipment, fixtures and fittings	–	49	–	4	–	52
Total	22,634	855	—	317	(313)	23,494

Information regarding lease liabilities:

(in thousands of USD)	2019	Additions	Payments	Other movements	Exchange adjustments	2020
Non current lease liabilities	20,900	6,163	(53)	(5,773)	220	21,458
Current lease liabilities	2,809	110	(4,456)	5,460	122	4,045
Total	23,710	6,273	(4,509)	(313)	342	25,503

The interest expenses were USD 1,513 and USD 1,430, in 2019 and 2020, respectively.

The incremental borrowing rate was 6% in 2020.

There is no expense related to variable lease payments.

Change in right-of-use assets from December 31, 2018 to December 31, 2019:

(In thousands of USD)	2018	First adoption IFRS 16	Additions	Disposals	Exchange adjustments	2019
Gross values
Buildings	–	23,816	2,763	(383)	215	26,410
Total	—	23,816	2,763	(383)	215	26,410

Amortization & Depreciation
Buildings	–	–	(4,126)	383	(33)	(3,776)
Total	—	—	(4,126)	383	(33)	(3,776)

Net carrying amounts
Buildings	–	23,816	(1,363)	–	182	22,634
Total	—	23,816	(1,363)	—	182	22,634

Teads S.A.

Other information regarding lease liabilities:

(in thousands of USD)	2018	First adoption IFRS 16	Additions	Payments	Other movements	Exchange adjustments	2019
Non current lease liabilities	–	21,011	2,736	–	(3,003)	157	20,900
Current lease liabilities	–	2,699	27	(2,949)	3,003	29	2,809
Total	—	23,709	2,763	(2,949)	—	186	23,710

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases that it is the lessee. The Group recognized lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group:

•	Right-of-use assets are reported separately in the statement of financial position;

•	The recognition, measurement and disclosure requirements of IFRS 16 are also applied to short-term leases and leases of low-value assets;

•	Calculate outstanding liability for existing operating leases using the incremental borrowing rate at date of transition;

•	IFRS 16 is not applied to leases for intangible assets.

(In thousands of USD)	First adoption IFRS 16
Right-of-use assets	23,816
Lease liabilities	(23,709)
Others	(107)

7	Property, plant and equipment

Change in property, plant and equipment from December 31, 2019 to December 31, 2020:

(In thousands of USD)	2019	Additions	Disposals	Exchange adjustments	Other movements	2020
Gross values
Technical installations, equipment & tools	1,059	47	–	75	–	1,181
General equipment, fixtures and fittings	9,796	1,139	(140)	490	205	11,490
Property, plant and equipment under construction	969	–	–	86	–	1,055
Total	11,824	1,186	(140)	651	205	13,726

Teads S.A.

(In thousands of USD)	2019	Additions	Disposals	Exchange adjustments	Other movements	2020
Amortization & Depreciation
Technical installations, equipment & tools	(957)	(66)	–	(73)	–	(1,096)
General equipment, fixtures and fittings	(4,886)	(1,476)	364	(287)	7	(6,278)
Total	(5,843)	(1,542)	364	(360)	7	(7,375)

Net carrying amounts
Technical installations, equipment & tools	102	(19)	–	2	–	85
General equipment, fixtures and fittings	4,910	(337)	224	203	212	5,212
Property, plant and equipment under construction	969	–	–	86	–	1,055
Total	5,980	(356)	224	291	212	6,352

Change in property, plant and equipment from December 31, 2018 to December 31, 2019:

(In thousands of USD)	2018	Additions	Disposals	New acquisition	Exchange adjustments	Others movements	2019
Gross values
Technical installations, equipment & tools	1,000	55	–	3	–	–	1,059
General equipment, fixtures and fittings	6,287	3,413	(7)	92	(54)	64	9,796
Property, plant and equipment under construction	44	966	–	–	1	(42)	969
Total	7,331	4,434	(7)	95	(52)	22	11,824

Amortization & Depreciation
Technical installations, equipment & tools	(890)	(71)	–	–	3	–	(957)
General equipment, fixtures and fittings	(3,763)	(1,103)	7	(40)	34	(22)	(4,886)
Total	(4,653)	(1,174)	7	(40)	37	(22)	(5,843)

Teads S.A.

(In thousands of USD)	2018	Additions	Disposals	New acquisition	Exchange adjustments	Others movements	2019
Net carrying amounts
Technical installations, equipment & tools	110	(15)	–	3	4	–	102
General equipment, fixtures and fittings	2,524	2,310	–	52	(19)	43	4,910
Property, plant and equipment under construction	44	966	–	–	1	(42)	969
Total	2,678	3,261	—	55	(14)	—	5,980

The Group does not have any property, plant and equipment with restrictions or pledged.

8	Other non-current assets

Other non-current assets can be broken down as follows:

(In thousands of USD)	2019	Additions	Disposals	Exchange adjustments	Other movements	2020
Amounts owed by sole shareholder	91,170	62,688	(91)	11,554	1,797	167,118
Loans, security deposits and other receivables	2,416	130	(161)	92	(5)	2,472
Total	93,586	62,818	(252)	11,646	1,792	169,590

Change in non-current assets from December 31, 2018 to December 31, 2019:

(In thousands of USD)	2018	Additions	Disposals	New acquisition	Exchange adjustments	Other movements	2019
Equity interest	276	–	–	(270)	(6)	–	–
Other receivables related to investments	60,532	31,527	–	–	(889)	–	91,170
Loans, security deposits and other receivables	2,250	493	(388)	54	7	–	2,416
Total	63,058	32,020	(388)	(216)	(888)	–	93,586

•	For new acquisition, please refer to note 3.

•

For amounts owed by the sole shareholder (please refer to note 21): there are contractually no payment terms or conditions included in the cash management agreement covering the amounts owed by the sole shareholder. All these amounts will be set off as part of the corporate reorganization disclosed in note 24. This represents the advances payments made to Altice Teads S.A., under a cash management agreement. These amounts have been classified as non-current assets as Teads’ management does not expect to require the repayment of the advances within twelve months after the reporting date.

The Group assesses the ECL of the non-current assets. The expected credit losses on these financial assets are estimated based on the Group’s historical credit loss experience, adjusted for factors that are specific to the shareholders and general economic conditions.

Teads S.A.

ECL represents the expected credit losses that will result from all possible default events over the expected life of the non-current assets.

Management has concluded that there is no material impact of ECL on the value recorded in the Consolidated Financial Statements.

9	Trade receivables

(In thousands of USD)	2020	2019
Trade receivables – gross value	255,371	211,453
Trade receivables – impairment	(5,333)	(4,973)
TOTAL	250,038	206,480

The trade receivables held by the Group primarily include operating receivables due in less than one year. They are subject to business seasonality, and revenue for the final quarter can represent more than 35% of full-year revenues.

The Group always measures the loss allowance for trade receivables at an amount equal to 12 months expected credit losses. The expected credit losses on trade receivables are estimated using a past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. The Group has recognized a loss allowance of 100% against all receivables over 270 days past due because historical experience has indicated that these receivables are generally not recoverable. There has been no change in the estimation techniques during the current reporting period, nor any material change in the loss allowance.

The amount charged to allowance for doubtful accounts for the year ended December 31, 2020 was USD 1,504 (USD 1,711 for the year ended December 31, 2019 ).

(In thousands of USD)	Not due	Overdue
		0 - 30 days	30 - 60 days	60 - 90 days	+ 90 days	Total
Trade receivables - 2020	157,496	32,328	28,663	7,201	24,349	250,038
Expected credit loss rate	0%	0%	0%	0%	18%
Trade receivables - 2019	146,255	21,849	12,631	8,459	17,286	206,480
Expected credit loss rate	0%	0%	0%	0%	22%

The Group writes off accounts receivable balances once the receivables are no longer deemed collectible.

10	Other current assets

Other current assets can be broken down as follows:

(In thousands of USD)	2020	2019
Business taxes receivables	15,067	8,962
Account payables	486	120
Prepayments	3,108	8,597
Tax credits	2,581	1,693
Other current assets	5,401	7,386
Restricted cash	160	101
TOTAL	26,803	26,859

Teads S.A.

The business taxes receivables are mainly composed of VAT or other sales tax across the countries.

11	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

(In thousands of USD)	2020	2019
Short-term deposits with a maturity of three months or less	1,761	553
Cash available	56,629	20,398
CASH AND CASH EQUIVALENTS	58,390	20,951

12	Equity attributable to owner of the Company

12.1	Issued capital

At December 31, 2020, the share capital comprised 500,131 fully paid-up ordinary and preference shares, with a par value of €25, representing €12,503 k (USD 17,379). At December 31, 2020, the share premium was €88,076 k (USD 115,691), which was the result of various capital increases and acquisitions since the creation of the Company.

The issued equity is represented by 315,139 ordinary shares divided into 286,698 class A ordinary shares and 28,441 class C ordinary shares; 184,992 preference shares divided into 62,320 class A preference shares (including 46,070 class A1 preference shares and 16,250 class 2 preference shares); 59,202 class B preference shares (including 40,917 class B1 preference shares and 18,285 class B2 preference shares); 20,535 class C preference shares and 42,935 class D preference shares.

For the purpose of the Group’s capital management, capital includes issued capital, preference shares, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholder value.

Ordinary shares:

Ordinary shares are divided into two classes: Class A ordinary shares and Class C ordinary shares. Ordinary shareholders are entitled to propose a list of candidates for the election of six (6) directors.

Preference shares:

Preference shares are divided into four classes: Class A preference shares, Class B preference shares, Class C preference shares, Class D preference shares. The holders of preference shares will have the same voting rights as the holders of ordinary shares. Each holder of preference shares will have one vote for each preference share. The holders of Class A, B and C preference shares are entitled to have one (1) director for each class.

All shares were bought by Altice Teads S.A. on June 22, 2017.

Warrants:

Warrants have been issued since the Company’ inception, entitling their holder to subscribe to a total of 136,662 class A shares. All warrants were bought by Altice Teads S.A. on June 22, 2017.

12.2	Dividends

No dividend payments were made in the financial years ended December 31, 2020 and December 31, 2019.

Teads S.A.

12.3	Earnings per share

Basic earnings per share (“EPS”)

(in thousands of USD)	2020	2019
Reported earnings	111,508	55,269
Weighted average shares used in basic EPS calculation (k)	500.1	500.1
Reported EPS	222.97	110.52

Diluted EPS

The reconciliation of the weighted average shares can be demonstrated, as follows:

(In thousands of shares)	2020	2019
Weighted average number of shares for basic EPS (k)	500.1	500.1
Effect of dilutive potential shares:
Warrants	136.7	136.7
Weighted average number of shares for diluted EPS	636.8	636.8

Therefore, the calculation of the diluted EPS can be demonstrated, as follows:

(in thousands of USD)	2020	2019
Diluted reported earnings	111,508	55,269
Weighted average shares used in diluted EPS calculation (k)	636.8	636.8
Diluted reported EPS	175.12	86.80

13	Non current provisions

Non-current provisions can be broken down as follows:

(In thousands of USD)	2019	Additions	Reversals	Exchange adjustments	2020
Provisions for pensions	983	422	–	118	1,522
Provisions for litigations	168	381	–	12	561
TOTAL	1,151	803	—	130	2,084

The changes from the previous year were as follows:

(In thousands of USD)	2018	Additions	Reversals	Exchange adjustments	2019
Provisions for pensions	683	312	–	(12)	983
Provisions for litigations	172	–	–	(3)	168
TOTAL	855	312	—	(16)	1,151

Provisions for pensions

Assumption used for measuring retirement benefits:

Provisions at Teads France SAS are calculated on an actuarial basis, taking into account the length of service and compensation of the beneficiaries before retirement age (65 years).

Teads S.A.

The actuarial assumptions, taking length of service into account, for measuring the plan for 2020 are as follows:

○	Discount rate: 0.35% (0.77% in 2019). Source: taux Iboxx € Corporates AA 10+ at December 31, 2020,

○	Rate of future wage and salary increases: 3.00% (3.00% in 2019).

The expense for the year for these supplementary benefits is included under cost of revenue, technology and development expenses, sales and marketing expenses and, general and administrative expenses in the statement of operations. Furthermore, in light of the laws and regulations in force for the non-French subsidiaries, no provisions for pensions and retirement benefits are calculated for these companies.

14	Financial debt

14.1	Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows will be classified in the Company’s consolidated statement of cash flows from financing activities.

(in thousands of USD)	2019	Additions	Payments	Other movements	Exchange adjustments	2020
Other loans and similar debts	5	519	(40)	35	(500)	19
Lease liabilities	20,900	6,163	(53)	(5,773)	220	21,458
NON-CURRENT	20,905	6,682	(92)	(5,738)	(280)	21,477

Bank loans (cash liability)	525	–	(293)	–	–	233
Accrued interest not due – liability	14	–	(5)	–	1	10
Other loans and similar debts < 1 year	40	–	–	(40)	1	–
Lease liabilities	2,809	110	(4,456)	5,460	122	4,045
CURRENT	3,389	110	(4,754)	5,420	123	4,288

The changes from the previous year were as follows:

(in thousands of USD)	2018	First adoption IFRS 16	New acquisitions	Additions	Payments	Other movements	Exchange adjustments	2019
Other loans and similar debts	–	–	288	250	(892)	–	358	5
Lease liabilities	–	21,011	–	2,736	–	(3,003)	157	20,900
NON-CURRENT	—	21,011	288	2,986	(892)	(3,003)	516	20,905

Bank loans (cash liability)	18	–	–	507	–	–	–	525
Accrued interest not due – liability	8	–	65	–	(58)	–	–	14
Other loans and similar debts < 1 year	–	–	–	40	–	–	–	40
Lease liabilities	–	2,699	–	27	(2,949)	3,003	29	2,809
CURRENT	27	2,699	65	574	(3,007)	3,003	29	3,389

Teads S.A.

14.2	Borrowings by maturity

(In thousands of USD)	2020	Less than one year	Between 1 year and 5 years	More than 5 years
Lease liabilities	25,503	4,045	21,458	–
Current bank loans and overdrafts	243	243	–	–
Other loans and similar debts	19	–	19	–
TOTAL	25,765	4,288	21,477	—

Maturity from the previous year was as follows:

(In thousands of USD)	2019	Less than one year	Between 1 year and 5 years	More than 5 years
Lease liabilities	23,710	2,809	20,900	–
Current bank loans and overdrafts	540	540	–	–
Other loans and similar debts	45	–	45	–
TOTAL	24,294	3,349	20,945	—

14.3	Borrowings by type of rate and currency

(In thousands of USD)	2020	Euro	USD	Pound Sterling	Other
Lease liabilities	25,503	2,182	17,543	3,639	2,139
Current bank loans and overdrafts	243	55	188	–	–
Other loans and similar debts	19	19	–	–	–
TOTAL	25,765	2,256	17,731	3,639	2,139

(In thousands of USD)	2020	Fixed rate	Variable rate
Lease liabilities	25,503	25,503	–
Current bank loans and overdrafts	243	–	243
Other loans and similar debts	19	19	19
TOTAL	25,765	25,522	262

15	Other current liabilities

(In thousands of USD)	2020	2019
Earn out payable	7,497	–
Social-security liabilities	19,911	25,179
VAT and other tax liabilities	22,761	9,658
Other liabilities	4,277	3,407
TOTAL	54,446	38,243

Teads S.A.

16	Categories and fair value of financial assets and liabilities

At December 31, 2020, the principles for measuring financial instruments and their market value were as follows. Due to the current nature of the balances, fair value approximates amortized cost:

(in thousands of USD)	Carrying amount	Amortized cost
Non-current assets
Financial assets	169,590	169,590

Current assets
Trade receivables	250,038	250,038
Other receivables	26,803	26,803
Cash and cash equivalents	58,390	58,390
	504,821	504,821

Non-current liabilities
Non-current lease liabilities	21,458	21,458
Long term borrowings	19	19

Current liabilities
Trade payables	135,664	135,664
Current lease liabilities	4,045	4,045
Short term borrowings	243	243
	161,429	161,429

At December 31, 2019, the principles for measuring financial instruments and their market value were as follows. Due to the current nature of the balances, fair value approximates amortized cost.

(in thousands of USD)	Carrying amount	Amortized cost
Non-current assets
Financial assets	93,586	93,586

Current assets
Trade receivables	206,480	206,480
Other receivables	26,859	26,859
Cash and cash equivalents	20,951	20,951
	347,877	347,877

Non-current liabilities
Non-current lease liabilities	20,900	20,900
Long term borrowings	5	5

Current liabilities
Trade payables	118,295	118,295
Current lease liabilities	2,809	2,809
Short term borrowings	580	580
	142,589	142,589

Teads S.A.

17	Segment Information

Reportable segments

Segment information reported is built on the basis of internal management data used for performance analysis of businesses and for the allocation of resources (management approach). An operating segment is a component of the Group for which separate financial information is available that is evaluated regularly by the Group’s chief operating decision-maker in deciding how to allocate resources and assessing performance.

The Group’s chief operating decision-maker (CODM) is the Executive Chairman, the CEO, the CFO and Altice’s management. The CODM reviews consolidated data for revenue and Adjusted EBITDA (earnings before financial income (expense), income taxes, depreciation and amortization, adjusted to eliminate the impact of equity awards compensation expense, restructuring costs, and deal costs) for the purposes of allocating resources and evaluating financial performance.

The Group has concluded that its operations constitute one operating and reportable segment.

Geographical information

The Group’s revenue from external customers and information about its segment assets (non-current assets excluding financial instruments, deferred tax assets and other financial assets) by geographical location detailed below:

(In thousands of USD)	Revenue from external customers		Non-current assets
	2020	2019	2020	2019
North America	216,549	195,396	33,742	19,863
United States of America	204,291	185,513	33,085	19,497
Other countries	12,258	9,884	657	366

EMEA (Europe Middle East Africa)	251,746	236,740	214,668	144,795
United Kingdom	70,346	67,201	7,148	7,554
France	73,803	75,884	186,772	118,482
Germany	27,177	22,513	326	468
Switzerland	29,281	23,145	646	679
Italy	23,331	21,138	6,385	4,638
Spain	15,960	18,082	2,416	2,354
Other countries	11,848	8,777	10,975	10,621

South America	34,312	38,392	311	224

Asia Pacific	37,667	38,984	5,146	2,782

TOTAL	540,273	509,513	253,867	167,665

Information about major customers

Large customers who spend more than USD 1 million annually with the Group represent a significant portion of the Group’ revenue, contributing approximately 59% to total revenue in the year ended December 31, 2020.

18	Contingent consideration

The Other expenses are composed by the additional amount paid in relation to the 2019 acquisition of Teads Mena SA (formerly Buzzeff SA) (earnout). The cash out is expected in 2Q21.

Teads S.A.

19	Financial (cost) income

The breakdown of financial (cost) income is presented in the following table:

(In thousands of USD)	2020	2019
Interest expense on loans	–	(19)
Interest expenses on lease liabilities	(1,430)	(1,513)
Net cost of borrowing	(1,430)	(1,532)
Foreign exchange gains	13,446	8,740
Foreign exchange losses	(20,757)	(8,361)
Other financial income and (expenses)	218	1,703
Other financial income and (expenses)	(7,093)	2,082
TOTAL NET FINANCIAL INCOME	(8,523)	550

20	Corporate income tax

20.1	Analysis of the tax expense

The tax expense for financial year ended December 31, 2019 and 2020 mainly consisted of the following:

(In thousands of USD)	2020	2019
Current tax for the period	(47,225)	(26,970)
Tax deferred due to temporary differences	702	485
TOTAL	(46,523)	(26,485)

20.2	Reconciliation of theoretical tax and effective tax

(In thousands of USD)	2020	2019
Profit for the year	111,513	55,270
Tax expense [(-) charges / (+) income]	(46,523)	(26,485)

Profit before tax	158,036	81,755

Theoretical tax rate	25.00%	26.01%
Theoretical tax	(39,509)	(21,265)

Reconciliation:
Permanent differences	(8,396)	(7,151)
Unrecognized deferred tax assets	(823)	–
Use of tax losses	25	(878)
Tax losses created during the year	(1,200)	(25)
Effect of different tax rate used between parent company and its subsidiaries	3,379	2,833
Effective tax recognized	(46,523)	(26,485)

The theoretical tax rate is the rate applied in Luxembourg for the Company. It changed between 2019 and 2020 in line with the local tax law.

Teads S.A.

20.3	Principal deferred tax assets and liabilities

	Assets				Liabilities
(In thousands of USD)	2020	2019	Impact on reserves	Impact on earnings	2020	2019	Impact on reserves	Impact on earnings
Provisions for pension	269	426	(275)	118	–	–	–	–
Technologies, platforms and customer relationships	–	–	–	–	118	216	–	(98)
Deferred tax limitation	(1,788)	(859)	135	(1,065)	–	–	–	–
Deferred tax for others adjustments	(1,552)	(661)	432	(1,323)	38	224	6	(192)
Temporary differences	5,444	3,006	98	2,340	–	–	–	–
DEFERRED TAX	2,373	1,913	390	70	155	440	6	(290)

Offset by tax entity	(2)	(243)	–	242	(2)	(243)	–	242
DEFERRED TAX AFTER OFFSET	2,371	1,670	390	312	154	197	6	(49)

Social deferred tax	1,718	1,392	(16)	342	–	–	–	–
TOTAL DEFERRED TAX	4,089	3,062	374	654	154	197	6	(49)

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

The amount of unused tax losses for which no deferred tax asset is recognized is USD 15,303.

The Group does not believe that the unrecognized deferred tax losses can be used given the Group’s current structure, but the Group will continue exploring opportunities to offset these against any future profits that the Company or its subsidiaries may generate.

21	Transactions with related parties

21.1	Transactions with associates

(In thousands of USD)	2020	2019
Amounts owed by sole shareholder	167,026	91,162
Altice Teads S.A.	167,026	91,162

Trade accounts receivables	6,299	4,087
SFR S.A.	763	1,072
MEO - Serviços de Comunicaçoes e Multimedia, S.A.	355	463
a4 Media, LLC	5,181	2,553

Trade accounts payables	(1,727)	(736)
NextMedia Solutions S.A.S	(206)	(359)
MEO - Serviços de Comunicaçoes e Multimedia, S.A.	(282)	(328)
a4 Media, LLC	(1,239)	(49)

Revenue	25,340	19,437
SFR S.A.	1,698	1,711
MEO - Serviços de Comunicaçoes e Multimedia, S.A.	1,009	1,166
a4 Media, LLC	22,632	16,560

Operating expenses	(6,454)	(7,192)
NextMedia Solutions S.A.S	(1,326)	(1,895)
MEO - Serviços de Comunicaçoes e Multimedia, S.A.	(527)	(485)
a4 Media, LLC	(4,601)	(4,812)

Teads S.A.

On April 1, 2018, Teads France S.A.S, Teads Ltd., Teads Inc., Teads Italia S.r.l. and Teads Espana SLU signed a cash management agreement with Altice Teads S.A. to establish a cash management system to avoid retaining costly financial fixed assets and to promote the coordinated and optimal use of surplus cash or to cover cash requirements globally among themselves for an unlimited period of time. Teads S.A., Teads Japan K.K. and Teads Deutschland Gmbh subsequently adhered to this cash management agreement. For the years ended December 31, 2020 and December 31, 2019, the amounts lent to Altice Teads S.A. by the Teads S.A. subsidiaries were USD 64 million and USD 32 million, respectively.

Teads Inc. has a partnership with a4 Media, LLC for the U.S., acting as an agent in the U.S. and Teads Espana SLU has an agreement with MEO – Serviços de Comunicaçoes e Multimedia, S.A. covering the Portuguese market. SFR S.A. has been and continues to be a customer of Teads France S.A.S.

Teads France S.A.S. signed minimum guarantee contracts with several Altice group entities in 2019 (including Next Media Solutions S.A.S., Groupe L’Express S.A. and Libération SARL) and in 2020 (including Next Media Solutions S.A.S.).

21.2	Management compensation

Short-term compensation consists of payments to the following persons referenced as key persons: Pierre Chappaz and Bertrand Quesada.

The amounts stated below include fixed salary and quarterly bonuses (based on Group performance). In 2020, they benefited from retention bonuses (provided for in the Share Purchase Agreement with Altice in 2017). The retention bonuses explain the difference between the two periods.

(In thousands of USD)	2020	2019
Short-term compensation	3,391	1,403
Long-term compensation	–	–
Variable remuneration	–	–
TOTAL	3,391	1,403

22	Commitments given

The Group signed contracts with premium publishers with commitment to have access to their inventory in 2021 and 2022. The total committed amount reached USD 102,086 as of December 31, 2020.

23	Financial risk management

The Group’s risk management policy aims to identify and analyze the risks facing the Group, in addition to defining the limits for risks and the controls to be applied, managing the risks and ensuring compliance with the limits defined. The risk management policy and systems are reviewed on a regular basis in order to take into account changes in market conditions and the Group’s activities. Through its management and training procedures and guidelines, the Group seeks to develop a thorough and constructive control environment within which all personnel have a good understanding of their roles and obligations.

Interest rate risk

Through its cash management agreement with the Altice Group, the Group had variable interest rates (Eonia and overnight USD Libor rates) recorded in financial (cost) income.

Teads S.A.

Foreign exchange risk

This risk is linked to the Group’s activities outside of the euro zone, which increased significantly within two years with the development of the North and South American, and Asia businesses. In addition to the international expansion, the development of the programmatic business (booked in France) increased the exposure with the USD currency.

No hedging was in place in 2019 and 2020.

At December 31, 2020:

○	28% of the balance sheet total was denominated in a currency other than the euro (27% in 2019);

○	33% of the total revenue was denominated in a currency other than the euro (27% in 2019).

Liquidity risk

The Group’s liquidity risk lies in the financing for its future requirements (projects resulting from the development activity and the Group’s general requirements). In this way, the liquidity risk is the risk of the Group being unable to meet its obligations when they fall due or under normal conditions. The management team manages the Group’s liquidity based on cash-flow forecasts, with its cash and cash equivalents held in first-rate regulated European financial institutions.

Credit risk

Credit risk refers to the risk of a financial loss for the Group in the event of a customer or counterparty for a financial instrument failing to fulfill its contractual obligations.

The Group has set a policy to quantify and manage counterparty risk. This management policy, centralized at the head office level for all of the Group’s entities, focuses on three main areas: risk of non-payment, risk of third parties not meeting their contractual commitments to the Group and risk relating to cash flow and financing.

The Group reviews the recoverable amount of each trade receivable on an individual basis at the end of the reporting period to ensure that adequate loss allowance is made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Capital risk

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern so it can continue to provide returns for its investors, and maintain an optimal capital structure to reduce the cost of capital.

24	Post-balance sheet events

Pursuant to the terms of a corporate reorganization that will be completed prior to the closing of the initial public offering, all issued and outstanding shares in the Company will be contributed and transferred to Teads B.V. in exchange for newly issued Class A shares and Class B shares of Teads B.V. and a vendor note and, as a result, the Company will become a wholly-owned subsidiary of Teads B.V.

                 Shares

Class A common shares

PROSPECTUS

Goldman Sachs	Morgan Stanley	J.P. Morgan

BNP PARIBAS	Citigroup

JMP Securities	Raymond James	William Blair

                     , 2021

Through and including                      , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 6.	Indemnification of Directors and Officers.

Our articles of association provide that each director as well as each former director will be reimbursed for (i) reasonable costs of conducting a defence against claims resulting from an act or omission in performing his/her duties or performing other duties that the Company asked him/her to fulfil, (ii) any compensation or financial penalties he/she owes as a result of such act or omission, (iii) any amounts he/she owes under settlements he/she has reasonably entered into in connection with such act or omission, (iv) reasonable costs of other proceedings in which he/she as current or former director is involved and (v) tax damage due to a reimbursement. A director or former director is not entitled to reimbursement if (i) it has been established in a final and non-appealable decision of the competent court, or in the event of arbitration, of an arbitrator, that his/her act or omission can be described as deliberate (opzettelijk), wilfully reckless (bewust roekeloos) or seriously culpable, (ii) the costs or financial losses are covered by an insurance policy and the insurer has paid out these costs or financial losses or (iii) he/she failed to notify the Company as soon as possible of the costs or financial losses or of the circumstances that could lead to the costs or financial losses.

Item 7.	Recent Sales of Unregistered Securities.

Not Applicable

Item 8.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. None.

Item 9.	Undertakings.

In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Articles of Association of Teads N.V.

4.1*	Specimen Share Certificate

4.2*	Form of Registration Rights Agreement

5.1*	Opinion of De Brauw Blackstone Westbroek as to the validity of the Class A Shares

10.1*	Teads N.V. Remuneration Policy for Executive and Non-Executive Directors

10.2*	Teads N.V. 2021 Stock Option Plan

10.3*	Form of Performance Option Award Under the Teads N.V. 2021 Stock Option Plan

16.1	Letter from Deloitte Audit S.à r.l., dated July 6, 2021, regarding the change in independent registered accounting firm

21.1*	List of Subsidiaries of Teads B.V.

23.1	Consent of Deloitte Audit S.à r.l.

23.2	Consent of Deloitte Audit S.à r.l.

23.3*	Consent of De Brauw Blackstone WestBroek (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

99.1*	Consent of Jurgen van Breukelen pursuant to Rule 438

99.2*	Consent of Mark Mullen pursuant to Rule 438

99.3*	Consent of Raymond Svider pursuant to Rule 438

*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the United Kingdom, on July 6, 2021.

By:	/s/ Bertrand Quesada

	Name:	Bertrand Quesada

	Title:	Co-Founder & Chief Executive Officer

POWERS OF ATTORNEY

Each of the undersigned members of the board of directors of the Registrant hereby severally constitutes and appoints Pierre Chappaz and Caroline Barbery as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bertrand Quesada Bertrand Quesada	Co-Founder, Director, Chief Executive Officer and Principal executive officer	July 6, 2021

/s/ Caroline Barbery Caroline Barbery	Principal financial officer and principal accounting officer	July 6, 2021

/s/ David Drahi David Drahi	President and Director	July 6, 2021

/s/ Graziella Drahi Graziella Drahi	Director	July 6, 2021

/s/ Dexter Goei Dexter Goei	Director	July 6, 2021

/s/ Malo Corbin Malo Corbin	Vice-President and Director	July 6, 2021

/s/ Natacha Marty Natacha Marty	Director	July 6, 2021

/s/ Tal Granot-Goldstein Tal Granot-Goldstein	Director	July 6, 2021

/s/ Pierre Chappaz Pierre Chappaz	Founder and Director	July 6, 2021

Signature of Authorized U.S. Representative of Registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Teads N.V., has signed this Registration Statement on July 6, 2021.

By:	/s/ Armando Gil
	Name:	Armando Gil

	Title:	Chief Financial Officer, North America, Teads

II-4